     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1996

                                                      REGISTRATION NO. 333-04817
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            HAWAIIAN AIRLINES, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

           HAWAII                   99-0042880
(State or other jurisdiction     (I.R.S. Employer
    of incorporation or        Identification No.)
       organization)

                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                BRUCE R. NOBLES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

      JOSEPH SALAMUNOVICH, Esq.                   GEORGE D. TUTTLE, Esq.
     Gibson, Dunn & Crutcher LLP             Brobeck, Phleger & Harrison LLP
        333 South Grand Avenue              One Market Plaza, Spear St. Tower
              46th Floor                                26th Floor
    Los Angeles, California 90071            San Francisco, California 94105

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / _____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1996

PROSPECTUS
                               12,100,000 SHARES

                            HAWAIIAN AIRLINES, INC.
                                  COMMON STOCK
                               ------------------


    Hawaiian Airlines, Inc., a Hawaii corporation (the "Company" or "Hawaiian Airlines"), is distributing subscription rights entitling the holder of each subscription right to purchase one share of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), for $3.25 (the "Subscription Price") during a specified period. Of the subscription rights, approximately 8,250,000 (the "Shareholder Rights") will be distributed to holders of record of shares of the Common Stock as of the close of business on July , 1996 (the "Record Date"), other than Airline Investors Partnership, L.P. ("AIP"). In addition to the Shareholder Rights, 1,000,000 subscription rights (the "Employee Rights") will be distributed among the employees of the Company as of the Record Date who were also employees at any time during 1995, other than members of senior management (the "Eligible Employees"), PRO RATA based on each Eligible Employee's W-2 earnings from the Company in 1995 relative to the aggregate W-2 earnings paid by the Company to all Eligible Employees in 1995. Shareholders will be entitled to one Shareholder Right for each share of Common Stock held on the Record Date. The Employee Rights will also entitle the holders thereof who exercise their Employee Rights in full to subscribe for the shares of Common Stock underlying Employee Rights that expire without being exercised and up to 1,000,000 of the shares of Common Stock underlying Shareholder Rights that expire without being exercised, subject to proration as described in "The Rights Offering -- Employee Rights" (the "Oversubscription Privilege"). Concurrently with the distribution of the Shareholder Rights and the Employee Rights, the Company is granting 600,000 options (the "Options") under its 1996 Stock Incentive Plan to the holders of options under the Company's 1994 Stock Option Plan and to the Company's Chief Operating Officer, entitling the holder of each Option to purchase one share of Common Stock at the Subscription Price. The Shareholder Rights, the Employee Rights and the Options are hereinafter referred to as the "Rights." The Shareholder Rights and the Employee Rights will expire at 5:00 p.m., New York time, on a date to be designated by the Company as described herein (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date") and the Options will expire on the 20th day after the Expiration Date. The Shareholder Rights will be transferable but the Options and the Employee Rights cannot be transferred. The distribution of the Shareholder Rights and the Employee Rights, the granting of the Options and the sale of shares of Common Stock in connection therewith are collectively referred to herein as the "Rights Offering." The shares of Common Stock underlying the Rights are referred to herein as the "Rights Shares" and holders of Rights are referred to herein as "Holders." See "The Rights Offering."



    The Company, with the assistance of Jefferies & Company, Inc. ("Jefferies" or the "Financial Advisor"), is currently negotiating the terms of stock purchase agreements (the "Stock Purchase Agreements") with certain institutional investors, high net worth individuals and non-employee directors and senior management of the Company (each an "Investor," and collectively, the
"Investors") and expects to enter into Stock Purchase Agreements with such Investors prior to the commencement of the Rights Offering. It is anticipated that the Investors will severally agree to purchase from the Company at the Subscription Price an aggregate of 2,250,000 shares of Common Stock (the "Base Shares") and an additional number of shares of Common Stock, if any (the "Standby Shares"), equal to (i) 7,692,308 (I.E., $25 million divided by the Subscription Price) minus (ii) the total number of Rights Shares issued pursuant to the exercise of Shareholder Rights and Employee Rights minus (iii) the Base Shares. However, no assurance can be given that the Company will be able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. The Investors' obligation to purchase the Base Shares and the Standby Shares will be subject to certain conditions. The Investors will also have the option to purchase any or all of a number of shares of Common Stock, if any (the "Additional Shares"), determined pursuant to the formula set forth in "The Investor Offering." The sale of the Base Shares, the Standby Shares and the Additional Shares to the Investors is referred to herein as the "Investor Offering." The Investor Offering will close on the sixth business day following the Expiration Date. See "The Investor Offering."



    Application has been made to the American Stock Exchange (the "AMEX") and the Pacific Stock Exchange (the "PSE") to list the 12,100,000 shares of Common Stock issuable pursuant to the Rights Offering and the Investor Offering. The closing price of a share of Common Stock on the AMEX on July 31, 1996 was $4. There has been no prior market for the Rights. Application has been made to list the Shareholder Rights on the AMEX and the PSE; however, no assurances can be given that a market for the Shareholder Rights will develop or, if a market develops, that such market will remain available throughout the Rights Offering.


    Funds provided in payment of the Subscription Price will be held by ChaseMellon Shareholder Services, L.L.C. as the Subscription Agent, until the issuance of the related Rights Shares, which in the case of Shareholder Rights will occur promptly after exercise, and in the case of Employee Rights will occur promptly following the Expiration Date and in the case of Options will occur promptly following the 20th day after the Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.
                         ------------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 19 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
         COMMISSION PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS.         ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


                                                                                     UNDERWRITER'S FEES
                                                                  SUBSCRIPTION OR           AND             PROCEEDS TO
                                                                   PURCHASE PRICE     COMMISSIONS (1)       COMPANY (2)
Per Share......................................................        $3.25                N/A                $3.25
Total (3)......................................................     $39,325,000             N/A             $39,325,000


(1) Jefferies will receive a capital raising fee equal to 5.5% of the aggregate gross proceeds to the Company from the Investor Offering and any other offering of Common Stock in which Jefferies provides financial advisory services to the Company (a "Subsequent Offering") and which is necessary in order that gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000. In the event that the total gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000, Jefferies will also receive (x) a financial advisory fee equal to 1.5% of the aggregate gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering and (y) reimbursement by the Company for Jefferies' out-of-pocket expenses, other than its reasonable attorneys' fees and disbursements which the Company has agreed to reimburse regardless of the outcome of its various offerings. In addition, the Company has agreed to indemnify Jefferies against certain liabilities. See "The Financial Advisor."


(2) Before deduction of fees and expenses payable by the Company (including fees payable to the Financial Advisor) estimated at $2.6 million.


(3) Represents the maximum total subscription and purchase price and total proceeds to the Company. The actual amounts could be less.
                         ------------------------------

                           JEFFERIES & COMPANY, INC.

            , 1996

                    [GRAPHIC DEPICTING THE HAWAIIAN AIRLINES
                                 ROUTE SYSTEM]

    IN CONNECTION WITH THIS OFFERING, JEFFERIES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE RIGHTS AND THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE AND THE PACIFIC STOCK EXCHANGE, IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANYTIME.

                               TABLE OF CONTENTS

                                                     PAGE
                                                   ---------
Available Information............................          3
Documents Incorporated by Reference..............          4
Prospectus Summary...............................          5
Risk Factors.....................................         19
Purpose of the Rights Offering and Use of
 Proceeds........................................         28
The Rights Offering..............................         29
The Investor Offering............................         36
Certain Federal Income Tax Consequences..........         36
Price Range of Common Stock and Dividend
 Policy..........................................         39
Capitalization...................................         40
Selected Historical Financial Information........         41

                                                     PAGE
                                                   ---------
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.............         44
Business.........................................         60
Management.......................................         79
Certain Relationships and Related Transactions...         82
Principal Shareholders...........................         83
Description of Capital Stock.....................         85
The Financial Advisor............................         89
Legal Matters....................................         90
Experts..........................................         90
Index to Financial Statements....................        F-1


                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the shares of Common Stock subject to the Rights Offering and the Investor Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 10007 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, 14th Floor, New York, New York 10006, or the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference:

    (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed April 1, 1996, as amended by the Company's Annual Report on Form 10-K/A (Amendment No. 1) filed April 17, 1996, as amended by the Company's Annual Report on Form 10-K/A (Amendment No. 2) filed May 1, 1996.

    (ii) The Company's Quarterly Report on Form 10-Q, filed May 15, 1996, for the quarter ended March 31, 1996;

   (iii) The Company's Current Report on Form 8-K, filed January 10, 1996 (date of event January 10, 1996);

   (iv) The Company's Current Report on Form 8-K, filed January 17, 1996 (date of event January 15, 1996);

    (v) The Company's Current Report on Form 8-K, filed January 23, 1996 (date of event January 18, 1996);

   (vi) The Company's Current Report on Form 8-K, filed February 1, 1996 (date of event January 30, 1996);

   (vii) The Company's Current Report on Form 8-K, filed February 2, 1996 (date of event January 31, 1996);

  (viii) The Company's Current Report on Form 8-K, filed February 7, 1996 (date of event February 2, 1996).

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Investor Offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Investor Relations, Hawaiian Airlines, Inc., 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819; telephone number
(808) 835-3700.
                            ------------------------

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT RELATED TO HISTORICAL RESULTS, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S BUSINESS STRATEGY AND OBJECTIVES, FUTURE FINANCIAL POSITION AND ESTIMATED COST SAVINGS, ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT AND INVOLVE RISKS AND UNCERTAINTIES. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS ON WHICH THESE FORWARD-LOOKING STATEMENTS ARE BASED ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH ASSUMPTIONS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS ARE QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

                               PROSPECTUS SUMMARY

    THE MATERIAL IN THIS PROSPECTUS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

    REFERENCES HEREIN TO THE "PREDECESSOR COMPANY" REFER TO HAWAIIAN AIRLINES AS IT EXISTED PRIOR TO SEPTEMBER 12, 1994, THE DATE IT EMERGED FROM BANKRUPTCY, AND REFERENCES HEREIN TO THE "REORGANIZED COMPANY" REFER TO HAWAIIAN AIRLINES AS IT EXISTED ON AND AFTER SEPTEMBER 12, 1994.

                                  THE COMPANY

    Hawaiian Airlines is the largest airline headquartered in Hawaii, based on operating revenues of $346.9 million for 1995. The Company is engaged primarily in the scheduled transportation of passengers, cargo and mail over a route system that services the six major islands of the State of Hawaii ("Interisland") and Las Vegas and four key U.S. West Coast gateway cities, Los Angeles, San Francisco, Seattle and Portland ("Transpac"). In addition, Hawaiian Airlines provides the only direct service from Hawaii to Pago Pago, American Samoa and Papeete, Tahiti ("Southpac"). The Company also provides charter service from Honolulu to Las Vegas ("Charter"). Hawaiian Airlines (i) is one of two dominant Interisland air carriers in Hawaii, (ii) is the third largest air carrier between the U.S. mainland and Hawaii based on 2.51 billion scheduled Transpac revenue passenger miles ("RPMs") in 1995, (iii) has one of the highest load factors in the United States with an overall scheduled load factor of 74.8% in 1995 and (iv) has, management believes, one of the lowest cost structures in the industry. Furthermore, Hawaiian Airlines has been rated one of the ten best airlines in the U.S. for five consecutive years in a national travel magazine reader's poll on the basis of scheduling, punctuality, cabin comfort/service, food and baggage handling. The Company operates a fleet of 13 DC-9-50 aircraft and eight DC-10-10 aircraft (a ninth DC-10-10 aircraft is being used on a temporary basis to permit the scheduled overhaul of six of the other DC-10s during 1996).


    The Company was incorporated in January 1929 under the laws of the Territory of Hawaii. The Common Stock trades on the AMEX and the PSE under the symbol "HA." The closing price of the Common Stock on the AMEX on July 31, 1996 was $4. The Company's principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii, 96819 and its telephone number is (808) 835-3700.


                            STRATEGIC REPOSITIONING

    In late 1989, the Company was the subject of a leveraged acquisition by an investor group. Due to a number of factors, including the Gulf War, a significant economic recession and a major natural disaster (Hurricane Iniki), the Company experienced severe financial difficulties during the early 1990's. Over the past three years, a new management team has conducted a strategic repositioning of Hawaiian Airlines designed to improve its overall operating and financial performance. The primary objectives of this repositioning have been to
(i) control and reduce operating costs, (ii) restructure the Company's balance sheet and obtain additional liquidity through a recapitalization, and (iii) enhance the Company's operating revenues through strategic alliances and certain other opportunities. Management believes that the strategic repositioning has significantly improved the Company's operations, balance sheet and financial performance by reducing aircraft and labor costs and providing additional liquidity. Moreover, this repositioning has allowed the Company to eliminate its historical dependence on ticket discounting to generate capital, and has allowed management to focus on the pursuit and implementation of its long-term operating strategy and the identification and pursuit of potential growth opportunities.

COST REDUCTION PROGRAMS

    As part of its strategic repositioning, the Company has effected a number of significant changes that have contributed to Hawaiian Airlines having, management believes, one of the lowest operating costs per total available seat mile ("CTASM") in the industry. Total available seat miles ("TASM") represents the number of seats available for scheduled and charter service multiplied by the number of miles those seats are flown.

    REDUCED AIRCRAFT EXPENSE. In September 1994, the Company completed the reconfiguration of its aircraft fleet by phasing out its DC-8, DHC-7 and L-1011 aircraft and leasing from American Airlines, Inc. ("American") lower cost and more efficient used DC-10 aircraft for its Transpac, Southpac and Charter operations. Furthermore, in conjunction with the January 1996 $20 million equity infusion from AIP discussed below (the "AIP Investment"), the Company's long-term lease agreement with American pursuant to which the Company leases six of its DC-10 aircraft (the "Aircraft Lease Agreement") was amended to further reduce costs. Under the Aircraft Lease Agreement, American maintains the Company's entire DC-10 fleet (consisting of the six aircraft leased under the Aircraft Lease Agreement and three additional aircraft leased from American, two of which are leased on a short-term basis) on a fixed rate per flight hour basis. Although the Company incurred significant non-recurring expenses in 1994 due to the reconfiguration of its aircraft fleet, the Company anticipates that, as a result of the transition to DC-10 aircraft and the amendment to the Aircraft Lease Agreement, cash outlays for aircraft rent, fuel, maintenance and capitalized overhaul and spare parts from 1996 to 2000, in management's best estimate, will average approximately $15.5 million per year less than would have been the case if the Company had retained its old fleet, based on miles flown in 1995.

    LABOR CONCESSIONS. Over the past several years the Company has also obtained important concessions under the collective bargaining agreements with its employees. In September 1993, the Company reached agreement with all employee groups for revised labor agreements which, in management's best estimate, resulted in cash savings measured per block hour against cost increases that otherwise would have taken effect of approximately $10 million in 1994 and $10 million in 1995 and which, along with other productivity improvement initiatives, are estimated to result in further cash savings through 1999. Additional modifications to the labor agreements were completed in conjunction with the AIP Investment in January 1996, which modifications are anticipated to result in cash operating expenses, before profit sharing costs, for 1996, 1997, 1998 and 1999 being, in management's best estimate, approximately $3.6 million, $7.6 million, $8.0 million and $5.5 million less, respectively, than would otherwise be the case, based on the Company's flight schedule as of June 1996. In addition, the amendable dates of all of the Company's collective bargaining agreements have been extended from February 1997 to February 2000.

    As a result of these and other cost reduction efforts, the Company has lowered its CTASM from $0.085 for the year ended December 31, 1993 to $0.075 for the year ended December 31, 1995.

RECAPITALIZATION

    In response to the financial difficulties experienced by the Company in the early 1990s, Hawaiian Airlines voluntarily commenced a Chapter 11 bankruptcy reorganization in September 1993. Pursuant to a consolidated Plan of Reorganization dated September 21, 1993 and subsequently amended (the "Plan of Reorganization"), the Company emerged from bankruptcy on September 12, 1994. While the Plan of Reorganization allowed the Company to convert approximately $205 million in unsecured obligations into equity and institute a number of cost savings measures, including the significant restructuring and simplification of its fleet of aircraft, Hawaiian Airlines emerged from bankruptcy with limited liquidity. To address its on-going liquidity needs, during 1995 the Company developed a plan to (i) secure an equity infusion from a private capital source,
(ii) restructure and improve its relationship with American and (iii) effect a rights offering to its existing shareholders to provide further liquidity and strength to its balance sheet.

    RESTRUCTURING THE BALANCE SHEET AND OBTAINING ADDITIONAL LIQUIDITY. On January 31, 1996 the Company achieved the first two of its liquidity enhancement objectives through the completion of the AIP Investment, which consisted of AIP's purchase of 18,181,818 shares of Common Stock (which represented 69% of the outstanding Common Stock on May 17, 1996) for $20 million in cash, and the amendment of the Aircraft Lease Agreement. This amendment accomplished a number of objectives including the settling of certain lease and maintenance obligations under the Aircraft Lease Agreement that became delinquent in December 1994 and during the first quarter of 1995 and were then deferred by American. These obligations were satisfied through the delivery of a six year $10.25 million promissory note to American (the "American Note"). In addition, American released a $2 million security deposit that was posted at the commencement of the Aircraft Lease Agreement. In connection with these arrangements with American, the Company issued to American's parent company, AMR Corporation ("AMR"), warrants to purchase up to 1,897,946 shares of Common Stock at $1.10 per share (the "AMR Warrants"). Half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The issuance of up to 1,000,000 Rights Shares upon the exercise of Employee Rights and the issuance of the Base Shares will give rise to an increase in the number of AMR Warrants and a decrease in the exercise price thereof pursuant to the anti-dilution provision of the AMR Warrants, although the magnitude of these adjustments can not be determined until after the Rights Offering and the Investor Offering are completed.

    THE RIGHTS OFFERING. In recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, AIP agreed to use its best efforts to cause the Company, after completion of the AIP Investment, to make a rights offering to the Company's shareholders other than AIP. In addition to reducing the dilutive effect of the AIP Investment on the other shareholders, the Rights Offering is intended to achieve the Company's third liquidity enhancement objective by improving its working capital position with the net proceeds of the Rights Offering.

ENHANCE OPERATING REVENUES

    STRATEGIC ALLIANCES. The Company's relationship with American is a key element in its operating strategy. In addition to the leasing and maintenance services of its DC-10 aircraft, the Company is a participating carrier in American's AAdvantage-Registered Trademark- frequent flyer program, which allows travelers on Hawaiian Airlines to accrue mileage in the
AAdvantage-Registered Trademark- program. Moreover, the more than 32 million AAdvantage-Registered Trademark- members may redeem their program miles for travel on Hawaiian Airlines' flights. The Company also participates in SABRE-Registered Trademark-, American's computerized reservations system, which is used by more than 20 major travel providers in 70 countries. The Company, working with FlyAAway-Registered Trademark- Vacations, the tour operations unit of American, develops, markets and manages a line of package tours to all six major Hawaiian islands. FlyAAway-Registered Trademark- Vacations is the world's largest airline-owned tour operator.

    On May 22, 1996, the Company entered into a cooperative marketing agreement with Northwest Airlines, Inc. ("Northwest"), which provides for extensive marketing cooperation, including a code sharing arrangement, coordinated airport customer service and frequent flyer program cooperation. Under the code sharing arrangement, a Northwest flight code will appear in travel agent computers on many of Hawaiian Airlines' flights between Honolulu and several of the other destinations in the Hawaiian islands. Northwest will coordinate its flight schedules to Honolulu to provide convenient connections to the Company's Interisland flights.

    The Company entered into a code sharing agreement with Mahalo Air, Inc. ("Mahalo") in June 1996, pursuant to which the Company began placing its flight code on Mahalo's five daily flights between Honolulu and Molokai and its five daily flights between Honolulu and West Maui's Kapalua Airport starting July 1, 1996. This enables the Company to offer an expanded flight schedule to Molokai and West Maui without incurring expansion costs. Pursuant to the agreement, the Company also provides certain airport services to Mahalo.

    REORGANIZED ROUTE STRUCTURE. Over the past three years, the Company has adjusted its schedules between Honolulu and Los Angeles, San Francisco, Las Vegas and American Samoa to maximize capacity and passenger load. In addition, the Company has added non-stop service between Portland,

Oregon and Honolulu. In the Interisland market, the Company introduced its "Island Shuttle" service (the "Island Shuttle") on August 1, 1993, with departures between Honolulu and Maui every half hour and between Honolulu and Kauai every hour.

    IMPROVED CUSTOMER SERVICE. The Company also continues to concentrate on customer service, which it believes will have a positive effect on market share. In recent years, the Company has achieved a number of significant operating improvements, particularly with regard to on-time performance and reliability and customer satisfaction.

LONG-TERM STRATEGY AND POTENTIAL GROWTH

    Hawaiian Airlines is committed to becoming the first air carrier of choice for travel to, from and among the Hawaiian Islands. The Company's strategy for achieving this objective is based upon the following:

(i) INTERISLAND. Return the Company to its historic role as the leading Interisland air carrier through (a) maintaining and improving its low cost structure, (b) expanding its capacity and scheduling, particularly through the Island Shuttle concept, and (c) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs.

(ii) TRANSPAC. Expand its role as one of the major air carriers from its key West Coast gateway cities through (a) maintaining and improving its position as a low-cost scheduled carrier, (b) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs, and (c) capitalizing on the unique "Hawaiian Experience" provided by Hawaiian Airlines.

(iii) NICHE MARKETS.   Dominate the  local Hawaii  market to Las  Vegas in  both
    scheduled flights and charter service through maintaining and increasing its scheduled and charter service.

(iv) SOUTHPAC.  Maintain its dominant position in the Southpac market.

    The Company also believes that it may have opportunities for continued growth through (i) initiating direct service from its key West Coast gateway cities to neighboring Hawaiian islands not currently served by the Company from the West Coast, (ii) carrying passengers originating from other U.S. western and southwestern cities through code sharing arrangements with regional mainland carriers, (iii) carrying more passengers originating from Pacific Rim countries such as Japan, South Korea and China by developing new or expanded relationships with carriers based in Asia, (iv) securing joint marketing and strategic code sharing relationships with other major and regional air carriers, (v) increasing the utilization of the Company's existing assets by providing ground handling and/or other services for other air carriers in Hawaii, (vi) capitalizing on the increased business travel to Hawaii expected to result from the new Hawaii Convention Center anticipated to open in Spring 1998, and (vii) increasing the scope of its advertising strategy through cooperative marketing programs with other Hawaii travel industry participants. However, no assurance can be given that the Company will be able to effectively exploit any of the foregoing strategies or opportunities.

                     RECENT OPERATING AND FINANCIAL RESULTS

    As a result of its strategic repositioning, the Company's operating and financial results improved substantially during the first quarter of 1996, which has historically been the Company's weakest operating season. Hawaiian Airlines recorded an operating profit of $396,000 during the first quarter of 1996, the first such profit recorded in its first quarter since 1987. The positive operating results represent the fourth consecutive quarter of operating profit recorded by the Company.

    Operating revenues increased 24.6% during the first quarter of 1996 to $94.1 million, as compared to $75.5 million during the same quarter in 1995. Operating income (loss) improved from a loss of $7.4 million for the first quarter of 1995 to income of $396,000 during the first quarter of 1996. Net loss also improved from a loss of $8.3 million to a loss of $582,000 during the respective periods. Available seat miles ("ASMs") and RPMs increased from 940 million and 680 million, respectively, during the first quarter of 1995 to 1.11 billion and 810 million, respectively, during the first quarter of 1996. Overall load factors during the same periods were 72.4% and 72.8%, respectively. The Company's CTASM for the first quarter of 1996 improved to $0.075 from a CTASM of $0.082 during the first quarter of 1995.

    The operating and net results for the first quarter of 1996 include nonrecurring, noncash charges to earnings of $964,000, which were incurred primarily in connection with the consummation of the AIP Investment. Excluding the effect of these non-recurring charges, operating income for the quarter would have been $1.4 million and net income for the quarter would have been $382,000.


    The Company currently expects to report operating income of approximately $3 million and net income of approximately $1.5 million for the second quarter of 1996 on operating revenues of more than $96 million, representing the fifth consecutive quarter of operating profit recorded by the Company and the best second quarter operating results in the Company's history. In the second quarter of 1995, the Company reported operating income of $431,000 and a net loss of $451,000 on operating revenues of $85.5 million. The Company expects to report operating income of approximately $3.5 million and net income of approximately $950,000 for the six months ended June 30, 1996 on operating revenues of more than $190 million. For the six months ended June 30, 1995, the Company reported an operating loss of $7.0 million and a net loss of $8.7 million on operating revenues of $161.0 million. Net income for the second quarter of 1996 and the six months ended June 30, 1996 includes a $340,000 extraordinary gain, net of estimated income taxes, due to the early retirement of approximately $4.5 million of debt.


               PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

    The price paid by AIP for its shares of Common Stock in the AIP Investment represented a substantial discount from the market price of the Common Stock at the time that AIP made its offer to the Company. On December 8, 1995, the date that AIP and the Company entered into the agreement to consummate the AIP Investment at a price of $1.10 per share, the closing price of a share of Common Stock on the AMEX was $2 11/16. In recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, the investment agreement with AIP contained a provision in which AIP agreed to use its best efforts to cause the Company, after the completion of the AIP Investment, to make a rights offering to the Company's shareholders (other than AIP) that would permit the shareholders to acquire shares of Common Stock at a discount to the market price. In this way, the shareholders of the Company, other than AIP, would have the opportunity to reduce the dilutive effect of the AIP Investment on their equity investment in the Company.

    In addition, the Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity, although the actual proceeds could be substantially less if the Company is not able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. In establishing the size of the Investor Offering, the Board of Directors consulted with the Financial Advisor and management, and considered the Company's need for additional capital.


    If the Rights Offering and the Investor Offering are consummated, the maximum gross proceeds to the Company from the Rights Offering and the Investor Offering would be approximately $39.3 million before payment of related fees and expenses estimated to be $2.6 million. However, no assurance can be given that any or all of the Rights will be exercised or that the Company will be able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. Therefore, the actual proceeds from the Rights Offering and the Investor Offering could be substantially lower. If Standby Shares or Additional Shares are issued, the estimated fees and expenses would increase due to the fee payable to the Financial Advisor in connection with the issuance of such shares (see "The Financial Advisor"). In such event, the total fees and expenses of the Company in connection with the Rights Offering and the Investor Offering could be as high as $3.4 million.

    The Company currently expects that the net proceeds from the Rights Offering and the Investor Offering will be used for general working capital purposes and/or prepayment of a portion of the Company's long-term debt, although a final determination as to the use or uses will not be made until after the completion of the Rights Offering and the Investor Offering. Factors that will be considered at that time in determining how the net proceeds will be used will include: the amount of net proceeds actually generated, the Company's actual and projected working capital requirements at that time, interest rates in effect at that time, the amount of any applicable debt prepayment discounts, and such other factors as the Board of Directors considers to be relevant at that time. Pending use, the net proceeds will be invested in short-term, interest-bearing securities. For a description of the Company's long-term debt, including interest rates, maturity dates and use of proceeds from such debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Status."


    The Subscription Price has been established by the Board of Directors as 69.9% of the average closing price of the Common Stock on the AMEX for the 30 trading days ended July 25, 1996.


                              THE RIGHTS OFFERING

Shareholder Rights...........  Shareholders  other than AIP will receive one Right for each share of Common Stock held on the Record Date. An  aggregate
                               of   approximately  8,250,000  Shareholder  Rights  will  be
                               distributed.  Holders  are  entitled  to  purchase  at   the
                               Subscription  Price  one  share  of  Common  Stock  for each
                               Shareholder Right  exercised.  The Shareholder  Rights  will expire  on the Expiration Date.  The Shareholder Rights will be transferable.

Employee Rights..............  The Eligible Employees (I.E., all employees of the  Company, other  than members of senior  management, who were employed at any time during 1995 and on the Record Date) will receive an aggregate of 1,000,000  Rights. The Employee Rights  will be  distributed among the Eligible  Employees pro rata based on each Eligible Employee's W-2 earnings from the Company in
                               1995 relative  to the  aggregate W-2  earnings paid  by  the
                               Company  to  all  Eligible Employees  in  1995.  Holders are
                               entitled to purchase at the Subscription Price one share  of
                               Common Stock for each Employee Right exercised. The Employee
                               Rights  will  expire on  the  Expiration Date.  The Employee
                               Rights will not be transferable.

                               The Employee Rights will also entitle the Holders thereof to the  Oversubscription  Privilege,  pursuant  to  which  such
                               Holders who exercise their Employee Rights in full will also be  able  to  subscribe  for  the  Rights  Shares underlying
                               Employee Rights that expire  without being exercised and  up to  1,000,000  of the  Rights Shares  underlying Shareholder
                               Rights  that   expire  without   being  exercised.   If   an
                               insufficient number of Rights Shares is available to satisfy all  exercises of  the Oversubscription  Privilege, then the available Rights Shares will  be prorated among Holders  who exercise  the  Oversubscription  Privilege  based  upon  the respective number of  Employee Rights of  such Holders.  Any funds  received by the Subscription  Agent from Holders with respect to  the  Oversubscription  Privilege  that  are  not applied  to the purchase  of Rights Shares  due to proration will be returned  by mail  as soon  as practicable,  without interest.

Options......................  An  aggregate of 600,000  Options will be  granted under the
                               Company's 1996 Stock Incentive  Plan, as amended (the  "1996
                               Stock Incentive Plan") to persons who hold options under the
                               Company's  1994 Stock  Option Plan  (the "1994  Stock Option
                               Plan") and to the Company's Chief Operating Officer. Holders
                               are entitled to purchase at the Subscription Price one share of Common Stock for each Option exercised. The Options  will expire  on  the  20th  day after  the  Expiration  Date. The
                               Options will not be transferable.

Subscription Price...........  $3.25 per Rights Share.

Record Date..................  July   , 1996.

Transferability of Rights....  The Shareholder Rights will be transferable and are expected to be listed for trading on  the AMEX and the PSE until  the close  of  business on  the last  trading  day prior  to the
                               Expiration Date. The  Options and the  Employee Rights  will not be transferable.

                               The  Subscription  Agent will  endeavor to  sell Shareholder
                               Rights for Holders who have so requested and have  delivered one  or  more  subscription  certificate(s)  evidencing such
                               Rights, with  the  instruction  for  sale  included  thereon properly  executed, to the Subscription Agent by 11:00 a.m.,
                               New York  time,  by the  fifth  business day  prior  to  the
                               Expiration  Date. If less than  all sales orders received by the Subscription Agent can be filled, sales proceeds will be
                               prorated  among  the  Holders  based  upon  the  number   of
                               Shareholder  Rights  each  has  instructed  the Subscription
                               Agent to  sell  during  such period,  irrespective  of  when during  such  period the  instructions  are received  by the
                               Subscription Agent.

                               There can be no assurance  that the Subscription Agent  will be able to sell any Shareholder Rights for Holders, that any market for Shareholder Rights will develop or that if such a market develops how long it will continue.

Expiration Date..............  5:00  p.m., New  York time,  on the  30th day  following the mailing of  this  Prospectus to  shareholders  and  Eligible
                               Employees  (or  the 31st  day after  mailing if  the mailing occurs on a Saturday),  provided that if  such 30th day  (or
                               31st day) is not a business day, the Expiration Date will be the  next business day. The  Expiration Date may be extended by  the  Company  from  time  to  time,  provided  that  the
                               Expiration  Date  shall  not  be  later  than  the  60th day following the mailing of this Prospectus to shareholders and
                               Eligible Employees (or  the 61st  day after  mailing if  the mailing  occurs on a  Saturday), provided that  if such 60th day (or 61st day) is not a business day, the Expiration Date will be the next business day, unless the Board of Directors
                               determines  that  a   material  event   has  occurred   that
                               necessitates   one  or   more  further   extensions  of  the
                               Expiration Date in  order to permit  adequate disclosure  to
                               Holders  of information  concerning such  event. The Options will expire on the 20th day after the Expiration Date.

Conditions to Exercise of
 Options and Employee
 Rights......................  The Holder of Options or  Employee Rights will only be  able to exercise such Rights if such Holder (i) is an employee of the  Company  as  of  the Expiration  Date  in  the  case of
                               Employee Rights or the 20th day after the Expiration Date in the case of Options, (ii) agrees not to sell the  underlying
                               Rights  Share during the 90-day period immediately following the Expiration  Date  (the  "Lock-Up"), (iii)  pays  to  the
                               Company,  on or  before the Expiration  Date in  the case of
                               Employee Rights or the 20th day after the Expiration Date in the case of Options, the  Withholding Amount (as defined  in
                               "Payment  of  Withholding  Amount  Relating  to  Options and
                               Employee Rights" below) and (iv) executes and returns to the
                               Company, on or  before the  Expiration Date in  the case  of
                               Employee Rights or the 20th day after the Expiration Date in the  case of Options, a Withholding Agreement and Worksheet.
                               Any such Holder  who exercises  a Right shall  be deemed  to have  agreed to the Lock-Up  described above. Conditions (i)
                               and (ii) will  not apply  to Options granted  to the  former
                               Chief Financial Officer of the Company.

Procedure for Exercising
 Rights......................  Shareholder  Rights  and  Employee Rights  may  be exercised
                               (subject to the requirements  described below applicable  to
                               Employee  Rights)  by  properly  completing  the certificate evidencing such  Rights (a  "Subscription Certificate")  and forwarding such Subscription Certificate to the Subscription
                               Agent  (or  following  the  Guaranteed  Delivery Procedures, referred to  below)  on or  prior  to the  Expiration  Date, together with payment in full of the Subscription Price with respect  to  such Rights.  If the  mail  is used  to forward
                               Subscription Certificates, it  is recommended that  insured, registered  mail be used. The exercise of a Right may not be revoked or amended. If  time does not permit  a Holder of  a
                               Shareholder  Right  or  an  Employee  Right  to  deliver its
                               Subscription Certificate  to the  Subscription Agent  on  or
                               before  the Expiration Date, such  Holder should make use of the Guaranteed  Delivery  Procedures  described  under  "The
                               Rights Offering -- Exercise of Rights."
                               Options  may  be  exercised by  providing  the  Company with written notice and payment of  the Subscription Price on  or prior to the 20th day after the Expiration Date.
                               THE  EXERCISE OF RIGHTS IS IRREVOCABLE ONCE MADE, AND RIGHTS
                               SHARES RELATING TO OPTIONS AND  EMPLOYEE RIGHTS WILL NOT  BE
                               ISSUED  UNTIL AFTER THE EXPIRATION DATE. NO INTEREST WILL BE
                               PAID ON THE MONEY DELIVERED  IN PAYMENT OF THE  SUBSCRIPTION
                               PRICE.
                               If  paying by  uncertified personal check,  please note that the funds paid thereby may take at least five business  days
                               to   clear.  Accordingly,  Holders  who   wish  to  pay  the
                               Subscription Price by  means of  uncertified personal  check are  urged to  make payment  sufficiently in  advance of the
                               Expiration Date to ensure that such

                               payment is received and clears by such date and are urged to consider payment by means  of certified or cashier's  check, money order or wire transfer of funds.
                               A  Right may not be exercised  in part and fractional Rights
                               Shares will not be issued.
Payment of Withholding Amount
 Relating to Options and
 Employee Rights.............  Holders  of  Employee  Rights  who  exercise  those   Rights
                               generally  will recognize ordinary  income on the Expiration
                               Date equal to the excess, if  any, of the fair market  value of  the  underlying  Rights  Shares on  that  date  over the
                               Subscription Price. Holders  of Options will  be subject  to special  tax rules as  a result of  the exercise of Options.
                               Ordinary income recognized in  connection with an Option  or
                               Employee  Right will  be subject  to applicable withholding.
                               See "Certain Federal Income Tax Consequences -- Options  and
                               Employee  Rights"  and "The  Rights  Offering --  Payment of
                               Withholding Amount Relating to Options and Employee Rights."
                               As a  condition  to  the exercise  of  Options  or  Employee
                               Rights,  on or prior  to the Expiration Date  in the case of
                               Employee Rights, or the 20th  day after the Expiration  Date in  the case of  Options, the Holder  thereof must complete, sign and return to the Company the Withholding Agreement and
                               Worksheet included with this Prospectus, and must pay to the
                               Company the "Withholding Amount,"  which will be  determined using  the  Withholding  Agreement  and  Worksheet  and will include tax withholding amounts  with respect to all  Rights
                               Shares  being  subscribed  for  (including  pursuant  to the
                               Oversubscription Privilege). To the  extent that a  Holder's
                               Oversubscription   Privilege   is  not   fulfilled   due  to
                               proration, the related Withholding  Amount will be  returned by mail as soon as practicable, without interest.

                               THE  WITHHOLDING  AMOUNT AND  THE WITHHOLDING  AGREEMENT AND
                               WORKSHEET MUST BE RECEIVED BY  THE COMPANY ON OR BEFORE  THE
                               EXPIRATION  DATE IN THE CASE OF  EMPLOYEE RIGHTS OR THE 20TH
                               DAY AFTER  THE  EXPIRATION  DATE IN  THE  CASE  OF  OPTIONS.
                               FAILURE  OF A HOLDER  TO PAY THE  FULL WITHHOLDING AMOUNT OR
                               RETURN THE WITHHOLDING AGREEMENT  AND WORKSHEET IN A  TIMELY
                               MANNER  WILL VOID THE EXERCISE OF THE RIGHTS BEING EXERCISED
                               AND THE SUBSCRIPTION PRICE WILL  BE RETURNED TO THE  HOLDER,
                               WITHOUT INTEREST.
Rights Held by Company
 Plans.......................  The  Shareholder  Rights  distributed  with  respect  to the
                               Common Stock  owned by  the Hawaiian  Airlines, Inc.  401(k)
                               Plan  for  Flight  Attendants, the  Hawaiian  Airlines, Inc.
                               401(k) Savings Plan or  the Hawaiian Airlines, Inc.  Pilots'
                               401(k)   Plan,  will   be  allocated  to   the  accounts  of
                               participants in the plans.  Each plan participant will  then have  the right to  instruct the plan  trustee regarding the
                               sale  or   exercise  of   the  Rights   allocated  to   such
                               participant's  account. Such instruction must be received by the plan trustee no later than 1:00 p.m., New York time,  on the  fifth business day preceding the Expiration Date, after which time the  plan trustee  will use its  best efforts  to sell  any Rights  as to  which timely  instructions have not been received.

Persons Holding Shares, or
 Wishing to Exercise Rights,
 Through Others..............  Persons  holding  shares  of  Common  Stock,  and  receiving
                               Shareholder   Rights  distributable  with  respect  thereto,
                               through a broker, dealer, commercial bank, trust company  or other  nominee, as well as  persons holding certificates for
                               Common Stock  personally  who  would  prefer  to  have  such institutions effect transactions relating to the Shareholder
                               Rights  on  their  behalf,  should  contact  the appropriate
                               institution  or  nominee  and  request  it  to  effect   the
                               transactions for them.

Issuance of Common Stock.....  Certificates   representing  Rights   Shares  issuable  upon
                               exercise of  Shareholder Rights  will  be delivered  to  the
                               Holder  of  such Rights  as soon  as practicable  after such
                               Rights are validly  exercised. Rights  Shares issuable  upon
                               exercise   of  Employee  Rights   (including  Rights  Shares
                               issuable pursuant to the Oversubscription Privilege) will be issued as of  the third  business day  after the  Expiration
                               Date  but certificates representing  such Rights Shares will be held by  the Subscription Agent  until the expiration  of the Lock-Up. Rights Shares issuable upon exercise of Options will be issued on the 20th day after the Expiration Date but certificates representing such Rights Shares will be held by the  Subscription Agent or the  Company until the expiration of the Lock-Up.  Funds delivered to  the Subscription  Agent will  be held in escrow by  the Subscription Agent until the issuance of the related Rights  Shares. No interest will  be paid  to  Holders on  funds held  by the  Subscription Agent
                               regardless  of  whether  such  funds  are  applied  to   the
                               Subscription Price or returned to the Holders.
Subscription Agent...........  ChaseMellon Shareholder Services, L.L.C.
Information Agent............  Any  questions regarding the  Rights Offering, including the procedure for exercising Rights, and requests for additional copies of this Prospectus,  the Subscription Certificate  or the  notice  of guaranteed  delivery  should be  directed to
                               ChaseMellon Shareholder Services,  L.L.C. (the  "Information
                               Agent") at (800) 814-0304.
Financial Advisor............  Jefferies & Company, Inc.
AMEX and PSE Common Stock
 Symbol......................  HA.
AMEX and PSE Shareholder
 Rights Symbol...............  HA.Rt.
Maximum Shares of Common
 Stock Outstanding after the
 Rights Offering and the
 Investor Offering...........  38,509,421  shares based on 26,409,421 shares outstanding on
                               July 3, 1996. Does  not give effect to  the issuance of  the following  shares of Common Stock reserved for issuance: (i)
                               500,000 shares upon  the exercise of  options granted  under the  1994 Stock Option Plan;  (ii) 1,897,946 shares upon the exercise of the  AMR Warrants; (iii)  1,576,367 shares  upon the  exercise of  warrants held by  certain individuals (the
                               "Reorganization Warrants");  (iv) 445,176  shares under  the
                               Plan   of  Reorganization  (see   "Business  --  Claims  and

                               Litigation"); and  (v) 1,400,000  shares (exclusive  of  the
                               600,000  shares reserved  for issuance upon  exercise of the
                               Options) upon the  exercise of options  that may be  granted from  time to time under the  1996 Stock Incentive Plan. The issuance of up to 1,000,000 Rights Shares upon the  exercise of  Employee Rights and the issuance of the Base Shares will give rise to an increase in  the number of AMR Warrants  and
                               Reorganization   Warrants  pursuant   to  the  anti-dilution
                               provisions  of  the  AMR  Warrants  and  the  Reorganization
                               Warrants,  although the  magnitude of  these adjustments can not be determined  until after the  Rights Offering and  the
                               Investor Offering are completed.

    For more information regarding the Rights Offering, including the procedure for exercising Rights, see "The Rights Offering."

                             THE INVESTOR OFFERING


    The Company, with the assistance of the Financial Advisor, is currently negotiating the terms of Stock Purchase Agreements with the Investors (who are certain institutional investors, high net worth individuals and non-employee directors and members of senior management of the Company) and expects to enter into Stock Purchase Agreements with such Investors prior to the commencement of the Rights Offering. It is anticipated that the Investors will severally agree, subject to certain conditions, to purchase from the Company at the Subscription Price the 2,250,000 Base Shares and the Standby Shares. However, no assurance can be given that the Company will be able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. The number of Standby Shares, if any, will equal (i) 7,692,308 (I.E., $25 million divided by the Subscription Price) minus (ii) the total number of Rights Shares issued pursuant to the exercise of Shareholder Rights and Employee Rights minus (iii) the Base Shares. The number of Standby Shares will be 5,442,308 shares if no Rights Shares are issued and will decline by an amount equal to the number of Rights Shares issued.



    Each Investor will also have the option to purchase any or all of the Additional Shares, if any. The number of Additional Shares will equal the lesser of (i)(A) 11,500,000 minus (B) the total number of Rights Shares issued pursuant to the exercise of Shareholder Rights and Employee Rights minus (C) the Base Shares minus (D) the total number of Standby Shares issued, or (ii)(A) 7,692,308 (I.E., $25 million divided by the Subscription Price) minus (B) the Base Shares minus (C) the total number of Standby Shares issued. If the number of Additional Shares is insufficient to satisfy all exercises of the Investors' option, the Additional Shares would be prorated among Investors electing to purchase Additional Shares based upon the respective number of Base Shares purchased by each such Investor.


    The Investor Offering will close on the sixth business day following the Expiration Date and the option to purchase Additional Shares will expire at that time unless exercised.

    See "The Investor Offering."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    See "Certain Federal Income Tax Consequences" for a discussion of certain tax consequences that should be considered in connection with the Rights Offering.

                                  RISK FACTORS

    The purchase  of Rights  and the  purchase  of Common  Stock in  the  Rights
Offering and the Investor Offering involve investment risks relating to the Company, to the airline industry in general and to the Rights Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors."

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO HOLDERS WITH RESPECT TO WHETHER A HOLDER SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF THE COMMON STOCK PURSUANT TO THE RIGHTS OFFERING, TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF THE COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.

                         SUMMARY FINANCIAL INFORMATION

                                          PREDECESSOR COMPANY
                                ---------------------------------------
                                                        PERIOD FROM
                                    YEAR ENDED       JANUARY 1, 1994 TO
                                DECEMBER 31, 1993    SEPTEMBER 11, 1994
                                ------------------   ------------------
                                    (IN THOUSANDS, EXCEPT PER SHARE
                                               AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues:
    Passenger.................    $  273,386           $  199,502
    Charter...................         7,169(1)               135
    Cargo.....................        15,000               11,039
    Other.....................         8,554                6,147
                                  ----------           ----------
      Total...................       304,109              216,823
  Operating expenses..........       328,947              223,244
                                  ----------           ----------
  Operating income (loss).....       (24,838)              (6,421)
  Nonoperating income
   (expense)..................       (56,690)             (14,253)
                                  ----------           ----------
  Loss before income taxes,
   extraordinary items and
   cumulative effect of change
   in accounting principles...       (81,528)             (20,674)
  Net income (loss)...........       (69,424)             169,389(2)
  Net loss per share..........           N/M*                N/M*
  Weighted average shares
   outstanding................         6,170                7,137
OTHER DATA:
  Revenue passengers (4)......         4,337                3,363
  Revenue passenger miles
   (RPM) (5)..................     2,870,713            2,204,855
  Available seat miles (ASM)
   (6)........................     3,850,133            2,944,822
  Passenger load factor (7)...          74.6%                74.9%
  Yield per RPM (8)...........           9.5 CENTS            9.0 CENTS
  Total available seat miles
   (TASM) (9).................     3,871,071            2,945,679
  Operating revenue per TASM..           7.9 CENTS            7.4 CENTS
  Costs per TASM (CTASM)
   (10).......................           8.5 CENTS            7.6 CENTS
  EBITDA, as adjusted (11)....        (4,869)              (2,336)
  Depreciation and
   amortization expense.......        (5,969)              (4,085)
  Capital expenditures........         7,037                3,682
  Net cash provided by (used
   in) operating
   activities)................        13,909                6,096
  Net cash provided by (used
   in) investing activities...        (9,845)              (5,872)
  Net cash provided by (used
   in) financing activities...        (1,719)              (2,034)

                                                              REORGANIZED COMPANY
                                -------------------------------------------------------------------------------
                                   PERIOD FROM
                                SEPTEMBER 12, 1994                                QUARTER ENDED MARCH 31,
                                 TO DECEMBER 31,         YEAR ENDED         -----------------------------------
                                       1994          DECEMBER 31, 1995           1995                 1996
                                ------------------   ------------------     --------------       --------------

STATEMENT OF OPERATIONS DATA:
  Operating revenues:
    Passenger.................    $   80,675           $  297,527           $     65,601         $     79,811
    Charter...................           536               22,200                  3,557                6,971
    Cargo.....................         5,300               18,169                  3,961                4,813
    Other.....................         2,646                9,008                  2,389                2,467
                                  ----------           ----------           --------------       --------------
      Total...................        89,157              346,904                 75,508               94,062
  Operating expenses..........        95,425              348,805                 82,935               93,666
                                  ----------           ----------           --------------       --------------
  Operating income (loss).....        (6,268)              (1,901)                (7,427  )               396
  Nonoperating income
   (expense)..................           117               (3,605)                  (867  )              (978  )
                                  ----------           ----------           --------------       --------------
  Loss before income taxes,
   extraordinary items and
   cumulative effect of change
   in accounting principles...        (6,151)              (5,506)                (8,294  )              (582  )
  Net income (loss)...........        (6,151)              (5,506)                (8,294  )              (582  )
  Net loss per share..........    $    (0.65)          $    (0.59)          $      (0.88  )      $      (0.03  )
  Weighted average shares
   outstanding................         9,400(3)             9,400(3)               9,400  (3)          21,521  (3)
OTHER DATA:
  Revenue passengers (4)......         1,221                4,781                  1,152                1,269
  Revenue passenger miles
   (RPM) (5)..................       675,484            3,171,366                680,342              809,797
  Available seat miles (ASM)
   (6)........................     1,050,827            4,238,319                939,543            1,112,525
  Passenger load factor (7)...          64.3%                74.8%                  72.4  %              72.8  %
  Yield per RPM (8)...........          11.9 CENTS            9.4 CENTS              9.6   CENTS          9.9   CENTS
  Total available seat miles
   (TASM) (9).................     1,054,110            4,677,461              1,010,073            1,244,292
  Operating revenue per TASM..           8.5 CENTS            7.4 CENTS              7.5   CENTS          7.6   CENTS
  Costs per TASM (CTASM)
   (10).......................           9.1 CENTS            7.5 CENTS              8.2   CENTS          7.5   CENTS
  EBITDA, as adjusted (11)....        (3,995)               5,536                 (5,601  )             2,256
  Depreciation and
   amortization expense.......        (2,273)              (7,437)                (1,826  )            (1,860  )
  Capital expenditures........         3,603                9,165                  2,483                1,680
  Net cash provided by (used
   in) operating
   activities)................        (5,265)              18,788                  7,574               (7,945  )
  Net cash provided by (used
   in) investing activities...         4,049               (4,940)                (2,090  )            (1,161  )
  Net cash provided by (used
   in) financing activities...         2,254              (11,960)                (3,598  )            17,169

                                                               AT DECEMBER 31,        AT MARCH 31, 1996
                                                              ------------------  --------------------------
                                                                1994      1995     ACTUAL   AS ADJUSTED (12)
                                                              --------  --------  --------  ----------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  3,501  $  5,389  $ 13,452      $ 13,452
  Working capital (deficit).................................   (45,827)  (51,699)  (21,723)      (20,511)
  Property and equipment, net...............................    37,756    41,391    41,756        41,756
  Total assets..............................................   163,301   161,640   171,576       171,248
  Long-term debt and capital leases, including current
   maturities...............................................    36,217    24,314    29,948        30,158
  Shareholders' equity......................................    33,849    29,178    49,125        48,555

- ------------------------------
   * not meaningful
 (1) Includes revenue derived from military charter flights flown prior to January 1, 1993.
 (2) Reflects an extraordinary gain of approximately $190.1 million primarily due to the extinguishment of prepetition obligations.
 (3) Includes shares reserved for issuance under the Plan of Reorganization.
 (4) Represents the number of passengers flying on scheduled flights.
 (5) Represents the number of flight miles flown by revenue passengers.
 (6) Represents the number of seats available for revenue passengers multiplied by the number of miles those seats are flown.

 (7) Represents RPMs divided by ASMs.
 (8) Represents passenger revenue divided by RPMs.
 (9) Represents the number of seats available for revenue passengers and charter passengers multiplied by the number of miles those seats are flown.
 (10) Represents operating expenses divided by TASMs.
 (11) Consists of net income (loss) before nonoperating income (expense), depreciation and amortization, income taxes, extraordinary items and cumulative effect of change in accounting principles and certain other charges, including restructuring charges of approximately $14.0 million in 1993. EBITDA, as adjusted is not intended to represent cash flows for the period, nor has it been presented as an alternative to net income as an indicator of financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as adjusted is presented solely as supplemental disclosure because the Company understands that such data is used by certain investors to analyze companies.

 (12) Adjusted to give effect to the Company's (i) repurchase of 827,221 shares of Common Stock from GPA Group plc and its affiliate AeroUSA, Inc. (the "GPA Companies"), (ii) repayment of approximately $4.5 million of long-term debt owed to the GPA Companies at a 15% discount and an extraordinary gain of $340,000, net of estimated income taxes, and (iii) borrowing of approximately $4.7 million under the Company's credit facility to fund such repurchase and repayment, all of which occurred on April 29, 1996.

                                  RISK FACTORS

    IN MAKING AN INVESTMENT DECISION REGARDING THE RIGHTS OR THE COMMON STOCK, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THOSE DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THE ORDER IN WHICH THESE CONSIDERATIONS ARE PRESENTED SHOULD NOT BE INTERPRETED AS BEING INDICATIVE OF THEIR RELATIVE IMPORTANCE TO PARTICULAR INVESTORS.

ABILITY OF COMPANY TO CONTINUE AS A GOING CONCERN

    In 1995, the Company reported an operating loss and net loss for the ninth consecutive year. The independent auditors' report with respect to the Company's 1995 financial statements stated that the Company's recurring losses from operations, working capital deficit and limited sources of additional liquidity raise substantial doubt about the Company's ability to continue as a going concern. The financial statements as of and for the year ended December 31, 1995, were prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon the achievement of profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations. In the first quarter of 1996, the Company increased its capital resources through the AIP Investment and the related agreements with American and the Company's labor unions. Nonetheless, at March 31, 1996 the Company had a working capital deficit of $21.7 million. The Company continues to seek additional liquidity to improve its working capital position through the Rights Offering and Investor Offering. However, no assurance can be given that the Rights Offering and Investor Offering will be successful or that the Company will be able to generate net income in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto presented elsewhere in this Prospectus.

LIMITED LIQUIDITY AND CAPITAL RESOURCES; HIGH DEGREE OF FINANCIAL AND OPERATING LEVERAGE

    The Company emerged from bankruptcy in September 1994 with limited capital resources. In January 1996, the Company was contemplating that it might have to re-enter bankruptcy and halt operations if it could not complete the $20 million AIP Investment, which was completed on January 31, 1996. Prior to the AIP Investment, the Company's liquidity was limited to payment deferrals from existing creditors such as American and promotional ticket sales. Although promotional ticket sales increase current liquidity, they also increase air traffic liability, which can adversely affect yields (fare levels) and revenues, as well as liquidity in future periods. Although the AIP Investment and certain related transactions have substantially increased the Company's capital resources, the Company is seeking additional liquidity through the Rights Offering, the Investor Offering and other sources in order to augment its current and foreseeable capital resources. The Rights Offering and the Investor Offering are part of the Company's on-going efforts to improve its liquidity. However, there can be no assurances that the Rights Offering and the Investor Offering will be successfully completed. There can also be no assurances that any Subsequent Offering could be completed. If the Company is unsuccessful in obtaining additional sources of liquidity, an adverse change in events and circumstances could result in the Company being unable to meet its financial obligations after it exhausts its current and foreseeable capital resources. Although the Company currently has no significant capital expenditure commitments, the Company plans to make approximately $11.4 million of necessary capital expenditures in the ordinary course of business in 1996 using internally generated funds and specific project financing provided by the State of Hawaii. On April 29, 1996, the Company's credit facility provided by CIT Group/Credit Finance, Inc. (the "Credit Facility") was amended to increase the borrowing capacity thereunder from $8.2 million to $15.0 million. As of April 30, 1996, the Company had $7.3 million of borrowing capacity under the Credit Facility. The Company's access to other sources of debt financing is limited because it does not have any unencumbered assets. Moreover, there can be no assurances that the Company can achieve or sustain profitable operations or, if necessary, that sufficient additional financing can be obtained. See "Seasonality" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The degree to which the Company is leveraged could have adverse consequences, including (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or other purposes is limited, (ii) the Company's degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in an economic downturn, and (iii) the Company's financial position may restrict its ability to pursue new business opportunities and limit its flexibility in responding to changing business conditions. See Note 7 to the financial statements presented elsewhere in this Prospectus.

    As is characteristic of the airline industry, the Company is subject to a high degree of financial and operating leverage. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenues generated from a particular flight are directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue (if not offset by higher fares), it may result in a disproportionately greater decrease in profits and would adversely affect liquidity.

COMPETITION

    The Company faces substantial competition from other well-established airlines that serve the same routes that the Company serves. The Company's competitors on its Transpac routes, primarily United Airlines, Inc. ("United"), Delta Airlines, Inc. ("Delta") and Northwest, and to a lesser extent Continental Airlines, Inc. ("Continental") and American, are larger and have substantially greater name recognition and resources than the Company. The Company believes that Transpac competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and in-flight service. The Company also experiences competition on its Transpac routes from various charter operators. Charter carriers' competitive position is enhanced by contractual relationships with tour operators. The Company's primary competitor on its Interisland routes is Aloha Airlines, Inc. ("Aloha"), which has the leading market share in the Interisland market and a marketing relationship with United (including a code sharing arrangement and frequent flyer program participation). The Company believes that Interisland competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and aircraft type.

    The Airline Deregulation Act of 1978, recodified into the Transportation Act, has substantially eliminated government authority to regulate domestic routes and fares, and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Airline profit levels are highly sensitive to adverse changes in fuel costs, average yield and passenger demand. The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on U.S. airlines. The only significant barriers to entry in the U.S. airline industry are government licensing, the limited availability of flight slots, the need for capital and an increased number of competitors. The commencement of service by new carriers on the Company's routes could negatively impact the Company's operating results. Competing airlines have, and may in the future, undercut the Company's fares and increased capacity on routes beyond market demand in order to increase their market shares. Such activity by other airlines could reduce fares or passenger traffic to levels where the Company could not be both competitive and profitable. Due to its smaller size and limited resources and liquidity, the Company may be less able to withstand aggressive marketing tactics or a prolonged fare war initiated by its competitors. Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reintroduced at any time. The introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

    Recent announcements of capacity increases to Hawaii by domestic carriers may affect pricing levels on the Company's Transpac routes. Charter carriers have increased capacity from secondary markets in the western portion of the United States and United has scheduled an additional 9,000 seats per week from Japan and the U.S. mainland, with the bulk of that capacity dedicated to its San Francisco and Los Angeles routes. Subsequent announcements by United of direct service from Los Angeles to Kona and Maui are believed to be in addition to the 9,000 seats mentioned above. The increasing presence of charter carriers and United's expanded capacity are examples of the competitive pricing and capacity issues facing the Company in the future. Management is not able to predict the impact of these competitive pressures on the Company's operations.

    See "Business -- Competition."

AIRLINE INDUSTRY CONDITIONS

    The airline industry is a highly cyclical business with substantial volatility. Airlines frequently experience short-term cash requirements caused by both seasonal fluctuations in traffic, which often put a drain on cash during off-peak periods, and other factors that are not necessarily seasonal, including the extent and nature of price and other competition from other airlines, changing levels of operations, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of airline travel is discretionary, the industry tends to experience adverse financial results in general economic downturns. Accordingly, airlines require substantial liquidity to sustain continued operations under most conditions. See "Limited Liquidity and Capital Resources; High Degree of Financial and Operating Leverage" above.

    Since the commencement of deregulation in 1978, the U.S. airline industry has become extremely competitive and volatile. Increased competition, rising operational costs and pricing pressures have created financial difficulties for most airlines leading to the U.S. airline industry having suffered unprecedented losses in recent years. As a result, many airlines have been acquired or forced to restructure (as was the case with the Company) or have ceased operations. Although the industry produced a profit for 1995, no assurance can be given that this performance can be sustained in the future. The Company has had a net loss in each of 1995 and the preceding eight years.

DEPENDENCE ON HAWAIIAN TOURISM

    Since the Company's operations are limited almost exclusively to flights to, from and among, the Hawaiian Islands, the Company's profitability is linked to the number of travelers to, from and among the Islands and a material reduction in the number of such travelers would have a material adverse effect on the Company's operations. Tourists constitute a majority of the travelers to Hawaii. Because tourism levels are related to discretionary income, the level of Hawaiian tourism is affected by the strength of the economies in the areas from which tourists to Hawaii typically originate. Hawaiian tourism is also dependent upon the popularity of Hawaii as a tourist destination and negative events such as Hurricane Iniki and the availability of other tourist destinations and opportunities could reduce tourist interest in Hawaii. In addition, from time to time, various events such as the Persian Gulf War and industry-specific problems such as strikes have had a negative impact on tourism in Hawaii. After reaching its peak in 1990, the Hawaii tourism industry experienced three consecutive years of decline. Although tourist counts have shown year over year improvements in 1994 and 1995, local economists do not expect Hawaii tourism to return to pre-1991 levels until 1997. No assurance can be given that the level of tourism traffic to Hawaii will in fact return to such levels or that it will not decline in the future. A decline in the level of Hawaii tourism traffic could have a material adverse effect on the Company's operations.

    Preliminary results from the Hawaii Visitors Bureau indicate that of the total number of visitors to Hawaii in 1995, approximately 40% came from Asia, most of whom came from Japan, and approximately 19% came from California. In recent years Japan and California have experienced the worst recession each region has experienced since the 1940s. As a result, the number of visitors from Asia declined in 1992 and again 1993, and the number of visitors from California declined in each of 1991, 1992 and 1993 and is still below the peak number in 1990. A substantial decline in the number of visitors from either Japan or California could have a material adverse effect on the Company's operations.

    See "Business -- The Hawaii Travel Market."

SEASONALITY

    The Company's results are sensitive to seasonal and cyclical volatility primarily due to seasonal leisure and holiday travel. Traffic levels are typically lowest in the first quarter of the year with strong travel periods during June, July, August and December. Because certain of the Company's costs do not vary significantly regardless of traffic levels, such seasonality substantially affects the Company's profitability and liquidity. See "Limited Liquidity and Capital Resources; High Degree of Financial and Operating Leverage" above.

AIRCRAFT OPERATIONS

    FUEL COSTS. Fuel costs, which represent a significant portion of the Company's operating costs (approximately 16% for 1995), are volatile. For example, the Company's average fuel cost per gallon (excluding taxes) in the first quarter of 1996 was 9.7% higher than its average fuel cost in the first quarter of 1995. Fuel prices are influenced by, among other factors, economic and political factors and events throughout the world and applicable fuel taxes, and the Company can neither predict nor control near- or longer-term fuel prices. Significant changes in fuel costs would materially affect the Company's operating results. Furthermore, changes in fuel prices may have a greater impact on the Company than certain of its Transpac competitors with more modern, fuel efficient aircraft. See "Reliance on Third Parties" below and "Business -- Aircraft Fuel."

    MAINTENANCE  COSTS;  AIRCRAFT  AGE.   Aircraft  maintenance  costs represent
another significant operating cost for the Company (approximately 17% for 1995) that will increase as the Company's aircraft increase in age. The average age of the Company's DC-10 aircraft is 23 years and its DC-9 aircraft is 18 years. The Company intends to replace some or all of its existing aircraft with replacement aircraft in the next decade in order to reduce maintenance costs and achieve other operating efficiencies, although no assurance can be given that the Company will have the capital necessary to replace such aircraft. See "Business
- -- Strategic Repositioning -- Enhance Operating Revenues -- Relationship with American -- Aircraft Lease Agreements" and Note 13 to the financial statements appearing elsewhere in this Prospectus.

    LEASED AIRCRAFT. The Company owns two DC-9-50 aircraft and leases eleven DC-9-50s and nine DC-10-10s pursuant to leases that expire at various times between 1996 and 2004. Two of the DC-10s are leased from American pursuant to short-term leases, which can be terminated by American on 30 days notice. In order to maintain its current operations, the Company will need to renew its leases as they expire or purchase or lease replacement aircraft and, if the Company decides to expand operations, the Company will need to purchase or lease additional aircraft. There can be no assurance that lease renewals, additional aircraft leases or aircraft purchases will be available on favorable terms or that the Company will have sufficient capital resources to lease or purchase additional aircraft. See "Business -- Properties."

    LIMITED FLEET. The Company's fleet consists of 22 aircraft (including one DC-10 being used on a temporary basis to permit the scheduled overhaul of six of the other DC-10s during 1996). In the event one or more of the Company's aircraft were to be out of service, the Company may have difficulty completing its scheduled or chartered service. Any interruption of service caused by the unavailability of aircraft due to unscheduled servicing or repair or otherwise, or lack of availability of substitute aircraft, could have a material adverse effect on the Company's service, reputation and profitability. As is customary in the airline industry, the Company does not have business interruption insurance.

RELIANCE ON THIRD PARTIES

    The Company has entered into agreements with contractors, including American, Northwest and certain other airlines, to provide certain facilities and services required for its operations, including aircraft, reservations, computer services, frequent flyer program, aircraft maintenance, passenger processing, fuel, ground facilities, baggage and cargo handling and personnel training. This reliance on third parties to provide services subjects the Company to various risks, including the risk that such services could be discontinued without adequate replacement services being available.

    The Company leases all of its DC-10 aircraft from American. American maintains these aircraft and the Company pays a minimum monthly charge for maintenance services, monthly in arrears. During 1995, the Company incurred in excess of $45 million of lease and maintenance expenses under the American DC-10 aircraft leases. American has the right to terminate its obligation to provide aircraft maintenance services on and after January 1, 1999, upon 180 days prior notice. If American terminated the maintenance arrangement, the Company would have to seek an alternate source of maintenance service or maintain its DC-10s itself, and no assurance can be given that the Company would be able to do so on a basis that is as cost-effective as the American maintenance arrangement.

    The Company participates in American's AAdvantage-Registered Trademark-frequent flyer program and SABRE-Registered Trademark- reservation system, which make the Company more competitive. The Company's participation in the AAdvantage-Registered Trademark- program expires in 1997, subject to renewal, and its participation in SABRE-Registered Trademark- expires in 2001. The Company's inability to continue in these programs or participate in comparable programs offered by other airlines could have a material adverse effect on the Company's operations. See "Business -- Strategic Repositioning -- Increase Operating Revenue -- Relationship with American."

    The Company purchases almost all of its aviation fuel from Northwest without mark-up pursuant to an agreement between the two companies, which provides that, in case of shortages, Northwest will provide fuel to its own fleet first and then a portion of the remaining fuel available will be allocated between the Company and any other applicable airlines. The agreement is renewed automatically on December 31 of each year unless canceled by either of the parties with 90 days prior written notice. No assurance can be given that the Company would be able to secure an adequate supply of fuel from alternate sources if a fuel shortage were to cause the supply from Northwest to be inadequate or if Northwest were to cancel the agreement. The Company paid Northwest approximately $44.1 million, $43.9 million and $53.0 million for the fuel supplied under this agreement in 1993, 1994 and 1995, respectively. See "Business -- Aircraft Fuel."

    Approximately 74% of the Company's ticket sales are currently made by travel agents, including wholesalers. Travel agents generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies to favor another airline or to disfavor the Company could adversely affect the Company. Although management intends to continue to offer an attractive and competitive product to travel agencies and to maintain favorable relations with travel agencies, there can be no assurance that travel agencies will not disfavor the Company or favor other airlines in the future, either of which could have an adverse effect on the Company's operations.

INSURANCE COVERAGE

    The Company is exposed to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss of service, but also significant potential claims of injured passengers and others. The Company is required by the U.S. Department of Transportation (the "DOT") to carry liability insurance on each of its aircraft. The Company currently maintains public liability insurance which management believes is adequate and consistent with current industry practice. However, there can be no assurance that the amount of such coverage will not be changed or that the Company will not bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company.

REGULATORY MATTERS; TICKET TAXES
    As a certificated air carrier, Hawaiian Airlines is subject to the regulatory jurisdiction of the DOT and the Federal Aviation Administration (the "FAA"). To assure compliance with their regulations, the DOT and the FAA require air carriers to obtain certain certificates, which may be suspended or revoked for cause. The DOT has continuing jurisdiction to review the fitness of air carriers to hold a certificate of public convenience and necessity. It may review the carrier's fitness at any time and impose fines or other sanctions for violations of the Transportation Act or DOT regulations. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of aviation safety and security regulations. Hawaiian Airlines, as are all airlines, is subject to inspections by the FAA in the normal course of its business on an ongoing basis. In the last several years, the FAA has issued to the airline industry a number of maintenance directives and other regulations. The Company has incurred and expects to continue to incur substantial expenditures for the purpose of complying with these directives and regulations. See Note 13 to the financial statements appearing elsewhere in this Prospectus.

    Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by the DOT and treaties and related agreements between the United States and foreign governments, which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect the Company.


    Prior to 1996, the airline industry was subject to a 10% excise tax on each ticket sold (other than Transpac flights), a 6.25% cargo excise tax and a $6 international departure tax (including Transpac flights). Efforts are underway to encourage the United States Congress to re-enact legislation authorizing these excise taxes or to impose user fees in lieu of such taxes. The Senate has approved a bill to reinstate the excise taxes, and it is reported that House and Senate negotiators have agreed in principle to reinstate the excise taxes. If the excise taxes are reinstated or user fees are implemented, the Company would either have to absorb the excise taxes or user fees, which would adversely affect operating results, or raise ticket prices and cargo transportation fees in order to offset the excise taxes or user fees. If the Company were to raise ticket prices and cargo transportation fees, there is no assurance that the Company would be able to maintain such increases or that operating results would not be adversely affected by the increases.


    See "Business -- Regulatory Matters."

LABOR AGREEMENTS

    The majority of Hawaiian Airlines' employees are covered by collective bargaining agreements, which are not amendable until February 2000, with the International Association of Machinists and Aerospace Workers ("IAM"), the Air Line Pilots Association, International ("ALPA"), the Association of Flight Attendants ("AFA"), the Transport Workers Union ("TWU") and the Communications Section Employees Union. As a result of the unionization of its employees, the Company's flexibility in dealing with its employees may be restricted, thereby resulting in an increase in costs. In the event of work stoppages or other labor difficulties, operations of the Company may be hampered or halted, which could have a material adverse effect on the reputation and operations of the Company. See "Business -- Employees."

CONTROL OF THE COMPANY
    AIP owned 69% of the issued and outstanding Common Stock as of July 3, 1996 and through such ownership is able to control all actions to be taken by the shareholders of the Company, except in the limited case where Hawaii law requires shareholder action to be approved by 75% of the outstanding Common Stock. John W. Adams, Chairman of the Board of Directors of the Company, is an executive officer and the sole stockholder of the general partner of AIP and thereby controls the voting of AIP's shares. After giving effect to the issuance of approximately 16,520,000 shares of Common Stock pursuant to (i) the Plan of Reorganization, (ii) the exercise in full of the AMR Warrants and the Reorganization Warrants, (iii) the exercise in full of the options outstanding under the 1994 Stock Option Plan, (iv) the exercise in full of the Rights and
(v) the consummation of the Investor Offering (including the issuance of the Additional Standby Shares), AIP would own approximately 42% of the Common Stock. However, even at such time as sufficient shares of Common Stock have been issued to cause AIP to hold less than 50% of the Common Stock, its voting power would still be substantially greater than that of any other existing shareholder. Pursuant to the Company's Amended Bylaws (the "Bylaws"), until AIP ceases to own at least 35% of the Common Stock, it has the right to nominate six of the 11 nominees to stand from time to time for election as directors of the Company. If AIP's ownership of Common Stock were to fall below 35%, its right to nominate directors would be reduced but would not be eliminated until AIP's ownership was reduced below 5%. Thereafter, AIP will not have the right to nominate individuals to the Board unless it reacquires at least 5% of the Common Stock within 365 days. AIP is not expected to participate in the Investor Offering. See "Principal Shareholders."

    In addition, ALPA, IAM and AFA have the right, pursuant to their respective collective bargaining agreements and the Bylaws, to nominate three of the remaining five nominees to stand from time to time for election as directors, thereby leaving the Board of Directors with the authority to nominate only two of the director nominees. AIP has agreed to vote its shares of Common Stock in favor of the labor unions' nominees.

    Of the two positions on the Board of Directors as to which AIP and the labor unions do not have the right to nominate nominees, (i) one is required to be an outside director, defined as one who is not employed by the Company and is not affiliated with the Company's labor unions, AIP or American, and (ii) the other is required to be a senior management official of the Company.

    For more information regarding the rights of AIP and the labor unions to nominate directors, see "Principal Shareholders -- Control of the Board of Directors" and "Description of Capital Stock -- Preferred Stock."

ANTITAKEOVER MATTERS

    As a result of AIP's substantial ownership interest in the Common Stock, it may be more difficult for a third party to acquire the Company. A potential buyer would likely be deterred from any effort to acquire the Company absent the consent of AIP or its participation in the transaction.

    The Company is subject to Section 415-73 of the Hawaii Business Corporation Act, which restricts mergers and consolidations. Subject to certain exceptions, unless the Board of Directors and the holders of at least 75% of all the issued and outstanding voting stock of the Company approve a merger or consolidation,
Section 415-73 prohibits such a transaction.

    The Company's Amended Articles of Incorporation (the "Articles of Incorporation") and the Bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include (i) a restriction on action by written consent of the shareholders, unless such consent is unanimous, (ii) a prohibition on cumulative voting, (iii) certain qualifications for directors and (iv) restrictions on the filling of vacancies of directors.

    The Articles of Incorporation authorize the issuance of up to 2,000,000 shares of preferred stock by the Company with such preferences, rights and restrictions as may be determined by the Board of Directors. Accordingly, the Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the rights of holders of the Common Stock. The issuance of shares of preferred stock may have the effect of rendering more difficult or discouraging an acquisition of the Company or a change in control of the Company. See "Description of Capital Stock -- Preferred Stock."

    The Company has in place a shareholders' rights plan, which provides that, subject to certain discretion of the Board of Directors, in the event that the Company is acquired in certain transactions or in the event of certain acquisitions of the Company's common stock that would cause the acquiror to own more than 10% of the outstanding common stock, the Company (or the surviving corporation in a merger in which the Company was not the survivor) would issue to the Company's shareholders, other than the acquiror, additional shares of common stock of the Company (or the survivor) at a discount, thereby substantially diluting the acquiror's interest. The AIP Investment was expressly excluded from the application of the shareholders' rights plan through an amendment to the plan adopted by the Board of Directors at the time of the AIP Investment. See "Description of Capital Stock -- Shareholders' Rights Plan."

DIVIDENDS

    The Company has not paid cash dividends on its common stock in the last several years and has no plans to do so in the foreseeable future. The Company intends to retain its earnings, if any, to finance the development and growth of its business. Moreover, the Company is prohibited from paying dividends by the terms of the Credit Facility. The American Note limits the Company's ability to pay dividends. See "Price Range of Common Stock and Dividend Policy."

INVESTOR OFFERING

    The Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds. However, no assurance can be given that the Company will be able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. If the Company is unable to sell all the Base Shares and the Standby Shares, the proceeds from the Investor Offering would be reduced and the actual proceeds from the Rights Offering and the Investor Offering could be substantially less than $25 million. See "The Investor Offering."

DILUTION

    Rights are being distributed to Eligible Employees, holders of Options and holders of the Common Stock. To the extent that Rights are exercised by Eligible Employees or holders of Options, shareholders will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The Investor Offering will result in additional dilution. To the extent that Rights are exercised by other shareholders, shareholders who do not exercise their Rights in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The Company is not able to predict the effect, if any, the Rights Offering and the Investor Offering will have on the market price for the Common Stock. See "Market Considerations; Volatility of Stock Price" below.

    The Company currently has outstanding the options granted under the 1994 Stock Option Plan and the Reorganization Warrants, which are exercisable to purchase an aggregate of 2,076,367 shares of Common Stock at exercise prices of $1.62 and $1.71 per share, respectively. In addition, the AMR Warrants entitle AMR to purchase 1,897,946 shares of Common Stock at $1.10 per share. Half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The issuance of up to 1,000,000 Rights Shares upon the exercise of Employee Rights and the issuance of the Base Shares will give rise to an increase in the number of AMR Warrants and Reorganization Warrants and a decrease in the exercise price thereof pursuant to the anti-dilution provisions of the AMR Warrants and the Reorganization Warrants, although the magnitude of these adjustments can not be determined until after the Rights Offering and the Investor Offering are completed. Exercise of the options granted under the 1994 Stock Option Plan, the AMR Warrants or the Reorganization Warrants would further reduce a shareholder's percentage voting and ownership interest and the net book value per share.

SHARES ELIGIBLE FOR FUTURE SALE

    The market price of the Common Stock could be adversely affected by the availability of shares for future sale. Upon completion of the Rights Offering and the Investor Offering and after giving effect to the issuance of approximately 350,000 shares pursuant to the Plan of Reorganization, there would be approximately 38,859,000 shares of Common Stock issued and outstanding. Of these shares, approximately 20,150,000 would be freely transferable immediately (subject to a 90-day holding period in the case of (i) Rights Shares issued pursuant to the exercise of Employee Rights, (ii) 72,500 of the Rights Shares issuable upon the exercise of Options by certain Holders who are not executive
officers and (iii)          shares held by a large institutional shareholder and
the Rights Shares issued to such shareholder). The remaining approximately 18,709,000 shares would be "restricted securities" for purposes of the Securities Act and would be eligible for resale at various times in the future, in each case subject to a 90-day holding period and thereafter to the volume and manner of sale limitations of Rule 144 under the Securities Act. Of these restricted shares, 18,181,818 shares are owned by AIP and will be transferable after January 1998 but could be sold sooner pursuant to registration rights that AIP received as part of the AIP Investment. These rights entitle AIP, on up to two occasions, to require the Company to use its best efforts to register all or any portion of AIP's shares under the Securities Act at the Company's expense. In addition, if the Company registers any other shares of its common stock for public sale under the Securities Act at any time prior to January 2006, AIP would have the right to include shares in the registration.

    In addition, there are currently up to 3,974,313 shares of Common Stock reserved for issuance pursuant to the options granted under the 1994 Stock Option Plan, the AMR Warrants and the Reorganization Warrants. The number of AMR Warrants and Reorganization Warrants will be increased in connection with the Rights Offering and the Investor Offering. See "Dilution" above. AMR and the holders of the Reorganization Warrants have registration rights with respect to the shares reserved for issuance upon exercise of their warrants. These rights entitle AMR and the Reorganization Warrant holders, on up to two occasions, to require the Company to use its best efforts to register all or any portion of their warrant shares under the Securities Act at the Company's expense. In addition, if the Company registers any other shares of its common stock for public sale under the Securities Act, AMR and the holders of the Reorganization Warrants would have the right to include warrant shares in the registration. The rights of AMR and the Reorganization Warrant holders to include warrant shares in a Company registration expire in September 2001 and September 1999, respectively.

    As of July 3, 1996, the Company's various 401(k) plans held an aggregate of approximately 1,490,000 shares of Common Stock and will receive a corresponding number of Shareholder Rights. It is anticipated that plan participants will elect to sell at least a portion of these Rights rather than exercise them. In addition, plan participants may elect to sell shares of Common Stock already held by the plans in order to generate proceeds to pay the Subscription Price for their Rights. Such sales, depending on the volume, could adversely affect the trading prices of the Shareholder Rights and/or the Common Stock.

RESALE RESTRICTION ON EMPLOYEE RIGHTS SHARES AND OPTIONS

    The Rights Shares issuable upon the exercise of Employee Rights (including Rights Shares issuable pursuant to the Oversubscription Privilege) and Options will be subject to the Lock-Up and may not be transferred during the 90-day period following the Expiration Date. As a result, during such period the holders of such Rights Shares would not be able to take advantage of market conditions that they believe warrant a sale of their Rights Shares.

MARKET CONSIDERATIONS; VOLATILITY OF STOCK PRICE

    The Company cannot predict the effect that the Rights Offering and the Investor Offering will have on the trading price of the Common Stock, although the opening trading price of the Common Stock on the first day that shares trade without the Rights attached (I.E., the "ex-Rights day"), which will be the second trading day after the Record Date, may be lower than the closing price on the previous trading day. The closing price of the Common Stock on the AMEX on July 31, 1996 was $4. There can be no assurance that the market price of the Common Stock will not fall below the Subscription Price or that, following the exercise of Rights or purchase of the Committed Shares or Standby Shares, a Holder or Investor will be able to sell shares acquired in the Rights Offering or the Investor Offering at a price equal to or greater than the Subscription Price. The exercise of Rights is irrevocable once made. Moreover, Rights Shares issued upon the exercise of Options or Employee Rights (including Rights Shares issued pursuant to the Oversubscription Privilege) can not be resold for 90 days after the Expiration Date. Since the Company emerged from bankruptcy and the Common Stock recommenced trading on the AMEX and the PSE in June 1995, the price range of the Common Stock has varied widely and the price of the Common Stock or the Shareholder Rights may be subject to significant fluctuation in the future. See "Price Range of Common Stock and Dividend Policy." There has been no prior market for the Rights on either the AMEX or the PSE.


EFFECT OF RIGHTS AND RELATED TRANSACTIONS ON THE COMPANY'S NET OPERATING LOSS CARRYOVERS

    The Company believes that substantially all of its net operating losses ("NOLs"), as computed for federal income tax purposes, are currently subject to limitation under Section 382 of the Internal Revenue Code. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax and Net Operating Loss Considerations." In the event an ownership change (as defined in Section 382) of the Company were to occur in the future, the ability of the Company to utilize NOLs incurred prior to that ownership change could be subject to additional limitations under Section 382. While the Company believes that the exercise of Rights and consummation of the Stock Purchase Agreements will not result in an ownership change of the Company for Section 382 purposes, the exercise of Rights and consummation of the Stock Purchase Agreements, combined with any other significant future transactions in the Company's equity, could result in an ownership change of the Company, which in turn could increase the future tax liabilities of the Company.

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO HOLDERS WITH RESPECT TO WHETHER A HOLDER SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF THE COMMON STOCK PURSUANT TO THE RIGHTS OFFERING, TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF THE COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.

               PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

PURPOSE OF THE RIGHTS OFFERING

    The price paid by AIP for its shares of Common Stock in the AIP Investment in January 1996 represented a substantial discount from the market price of the Common Stock at the time that AIP made its offer to the Company. On December 8, 1995, the date that AIP and the Company entered into the agreement to consummate the AIP Investment at a price of $1.10 per share, the closing price of a share of Common Stock on the AMEX was $2 11/16. In recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, the investment agreement with AIP contained a provision in which AIP agreed to use its best efforts to cause the Company, after the completion of the AIP Investment, to make a rights offering to the Company's shareholders (other than AIP) that would permit the shareholders to acquire shares of Common Stock at a discount to the market price. In this way, the shareholders of the Company, other than AIP, would have the opportunity to reduce the dilutive effect of the AIP Investment on their equity investment in the Company.

    In addition, the Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity, although the actual proceeds could be substantially less if the Company is not able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. In establishing the size of the Investor Offering, the Board of Directors consulted with the Financial Advisor and management, and considered the Company's need for additional capital.

    The Subscription Price has been established by the Board of Directors as 69.9% of the average closing price of the Common Stock on the AMEX for the 30 trading days ended July 25, 1996.


USE OF PROCEEDS


    If the Rights Offering and the Investor Offering are consummated, the maximum gross proceeds to the Company from the Rights Offering and the Investor Offering would be approximately $39.3 million (including up to $2.0 million of proceeds received in the form of fully recourse secured promissory notes from Holders exercising Options (see "Certain Relationships and Related Transactions")) before payment of related fees and expenses estimated to be $2.6 million. However, no assurance can be given that any or all of the Rights will be exercised or that the Company will be able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. Therefore, the actual proceeds from the Rights Offering and the Investor Offering could be substantially lower. If Standby Shares or Additional Shares are issued, the estimated fees and expenses would increase due to the fee payable to the Financial Advisor in connection with the issuance of such shares (see "The Financial Advisor"). In such event, the total fees and expenses of the Company in connection with the Rights Offering and the Investor Offering could be as high as $3.4 million.


    The Company currently expects that the net proceeds from the Rights Offering and the Investor Offering will be used for general working capital purposes and/or prepayment of a portion of the Company's long-term debt, although a final determination as to the use or uses will not be made until after the completion of the Rights Offering and the Investor Offering. Factors that will be considered at that time in determining how the net proceeds will be used will include: the amount of net proceeds actually generated, the Company's actual and projected working capital requirements at that time, interest rates in effect at that time, the amount of any applicable debt prepayment discounts, and such other factors as the Board of Directors considers to be relevant at that time. Pending use, the net proceeds will be invested in short-term, interest-bearing securities. For a description of the Company's long-term debt, including interest rates, maturity dates and use of proceeds from such debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Status."

                              THE RIGHTS OFFERING

SHAREHOLDER RIGHTS

    Shareholders other than AIP will receive one Shareholder Right for each share of Common Stock held on the Record Date. An aggregate of approximately 8,250,000 Shareholder Rights will be distributed. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Shareholder Right held. The Shareholder Rights will expire on the Expiration Date. The Shareholder Rights will be transferable.

EMPLOYEE RIGHTS

    The Eligible Employees (I.E., all employees of the Company, other than members of senior management, who were employed at any time during 1995 and on the Record Date) will receive an aggregate of 1,000,000 Employee Rights. The Employee Rights will be distributed among the Eligible Employees PRO RATA based on each Eligible Employee's W-2 earnings from the Company in 1995 relative to the aggregate W-2 earnings paid by the Company to all Eligible Employees in 1995. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Employee Right held. The Employee Rights will expire on the Expiration Date. The Holder of an Employee Right will only be able to exercise such Right if such Holder (i) is an employee of the Company as of the Expiration Date, (ii) agrees not to sell the underlying Rights Share during the 90-day period following the Expiration Date, (iii) completes, signs and returns to the Company on or before the Expiration Date the Withholding Agreement and Worksheet, and (iv) pays to the Company, on or before the Expiration Date, the Withholding Amount. Any such Holder who exercises a Right shall be deemed to have agreed to the Lock-Up and certificates evidencing Rights Shares issued upon the exercise of Employee Rights will be held by the Subscription Agent (or the Company) until the expiration of the Lock-Up. The Employee Rights will not be transferable.

    The Employee Rights will also entitle the Holders thereof to the Oversubscription Privilege, pursuant to which such Holders who exercise their Employee Rights in full will also be able to subscribe for the Rights Shares underlying Employee Rights that expire without being exercised and up to 1,000,000 of the Rights Shares underlying Shareholder Rights that expire without being exercised. If an insufficient number of Rights Shares is available to satisfy all exercises of the Oversubscription Privilege, then the available Rights Shares will be prorated among Holders who exercise the Oversubscription Privilege based upon the respective number of Employee Rights of such Holders. Any funds received by the Subscription Agent from Holders with respect to the Oversubscription Privilege that are not applied to the purchase of Rights Shares due to proration will be returned by mail as soon as practicable, without interest.

OPTIONS

    An aggregate of 600,000 Options will be granted under the 1996 Stock Incentive Plan to persons who hold options under the 1994 Stock Option Plan and to the Company's Chief Operating Officer. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Option held. The Options will expire on the 20th day after the Expiration Date. The Holder of an Option will only be able to exercise such Option if such Holder (i) is an employee of the Company as of the 20th day after the Expiration Date, (ii) agrees not to sell any of the underlying Rights Shares during the 90-day period immediately following the Expiration Date (I.E., the Lock-Up), (iii) completes, signs and returns to the Company on or before the 20th day after the Expiration Date the Withholding Agreement and Worksheet, and (iv) pays to the Company, on or before the 20th day after the Expiration Date, the Withholding Amount. Conditions (i) and (ii) will not apply to Options granted to the former Chief Financial Officer of the Company. Any Holder who exercises an Option shall be deemed to have agreed to the Lock-Up and certificates evidencing Rights Shares issued upon the exercise of Options will be held by the Subscription Agent (or the Company) until the expiration of the Lock-Up. The Options will not be transferable.

EXPIRATION DATE


    The Rights will expire at 5:00 p.m., New York time, on the 30th day following the mailing of this Prospectus to shareholders and Eligible Employees (or the 31st day after mailing if the mailing occurs on a Saturday), provided that if such 30th day (or 31st day) is not a business day, the Expiration Date will be the next business day. The Expiration Date may be extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than the 60th day following the mailing of this Prospectus to shareholders and Eligible Employees (or the 61st day after mailing if the mailing occurs on a Saturday), provided that if such 60th day (or 61st day) is not a business day, the Expiration Date will be the next business day, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of this Prospectus, which forms a part thereof, in order to permit time for the distribution of such information. After the Expiration Date, unexercised Shareholder Rights and Employee Rights will be null and void. The Company will not be obligated to honor any purported exercise of Shareholder Rights and Employee Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


    If the Company elects to extend the Expiration Date, it will issue a press release to such effect not later than the first day on which the AMEX is open for trading following the most recently announced Expiration Date. In the event the Company elects to extend the Expiration Date by more than 14 calendar days, it will, in addition, cause written notice of such extension to be promptly sent to all Holders of record.

EXERCISE OF RIGHTS

    Shareholder Rights and Employee Rights may be exercised (subject to the requirements described below applicable to Employee Rights) by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Right exercised (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by:
(i) check drawn upon a U.S. bank or postal, telegraphic or express money order payable to ChaseMellon Shareholder Services, L.L.C. as Subscription Agent; or
(ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at The Chase Manhattan Bank, Account No. 323-213057, ABA No. 021-000-021, Reorganization Department. Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check drawn upon a United States bank or of any postal, telegraphic or express money order, or (c) receipt of good funds in the Subscription Agent's account designated above.

    IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    Options may be exercised by providing the Company with written notice and payment of the Subscription Price on or prior to the 20th day after the
Expiration Date. The Subscription Price may be paid by the delivery of a promissory note to the Company, in the form described under "Certain Relationships and Related Transactions," in lieu of cash. The Subscription Price for the exercise of Options should not be sent to the Subscription Agent.

    In order to exercise an Option or an Employee Right, on or prior to the Expiration Date in the case of an Employee Right or the 20th day after the Expiration Date in the case of an Option, the Holder will also have to (i) complete, sign and return to the Company the Withholding Agreement and Worksheet included with this Prospectus and (ii) pay to the Company the Withholding Amount. See "Payment of Withholding Amount Relating to Options and Employee Rights" below.

    The address to which the Subscription Certificates and payment of the Subscription Price with respect to Shareholder Rights and Employee Rights should be delivered is set forth below under "Subscription Agent."

    If a Holder wishes to exercise Shareholder Rights or Employee Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

           (i) such Holder has caused payment in full of the Subscription Price for each Rights Share being subscribed for to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;


           (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Rights Shares being subscribed for and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three AMEX trading days following the date of the Notice of Guaranteed Delivery;

          (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three AMEX trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy nos. (201) 296-4293 or (201) 296-4291). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone numbers are set forth under "Information Agent" below; and

          (iv) in the case of Employee Rights, such Holder has caused the Company to receive on or prior to the Expiration Date (a) a completed and signed Withholding Agreement and Worksheet and (b) payment of the Withholding Amount.

    A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

    Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

    If either the number of Rights Shares being subscribed for is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Rights Shares stated to be subscribed for, the number of Rights Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Rights Shares.

    The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

    THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. NEITHER THE COMPANY NOR THE SUBSCRIPTION AGENT WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECT OR IRREGULARITY IN CONNECTION WITH THE SUBMISSION OF SUBSCRIPTION CERTIFICATES OR INCUR ANY LIABILITY FOR FAILURE TO GIVE SUCH NOTIFICATION.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Notice of Guaranteed Delivery should be directed to the Information Agent whose address and telephone numbers are set forth under "Information Agent" below.


NO REVOCATION

    ONCE A HOLDER OF RIGHTS HAS EXERCISED THOSE RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED.

PAYMENT OF WITHHOLDING AMOUNT RELATING TO OPTIONS AND EMPLOYEE RIGHTS

    A Holder exercising Options or Employee Rights must pay to the Company the Withholding Amount, which will be determined using the Withholding Agreement and Worksheet and will include tax withholding amounts with respect to all Rights Shares being subscribed for (including pursuant to the Oversubscription Privilege). The Withholding Amount must be paid by check or money order (except as otherwise described under "Certain Relationships and Related Transactions") and must be received by the Company, together with a properly completed and signed Withholding Agreement and Worksheet, on or before the Expiration Date in the case of Employee Rights or the 20th day after the Expiration Date in the case of Options. To the extent that a Holder's Oversubscription Privilege is not fulfilled due to proration, the related Withholding Amount will be returned by mail as soon as practicable, without interest. By signing the Withholding Agreement and Worksheet, the holder of the Option or Employee Right agrees that the Company may withhold from any compensation due to the holder any additional amounts determined by the Company to be necessary to satisfy the tax withholding obligations with respect to the exercise of such Right, and that, upon request by the Company, the holder will pay such additional amounts to the Company within five days following such request.

    The Withholding Amount and the Withholding Agreement and Worksheet must be sent to the following address:

                            Hawaiian Airlines, Inc.
                        3375 Koapaka Street, Suite G-350
                             Honolulu, Hawaii 96819
                        Attention: Tax Withholding Agent

    FAILURE OF A HOLDER TO COMPLETE, SIGN AND RETURN THE WITHHOLDING AGREEMENT AND WORKSHEET OR TO PAY THE FULL WITHHOLDING AMOUNT IN A TIMELY MANNER WILL VOID THE EXERCISE OF THE RIGHTS BEING EXERCISED AND THE SUBSCRIPTION PRICE WILL BE RETURNED TO THE HOLDER, WITHOUT INTEREST.

    DO NOT SEND THE WITHHOLDING AMOUNT OR THE WITHHOLDING AGREEMENT AND WORKSHEET TO THE SUBSCRIPTION AGENT. THE WITHHOLDING AMOUNT AND THE WITHHOLDING AGREEMENT AND WORKSHEET MUST BE SENT TO THE COMPANY.

FRACTIONAL SHARES

    Fractional Rights will not be distributed by the Company and a Right may not be exercised in part.

SPECIAL PROVISIONS REGARDING RIGHTS HELD BY STOCK PLANS

    As shareholders of record as of the Record Date, the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants, the Hawaiian Airlines, Inc. 401(k) Savings Plan and the Hawaiian Airlines, Inc. Pilots 401(k) Plan (each a "Plan") will receive Shareholder Rights. These Rights will be allocated by the Plan trustee to the Plan accounts in which shares of Common Stock are held as of the Record Date. Each Plan participant will then have the right to instruct the Plan trustee regarding the sale or exercise of the Rights allocated to such participant's account, including the liquidation of current investments in the participants' Plan account to fund the Subscription Price.

    The trustee of the Plans will provide participants with instructions on how to instruct the trustee to exercise Rights. Such instructions must be received by the Plan trustee no later than 1:00 p.m., New York time, on the fifth business day preceding the Expiration Date, after which time the Plan trustee will use its best efforts to sell any Rights as to which timely instructions have not been received.


    Notwithstanding that the accounts of many participants in the Plans currently hold fractional shares of Common Stock, the Rights distributed to the Plans will be allocated by the Plan trustee among the various Plan accounts so that each account will receive a number of Rights corresponding to the number of whole shares of Common Stock held in such account. The Plan trustee will aggregate the unallocated fractional Rights and use its best efforts to sell such Rights and allocate the proceeds from the sale to the Plan accounts otherwise entitled to such fractional Rights.

METHOD OF TRANSFERRING SHAREHOLDER RIGHTS

    Application was made in June 1996 to list the Shareholder Rights on the AMEX and the PSE and it is anticipated that they will be approved for listing on both exchanges prior to their distribution. Once distributed and approved for listing, the Shareholder Rights will be able to be purchased or sold through usual investment channels, including banks and brokers. Trading in Shareholder Rights will cease on the close of business on the business day preceding the Expiration Date.

    The Shareholder Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred (but only in units to purchase whole shares) by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

    The Shareholder Rights evidenced by a Subscription Certificate also may be sold, in whole or in part (but only in units to purchase whole shares), through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate is to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold.

    Promptly following the Expiration Date, the Subscription Agent will send the Holder a check for the net proceeds from the sale of such Shareholder Rights. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for all Rights sold by it at the request of Holders, less any applicable brokerage commissions, taxes and other direct expenses of sale. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to 11:00 a.m., New York time, on the fifth business day preceding the Expiration Date. The Subscription Agent's obligation to execute orders for the sale of Rights is subject to its ability to find buyers.

    Holders wishing to transfer all or a portion of their Shareholder Rights (but only in units to purchase whole shares) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "Exercise of Rights" above. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

    Trading in the Rights will cease at the close of business on the business day preceding the Expiration Date.

    Except for the fees charged by the Subscription Agent (which will be paid by the Company as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

    Shareholder Rights will be eligible for transfer through, and the exercise of the Rights may be effected through, the facilities of Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). The holder of a DTC Exercised Right may exercise the Right in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent at or prior to 5:00 p.m., New York time, on the Expiration Date, respectively, a DTC Participant Right Exercise Form, together with payment of the appropriate Subscription Price for the number of Rights Shares for which the Rights are being exercised. Copies of the DTC Participant Right Exercise Form may be obtained from the Information Agent.

SUBSCRIPTION AGENT

    The Company has appointed ChaseMellon Shareholder Services, L.L.C. as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price must be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, is:

         IF BY MAIL:                    IF BY HAND:             IF BY OVERNIGHT COURIER:
   ChaseMellon Shareholder        ChaseMellon Shareholder        ChaseMellon Shareholder
      Services, L.L.C.               Services, L.L.C.               Services, L.L.C.
        P.O. Box 837             120 Broadway, 13th Floor       120 Broadway, 13th Floor
       Midtown Station              New York, NY 10271             New York, NY 10271
     New York, NY 10018         Attn: Reorganization Dept.     Attn: Reorganization Dept.
 Attn: Reorganization Dept.

    Subscription Price payments received by the Subscription Agent will be deposited into escrow with Mellon Bank, N.A., as escrow agent, pending the application or return of such payments in accordance with the terms of the Rights Offering.

    The Company will pay the Subscription Agent and the escrow agent reasonable and customary compensation for their services in connection with the Rights Offering and will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

INFORMATION AGENT


    Any questions regarding the Rights Offering, including the procedures for exercising Rights, and requests for additional copies of this Prospectus or the Notice of Guaranteed Delivery should be directed to the Information Agent at
(800) 814-0304.


    The Company will pay the Information Agent reasonable and customary compensation for its services in connection with the Rights Offering and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE FINANCIAL ADVISOR MAKES ANY RECOMMENDATION TO HOLDERS WITH RESPECT TO WHETHER A HOLDER SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF THE COMMON STOCK PURSUANT TO THE RIGHTS OFFERING, TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF THE COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.

                             THE INVESTOR OFFERING


    The Company is currently negotiating the terms of the Stock Purchase Agreements with certain institutional investors, high net worth individuals and non-employee directors and members of senior management of the Company (I.E., the Investors) and expects to enter into Stock Purchase Agreements with such Investors prior to the commencement of the Rights Offering. It is anticipated that the Investors will severally agree, subject to certain conditions, to purchase from the Company at the Subscription Price the 2,250,000 Base Shares and the Standby Shares. However, no assurance can be given that the Company will be able to enter into Stock Purchase Agreements for any or all of the Base Shares or the Standby Shares. The number of Standby Shares will equal (i) 7,692,308 (I.E., $25 million divided by the Subscription Price) minus (ii) the total number of Rights Shares issued pursuant to the exercise of Shareholder Rights and Employee Rights minus (iii) the Base Shares. The number of Standby Shares will be 5,442,308 shares if no Rights Shares are issued and will decline by an amount equal to the number of Rights Shares issued..



    Each Investor will also have the option to purchase any or all of the Additional Shares, if any. The number of Additional Shares will equal the lesser of (i)(A) 11,500,000 minus (B) the total number of Rights Shares issued pursuant to the exercise of Shareholder Rights and Employee Rights minus (C) the Base Shares minus (D) the total number of Standby Shares issued, or (ii)(A) 7,692,308 (I.E., $25 million divided by the Subscription Price) minus (B) the Base Shares minus (C) the total number of Standby Shares issued. If the number of Additional Shares is insufficient to satisfy all exercises of the Investors' option, the Additional Shares would be prorated among Investors electing to purchase Additional Shares based upon the respective number of Base Shares purchased by each such Investor.


    Although definitive terms have not been agreed upon, the Company expects that all of the Stock Purchase Agreements will contain substantially the same terms. A master form of Stock Purchase Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Company expects that the obligations of the Investors under the Stock Purchase Agreements will not be subject to any conditions relating to the absence of a material adverse change in the financial condition, business or results of operations of the Company, or to the absence of adverse developments in financial markets, the outbreak of hostilities or other matters beyond the control of the Company.

    The Investor Offering will close on the sixth business day following the Expiration Date and the option to purchase Additional Shares will expire at that time unless exercised.

    Jefferies is assisting the Company in the identification of prospective Investors. See "The Financial Advisor."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Gibson, Dunn & Crutcher LLP, counsel to the Company, the following are the federal income tax consequences of the Rights Offering that are likely to be material to the Holders (other than the Holders described in the following paragraph) upon the issuance, exercise, disposition and lapse of the Rights.

    This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis and on the accuracy of certain representations of the Company. The tax consequences of the Rights Offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, regulated investment companies, foreign entities, individuals who are not residents of the United States for federal income tax purposes, and tax-exempt organizations or accounts (including any Plan). The discussion is limited to those who have held the Common Stock, and will hold the Rights (other than Optionholder Rights and Employee Rights) and any Common Stock acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. The discussion does not apply to purchases of Common Stock pursuant to a Stock Purchase Agreement.

SHAREHOLDER RIGHTS

    ISSUANCE  OF  THE SHAREHOLDER  RIGHTS.   Holders  of  Common Stock  will not
recognize taxable income for federal income tax purposes in connection with the receipt of the Shareholder Rights.

    BASIS AND HOLDING PERIOD OF THE SHAREHOLDER RIGHTS. If, either (i) the fair market value of the Shareholder Rights on the date of issuance is equal to 15% or more of the fair market value (on such date) of the Common Stock with respect to which they are received or (ii) the shareholder properly elects, in the shareholder's federal income tax return for the taxable year in which the Shareholder Rights are received, to allocate part of the basis of such Common Stock to the Shareholder Rights, then upon exercise or transfer of the Shareholder Rights, the shareholder's basis in such Common Stock will be allocated between the Common Stock and the Shareholder Rights exercised or transferred in proportion to the fair market values of each on the date of issuance. Except as provided in the preceding sentence, the basis of the Shareholder Rights received by a shareholder as a distribution with respect to such shareholder's Common Stock will be zero.

    The holding period of a shareholder with respect to the Shareholder Rights received as a distribution on such shareholder's Common Stock will include the shareholder's holding period for the Common Stock with respect to which the Shareholder Rights were issued.

    In the case of a purchaser of Shareholder Rights, the tax basis of such Shareholder Rights will be equal to the purchase price paid therefor, and the holding period for such Shareholder Rights will commence on the day following the date of the purchase.

    TRANSFER OF THE SHAREHOLDER RIGHTS. A shareholder who sells the Shareholder Rights prior to exercise will recognize gain or loss equal to the difference between the amount realized from the sale and such shareholder's basis (if any) in the Shareholder Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of the underlying Rights Shares would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Shareholder Rights acquired by purchase will be capital gain or loss if the underlying Rights Shares would be a capital asset in the hands of the seller.

    LAPSE OF THE SHAREHOLDER RIGHTS. Shareholders who allow the Shareholder Rights received by them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such shareholders.

    Purchasers of the Shareholder Rights will be entitled to a loss equal to their tax basis in the Shareholder Rights, if such Shareholder Rights expire unexercised. Any loss recognized on the expiration of the Shareholder Rights acquired by purchase will be a capital loss if the underlying Rights Shares would be a capital asset in the hands of the purchaser.

    EXERCISE OF THE SHAREHOLDER RIGHTS; BASIS AND HOLDING PERIOD OF COMMON STOCK. Holders of Shareholder Rights will not recognize any gain or loss upon the exercise of Shareholder Rights. The basis of the Common Stock acquired through exercise of the Shareholder Rights will be equal to the sum of the Subscription Price paid therefor and the holder's basis in such Shareholder Rights (if any).

    The holding period for the Common Stock acquired through exercise of the Shareholder Rights will begin on the date the Shareholder Rights are exercised.

OPTIONS AND EMPLOYEE RIGHTS

    RECEIPT OF OPTIONS  OR EMPLOYEE  RIGHTS.   Holders of  Options and  Employee
Rights should not recognize taxable income for federal income tax purposes in connection with the receipt of such Rights.

    LAPSE OF OPTIONS OR EMPLOYEE RIGHTS. There should be no tax consequences upon the lapse of an Option or an Employee Right.

    EXERCISE OF OPTIONS OR EMPLOYEE RIGHTS. Holders of Options or Employee Rights who exercise those Rights generally will recognize ordinary income on the Expiration Date, in the case of Employee Rights, or the 20th day after the Expiration Date, in the case of Options, in an amount equal to the excess, if any, of the fair market value of the underlying Rights Shares on that date over the Subscription Price. This amount will be subject to applicable withholding and, as a condition to exercise of Options or Employee Rights, the Holders are required to properly complete and sign a Withholding Agreement and Worksheet and timely remit such form and the Withholding Amount to the Company, in addition to remitting the Subscription Price to the Subscription Agent. See "The Rights Offering -- Payment of Withholding Amount Relating to Options and Employee Rights." Insiders (as defined below) are subject to special tax treatment as described under "Special Rules Applicable to Insiders" below. In addition, special rules may apply to Holders who finance the Subscription Price to exercise an Option with proceeds of a loan from the Company, and such Holders should consult their own tax advisors regarding the tax issues arising from such financing.

    SPECIAL RULES APPLICABLE TO INSIDERS. If a Holder of Options is a director, officer or shareholder subject to Section 16 of the Exchange Act (an "Insider") and exercises such Options, the timing and amount of any ordinary income may be affected by any holding period imposed under Section 16(b) of the Exchange Act, unless the Insider properly makes and files an election under Section 83(b) of the Code (an "83(b) Election") within 30 days after the 20th day after the Expiration Date to recognize ordinary income based on the value of the Common Stock on the 20th day after the Expiration Date. Special rules may apply to an Insider who exercises a Right if the Subscription Price is greater than the fair market value of the underlying Rights Shares on the exercise date of the Right. Insiders should consult their tax advisors to determine the tax consequences to them of exercising Options.

    BASIS AND HOLDING PERIOD OF COMMON STOCK. A Holder's basis in a share of Common Stock received upon the exercise of an Option or an Employee Right will equal the Subscription Price paid therefor (excluding withholding taxes paid together with the Subscription Price) plus the amount includible in income as ordinary income as discussed above.

    The holding period for Common Stock acquired upon exercise of an Option or an Employee Right by Holders other than Insiders will begin just after the Expiration Date, in the case of Employee Rights, or just after the 20th day after the Expiration Date, in the case of Options. The holding period for the Common Stock acquired upon exercise of an Option by an Insider will begin upon the expiration of the six-month holding period imposed under Section 16(b) of the Exchange Act unless the Insider makes a timely and proper 83(b) Election with respect to such stock, in which case the holding period would begin just after the 20th day after the Expiration Date.

INFORMATION REPORTING AND WITHHOLDING

    Under the backup withholding rules of the Code, Holders may be subject to backup withholding at the rate of 31 percent with respect to payments made pursuant to the Rights Offering unless such Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the Holder is not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules will be credited against such Holder's federal income tax liability. The Company may require Holders to establish exemption from backup withholding or to make arrangements satisfactory to the Company with respect to the payment of backup withholding.

    Withholding Amounts remitted by persons exercising Options or Employee Rights will be applied against the related federal and state tax liabilities of such Holders, and will be reported, together with the appropriate amount of taxable income arising from such exercise, on a Form W-2 issued to such persons. If the Withholding Amount paid by a Holder exceeds such Holder's actual liability, such excess will not be refunded directly by the Company (except for Withholding Amounts paid with respect to the Oversubscription Privilege and for which the Holder did not receive Rights Shares), but may be refunded by the applicable tax authority following timely and proper application therefor by the Holder. IN THE EVENT THE COMPANY DETERMINES THAT THE WITHHOLDING AMOUNT REMITTED BY THE HOLDER IN RESPECT OF TAX WITHHOLDING IS INSUFFICIENT TO SATISFY THE ACTUAL WITHHOLDING REQUIRED, THE COMPANY, WITHOUT FURTHER NOTICE, MAY WITHHOLD THE ADDITIONAL AMOUNTS FROM OTHER COMPENSATION DUE TO THE HOLDER FROM THE COMPANY AND, UPON REQUEST BY THE COMPANY, THE HOLDER WILL BE REQUIRED TO PAY SUCH ADDITIONAL AMOUNTS TO THE COMPANY WITHIN FIVE DAYS FOLLOWING SUCH REQUEST.

    THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is listed on the AMEX and the PSE. The following table indicates the high and low sales prices for a share of the Common Stock as reported by the AMEX for the periods indicated.


PERIOD                                                                                                 HIGH        LOW
- ---------                                                                                            ---------  ---------
1996:      Third Quarter (through July 31).........................................................  $   5 1/8  $   3 3/4
           Second Quarter..........................................................................  $  7 1/16  $   2 7/8
           First Quarter...........................................................................  $   3 1/2  $   1 5/8
1995:      Fourth Quarter..........................................................................  $   3 7/8  $  2 3/16
           Third Quarter...........................................................................  $  6 7/16  $   2 3/4
           Second Quarter (commencing June 19)*....................................................  $  13 1/2  $   1 5/8


- ------------------------
* The first day of trading of the Common Stock following the Reorganized Company's emergence from bankruptcy.

    On May 29, 1996, the day immediately preceding the day on which the Registration Statement of which this Prospectus is a part was first filed with the Commission, the closing sale price for a share of the Common Stock as reported on the AMEX was $5 5/8.

    The Reorganized Company has never declared a dividend on the Common Stock and does not expect to declare a dividend in the foreseeable future.

    Moreover, the Company is prohibited from paying dividends by the terms of the Credit Facility. The American Note limits the Company's ability to pay dividends.

                                 CAPITALIZATION


    The table below presents the capitalization of the Company at March 31, 1996 on an actual and pro forma basis, and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. The pro forma capitalization gives effect to the Company's (i) repurchase of 827,221 shares of Common Stock from the GPA Companies at $1.10 per share, (ii) repayment of approximately $4.5 million of long-term debt owed to the GPA Companies at a 15% discount and an extraordinary gain of $340,000, net of estimated income taxes, and (iii) borrowing under the Credit Facility to fund such repurchase and repayment, all of which occurred on April 29, 1996.


                                                                                  AT MARCH 31, 1996
                                                                              -------------------------
                                                                                ACTUAL    PRO FORMA (1)
                                                                              ----------  -------------
                                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................................  $   13,452   $    13,452
                                                                              ----------  -------------
                                                                              ----------  -------------
Current portion of long-term debt and capital leases........................  $    8,934   $     7,708
                                                                              ----------  -------------
                                                                              ----------  -------------
Long-term debt:
  Credit Facility...........................................................  $       --   $     4,734
  American Note (2).........................................................       6,684         6,684
  Capitalized lease obligations.............................................       9,396         9,396
  Other.....................................................................       4,934         1,636
                                                                              ----------  -------------
    Total long-term debt....................................................      21,014        22,450
                                                                              ----------  -------------
Shareholders' equity:
  Common Stock, par value $.01 per share; 60,000,000 shares authorized;
   27,582,000 shares issued and outstanding (26,755,000 shares pro forma)
   (3)......................................................................         276           268
  Special Preferred Stock, par value $.01 per share; seven shares authorized; seven shares issued and outstanding (seven shares pro forma
   and as adjusted).........................................................          --            --
  Capital in excess of par value............................................      59,613        58,711
  Warrants..................................................................       2,646         2,646
  Minimum pension liability.................................................      (1,171)       (1,171)
  Accumulated deficit.......................................................     (12,239)      (11,899)
                                                                              ----------  -------------
    Total shareholders' equity..............................................      49,125        48,555
                                                                              ----------  -------------
      Total capitalization..................................................  $   70,139   $    71,005
                                                                              ----------  -------------
                                                                              ----------  -------------

- ------------------------

(1) Gives effect to (i) the repurchase and retirement of 827,221 shares of Common Stock at $1.10 per share, (ii) the repayment of approximately $4.5 million of long-term debt owed to the GPA Companies at a 15% discount and an extraordinary gain of $340,000, net of estimated income taxes, and (iii) the borrowing of approximately $4.7 million under the Credit Facility to fund such repurchase and repayment, all of which occurred on April 29, 1996.


(2) Net of debt issuance costs of approximately $1.9 million.

(3) Includes 445,176 shares reserved for issuance under the Plan of Reorganization and excludes the following shares of Common Stock reserved for issuance: (i) 500,000 upon the exercise of options granted under the 1994 Stock Option Plan; (ii) 1,897,946 shares upon the exercise of the AMR Warrants; (iii) 1,576,367 shares upon the exercise of the Reorganization Warrants; and (iv) 1,400,000 shares (exclusive of the 600,000 shares reserved for issuance upon exercise of the Options) upon the exercise of options that may be granted from time to time in the future under the 1996 Stock Incentive Plan.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following table sets forth for the periods indicated selected financial data for the Company. The statement of operations data for the years ended
December 31, 1991, 1992, 1993 and 1995, the period from January 1, 1994 to September 11, 1994, the period from September 12, 1994 to December 31, 1994 and the balance sheet data at December 31, 1991, 1992, 1993, 1994 and 1995 and September 11, 1994 have been derived from the Company's financial statements and notes thereto, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting and, as a result, the financial statements of the Reorganized Company are presented on a basis different than those of the Predecessor Company. In addition, the report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations, deficit working capital and limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The following selected financial and operating data are qualified by the more detailed financial statements of the Company and the notes thereto included elsewhere in this Prospectus and should be read in conjunction with such financial statements and notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for the quarters ended March 31, 1995 and 1996 and the balance sheet data at March 31, 1995 and 1996 are derived from unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the quarter ended March 31, 1996 are not necessarily indicative of results to be expected for the full year.

                                                             PREDECESSOR COMPANY
                                ------------------------------------------------------------------------------
                                                                                               PERIOD FROM
                                                       YEAR ENDED                               JANUARY 1,
                                                      DECEMBER 31,                               1994 TO
                                ---------------------------------------------------------     SEPTEMBER 11,
                                      1991                1992                1993                 1994
                                -----------------   -----------------   -----------------   ------------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating Revenues
    Passenger.................  $   257,760(1)      $   342,096(1)      $   273,386          $   199,502
    Charter...................       87,853(2)           27,430(2)            7,169(3)               135
    Cargo.....................       11,821              16,866              15,000               11,039
    Other.....................        7,608               8,684               8,554                6,147
                                -----------------   -----------------   -----------------   ------------------
      Total...................      365,042             395,076             304,109              216,823
  Operating expenses..........         460,035(4)          506,117(4)       328,947              223,244
                                -----------------   -----------------   -----------------   ------------------
  Operating income (loss).....      (94,993)           (111,041)            (24,838)              (6,421)
  Nonoperating income
   (expense)..................       (6,165)             29,090             (56,690)             (14,253)
  Loss before income taxes,
   extraordinary items and
   cumulative effect of change
   in accounting principles...     (101,158)            (81,951)            (81,528)             (20,674)
  Net income (loss)...........      (98,548)             28,963             (69,424)             169,389(5)
  Net loss per share..........          N/M*                N/M*                N/M*                 N/M*
  Weighted average shares
   outstanding................        2,777               5,123               6,170                7,137
OTHER DATA:
  Revenue passengers (7)......        3,765               4,647               4,337                3,363
  Revenue passenger miles
   (RPM) (8)..................    2,021,698           3,322,045           2,870,713            2,204,855
  Available seat miles (ASM)
   (9)........................    3,203,842           4,710,795           3,850,133            2,944,822
  Passenger load factor
   (10).......................         63.1%               70.5%               74.6%                74.9%
  Yield per RPM (11)..........         12.7 CENTS          10.3 CENTS           9.5 CENTS            9.0 CENTS
  Total available seat miles
   (TASM) (12)................    4,114,270           5,002,034           3,871,071            2,945,679
  Operating revenue per
   TASM.......................          8.9 CENTS           7.9 CENTS           7.9 CENTS            7.4 CENTS
  Costs per TASM (CTASM)
   (13).......................         11.2 CENTS          10.1 CENTS           8.5 CENTS            7.6 CENTS
  EBITDA, as adjusted (14)....      (49,485)            (67,374)             (4,869)              (2,336)
  Depreciation and
   amortization expense.......       (8,799)             (6,965)             (5,969)              (4,085)
  Capital expenditures........        6,896              15,373               7,037                3,682
  Net cash provided by (used
   in) operating activities...      (22,941)             (7,182)             13,909                6,096
  Net cash provided by (used
   in) investing activities...        2,164              10,467              (9,845)              (5,872)
  Net cash provided by (used
   in) financing activities...       10,995              (9,780)             (1,719)              (2,034)

                                                                REORGANIZED COMPANY
                                ------------------------------------------------------------------------------------

                                    PERIOD FROM
                                   SEPTEMBER 12,                                         QUARTER ENDED
                                      1994 TO             YEAR ENDED                       MARCH 31,
                                   DECEMBER 31,          DECEMBER 31,      -----------------------------------------

                                       1994                  1995                 1995                  1996

                                -------------------   ------------------   -------------------   -------------------

STATEMENT OF OPERATIONS DATA:
  Operating Revenues
    Passenger.................    $    80,675          $   297,527         $    65,601           $    79,811

    Charter...................            536               22,200               3,557                 6,971

    Cargo.....................          5,300               18,169               3,961                 4,813

    Other.....................          2,646                9,008               2,389                 2,467

                                   ----------         ------------------   -------------------   -------------------

      Total...................         89,157              346,904              75,508                94,062

  Operating expenses..........         95,425              348,805              82,935                93,666

                                   ----------         ------------------   -------------------   -------------------

  Operating income (loss).....         (6,268)              (1,901)             (7,427  )                396

  Nonoperating income
   (expense)..................            117               (3,605)               (867  )               (978  )

  Loss before income taxes,
   extraordinary items and
   cumulative effect of change
   in accounting principles...         (6,151)              (5,506)             (8,294  )               (582  )

  Net income (loss)...........         (6,151)              (5,506)             (8,294  )               (582  )

  Net loss per share..........    $     (0.65)         $     (0.59)        $     (0.88  )        $     (0.03  )

  Weighted average shares
   outstanding................          9,400(6)             9,400(6)            9,400  (6)           21,521  (6)

OTHER DATA:
  Revenue passengers (7)......          1,221                4,781               1,152                 1,269

  Revenue passenger miles
   (RPM) (8)..................        675,484            3,171,366             680,342               809,797

  Available seat miles (ASM)
   (9)........................      1,050,827            4,238,319             939,543             1,112,525

  Passenger load factor
   (10).......................           64.3%                74.8%               72.4  %               72.8  %

  Yield per RPM (11)..........           11.9 CENTS            9.4 CENTS           9.6   CENTS           9.9   CENTS

  Total available seat miles
   (TASM) (12)................      1,054,110            4,677,461           1,010,073             1,244,292

  Operating revenue per
   TASM.......................            8.5 CENTS            7.4 CENTS           7.5   CENTS           7.6   CENTS

  Costs per TASM (CTASM)
   (13).......................            9.1 CENTS            7.5 CENTS           8.2   CENTS           7.5   CENTS

  EBITDA, as adjusted (14)....         (3,995)               5,536              (5,601  )              2,256

  Depreciation and
   amortization expense.......         (2,273)              (7,437)             (1,826  )             (1,860  )

  Capital expenditures........          3,603                9,165               2,483                 1,680

  Net cash provided by (used
   in) operating activities...         (5,265)              18,788               7,574                (7,945  )

  Net cash provided by (used
   in) investing activities...          4,049               (4,940)             (2,090  )             (1,161  )

  Net cash provided by (used
   in) financing activities...          2,254              (11,960)             (3,598  )             17,169

                                                                    AT DECEMBER 31,                         AT
                                                    ------------------------------------------------   SEPTEMBER 11,
                                                         1991             1992             1993            1994
                                                    --------------   --------------   --------------   -------------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................       8,422            1,928            4,273             2,463
  Working capital deficit.........................    (108,096)        (168,656)         (41,224)          (47,055)
  Property and equipment, net.....................      65,317           38,956           36,558            33,312
  Total assets....................................     133,758          105,743          105,540           167,211
  Long-term debt and capital leases, including
   current maturities.............................      88,043            8,825            4,790            31,822
  Shareholders' equity (deficit)..................    (206,467)        (142,720)        (209,882)           40,000

                                                          AT DECEMBER 31,               AT MARCH 31,
                                                    ----------------------------   ----------------------
                                                        1994            1995          1995        1996
                                                    -------------   ------------   ----------  ----------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................        3,501           5,389         5,387      13,452
  Working capital deficit.........................      (45,827)        (51,699)      (50,140)    (21,723)
  Property and equipment, net.....................       37,756          41,391        39,203      41,756
  Total assets....................................      163,301         161,640       161,129     171,576
  Long-term debt and capital leases, including
   current maturities.............................       36,217          24,314        32,730      29,948
  Shareholders' equity (deficit)..................       33,849          29,178        25,555      49,125

- ------------------------------
  * not meaningful

 (1) Includes revenue derived from a Honolulu to Fukuoka, Japan route operated under a wet-lease arrangement with Northwest. Operating authority for the route was transferred to Northwest on September 28, 1992.

 (2) Includes revenue derived from military charter flights.

 (3) Includes revenue derived from military charter flights flown prior to January 1, 1993.

 (4) Includes expenses incurred for a Honolulu to Fukuoka, Japan route operated under a wet-lease arrangement with Northwest. Operating authority for the route was transferred to Northwest on September 28, 1992. Also includes expenses incurred for military charter flights.

 (5) Includes an extraordinary gain of approximately $190.1 million primarily due to the extinguishment of prepetition obligations.

 (6) Includes shares reserved for issuance under the Plan of Reorganization.

 (7) Represents the number of passengers flying on scheduled flights.

 (8) Represents the number of flight miles flown by revenue passengers.

 (9) Represents the number of seats available for revenue passengers multiplied by the number of miles those seats are flown.

(10) Represents RPMs divided by ASMs.

(11) Represents passenger revenue divided by RPMs.

(12) Represents the number of seats available for revenue passengers and charter passengers multiplied by the number of miles those seats are flown.

(13) Represents operating expenses divided by TASMs.

(14) Consists of net income (loss) before nonoperating income (expense), depreciation and amortization, income taxes, extraordinary items, cumulative effect of change in accounting principles and certain other charges, including restructuring charges of approximately $36.7 million and $14.0 million in 1992 and 1993, respectively, and write-off of intangibles of approximately $36.7 million in 1991. EBITDA, as adjusted is not intended to represent cash flows for the period, nor has it been presented as an alternative to net income as an indicator of financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as adjusted is presented solely as supplemental disclosure because the Company understands that such data is used by certain investors to analyze companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    Hawaiian Airlines was adversely affected by the unpredictable and often unfavorable industry and economic conditions of the past five years. The Interisland and Transpac routes served by the Company are highly competitive and are subject to seasonal and cyclical volatility primarily due to seasonal leisure and holiday travel. The Company typically experiences low traffic levels in the first quarter of the year and strong travel periods during June, July, August and December. The Company, along with other airlines, uses discount fares and other promotions to stimulate traffic during normally slack travel periods, to generate cash flow and to sustain relative market share in its Interisland and Transpac markets. See "Business -- Operations."

    In 1989, the Company was the subject of a leveraged acquisition by an investor group. Due to a number of factors, the Company began to experience severe financial difficulty and on September 21, 1993, Hawaiian Airlines voluntarily commenced a Chapter 11 reorganization process and emerged from bankruptcy less than a year later on September 12, 1994, the effective date of the Plan of Reorganization (the "Effective Date"). The Chapter 11 process resulted in the Company recognizing an extraordinary gain of $190.1 million, representing the relief of $204.7 million of liabilities, net of offsets and certain liabilities that survived the reorganization.

    Consistent with the industry, excluding the effect of nonrecurring noncash transactions, the Company improved its operating and net income performance in 1995. Nevertheless, the Company's working capital deficit during 1995 reached an extreme level, even by industry standards. To address this problem, in January 1996 the Company consummated a series of transactions, including the completion of the $20 million AIP Investment and certain arrangements and agreements with American and the Company's labor unions. These transactions have improved the Company's liquidity substantially and will result in reduced cash operating expenses over the next several years. Nonetheless, the Company had a $21.7 million working capital deficit at March 31, 1996. See "Risk Factors -- Ability of Company to Continue as a Going Concern."

    The report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting and, as a result, the financial statements of the Reorganized Company are presented on a basis different than those of the Predecessor Company. In addition, the report of KPMG Peat Marwick LLP on the Company's December 31, 1995 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations, deficit working capital and limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations.

    The Rights Offering is intended to permit the Company's shareholders, other than AIP, to acquire shares of Common Stock at a discount to the market price in order to reduce the dilutive effect of the AIP Investment on their equity investment in the Company. In addition, the Rights Offering is intended to raise additional capital. The Shareholder Rights, Employee Rights and Options bear identical terms and conditions relative to subscription right and price and have substantially similar exercise periods. In addition, the Subscription Price for all Rights is identical to the stock purchase price under the Investor Offering. Accordingly, no compensation cost will be recognized relative to the issuance of Options and Employee Rights.

    The unpaid balance of fully recourse promissory notes tendered by Holders of
Options   and  accepted  by  the  Company   in  satisfaction  of  the  aggregate
Subscription Price of such Options (see

"Certain Relationships and Related Transactions") will be reported as a reduction of shareholders' equity. Income tax benefits to the Company, if any, upon exercise of Options and Employee Rights will be credited to capital in excess of par value, if deemed material. Management does not expect that the issuance or exercise of Options and Employee Rights will have a material effect on the Company's operations.

    The Rights Offering and the Investor Offering are intended to raise a minimum of $25 million of gross proceeds as part of the Company's on-going efforts to improve its liquidity. However, there can be no assurances that the Rights Offering and the Investor Offering can be successfully completed.

    The following discussion should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

    OPERATING  REVENUES.   The following  table compares  operating revenues, in
thousands, by service type:

                                                                                     QUARTER ENDED
                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                           -------------------------------------  --------------------
                                              1993         1994         1995        1995       1996
                                           -----------  -----------  -----------  ---------  ---------
Interisland:
  Passenger..............................  $   118,530  $   119,750  $   122,079  $  30,987  $  34,275
  Charter................................        1,016           25           33         --         --
  Cargo..................................        6,954        6,513        6,702      1,653      1,495
  Other..................................        5,569        5,645        5,665      1,450      1,617
                                           -----------  -----------  -----------  ---------  ---------
                                               132,069      131,933      134,479     34,090     37,387
                                           -----------  -----------  -----------  ---------  ---------
Transpac:
  Passenger..............................      136,543      142,116      156,155     30,337     41,413
  Cargo..................................        6,121        7,688        9,555      1,805      2,738
  Other..................................        2,669        2,896        3,114        884        785
                                           -----------  -----------  -----------  ---------  ---------
                                               145,333      152,700      168,824     33,026     44,936
                                           -----------  -----------  -----------  ---------  ---------
Southpac:
  Passenger..............................       18,313       18,311       19,293      4,277      4,123
  Cargo..................................        1,925        2,138        1,912        503        580
  Other..................................          178          252          229         55         65
                                           -----------  -----------  -----------  ---------  ---------
                                                20,416       20,701       21,434      4,835      4,768
                                           -----------  -----------  -----------  ---------  ---------
Overseas Charter:
  Passenger..............................        6,153          646       22,167      3,557      6,971
  Other..................................          138           --           --         --         --
                                           -----------  -----------  -----------  ---------  ---------
                                                 6,291          646       22,167      3,557      6,971
                                           -----------  -----------  -----------  ---------  ---------
  Total..................................  $   304,109  $   305,980  $   346,904  $  75,508  $  94,062
                                           -----------  -----------  -----------  ---------  ---------
                                           -----------  -----------  -----------  ---------  ---------

    The following table compares applicable operating and financial passenger revenue statistics, in thousands except as indicated:

                                                                                                            QUARTER ENDED
                                                         YEAR ENDED DECEMBER 31,                              MARCH 31,
                                          ------------------------------------------------------   -------------------------------
                                                1993               1994               1995              1995             1996
                                          ----------------   ----------------   ----------------   --------------   --------------
Interisland:
  Revenue passengers....................       3,386              3,639              3,721              932              992
  Revenue passenger miles...............     438,979            476,051            490,044          122,041          130,642
  Available seat miles..................     770,171            854,073            937,736          221,332          221,453
  Passenger load factor.................        57.0%              55.7%              52.3%            55.1%            59.0%
  Yield.................................        27.0 CENTS         25.2 CENTS         24.9 CENTS       25.4 CENTS       26.2 CENTS
Transpac:
  Revenue passengers....................         885                880                994              205              264
  Revenue passenger miles...............   2,257,472          2,231,106          2,506,774          519,564          644,896
  Available seat miles..................   2,784,980          2,857,081          3,034,177          653,508          824,968
  Passenger load factor.................        81.1%              78.1%              82.6%            79.5%            78.2%
  Yield.................................         6.0 CENTS          6.4 CENTS          6.2 CENTS        5.8 CENTS        6.4 CENTS
Southpac:
  Revenue passengers....................          66                 65                 66               15               13
  Revenue passenger miles...............     174,262            173,182            174,548           38,737           34,259
  Available seat miles..................     294,983            284,495            266,406           64,703           66,104
  Passenger load factor.................        59.1%              60.9%              65.5%            59.9%            51.8%
  Yield.................................        10.5 CENTS         10.6 CENTS         11.1 CENTS       11.0 CENTS       12.0 CENTS
Overseas Charter:
  Revenue passengers....................          14                  1                155               25               46
  Revenue passenger miles...............      14,620              2,202            425,797           69,268          125,660
  Available seat miles..................      20,938              4,141            439,142           70,530          131,767

    OPERATING  EXPENSES.   The following  table compares  operating expenses, in
thousands, by major category:

                                                                                     QUARTER ENDED
                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                           -------------------------------------  --------------------
                                              1993         1994         1995        1995       1996
                                           -----------  -----------  -----------  ---------  ---------
Total operating revenues.................  $   304,109  $   305,980  $   346,904  $  75,508  $  94,062
                                           -----------  -----------  -----------  ---------  ---------
                                           -----------  -----------  -----------  ---------  ---------
Wages and benefits.......................  $   101,292  $   102,670  $   108,274  $  27,027  $  29,077
Aircraft fuel, including taxes and oil...       49,777       47,682       56,724     12,444     17,018
Maintenance materials and
 repairs.................................       40,986       46,541       60,581     13,009     15,479
Aircraft rentals.........................       29,342       23,966       16,477      3,869      4,014
Purchased services.......................       17,789       19,866       20,192      4,802      5,679
Sales commissions........................       11,153       12,841       13,875      2,943      3,506
Rentals other than aircraft and
 engines.................................        7,292        9,633        9,021      2,331      2,310
Passenger food...........................        8,150        8,972        8,185      2,248      2,417
Depreciation and amortization............        7,442        6,797        7,859      1,854      2,026
Landing fees.............................        4,803        6,793        8,202      1,897      2,104
Reservation fees and services............        5,762        6,635        6,808      1,656      1,961
Advertising and promotion................        3,154        4,909        8,301      2,070      2,329
Personnel expenses.......................        4,199        4,056        3,868        960        937
Insurance-hull and liability.............        2,126        3,388        3,920        654        916
Interrupted trips........................        4,074        2,038        1,823        541        586
Early retirement provision...............           --           --        2,000      2,000         --
Nonreorganization professional and legal
 fees....................................        3,872        1,656        2,032        309        688
Restructuring charges....................       14,000           --           --         --         --
Other....................................       13,734       10,226       10,663      2,321      2,619
                                           -----------  -----------  -----------  ---------  ---------
    Total operating expenses.............  $   328,947  $   318,669  $   348,805  $  82,935  $  93,666
                                           -----------  -----------  -----------  ---------  ---------
                                           -----------  -----------  -----------  ---------  ---------

  FIRST QUARTER 1996 COMPARED TO FIRST QUARTER 1995

    INTRODUCTION.   During the  first  quarter of  1996, the  Company  generated operating income of $396,000 and incurred a net loss of $582,000. This represents a $7.8 million improvement from the first quarter 1995 operating loss of $7.4 million and a $7.7 million improvement from the first quarter 1995 net loss of $8.3 million.

    OPERATING REVENUES. Operating revenues totaled $94.1 million during first quarter 1996, an increase of $18.6 million or 24.6% over 1995 first quarter operating revenues of $75.5 million.

    Revenues from Interisland passenger service totaled $34.3 million during first quarter 1996, an increase of $3.3 million or 10.6% from first quarter 1995. Increases of 6.4% and 7.0% in Interisland passengers carried and revenue passenger miles, respectively, were augmented by an increase in Interisland yield of 0.8 or 3.1%. Increases in revenue passengers carried and revenue passenger miles were primarily the result of the continued recovery of the Hawaii tourism market. First quarter 1996 Interisland yield increased due to (i) the effects of promotional fare ticket programs being less prevalent in 1996 as most promotion tickets were sold in 1994 and used throughout 1995 and (ii) the Company maintaining and/or increasing certain Interisland fares.

    Revenues from Transpac passenger operations amounted to $41.4 million during first quarter 1996 compared to $30.3 million in first quarter 1995, an increase of $11.1 million or 36.5%. The Company experienced increases of 28.8% and 24.1% in revenue passengers carried and revenue passenger miles, respectively. Increased revenue passengers carried and revenue passenger miles were a direct result of increased frequencies in the Transpac market as denoted by the increase in Transpac available seat miles by 26.2%. Transpac yield also increased by 0.6 or 10.3% in first quarter 1996 as compared to first quarter 1995. Again, similar to the above, the increase in yield was primarily caused by the effects of promotional fare ticket programs being less prevalent in 1996 and general increases in certain Transpac fare bases.

    Overseas charter revenues totaled $7.0 million in first quarter 1996, representing an increase of $3.4 million or 96.0% from first quarter 1995. The increase was due to the Company operating six charters per week in the first quarter of 1996 versus three charters per week in the first quarter of 1995 between Honolulu, Hawaii and Las Vegas, Nevada.


    Prior to 1996, the airline industry was subject to a 10.0% excise tax on each ticket sold (other than Transpac flights), a 6.25% cargo excise tax and a $6.0 international departure tax (including Transpac flights). Efforts are underway to encourage the United States Congress to re-enact legislation authorizing these excise taxes or to impose user fees in lieu of such taxes. The Senate has approved a bill to reinstate the excise taxes, and it is reported that House and Senate negotiators have agreed in principle to reinstate the excise taxes. If the excise taxes are reinstated or user fees are implemented, the Company would either have to absorb the excise taxes or user fees, which would adversely affect operating results, or raise ticket prices and cargo transportation fees in order to offset the excise taxes or user fees. If the Company were to raise ticket prices and cargo transportation fees, there is no assurance that the Company would be able to maintain such increases or that operating results would not be adversely affected by the increases.


    OPERATING EXPENSES.    Operating expenses  totaled  $93.7 million  in  first
quarter 1996, an increase of $10.7 million or 12.9% over first quarter 1995.

    Wages and benefits increased $2.1 million or 7.6% in 1996. The increase was primarily attributable to (i) approximately $500,000 of scheduled wage increases being in effect in 1996 that were terminated upon amendments to each of the Company's labor union agreements becoming effective on January 31, 1996, as described above and (ii) $964,000 of noncash compensation expense related to options granted pursuant to the terms of the Company's 1994 Stock Option Plan.

    Aircraft fuel cost, including taxes and oil, increased by $4.6 million or 36.8% quarter over quarter. The average cost per gallon, excluding taxes, increased by 5.6 CENTS or 9.7% in first quarter 1996 versus first quarter 1995. Further, approximately $1.1 million more in fuel taxes were incurred in first quarter 1996 versus first quarter 1995 due to the Company becoming subject to an additional 4.3 CENTS per gallon tax effective October 1, 1995. The Company also consumed approximately 3.6 million or 17.6% more gallons of aircraft fuel due to increased frequencies in first quarter 1996 as compared to first quarter 1995.

    Maintenance materials and repairs increased $2.5 million or 19.0% over 1995. In first quarter 1996, the Company incurred approximately $3.0 million more in DC-10 maintenance expense due to (i) $2.6 million additional maintenance expense as a result of the Company utilizing eight DC-10 aircraft in first quarter 1996 versus seven DC-10 aircraft in first quarter 1995 and (ii) approximately $400,000 of additional maintenance costs due to higher maintenance rates in first quarter 1996 compared to first quarter 1995. The increase was offset by decreased maintenance expense of $681,000 due to fewer service checks and required airframe maintenance on the Company's DC-9 fleet.

    In first quarter 1995, the Company recognized a nonrecurring, noncash early retirement provision of $2.0 million, representing the estimated effects of an early retirement program on the Company's pension and postretirement benefit obligations as of March 31, 1995. The program was offered to qualified participants in the ground and salaried personnel defined benefit plans in first quarter 1995 in an effort to reduce labor costs. No such program was offered in first quarter 1996.

  1995 COMPARED TO 1994

    INTRODUCTION. The financial results of the Reorganized Company have been affected due to the recapitalization and adoption of fresh start reporting as of September 12, 1994 and such results are not comparable in all respects to the Predecessor Company. Nevertheless, the operating revenues and expenses of the Reorganized Company in 1995 have been compared to the combined operating revenues and expenses of the Reorganized Company and Predecessor Company in 1994. Significant differences between 1995 and 1994 as a result of the recapitalization and fresh start adjustments have been disclosed. See Note 2 to the financial statements appearing elsewhere in this Prospectus.

    For the year ended December 31, 1995, the Company incurred operating and net losses of $1.9 million and $5.5 million, respectively. The 1995 operating loss represents a decrease of $10.8 million or 85.0% from the operating loss of $12.7 million in 1994.

    OPERATING  REVENUES.   Operating  revenues  totaled $346.9  million  in 1995
compared to $306.0 million in 1994, an increase of $40.9 million or 13.4%.

    Revenues from Interisland passenger service totaled $122.1 million during 1995, an increase of $2.3 million or 1.9% from 1994 Interisland passenger revenues of $119.8 million. Increases of 2.3% and 2.9% in Interisland passengers carried and revenue passenger miles, respectively, were offset by a decrease in Interisland yield of 0.3 CENTS or 1.2%. Increases in Interisland revenue passengers carried, revenue passenger miles and available seat miles were a direct result of increased schedule frequencies due to operational concepts such as the Island Shuttle operating for a full year in 1995 versus a partial year in 1994 and the use of promotional fare ticket programs to stimulate traffic and increase liquidity. The promotional fare ticket programs, however, were also the primary cause of dilution in the 1995 Interisland yield.

    Revenues from Transpac passenger operations amounted to $156.2 million during 1995 compared to $142.1 million in 1994, an increase of $14.0 million or 9.9%. The increase in Transpac passenger revenues resulted primarily from an increase in Transpac load factor of 5.8%. The increase in load factor was offset by a 0.2 CENTS or 3.1% decrease in Transpac yield year over year. Transpac yields were affected by heavy pricing competition in the Transpac market and, similar to those relating to Interisland operations described above, the effects of promotional fare ticket programs.

    Southpac passenger revenues in 1995 totaled $19.3 million, representing an increase of $982,000 or 5.4% from 1994. Both Southpac load factor and yield increased year over year by 7.6% and 4.7%, respectively. The increase in yield is primarily attributable to increases to all Southpac fares in late 1994.

    Transpac cargo revenues increased by $1.9 million or 24.3% from 1994. Increased frequency in its Transpac routes allowed the Company to transport 5.1 or 48.4% more tons of freight in 1995. The increase in tonnage was offset by a decrease in yield year over year of 5.9 CENTS or 16.3%. The decrease in Transpac cargo yield was primarily caused by a change in mix as the Company carried more agricultural and bulk freight in 1995 versus 1994.

    Overseas charter revenues of $22.2 million were earned in 1995 due to the commencement of charter operations between Honolulu, Hawaii and Las Vegas, Nevada in January 1995.

    OPERATING EXPENSES. Operating expenses totaled $348.8 million in 1995, an increase of $30.1 million or 9.5% from total operating expenses of $318.7 million in 1994. Wages and benefits increased $5.6 million or 5.5% in 1995. The increase is primarily attributed to (i) $3.6 million of additional wages and benefits due to wage increases between 5.0% to 6.7% effective September 1, 1994 and (ii) $2.0 million of noncash compensation expense recognized under the provisions of the 1994 Stock Option Plan for officers and key employees of the Company.

    Aircraft fuel, including taxes and oil, increased by $9.0 million or 19.0% from $47.7 in 1994 to $56.7 million in 1995. While average cost per gallon remained relatively stable year over year at $0.61, the Company consumed 14.0 million or 17.9% more gallons in 1995 than in 1994, primarily due to increased frequencies on the Company's Interisland and Transpac routes.

    Maintenance materials and repairs totaled $60.5 million in 1995, an increase of $14.0 million or 30.2% over 1994. The Company incurred approximately $9.8 million in maintenance costs for its L-1011 and DHC-7 aircraft during 1994, the year these aircraft were phased out of service. However, the elimination of maintenance costs related to these aircraft was offset by $23.8 million of additional maintenance incurred in 1995 for the Company's DC-10 and DC-9 fleets.

    Aircraft rentals decreased by $7.5 million or 31.3% year over year. The decrease was a result of the following: (i) non-existence of rental expense for L-1011 and DHC-7 aircraft in 1995 since these aircraft were phased out of service in 1994, as compared to $3.3 million of L-1011 and DHC-7 rents in 1994;
(ii) a $4.2 million decrease in DC-9 aircraft and engine rents due to such rents being restructured on the Effective Date (I.E., the effective date of the Plan of Reorganization); and (iii) $4.4 million in additional rents for DC-10 aircraft.

    Sales commissions totaled $13.9 million in 1995, an increase of $1.1 million or 8.1% over total sales commissions of $12.8 million in 1994. The increase is primarily attributable to $1.0 million in additional commissions related to incentive programs offered to wholesalers designed to stimulate traffic.

    Depreciation and amortization increased by $1.1 million or 15.6%. An additional $2.5 million of amortization of reorganization value in excess of identifiable assets in 1995 was offset by $1.7 million less in depreciation from the reclassification of approximately $13.5 million of property and equipment to assets held for sale on the Effective Date.

    Landing fees increased by $1.4 million or 20.7% to $8.2 million in 1995. The increase was principally caused by increased frequencies in the Transpac markets (specifically Los Angeles, Las Vegas and Portland) and the Interisland market.

    Advertising and promotion totaled $8.3 million in 1995, an increase of $3.4 million or 69.1% over 1994, a direct result of efforts to increase the Company's exposure in the Interisland and West Coast markets through advertising and telecommunications media.

    Other operating expenses in 1995 were reduced by the reversal of $1.8 million in preconfirmation contingency accruals initially provided for on the Effective Date.

    Early retirement provision of $2.0 million represents the estimated effects on the Company's pension and postretirement benefit obligations from the early retirement program offered in the first quarter of 1995.

    NONOPERATING INCOME (EXPENSE). Reorganization expenses in 1994 totaled $14.0 million and principally represent $5.7 million and $7.6 million in legal and professional fees and employee concession claims, respectively, associated with the Predecessor Company's Chapter 11 process and $638,000 in fresh start accounting and other reorganization adjustments recorded on the Effective Date in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

    EXTRAORDINARY ITEMS. An extraordinary gain of approximately $190.1 million was recorded in the third quarter of 1994 primarily due to the extinguishment of prepetition obligations.

  1994 COMPARED TO 1993

    INTRODUCTION. The Company believes that its operating revenues and expenses after the Effective Date have been presented on a basis which is in all material respects consistent with the presentation of operating revenues and expenses before the Effective Date. Therefore, operating revenues and expenses of the Reorganized Company and the Predecessor in 1994 have been combined for purposes of comparison to 1993.

    Excluding nonrecurring items, the Company's operating and net losses for 1994 decreased over 1993 by $12.1 million and $16.0 million, respectively, to $12.7 million and $12.9 million, respectively.

    OPERATING  REVENUES.   Operating  revenues  totaled $306.0  million  in 1994
compared to $304.1 million in 1993, an increase of $1.9 million or 0.6%.

    Revenues from Interisland passenger service totaled $119.8 million during 1994, an increase of $1.2 million or 1.0% from 1993 Interisland passenger revenues of $118.5 million. Increases of 7.5% and 8.4% in Interisland passengers carried and revenue passenger miles, respectively, were offset by a decrease in Interisland yield of 1.8 or 6.7%. Increases in revenue passengers carried, revenue passenger miles and available seat miles were a direct result of (i) the utilization of 13 DC-9 aircraft during a majority of 1994 versus four DHC-7 and, on average nine DC-9 aircraft in 1993, and (ii) increased passenger counts due to the overall increase in Hawaii tourism year over year and, newly implemented operational concepts such as the Island Shuttle from Honolulu to Maui and Kauai and promotional fare ticket programs. However, the promotional fare ticket programs, such as those held in the second and fourth quarters of 1994, were also the primary cause of dilution in the 1994 Interisland yield.

    Revenues from Transpac passenger operations amounted to $142.1 million during 1994 compared to $136.5 million in 1993, an increase of $5.6 million or 4.1%. The increase in Transpac passenger revenues resulted primarily from a 0.4 or 6.7% increase in Transpac yield year over year. The increase in yield was offset by decreases in revenue passengers carried and revenue passenger miles of 0.6% and 1.2%, respectively. As noted above, promotional fare ticket programs were held in 1994, with a portion of such promotional fare ticket programs associated with Transpac routes. Such allocations assisted in increasing Transpac yields in 1994 as no such allocations were made in 1993. Decreases in Transpac revenue passengers carried, revenue passenger miles flown and available seat miles were a direct result of the Company completing in 1994 its transition to an all DC-10 aircraft fleet from an all L-1011 fleet for its Transpac flights. In their current configuration, at full load, the DC-10 on average accommodates 38 fewer passengers than the L-1011.

    Southpac passenger revenues in 1994 remained comparable to 1993 at $18.3 million. While period over period revenue passengers carried and revenue passenger miles decreased by 1.5% and 0.6%, respectively, Southpac yield increased by 0.1 or 1.0%. Again, decreases in Southpac revenue passengers carried, revenue passenger miles flown and available seat miles may be attributed to the transition to an all DC-10 aircraft fleet in 1994 for the Company's Southpac flights. Southpac yields increased in 1994 when a competitor discontinued service on Southpac routes served by the Company.

    Transpac cargo revenues increased by $1.6 million or 25.6% from 1993. Increased frequency in its Transpac routes allowed the Company to transport 5.4 million or 34.3% more pounds of freight in 1994. The increase in tonnage was offset by a decrease in yield year over year of 2.5 or 6.4%.

    Overseas charter revenues decreased by $5.5 million or 89.5% upon comparison of 1994 to 1993. A majority of the decrease is associated with the Predecessor Company obtaining in 1993 a $3.9 million settlement from the Military Airlift Command for charter operations during Operations Desert Shield and Desert Storm in 1991 and 1990.

    OPERATING EXPENSES. Operating expenses totaled $318.7 million in 1994, a decrease of $10.2 million or 3.1% from total operating expenses of $328.9 million in 1993.

    Wages and benefits increased $1.4 million or 1.4% in 1994. The increase is primarily attributed to wage increases between 5.0% to 6.7% effective September 1, 1994.

    Aircraft fuel, including taxes and oil decreased by $2.1 million or 4.2% from $49.8 million in 1993 to $47.7 million in 1994. In addition to a $0.05 or 8.2% decrease in average cost per gallon year over year, the Company incurred approximately $2.3 million less in aircraft fuel expense in 1994 due to the phase out of its DC-8 aircraft in 1993.

    Maintenance materials and repairs totaled $46.5 million in 1994 an increase of $5.6 million or 13.6% over 1993. On a net basis, the Company incurred approximately $5.1 million in additional maintenance expense from the transition to DC-10 aircraft in 1994.

    Aircraft rentals decreased by $5.4 million or 18.3%, of which $4.1 million represents decreased rents due to DC-9 aircraft operating under capital versus operating leases in 1994 and other DC-9 aircraft operating lease rents being restructured on the Effective Date. Approximately $1.3 million of the decrease is attributable to decreased rents associated with phased out L-1011, DHC-7 and DC-8 aircraft in 1994 and 1993.

    Purchased services increased $2.1 million or 11.7%, to $19.9 million in 1994 from $17.8 million in 1993. The Company incurred an additional $1.6 million in costs in 1994 associated with simulator training, operation of its flight operating system, credit card fees and outsourced computer mainframe services.

    Sales commissions totaled $12.8 million in 1994, an increase of $1.6 million or 15.1% over total sales commissions of $11.2 million in 1993. The increase is primarily attributable to approximately $1.1 million of additional sales commissions in 1994 due to an 18.0% increase in commissionable sales processed through area settlement plans.

    Rentals other than aircraft and engines totaled $9.6 million in 1994 versus $7.3 million in 1993. The $2.3 million or 32.1% increase is due to increased space rental rates and additional joint use and system support expenses charged primarily by the State of Hawaii airport authorities.

    Landing fees increased by $2.0 million or 41.4% to $6.8 million in 1994. Increases associated with DC-9 aircraft landings and wide-body aircraft landings of $1.4 million and $900,000, respectively, were experienced in 1994. Such increases were due to (i) $1.5 million in additional landing fees due to increased rates in Hawaii and Los Angeles, California and (ii) $800,000 in added fees due to increased frequencies as a result of the implementation of the Island Shuttle, schedule changes to Los Angeles and Las Vegas and commencement of scheduled service to Portland.

    Advertising and promotion totaled $4.9 million in 1994, an increase of $1.8 million or 55.6% over 1993. Approximately $900,000 is due to a conscious effort by management to increase the Company's exposure through advertising and promotional media, especially on the U.S. West Coast. Another $200,000 of additional expenses were incurred in connection with the Company's participation in American's AAdvantage-Registered Trademark- frequent flyer program. The remaining $700,000 increase is associated primarily with barter related expenses for various promotional services provided to the Company in exchange for tickets.

    Insurance-hull and liability increased from $2.1 million in 1993 to $3.4 million in 1994. The $1.3 million or 59.4% increase was mainly due to an 63.7% increase in the applicable premium rate for liability applied to the Company's revenue passenger miles in 1994.

    Interrupted trip expense decreased by $2.0 million or 50.0% year over year. The Company experienced $1.8 million less in flight interruption manifest and denied boarding expenses due to its continual efforts to improve customer service and on-time performance.

    Nonreorganization professional and legal fees decreased $2.2 million period over period due to a majority of professional and legal fees being classified, in accordance with the provisions of SOP 90-7 as reorganization expenses during 1994.

    Restructuring charges in 1993 represent the Predecessor Company's provision for the anticipated return and termination of five of its DC-9 aircraft in the second quarter of 1993.

    NONOPERATING INCOME (EXPENSE). Reorganization expenses in 1993 of $52.6 million primarily consist of $47.1 million in anticipated L-1011 and DHC-7 aircraft rental and return costs, $4.7 million for the write-off of related flight equipment leasehold improvements and $800,000 in legal and professional fees.

    EXTRAORDINARY ITEM. The $12.1 million extraordinary item in 1993 represents a nonrecurring, noncash gain due to the reduction in the net accrued pension benefit obligation of the Predecessor Company. Effective October 1, 1993, the IAM and salaried employee defined benefit pension plans were frozen with no future pay or credited service increases.

FREQUENT FLYER PROGRAM

    The Company's Gold Plus frequent flyer program was initiated in 1983. As of December 31, 1995, the Company's Gold Plus membership had more than 560,000 members, including approximately 361,000 active members.

    The Gold Plus program rewards its members with mileage credits primarily for travel on Hawaiian Airlines. Gold Plus members are entitled to a choice of various awards based on accumulated mileage, with a majority of the awards being certain free air travel at a later date. Travel awards available in the Gold Plus program range from a 5,000 award, which offers a round trip Interisland flight, to 60,000 mile and 65,000 mile awards, which offer a round trip first-class Transpac flight and a round trip coach-class Southpac flight, respectively. Miles traveled under the Gold Plus program are accounted for as revenue passenger miles, which, in turn, are used in the calculation of the Company's yield. Non-travel awards are valued at the incremental cost of tickets exchanged for such awards.

    The Company recognizes a liability in the period in which members have accumulated sufficient mileage points to allow for award redemption. The liability is adjusted based on net mileage earned and utilized for award redemption on a monthly basis. The incremental cost method is used, computed primarily on the basis of fuel and catering costs, exclusive of any overhead or profit margin. In estimating the amount of such incremental costs to be accrued in the liability for potential future Gold Plus free travel, a current average cost per award mile is determined. Incremental fuel expended per passenger is based on engineering formulas to determine the quantity used for the weight of each added passenger and baggage. Such incremental quantity of fuel is priced at current levels. Catering is based on average cost data per passenger for the most recent 12 month period.

    At December 31, 1994 and 1995, Gold Plus members had accumulated approximately 3.0 and 3.3 billion miles, respectively, representing liabilities totaling approximately $489,000 at the end of each year. The Company's accruals assume full redemption of mileage points. During the years ended December 31, 1993, 1994 and 1995, 493.0 million, 636.0 million and 581.0 million award miles were redeemed, respectively.

    The Company believes that the usage of free travel awards will not result in the displacement of revenue customers and, therefore, such usage will not materially affect the Company's liquidity or operating results. The use of free travel awards is subject to review by the Company to limit the possibility of displacing revenue passengers. Usage of Gold Plus travel redemption accounted for approximately 2.1%, 2.7% and 2.2% of Interisland traffic and a negligible percentage of Transpac and Southpac traffic in 1993, 1994 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  HISTORICAL BACKGROUND

    For several years prior to the AIP Investment in January 1996, the Company operated with a cash balance equivalent to less than one week's worth of operating expenses. Operating at that level of liquidity placed the Company's existence at risk because there was no cushion to respond to unexpected operational upheavals that have periodically affected the airline industry or to cover the seasonal downturns typically experienced by the Company. This working capital shortage caused the Company to defer certain discretionary capital expenditures that management believes may improve profitability, such as (i) a series of investments in improved software that are expected to improve operating efficiency and (ii) the outlay required to consolidate operations into one terminal at Honolulu International Airport. The working capital shortage also had an unfavorable impact on yield, which, although difficult to quantify, is believed to have been significant. In addition, the Company found it necessary to offer its products to wholesalers and to the public at reduced rates in order to enhance cash flow. While these promotional fare ticket sales increased liquidity at the time, they also increased air traffic liability, which can adversely affect yields, revenues and liquidity in future periods The Company's historical uncertain financial situation also limited the availability of trade credit and at times necessitated the use of cash or equivalent security to obtain services. Finally, potential partners in the airline industry have been reluctant to enter into business arrangements with the Company until its financial difficulties have been overcome.

    On October 31, 1994, the Company failed to make certain payments due to American pursuant to the Aircraft Lease Agreement pursuant to which American leases DC-10s to the Company. American sent the Company notice of the failure to make rent and prepaid maintenance payments and noted that such failure constituted an event of default under the Aircraft Lease Agreement, but did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it, which included, but were not limited to, termination of the Aircraft Lease Agreement, repossession of certain aircraft and engines, recovery of damages and drawings under letters of credit then in place in the amount of $2.0 million posted by the Company as required by the Aircraft Lease Agreement. The Company subsequently made the rent and prepaid maintenance payments due American in November 1994.

    In December 1994 and during the first quarter of 1995, the Company again failed to make certain rent and prepaid maintenance payments in full that were due pursuant to the Aircraft Lease Agreement. Again, while American sent the Company notice of the failure to make such payments in full, American did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it. On several occasions during the year, American deferred the payment of the delinquent amounts. As of December 9, 1995, the Company owed American $7.1 million in deferred payments and accrued interest. American agreed to permit the deferral of the payment of this $7.1 million (plus interest thereon) and the periodic payments of lease rents and maintenance payments that would become due on or after December 8, 1995, up to a maximum of an additional $2.9 million (including interest), until the earlier of the consummation of the AIP Investment or February 7, 1996. As of January 4, 1996, the Company had deferred the maximum deferrable amount of lease rents and maintenance payments under the Aircraft Lease Agreement. These deferred amounts were satisfied by the Company on January 31, 1996, through the delivery by the Company of the American Note.

  CURRENT STATUS

    As of March 31, 1996, the Company significantly decreased its working capital deficit by consummating a series of transactions including (i) the $20.0 million cash investment by AIP and (ii) the payment of up to $10.0 million of deferred lease rents and maintenance payments (and accrued interest thereon) due American through the issuance by the Company of the American Note. As of March 31, 1996, the Company had a net working capital deficit of $21.7 million, which represents a $30.0 million improvement in the net working capital deficit of $51.7 million at December 31, 1995. As of April 30, 1996, the net working capital deficit had been reduced to $19.7 million.

    The Company plans to make approximately $11.4 million of necessary capital expenditures in the ordinary course of business during 1996 using internally generated funds and specific project financing provided by the State of Hawaii. These expenditures include $2.5 million for the capitalized portions of two scheduled DC-9 maintenance checks (D-checks) and $3.1 million for a portion of certain JT8D engine overhauls. The balance of the expenditures are for the replacement of rotable equipment and other ground equipment, the first of a series of investments in improved software and related hardware, the completion of facilities necessary for the Company to consolidate its overseas passenger and baggage processing operations into the Honolulu Interisland Terminal (for which the

State of Hawaii will provide a majority of the financing) and certain other projects. Certain of these expenditures had been deferred previously due to the Company's historical working capital shortage. The Company had approximately $1.7 million of capital expenditures in the first quarter of 1996.

    On April 29, 1996, the Credit Facility, which is provided by CIT Group/Credit Finance, Inc., was amended to increase the borrowing capacity thereunder from $8.2 million to $15.0 million. The Credit Facility consists of two secured term loans and a secured revolving line of credit including up to $6.0 million of letters of credit. The term loans are in the amounts of $5.4 million and $1.3 million and will amortize in equal installments over periods of 48 and 60 months, respectively. The outstanding principal amounts of the term loans will become due and payable upon termination of the Credit Facility. Available credit is subject to change determined by recalculation of the borrowing base, repayments due under the term loans, and repayments arising from the disposition of, and other changes in, the related collateral securing the Credit Facility. As of April 30, 1996, the total availability under the Credit Facility was $7.3 million, including $5.9 million in letters of credit. The Credit Facility has an initial term of three years from April 29, 1996, and renews automatically for successive terms of two years each, unless terminated by either party on at least 60 days notice prior to the end of the then-current term. The Company may terminate the Credit Facility at any time, on 30 days notice and payment of certain early termination fees during the initial term, and without early termination fees during any renewal term. The Credit Facility is secured by a first lien on substantially all of the Company's property, excluding the Company's owned and leased aircraft, the Company's aircraft engines while installed on an aircraft and certain security deposits. Amounts outstanding under the Credit Facility accrue interest at a rate of 2% over the prime rate reported by Chase Manhattan Bank (National Association). The rate will be reduced to 1.75% over the prime rate on January 1, 1998 if the Company meets certain financial tests for 1996.


    In connection with the AIP Investment, the Company agreed with the GPA Companies that, if the closing of the Rights Offering shall have occurred by September 30, 1996, the Company would repurchase all of the shares of Common Stock owned by the GPA Companies and repay certain secured and unsecured promissory notes held by the GPA Companies. The stock repurchase price would be $1.10 per share and the promissory notes would be repaid at approximately 85.0% of the then-carrying value of the notes, including any deferred costs and other expenses owed. At its option, the Company could make such repurchase and repayment at any time prior to the closing of the Rights Offering. As required by the provider of the Credit Facility in connection with the amendment thereof, the Company exercised this option on April 29, 1996. Based on 827,221 shares of Common Stock owned by the GPA Companies and the carrying value of the notes as of such date, the Company paid approximately $4.7 million to the GPA Companies to repurchase the shares and repay the notes. These transactions resulted in an extraordinary gain of approximately $340,000, net of estimated income taxes. The payment to the GPA Companies was funded by borrowings under the Credit Facility on April 29, 1996.


    While the Company's capital resources have been increased substantially due to the AIP Investment, the arrangements with American and the amendment of the Credit Facility, the successful completion of the Rights Offering and the Investor Offering would further improve the Company's liquidity. It is anticipated that the combination of the Company's improved liquidity and reduced operating costs will enable the Company to make necessary capital expenditures, take advantage of prompt payment discounts, avoid the need to provide early payment incentives to wholesalers and eliminate the Company's historical dependence on ticket discounting to generate capital, thereby further improving yields, profitability and liquidity. Nevertheless, the Company will continue to seek additional sources of liquidity. If the Company is unsuccessful in obtaining additional sources of liquidity, an adverse change in events and circumstances could result in the Company being unable to meet its financial obligations after it exhausts its current and foreseeable capital resources. No assurance can be given that the Rights Offering and the Investor Offering will be successful or that the Company will be able to obtain other sources of liquidity.

    The financial statements appearing elsewhere in this Prospectus have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations.

    RECAPITALIZATION. The AIP Investment, in which AIP purchased 18,181,818 shares of the Common Stock and four shares of special preferred stock for $20.0 million in cash ($1.10 per share), was consummated on January 31, 1996. Of the $20.0 million gross proceeds from the AIP Investment, a portion was used to pay
(i) through April 30, 1996, approximately $2.3 million of fees and expenses associated with the AIP Investment and its related transactions, (ii) approximately $3.2 million of accrued landing fees for the Company's Hawaii operations and accrued rent on the Company's facilities in Hawaii, and (iii) approximately $339,000 of deferred Board of Director compensation. The balance of the proceeds is being used to meet working capital needs.

    Upon  consummation  of  the  AIP   Investment  and  satisfaction  of   other
conditions, including certain labor and creditor concessions, the Company entered into certain arrangements with American pursuant to which American and the Company agreed to, among other things, the following:

    (i) The payment of (x) $10.0 million of deferred aircraft lease rents, aircraft maintenance payments and accrued interest thereon under the Aircraft Lease Agreement and (y) the reimbursement of fees and expenses incurred by American in connection with the transaction through the issuance by the Company to American of the $10.25 million American Note, which is secured by certain assets of the Company. The American Note bears interest at 10.0% per annum, payable quarterly in arrears, and has a final maturity date of September 11, 2001. The American Note requires repayment of principal equal to one-sixth of the original principal amount on each anniversary of its date of issuance (January 31). The Company has the option to prepay the American Note for $9.15 million at any time before January 31, 1997 or may prepay it at any time thereafter, in whole or in part, at its remaining principal balance, without premium. In addition, the American Note is prepayable in full, at the option of the holder, in the event and at the time that any person or group (other than AIP) acquires more than 30.0% of the voting interest in the Company;

        The American Note is secured by a lien on substantially all of the personal property of the Company through December 31, 1997. This lien is a first priority lien except that it is junior to (x) liens of security deposits held by credit card processors and (y) liens securing up to $15.0 million in obligations of the Company consisting of (A) secured obligations of the Company (other than credit card processor security deposit liens) existing on the date of issuance of the American Note, and (B) additional secured obligations of the Company incurred after such issuance. As of March 31, 1996, in addition to its credit card deposits, the Company had $7.3 million in secured obligations (including all amounts under the Credit Facility), the liens of which are prior to the lien of the American Note. On and after January 1, 1998, the Company is obligated to secure the American Note and the other obligations of the Company to American with a first priority lien on identified assets with a fair market value (supported by an appraisal) of at least 125.0% of the remaining outstanding principal balance of the American Note as valued from time to time;

    (ii) Basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for a period of three years, at which time basic rents would revert back to 1995 levels. The Company has agreed to pay a minimum monthly charge for maintenance services and basic rents and maintenance charges are payable monthly in arrears rather than weekly in advance. American has the right to terminate its obligation to provide aircraft maintenance services on and after January 1, 1999 upon 180 days prior notice; and

   (iii) American's relinquishment of $2.0 million of letters of credit which secured the Company's obligations to American under the Aircraft Lease Agreement. The termination of these letters of credit increased the Company's borrowing capacity under the Credit Facility.

    The arrangements with American have provided the Company with substantial benefits. The payment through the American Note of $10.0 million of deferred rents and maintenance payments and accrued interest thereon otherwise due on February 7, 1996 effectively permits the Company to make such payments in installments over the period from January 1997 to September 2001, thereby freeing up working capital for other purposes. In addition, basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for three years, resulting in lower aircraft operating costs. Furthermore, the release by American of the security deposit letters of credit resulted in $2.0 million of borrowing capacity becoming available to the Company under the Credit Facility.

    Upon consummation of the AIP Investment and satisfaction of certain other conditions, amendments to the labor agreements for each of the Company's labor unions became effective. The modifications to the labor agreements extended the amendable date of all five contracts from February 28, 1997 to February 28, 2000. Each of the five unions agreed to certain economic concessions, which include cancellation of certain scheduled pay increases, with new pay increases to be effective December 1, 1998 and January 1, 2000. Management expects that these concessions will result in cash operating expenses, before profit sharing costs, for 1996, 1997, 1998 and 1999 being approximately $3.6 million, $7.6 million, $8.0 million and $5.5 million less, respectively, than otherwise would have been the case, based on the Company's flight schedule as of June 1996. In exchange for the wage concessions, the Company has agreed to negotiate gain-sharing programs to provide employees the opportunity to receive wage rate increases resulting from work rule and productivity modifications, which produce cost savings to the Company. In addition, the Company has agreed to establish a profit bonus plan, which would provide all employees (other than senior management) with cash bonuses if the Company achieves certain pre-tax profit targets. The estimated cash operating expense savings noted above do not include estimated costs associated with these gain sharing and profit bonus plan initiatives. The contracts as modified provide additional furlough protection to employees under certain specified circumstances. The Company and unions also agreed to include certain additional low-cost or no-cost provisions that are specific to each of the respective union contracts.

    AUTHORIZED CAPITAL STOCK; WARRANTS AND OPTIONS. In connection with the AIP Investment, the Articles of Incorporation were amended to increase the authorized number of shares of Common Stock from 40,000,000 shares to 60,000,000 shares. The increase in the number of authorized shares allows the Company to have a sufficient number of authorized and unissued shares of Common Stock to permit the exercise of Rights under the Rights Offering and the issuance of the Committed Shares and ensures that the Company will have, from time to time, an adequate number of authorized and unissued shares available for corporate purposes, such as future public and private equity offerings.

    In connection with the arrangements with American described above, the Company issued the AMR Warrants, which entitle AMR to acquire up to 1,897,946 shares of Common Stock at $1.10 per share. Half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The AMR Warrants expire on September 11, 2001.

    Pursuant to the Reorganization Plan, the Company granted the Reorganization Warrants to certain individuals, which originally entitled such individuals to purchase 989,011 shares of Common Stock at an exercise price of $2.73 per share. Pursuant to the anti-dilution provisions of the Reorganization Warrants, upon the consummation of the AIP Investment, the exercise price of the Reorganization Warrants was adjusted to $1.71 per share and the holders of the Reorganization Warrants received additional warrants to purchase 587,356 shares of Common Stock exercisable at $1.71 per share. The holders of the Reorganization Warrants waived the anti-dilution provisions thereof in connection with the issuance of the AMR Warrants.

    The purchase of up to 1,000,000 Rights Shares upon the exercise of Employee Rights and the issuance of the Base Shares will give rise to an increase in the number of AMR Warrants and Reorganization Warrants and a decrease in the exercise price thereof pursuant to the anti-dilution provisions of the AMR Warrants and the Reorganization Warrants. However, the magnitude of these adjustments can not be determined until after the Investor Offering is completed.

    Options to acquire 600,000 shares of Common Stock were granted in 1995 and 1996 pursuant to the terms of the 1994 Stock Option Plan. The exercise price is $1.62 per share. As a result of an amendment to the 1994 Stock Option Plan in connection with the AIP Investment, the Option exercise period with respect to 592,500 of the Options was extended to February 2, 2005. This amendment resulted in a new measurement date for the Options awarded in 1995, and as a result, the Company recorded approximately $782,000 of noncash compensation expense in January 1996. The balance of the Options expire on May 1, 2006. To date, 100,000 Options have been exercised.

    The 1996 Stock Incentive Plan provides for discretionary option grants to the Company's employees. There are 2,000,000 shares of Common Stock reserved for issuance under the 1996 Stock Incentive Plan, which expires in 2006. No options have been granted under this plan other than the 600,000 Options.

    Except for shares of Common Stock that have been reserved in connection with the Reorganization Warrants, the 1994 Stock Option Plan, the Plan of Reorganization, the AMR Warrants, the Rights Offering, the Investor Offering and the 1996 Stock Incentive Plan, the Company has no present agreements or commitments to issue any additional shares of Common Stock.

  CASH FLOWS

    Cash and cash equivalents totaled $5.4 million at December 31, 1995, an increase of $1.9 million from $3.5 million at December 31, 1994. Operating activities for the year ended December 31, 1995 provided $18.8 million in cash and cash equivalents. A majority of this increase is associated with deferred payments to creditors with the largest creditor as of December 31, 1995 being American with an outstanding balance of approximately $9.7 million. Net cash used in investing and financing activities for the year ended December 31, 1995 aggregated $16.9 million, consisting of $9.2 million in property and equipment additions and $13.6 million in long-term debt and capital lease obligation payments, offset by $4.2 million in proceeds from sales of expendable inventory parts and rotable flight equipment held for sale on consignment. Approximately $5.1 million of the property and equipment additions in 1995 represented capitalized heavy airframe checks on four of the Company's DC-9-50 aircraft.

    Cash and cash equivalents decreased by approximately $800,000 from $4.3 million as of December 31, 1993 to $3.5 million at December 31, 1994. Operating activities provided $831,000 in net cash and cash equivalents for the year ended December 31, 1994. This inflow was offset by $1.8 million in net cash used in investing activities, consisting of $7.3 million in miscellaneous additions and improvements to property and equipment, net of $5.4 million from returned security deposits and proceeds from sales of consigned inventory and parts. Included in the $5.4 million is the return of $3.8 million in security deposits originally required in 1993 by the State of Hawaii and the Airlines Reporting Corporation as mentioned below.

    Cash and cash equivalents totaled $4.3 million at December 31, 1993, an increase of $2.4 million from $1.9 million of cash and cash equivalents at December 31, 1992. Operating activities provided $13.9 million in net cash and cash equivalents for the year ended December 31, 1993. Deferral of payments to creditors throughout the year and commencement of the Company's Chapter 11 proceedings in September 1993 assisted in increasing operating cash flows for the year ended December 31, 1993. Net cash used in investing and financing activities for the year ended December 31, 1993 aggregated $11.6 million, consisting of $3.9 million used to purchase a DC-9-50 aircraft and two engines, $2.7 million used on partial heavy airframe checks on the then L-1011 aircraft fleet of the Company, $3.8 million in required security deposits for the State of Hawaii and the Airlines Reporting Corporation and $1.7 million in long-term debt payments.

TAX AND NET OPERATING LOSS CONSIDERATIONS

    The Company believes that the AIP Investment and related transactions resulted in an "ownership change" of the Company for purposes of Section 382 of the Internal Revenue Code. An ownership change under Section 382 results in an annual limitation (the "Section 382 Limitation") on the amount of pre-ownership change NOLs of the Company that can be used to offset the Company's taxable income for periods following the ownership change.

    Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization (the "Old Limitation") was approximately $2.4 million, plus certain "built-in" income items that increase the Section 382 Limitation. The Company currently believes that the ownership change resulting from the AIP Investment and its related transactions resulted in a new Section 382 Limitation (the "New Limitation") of approximately $1.7 million as of January 31, 1996, plus certain "built-in" income items that increase the Section 382 Limitation. The Company believes that, for federal income tax purposes, it had approximately $130 million of NOLs subject to the New Limitation as of December 31, 1995.

    Subsequent changes in the Company's share ownership by "5 percent shareholders" (as defined in Section 382, and which includes certain "public groups"), whether by reason of the exercise of Rights or otherwise, could result in another Section 382 Limitation to which any NOLs incurred prior to such ownership change would be subject.

    See "Risk Factors -- Effect of Rights and Related Transactions on the Company's Net Operating Loss Carryovers" and Note 9 to the financial statements appearing elsewhere in this Prospectus.

NEW ACCOUNTING PRONOUNCEMENTS

    LONG-LIVED ASSETS. In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (the "SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss is based on the fair value of the asset. SFAS No. 121 also requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the asset carrying amount or fair value, less cost to sell.

    The Company adopted the provisions of SFAS No. 121 on January 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.

    STOCK-BASED COMPENSATION. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a new, fair value-based method of accounting for stock-based compensation, but does not require an entity to adopt the new method for purposes of preparing its basic financial statements. For entities not adopting the new method, SFAS No. 123 requires footnote disclosure of pro forma net income and earnings per share information as if the fair value-based method had been adopted. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company will comply with the disclosure requirements of SFAS No. 123 in its 1996 financial statements.

                                    BUSINESS

    Hawaiian Airlines is the largest airline headquartered in Hawaii, based on operating revenues of $346.9 million for 1995. The Company is engaged primarily in the scheduled transportation of passengers, cargo and mail over a route system that services the six major islands of the State of Hawaii (I.E., Interisland) and Las Vegas and four key U.S. West Coast gateway cities, Los
Angeles, San Francisco, Seattle and Portland (I.E., Transpac). In addition, Hawaiian Airlines provides the only direct service from Hawaii to Pago Pago, American Samoa and Papeete, Tahiti (I.E., Southpac). The Company also provides charter service from Honolulu to Las Vegas. Hawaiian Airlines (i) is one of two dominant Interisland air carriers in Hawaii, (ii) is the third largest air carrier between the U.S. mainland and Hawaii based on 2.51 billion Transpac RPMs in 1995 (2.9 billion combined Transpac RPMs and charter passenger miles), (iii) has one of the highest load factors in the United States with an overall scheduled load factor of 74.8% in 1995 and (iv) has, management believes, one of the lowest cost structures in the industry. Furthermore, Hawaiian Airlines has been rated one of the ten best airlines in the U.S. for five consecutive years in a national travel magazine reader's poll on the basis of scheduling, punctuality, cabin comfort/service, food and baggage handling. The Company operates a fleet of 13 DC-9 aircraft and eight DC-10 aircraft (a ninth DC-10 aircraft is being used on a temporary basis to permit the scheduled overhaul of six of the other DC-10s during 1996).

STRATEGIC REPOSITIONING

    Since  their  arrival  at the  Company  approximately three  years  ago, the
Company's senior management team has conducted a strategic repositioning of Hawaiian Airlines designed to improve its overall operating and financial performance. The primary objectives of this repositioning were to (i) control and reduce operating costs, (ii) restructure the Company's balance sheet and obtain additional liquidity through a recapitalization and (iii) enhance the Company's operating revenues through strategic alliances and certain other opportunities. Management believes that the strategic repositioning has significantly improved the Company's operations, balance sheet and financial performance by reducing aircraft and labor costs and providing additional liquidity. Moreover, this repositioning has allowed the Company to eliminate its historical dependence on ticket discounting to generate capital, and has allowed management to focus its attention on the pursuit and implementation of its long-term operating strategy and the identification and pursuit of potential growth opportunities.

  COST REDUCTION PROGRAMS

    As part of its strategic repositioning, the Company has effected a number of significant changes to the two major components of its operating costs (aircraft and labor) that have contributed to the Company's CTASM being reduced from $0.085 for 1993 to $0.075 for 1995, which, management believes, is among the lowest CTASMs in the airline industry.

    REDUCED AIRCRAFT EXPENSE. When new management arrived at the Company beginning in June 1993, Hawaiian Airlines' fleet consisted of DC-9 aircraft and inefficient and costly DC-8, DHC-7 and L-1011 aircraft. By 1993, Hawaiian Airlines' seven unit L-1011 fleet had become increasingly expensive to maintain as a result of a lack of manufacturer support from Lockheed (which had ceased its commercial airplane business) and an extremely limited number of sources for heavy maintenance. Hawaiian Airlines also found itself facing cash requirements for mandatory heavy maintenance checks and aging aircraft work on the L-1011 airframes of $15 million over a span of approximately 15 months, and the L-1011 lessors declined to finance the work. After several months of discussions directed at obtaining relief from its liabilities and a source of working capital, the Company filed for protection under U.S. bankruptcy laws in September 1993 and rejected the L-1011 leases.

    In 1993 and during 1994, Hawaiian Airlines made important changes in its aircraft fleet. The Company phased out its DC-8, DHC-7 and L-1011 aircraft and transitioned to a lower cost and more efficient aircraft fleet. The Company now operates two equipment types -- McDonnell Douglas DC-10-10 aircraft, for overseas routes, and McDonnell Douglas DC-9-50 aircraft, for Interisland routes. This transition has resulted in a more standardized fleet of aircraft types, which has had, and the Company believes should continue to have, a favorable effect on parts, maintenance and engineering costs.

    The Company's nine DC-10 aircraft are all leased to Hawaiian Airlines by American. Six of the aircraft are leased pursuant to the Aircraft Lease Agreement, which calls for fixed monthly rental payments with no cost escalations during its approximately six year remaining term. A seventh aircraft is leased under substantially similar terms with the same expiration date. The other two aircraft are leased pursuant to short-term lease arrangements that are terminable by American on 30 days notice. In addition, American is providing virtually all-inclusive maintenance, repair and overhaul services on the DC-10 aircraft for a fixed rate per flight hour. Included in these services is access to American's stock of spare parts and spare engines. The result is a major reduction in overall maintenance expenses compared to the previous L-1011 operation and a reduction in the capital tied up in parts and engines.
Furthermore, in conjunction with the AIP Investment, the Aircraft Lease Agreement was amended to reduce DC-10 rents by approximately 28.0% for three years.

    Although the Company incurred significant nonrecurring expenses in 1994 due to the reconfiguration of its aircraft fleet, the Company anticipates that, as a result of the transition to DC-10 aircraft and the amendment to the Aircraft Lease Agreement, its cash outlays for rent, fuel, maintenance and capitalized overhaul and spare parts from 1996 to 2000, in management's best estimate, will average approximately $15.5 million per year less than would have been the case if the Company had retained its old fleet, based on miles flown in 1995. The Company estimates that the transition to DC-10s produced a savings of approximately $7.8 million in direct operating costs for 1995, including (i) aircraft and spare engine rent, (ii) fuel, oil and taxes, (iii) outside services maintenance and materials and (iv) maintenance labor. Additionally, the Company expects that its annual capitalized expenditures will be an average of $7.7 million lower with the DC-10 aircraft than with the L-1011 aircraft.

    LABOR-RELATED CONCESSIONS AND INCREASED PRODUCTIVITY. Over the past several years, the Company has also obtained important concessions under the collective bargaining agreements with its employees. In September 1993, the Company reached agreement with all employee groups for revised labor agreements which, in management's best estimate, resulted in cash savings measured per block hour against cost increases that otherwise would have taken effect of approximately $10 million in 1994 and $10 million in 1995 and which, along with other productivity improvement initiatives, are estimated to result in further cash savings through 1999. Additional modifications to the labor agreements were completed in conjunction with the AIP Investment in January 1996, which modifications are anticipated to result in cash operating expenses for 1996, 1997, 1998 and 1999 being, in management's best estimate, approximately $3.6 million, $7.6 million, $8.0 million and $5.5 million less, respectively, than would otherwise be the case, based on the Company's flight schedule as of June 1996. In addition, the amendable dates of all of the Company's collective bargaining agreements have been extended from February 1997 to February 2000. The modifications reflect certain economic concessions by the Company's labor unions, including cancellation of certain scheduled pay increases with new pay increases to be effective December 1, 1998 and January 1, 2000. In exchange for the wage concessions, the Company agreed to negotiate gain-sharing programs to provide employees the opportunity to receive wage rate increases resulting from work rule and productivity modifications that produce cost savings to the Company. In addition, the Company agreed to establish a profit bonus plan, which would provide all employees (other than senior management) with cash bonuses if the Company achieves certain pre-tax profit targets. The estimated cash operating expense savings noted above do not include estimated costs associated with these gain sharing and profit bonus plan initiatives. The contracts as modified provide additional furlough protection to employees under certain specified circumstances. The Company and the unions also agreed to include certain additional low-cost or no-cost provisions that are specific to each of the respective union contracts.

    Furthermore, in an effort to improve employee productivity, the Company reduced average staffing levels by 6% from 2,271 employees (on a full-time equivalent basis or "FTE") during 1993 to

2,141 employees during 1995, while increasing TASMs by 21% between 1993 to 1995. Comparing 1995 with 1993, employee productivity based on TASMs per FTE employee improved by 28%. Additionally, between 1993 and 1995, employee productivity measured by wages and benefits per TASM improved by 12% in current dollars and 20% in constant dollars.

    The following table presents employee productivity statistics for 1993, 1994 and 1995:

                                                                                       1993       1994       1995
                                                                                     ---------  ---------  ---------
Average number of employees (full-time equivalent).................................      2,271      2,180      2,141
  Block hours (1) per employee.....................................................       21.8       23.6       27.5
  1,000 TASMs per employee.........................................................      1,705      1,835      2,185
Wages and benefits per block hour:
  Current dollars..................................................................  $   2,043  $   2,000  $   1,843
  Constant dollars (2).............................................................      2,002      1,862      1,638
Wages and benefits per 1,000 TASMs:
  Current dollars..................................................................  $   26.17  $   25.67  $   23.15
  Constant dollars (2).............................................................      25.66      23.91      20.58

- ------------------------
(1) Time between aircraft's departure from origin terminal gate until arrival at destination terminal gate.

(2) Presented on a pro forma basis assuming the wage rates in effect in January, 1993.

    In an effort to further reduce labor costs, during the first quarter of 1995, the Company offered an early retirement program to qualified participants in the defined benefit pension plans for the IAM and salaried employees. Elections by qualified participants were completed with early retirements scheduled to commence in the second quarter of 1995. Reflected in the financial results for 1995 is a noncash early retirement provision of $2.0 million representing the estimated effects of this early retirement program on the Company's pension and postretirement benefit obligations as of March 31, 1995. The Company anticipates that savings in labor and benefit costs, in management's best estimate, will be in excess of $500,000 per year over the next four years as a result of this program.

  RECAPITALIZATION

    In response to the financial difficulties experienced by the Company in the early 1990s, Hawaiian Airlines voluntarily commenced a Chapter 11 bankruptcy reorganization in September 1993. Pursuant to the Plan of Reorganization, the Company emerged from bankruptcy on September 12, 1994. While the Plan of Reorganization allowed the Company to convert approximately $205 million in unsecured obligations into equity and institute a number of cost savings measures, including the significant restructuring and simplification of its fleet of aircraft, Hawaiian Airlines emerged from bankruptcy with limited liquidity. To address its on-going liquidity needs, during 1995 the Company developed a plan to (i) secure an equity infusion from a private capital source,
(ii) restructure and improve its relationship with American and (iii) effect a rights offering to its existing shareholders to provide further liquidity and strength to its balance sheet.

    RESTRUCTURING THE BALANCE SHEET AND OBTAINING ADDITIONAL LIQUIDITY. On January 31, 1996, the Company achieved the first two of its liquidity enhancement objectives through the completion of the AIP Investment, a $20 million direct equity investment by AIP, and the amendment of the Aircraft Lease Agreement. This amendment accomplished a number of objectives including the settling of certain lease and maintenance obligations under the Aircraft Lease Agreement that became delinquent in December 1994 and during the first quarter of 1995 and were then deferred by American. These obligations were satisfied through the delivery of the American Note. In addition, American released a $2 million security deposit that was posted at the commencement of the Aircraft Lease Agreement. In connection with these arrangements with American, the Company issued the AMR Warrants, which entitle AMR to purchase up to 1,897,946 shares of Common Stock at $1.10 per share. One-half of the AMR Warrants are immediately exercisable, but the balance will only be exercisable if

American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights.

    THE RIGHTS OFFERING. Finally, in recognition of the substantial dilutive effect of the AIP Investment on the existing shareholders of the Company, AIP agreed to use its best efforts to cause the Company, after completion of the AIP Investment, to make a rights offering to the Company's shareholders other than AIP. In addition to reducing the dilutive effect of the AIP Investment on the other shareholders, the Rights Offering is intended to achieve the Company's third liquidity enhancement objective by improving the Company's working capital position with the net proceeds of the Rights Offering.

  ENHANCE OPERATING REVENUES

    RELATIONSHIP WITH AMERICAN. Hawaiian Airlines' relationship with American is a key element in the Company's operating strategy. In addition to leasing and maintaining the Company's DC-10 aircraft (see "Properties" below), American provides various services and benefits to the Company, including computer services, licensing of reservations system and participation in the
AAdvantage-Registered Trademark- frequent flyer program and the SABRE-Registered Trademark- reservation system.

    Effective May 1994, Hawaiian Airlines became a participating carrier in American's AAdvantage-Registered Trademark- frequent flyer program. This participation makes the Company more competitive by allowing travelers on Hawaiian Airlines to accrue mileage in the AAdvantage-Registered Trademark-program, and also allows the more than 32 million AAdvantager members to redeem their program miles for free or reduced-rate travel on Hawaiian Airlines' flights. The addition of a major airline frequent flyer program is intended to have a positive impact on load factors on the Company's flights, both by attracting passengers who would otherwise fly on other carriers in order to obtain frequent flyer benefits and by adding passengers who redeem awards for travel on Hawaiian Airlines. The Company's participation in the AAdvantage-Registered Trademark- program will expire in 1997 unless extended by mutual agreement.

    In April 1994, the Company completed its conversion to SABRE-Registered Trademark-, American's computerized reservations system, which is used by more than 20 major travel providers in 70 countries, contains flight schedules of more than 650 airlines that serve more than 986,000 city pairs and also contains information on more than 45 million point-to-point airfares. SABRE-Registered Trademark- allows other computerized reservation systems ("CRS") to sell and generate tickets for the Company's flights. SABRE-Registered Trademark- has increased awareness of Hawaiian Airlines to travel agents and informs its users of last seat availability on Hawaiian Airlines' flights, which maximizes exposure of flights. The extra flights that the Company schedules during peak periods are also available for sale by travel providers through SABRE-Registered Trademark-. SABRE-Registered Trademark- also provides address verification of credit card users, which may reduce potential fraud when ticket mailing is requested. The Company's participation in SABRE-Registered Trademark- expires in 2001.

    The Company, through the creation of Hawaiian Airlines Vacations, has contracted with FlyAAway-Registered Trademark- Vacations, the tour operations unit of American and the world's largest airline-owned tour operator, to develop, market and manage a line of package tours to all six major Hawaiian Islands. Hawaiian Airlines Vacations offers packages designed for a range of budgets, featuring accommodations at a variety of leading Hawaiian hotels and condominiums for three to seven or more nights. Hawaiian Airlines Vacations also markets the Hawaiian Airlines Island Pass, a popular product that offers unlimited air travel among the Hawaiian Islands for specific time periods at a set price. Air travel to and among the islands as part of the tours is provided by Hawaiian Airlines.

    NEW STRATEGIC ALLIANCES. On May 22, 1996, the Company entered into a cooperative marketing agreement with Northwest, which provides for extensive marketing cooperation, including a code sharing arrangement, coordinated airport customer service and frequent flyer program cooperation. Under the code sharing arrangement, a Northwest flight code will appear in travel agent computers on many of Hawaiian Airlines' flights between Honolulu and several of the other Hawaiian islands. Northwest will coordinate its flight schedules to Honolulu to provide convenient connections to the

Company's Interisland flights. Northwest passengers will enjoy "seamless service" from their point of origin to their final Hawaiian Airlines destination through features such as issuance of all boarding passes and luggage tags at initial check-in and credit in Northwest's frequent flyer program for all flight mileage on Northwest and Northwest-coded Hawaiian Airlines flights. Northwest has an extensive flight schedule to Honolulu from both the U.S. mainland and Japan.

    The Company entered into a code sharing agreement with Mahalo in June 1996, pursuant to which the Company began placing its flight code on Mahalo's five daily flights between Honolulu and Molokai and its five daily flights between Honolulu and West Maui's Kapalua Airport starting July 1, 1996. This enables the Company to offer an expanded flight schedule to Molokai and West Maui without incurring expansion costs. Pursuant to the agreement, the Company also provides certain airport services to Mahalo. Mahalo, which commenced service in October 1993, utilizes six ATR-42 aircraft with an average schedule of approximately 65 daily flights.

    REORGANIZED ROUTE STRUCTURE. The Company's present route strategy is designed to maximize the utilization of its aircraft in markets where the Company believes it has a competitive advantage and to limit its commitments in other markets. In contrast, prior management attempted to achieve increased market share through broad-based growth. Current management believes that the fluctuating route structure that resulted from prior management's strategy led to an uneven revenue stream and poor operating results.

    Over the past three years, the Company has adjusted its schedules and created new routes after analyzing market demand. The Company adjusted its schedules between Honolulu and Los Angeles, San Francisco, Las Vegas and American Samoa during peak and off-peak periods to maximize capacity and passenger load. The Company's commencement of scheduled service between Honolulu and Portland and its increase in scheduled service between Honolulu and Los Angeles to three flights daily and between Honolulu and Las Vegas from two flights per week to seven flights per week, via Los Angeles, are examples of such improvements in scheduling and capacity. In the Interisland market, the Company introduced its Island Shuttle service in August 1993, with departures between Honolulu and Maui every half hour and between Honolulu and Kauai every hour.

    ENHANCED MARKETING PROGRAM. The Company has entered into several joint marketing campaigns with key partners to increase the effectiveness and efficiency of advertising expenditures. Since the last quarter of 1994 Hawaiian Airlines has participated in cooperative television and print campaigns with the Hawaii Visitors Bureau and Waikiki Oahu Visitor Association ("WOVA"). In 1996, the Company has participated in two campaigns with American Express Travel Related Services Co., Inc. ("American Express"), advertising in READER'S DIGEST, TRAVEL & LEISURE, SUNSET, DEPARTURES and other magazines. The first campaign, in conjunction with WOVA and Pleasant Hawaiian Holidays, and the second, in conjunction with the Maui Visitors Bureau and Classic Custom Vacations, routed consumer calls to the nearest American Express retail office. These campaigns are targeted and measurable, are believed to be efficient and are expected to continue to represent the basis of the Company's promotional effort.

    IMPROVED CUSTOMER SERVICE. The Company continues to concentrate on customer service as the Company believes the quality of customer service has a direct impact on its market share. Higher levels of performance have been achieved for catering, passenger handling and on-time performance. In addition, seven of the DC-10 aircraft have refurbished interiors, as do many of the DC-9s. In 1993, the Company began leasing space in a new terminal at the Honolulu Airport for all its Interisland flights to and from Honolulu. This consolidation allows the Company to (i) perform passenger check-in at one location, (ii) provide better service on Interisland routes and (iii) more conveniently connect passengers from overseas flights to the Interisland routes. The Company plans to consolidate check-in and baggage claim for all its flights to and from Honolulu in the new terminal by the end of 1996. The Company plans to improve movement of connecting passengers between its Interisland and overseas terminal, and thereby reduce some connecting times to other airlines in order to improve its competitive position.

    In recent years, the Company has achieved a number of significant operating improvements, particularly with regard to on-time performance and reliability and customer satisfaction. Hawaiian Airlines' on-time performance, based on an allowed five-minute variance for Interisland flights and fifteen-minute variance for overseas flights, was 91.5% and 91.9% for the twelve-month periods ended December 31, 1994 and 1995, respectively, which is better than the industry's 1994 and 1995 on-time performance of 81.5% and 78.6%, respectively, which industry percentage not only allows for a fifteen-minute variance but also excludes delays caused by maintenance. Due in large part to these operational improvements, marketing initiatives and increased capacity, management estimates that Hawaiian Airlines' share of the Interisland RPM market increased from a low of 34.1% in October 1991 to an average of 41.3% in 1995 and management estimated that its Transpac market position has risen from sixth in 1991 to third in 1995, based on RPMs.

    Management believes that the result of its initiatives in customer service has been to improve travelers' overall perception of the airline. Hawaiian Airlines was rated one of the ten best airlines in the United States for the fifth consecutive year in CONDE NAST TRAVELER'S 1995 Readers' Choice Awards on the basis of scheduling, punctuality, cabin comfort/service, food and baggage handling. In May 1995, Hawaiian Airlines was awarded the 1995 Onboard Services Award presented annually to airlines with innovative and excellent onboard service programs by ONBOARD SERVICES, an international trade publication. Hawaiian Airlines won the top award in the food service category for its first class service over British Airways and Air Canada, among other major international carriers. Previous winners of the award include United (1991), MGM Grand Air (1992), Saudi Arabian Airlines (1993) and Northwest (1994).

    The Company has continued to use vouchers, primarily in the Interisland market, due to demand from the traveling public. Vouchers are more flexible than normal airline ticket stock as they may be purchased in bulk, have no prerequisite date of use or prespecified origin and destination and are generally valid for one year from date of issuance.

LONG-TERM STRATEGY AND POTENTIAL GROWTH

    Hawaiian Airlines is committed to becoming the first air carrier of choice for travel to, from and among the Hawaiian Islands. The Company's strategy for achieving this objective is based upon the following:

(i) INTERISLAND. Return the Company to its historic role as the leading Interisland air carrier through (a) maintaining and improving its low cost structure, (b) expanding its capacity and scheduling, particularly through the Island Shuttle, and (c) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs.

(ii) TRANSPAC. Expand its role as one of the major air carriers from its key West Coast gateway cities through (a) maintaining and improving its position as a low-cost scheduled carrier, (b) forming strategic marketing agreements with other air carriers, including the use of code sharing arrangements and frequent flyer programs, and (c) capitalizing on the unique "Hawaiian Experience" provided by Hawaiian Airlines.

(iii)  NICHE MARKETS.   Dominate the  local Hawaii  market to Las  Vegas in both
    scheduled flights and charter service through maintaining and increasing its scheduled and charter service.

(iv) SOUTHPAC.  Maintain its dominant position in the Southpac market.

    The Company believes that it may have opportunities for continued growth through (i) initiating direct service from its key West Coast gateway cities to neighboring Hawaiian islands not currently served by the Company from the West Coast, (ii) carrying passengers originating from other U.S. western and southwestern cities through code sharing arrangements with regional mainland carriers, (iii) carrying more Interisland passengers originating from Pacific Rim countries such as Japan, South Korea and China by developing new or expanded relationships with carriers based in Asia, (iv) securing joint marketing and strategic code sharing relationships with other major and regional air carriers, (v) increasing the utilization of the Company's existing assets by providing ground handling and/or other services for other air carriers in Hawaii, (vi) capitalizing on the increased business travel to Hawaii expected to result from the new Hawaii Convention Center anticipated to open in Spring 1998 and (vii) increasing the scope of its advertising strategy through cooperative marketing programs with other Hawaii travel industry participants. However, no assurance can be given that the Company will be able to successfully exploit any of the foregoing strategies or opportunities.

    The Company is seeking relationships with other airlines to establish coordinated schedules and code sharing arrangements in the CRS similar to the arrangement it now has with Northwest. In the CRS, on-line connections (connections involving a single carrier or carriers with code sharing arrangements) are given significant preferential treatment over off-line connections (those connections involving multiple carriers without code sharing arrangements). Travel agents' increased accessibility to the Company's flight schedule could result in increased load factors at virtually no marginal cost, resulting in enhanced revenue yields and incremental operating income. No assurance can be given that the Company will be successful in obtaining any additional marketing or code sharing arrangements.

THE HAWAII TRAVEL MARKET

    The Company believes that Hawaii is one of the most popular destinations for passengers flying on frequent flyer travel awards and is in general a popular spot for vacation travelers. As such, Hawaiian Airlines typically experiences strong travel periods during June, July, August and December. Fare levels and load factors are higher during these peak travel periods. Conversely, Hawaiian Airlines typically experiences weaker travel periods during January, May, September and October with reduced fare levels and lower load factors. Aggressive fare pricing strategies that increase the availability and size of ticket discounts are utilized during weaker travel periods.

    During the recessionary period commencing in 1990, Hawaii's visitor counts decreased from over 6.9 million in 1990 to 6.1 million in 1993 as the Hawaiian tourism industry experienced three consecutive years of decline during which its two largest sources of visitors, California and Japan, both entered the worst recession each region has experienced since the 1940s.

    Preliminary 1995 statistics from the Hawaii Visitors Bureau reflect an increase of 3.2% in visitor arrivals over 1994. Eastbound arrivals increased by 9.2% to reach a record level. Westbound arrivals in 1995 experienced a 0.5% decrease over 1994, with strong increases in the Pacific Northwest (6.9%), the Mountain Region (6.2%) and the West North Central Region (4.5%). California, plagued by economic setbacks, produced 3.8% fewer Westbound visitors in 1995 but still represents the major source of business for Hawaii with 1.23 million Westbound arrivals in 1995, 17.4% lower than the peak of 1.49 million in 1990. First time visitors, representing 44.6% of all visitors, increased by 0.9%.

    The 6.63 million visitors in 1995 brought total arrivals to levels experienced in 1989, but are still 4.8% lower than the peak of 6.97 million recorded in 1990. Westbound arrivals reached 4.0 million in 1995, 15.7% lower than the 4.72 million recorded in 1990, while Eastbound arrivals reached 2.66 million in 1995, which represents a 4.8% increase over the all-time high of 2.53 million recorded in 1992. The following chart summarizes the growth in visitor arrivals from 1968 through 1995.

                          SUMMARY OF VISITOR ARRIVALS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               SUMMARY OF VISITOR
                    ARRIVALS
                                Total    West Bound    East Bound
1968                        1,314,571     1,015,844       298,727
1969                        1,527,012     1,181,029       345,983
1970                        1,746,970     1,326,135       420,835
1971                        1,818,944     1,430,325       388,619
1972                        2,244,377     1,782,737       461,640
1973                        2,630,952     2,067,861       563,091
1974                        2,786,489     2,184,620       601,869
1975                        2,829,105     2,207,417       621,686
1976                        3,220,151     2,551,601       668,550
1977                        3,433,667     2,763,312       670,355
1978                        3,670,309     3,030,999       639,310
1979                        3,960,531     3,139,455       821,076
1980                        3,934,504     3,046,132       888,372
1981                        3,934,623     2,974,791       959,832
1982                        4,242,925     3,278,525       964,400
1983                        4,368,105     3,396,115       971,990
1984                        4,855,580     3,721,380     1,134,200
1985                        4,884,110     3,708,610     1,175,500
1986                        5,606,980     4,256,390     1,350,590
1987                        5,799,830     4,204,010     1,595,820
1988                        6,142,420     4,264,730     1,877,690
1989                        6,641,820     4,705,320     1,936,500
1990                        6,971,180     4,719,730     2,251,450
1991                        6,873,890     4,584,480     2,289,430
1992                        6,513,880     3,960,120     2,533,760
1993                        6,124,230     3,764,520     2,359,710
1994                        6,430,000     3,998,000     2,432,000
1995                        6,634,000     3,978,000     2,656,000

- ------------------------
Source: Hawaii Visitors Bureau.

    Preliminary visitor arrival information from the Hawaii Visitors Bureau for the first quarter of 1996 compared to the first quarter of 1995 shows total visitor arrivals increased by 9.5% to approximately 1.75 million with westbound arrivals increasing by 4.4% to approximately 1.05 million and eastbound arrivals increasing by 18.2% to approximately 700,000. Westbound arrivals from California increased by 5.7%, while arrivals from Oregon and Washington decreased by 3.2% and 9.7%, respectively. Total visitors from Oahu to any neighbor island increased by 3.2%.

    Tourist counts have shown year over year improvements in 1994 and 1995. Local economists project moderate growth for the next two years, with the Hawaii tourism industry returning to pre-recession visitor counts in 1997. However, no assurance can be given that the level of tourism traffic to Hawaii will in fact return to pre-recession levels or that it will not decline in the future.

    Hawaii tourism is affected by the state of the economies of areas from which tourists to Hawaii typically originate, such as Japan and California. In addition, from time to time various external events such as the Persian Gulf War and the Kobe earthquake, as well as industry-specific problems such as strikes, may adversely effect tourism to Hawaii. Furthermore, factors such as the devaluation of the Mexican peso and Hurricane Iniki may cause other tourist destinations or opportunities to become more popular than Hawaii.

    INTERISLAND TRAVEL MARKET. Management estimates that approximately 70% of the Company's Interisland passengers are tourists. There is an upward trend in the number of islands that vacationers visit when in Hawaii. The Hawaii Visitors Bureau reports that in 1994 the total number of visitors traveling to multiple islands was up 5.7% over the same period in 1993. Kauai reported the largest gain due to recovery from Hurricane Iniki. The island of Hawaii experienced a slight lag in total visitors, but Maui showed an increase of 1.4% over 1993. In 1995, the total number of visitors traveling to multiple islands increased by 1.0% over 1994. Kauai, Molokai and Lanai showed increases of 5.2%, 7.9% and 15.9%, respectively. At the same time, Maui and the island of Hawaii experienced decreases of 2.1% and 0.3%, respectively.

    TRANSPAC TRAVEL MARKET. The following table presents total visitor arrivals to Hawaii:

                          HAWAII VISITOR ARRIVALS (1)

                                                                                    YEAR
                                          ----------------------------------------------------------------------------------------
                                            1988       1989       1990       1991       1992       1993       1994      1995 (2)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
California..............................      1,171      1,357      1,491      1,467      1,236      1,164      1,283       1,234
Other U.S. and Canada...................      2,619      2,899      2,732      2,702      2,190      2,083      2,239       2,265
Other Westbound.........................        475        449        497        416        554        517        476         479
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
Total Westbound.........................      4,265      4,705      4,720      4,585      3,980      3,764      3,998       3,978
Eastbound...............................      1,878      1,937      2,251      2,289      2,534      2,360      2,432       2,656
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
Total...................................      6,143      6,642      6,971      6,874      6,514      6,124      6,430       6,634
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------       -----

                                          COMPOUNDED ANNUAL GROWTH
                                                   RATES
                                          ------------------------
                                            1994-95      1991-95
                                          -----------  -----------
California..............................     (3.8)  %     (4.2)  %
Other U.S. and Canada...................      1.2         (4.3)
Other Westbound.........................      0.6          3.6
Total Westbound.........................     (0.5)        (3.5)
Eastbound...............................      9.2          3.8
Total...................................      3.2   %     (0.9)  %

- ------------------------
(1) In thousands. Based upon statistics published by the Hawaii Visitors Bureau.
(2) Preliminary.

OPERATIONS

    The Company's passenger airline business is its chief source of revenue. Scheduled passenger service consists of, on average, approximately 158 flights per day among the six major islands of the State of Hawaii (I.E., Interisland), daily service to Las Vegas and four key U.S. West Coast gateway cities (I.E., Transpac), and twice weekly service to Pago Pago, American Samoa and weekly service to Papeete, Tahiti (I.E., Southpac). The Company also provides charter service to Las Vegas.

  INTERISLAND OPERATIONS

    The entire Interisland market averages approximately nine million passengers annually. Management estimates approximately two-thirds of Interisland travelers are visitors to Hawaii while the balance are Hawaii residents. Residents rely on Interisland flights in much the same way as mainland residents rely on a state highway system. While there are several small commuter and air taxi companies that provide air transportation to airports that cannot be served with large aircraft, the Interisland market is serviced primarily by two carriers, Hawaiian Airlines and Aloha.

    The Company's Interisland operations provide service to seven airports on the six major Hawaiian islands of Oahu, Hawaii, Maui, Kauai, Molokai and Lanai. On August 1, 1993, the Company inaugurated the Hawaiian Airlines Island Shuttle, which offers flights departing between Oahu and Maui every half hour and between Oahu and Kauai every hour. At March 31, 1996, Hawaiian Airlines' Interisland fleet consisted of 13 DC-9 aircraft. During 1995, the Interisland passenger revenue represented approximately 35.2% of the Company's total operating revenues.

    The Company's primary competition in the Interisland market is Aloha, whose competitive position is strengthened by its marketing affiliation with United, the largest carrier of passengers to Hawaii. Aloha participates in United's frequent flyer program and also has a code sharing agreement with United. Aloha principally utilizes 16 Boeing 737 aircraft with a schedule that averages approximately 190 flights, which service the same basic Interisland routes as the Company. Hawaiian Airlines has approximately 158 Interisland flights per day.

    Mahalo commenced Interisland service from Honolulu to Kauai, Maui and Kona in October 1993. Mahalo later added service between Honolulu and Molokai. Mahalo utilizes six 46-passenger ATR-42 aircraft with an average schedule of approximately 65 daily flights. Statistical information regarding Mahalo is not available but management believes that, due to its limited capacity, Mahalo has not had a significant impact on the Interisland market.

    Until the late 1980s, Hawaiian Airlines held a leading share of the Interisland market. Following the Company's leveraged acquisition in 1989, the Company experienced a decline in its market share, due to customer service difficulties and management turnover, as well as a decline in its available seat miles. Hawaiian Airlines' RPM market share reached a low of 34.1% in October 1991. The Company subsequently implemented a number of operating strategies to improve its market share, including focusing on customer service, on-time performance and schedule and lift availability. The Company also strengthened its competitive position when it began participating in American's AAdvantage-Registered Trademark- frequent flyer program in 1994. Based on the Company's interpretation of certain available statistical information on Aloha and excluding the effects of Mahalo, the Company believes that these programs and improvements are the reason for an increase in its Interisland market share from the low of October 1991 to an average of 40.8%, 41.1% and 41.3% in 1993, 1994 and 1995, respectively. Similar statistics for the first quarter of 1996 showed that Hawaiian Airlines' RPM market share was 42.4% compared with 42.8% during the first quarter of 1995.

                           1996 INTERISLAND SCHEDULE

                                                                                              ONE WAY FLIGHT
                                                                                            SEGMENTS PER WEEK
                                                                                         ------------------------
ROUTES SERVED                                                               AIR MILEAGE   OFF-PEAK      PEAK(1)
- --------------------------------------------------------------------------  -----------  -----------  -----------
Honolulu -- Kahului, Maui.................................................         100          427          437
Honolulu -- Lihue, Kauai..................................................         102          222          244
Honolulu -- Kona, Hawaii..................................................         169          140          177
Honolulu -- Hilo, Hawaii..................................................         216          116          138
Honolulu -- Hoolehua, Molokai.............................................          54           10           10
Honolulu -- Lanai City, Lanai.............................................          73           10           10
Kahului, Maui -- Kona, Hawaii.............................................          90           28           35
Kahului, Maui -- Hilo, Hawaii.............................................         121           28           24
Lanai City, Lanai -- Hoolehua, Molokai....................................          28           10           10
Hilo, Hawaii -- Kona, Hawaii..............................................          62           14           18
                                                                                              -----        -----
      TOTAL...............................................................                    1,005        1,103

- ------------------------
(1) The peak periods are generally from June 1 to August 31 and December 16 to January 8.

  TRANSPAC OPERATIONS

    During 1995, the Company's Transpac operations served Las Vegas and the U.S. West Coast gateway cities of Los Angeles, San Francisco, Seattle and Portland. At March 31, 1996, eight DC-10 aircraft were used to service Transpac routes. In 1995, Transpac passenger revenues represented approximately 45.0% of the Company's total operating revenues.

    The Company primarily competes with major carriers such as United, Delta, Northwest and, to a lesser extent, Continental and American on its Transpac routes. In addition to the competition produced by the major carriers, 1995 saw continued competition from charter carriers in the Transpac market. The presence of charter carriers has placed additional downward pressure on fares.

    During 1995, Hawaiian Airlines flew approximately 967,000 passengers or 2.5 billion scheduled RPMs between Hawaii and the cities of Los Angeles, San Francisco, Seattle, Las Vegas and Portland. In addition, the Company flew approximately 27,000 passengers between Los Angeles and the cities of Portland and Las Vegas in 1995. Based on information filed with the DOT, the Company believes that during 1995, Hawaiian Airlines maintained 19% of both the available seat share and the passenger share and the position of second in market share, based on those factors, for scheduled service in the Transpac markets that it serves. The Company is the leading direct carrier between Honolulu and each of Las Vegas and Portland based on ASMs. The Company is also second in market share between Honolulu and Los Angeles, San Francisco and Seattle on a combined basis based on ASMs.

                             1996 TRANSPAC SCHEDULE

                                                                                                           ROUND-TRIP
                                                                                                           FLIGHTS PER
ROUTES SERVED                                                                              AIR MILEAGE        WEEK
- ----------------------------------------------------------------------------------------  -------------  ---------------
Honolulu -- Los Angeles.................................................................        2,556              21
Honolulu -- San Francisco...............................................................        2,396               7
Honolulu -- Seattle.....................................................................        2,677               7
Honolulu -- Portland....................................................................        2,603               5
Los Angeles -- Las Vegas (1)............................................................          236               7
Los Angeles -- Portland.................................................................          835               1
Honolulu -- Las Vegas (Charter).........................................................        2,762               6
                                                                                                                   --
      Total.............................................................................                           54

- ------------------------
(1) On a daily basis, Los Angeles -- Las Vegas service is operated as a tag to one of the three daily flights between Honolulu and Los Angeles, thereby providing Honolulu -- Las Vegas -- Honolulu one-stop service seven times per week. This service is in addition to the non-stop charter service between Honolulu and Las Vegas.

    The following table presents 1995 Transpac scheduled service market share statistics for the cities served by the Company.

                      1995 SCHEDULED SERVICE MARKET SHARE

                                LAX-HNL(1)    SFO-HNL(2)    PDX-HNL(3)     SEA-HNL(4)    HNL-LAS(5)     COMBINED
                               ------------  ------------  -------------  ------------  -------------  -----------
ONBOARD PASSENGERS:
  Hawaiian...................     467,302       182,269       107,869        184,828        24,346        966,614
  American...................     361,102       157,750             0              0             0        518,852
  Continental................     286,191       159,833             0              0             0        446,024
  Delta......................     720,741        11,380             0              0             0        732,121
  Northwest..................     338,861       165,345             0        311,807             0        816,013
  TWA (6)....................       3,234           348             0              0             0          3,582
  United.....................     737,234       802,143             0              0             0      1,539,377
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................   2,914,665     1,479,068       107,869        496,635        24,346      5,022,583
PERCENTAGE OF ONBOARD
 PASSENGERS:
  Hawaiian...................          16%           12%          100%            37%          100%            19%
  American...................          12            11             0              0             0             10
  Continental................          10            11             0              0             0              9
  Delta......................          25             1             0              0             0             15
  Northwest..................          12            11             0             63             0             16
  TWA........................           0             0             0              0             0              0
  United.....................          25            54             0              0             0             31
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................         100%          100%          100%           100%          100%           100%
AVAILABLE SEATS:
  Hawaiian...................     552,654       220,588       131,203        223,728        29,139      1,157,312
  American...................     420,015       210,708             0              0             0        630,723
  Continental................     343,250       207,274             0              0             0        550,524
  Delta......................     927,909        19,321             0              0             0        947,230
  Northwest..................     409,641       209,376             0        365,658             0        984,675
  TWA........................       3,957           433             0              0             0          4,390
  United.....................     873,288       953,660             0              0             0      1,826,948
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................   3,530,714     1,821,360       131,203        589,386        29,139      6,101,802
PERCENTAGE OF AVAILABLE
 SEATS:
  Hawaiian...................          16%           12%          100%            38%          100%            19%
  American...................          12            12             0              0             0             10
  Continental................          10            11             0              0             0              9
  Delta......................          26             1             0              0             0             16
  Northwest..................          11            12             0             62             0             16
  TWA........................           0             0             0              0             0              0
  United.....................          25            52             0              0             0             30
                               ------------  ------------  -------------  ------------  -------------  -----------
  TOTAL......................         100%          100%          100%           100%          100%           100%

- ------------------------------
(1) Between Los Angeles and Honolulu.

(2) Between San Francisco and Honolulu.

(3) Between Portland and Honolulu.

(4) Between Seattle and Honolulu.

(5) Non-stop between Las Vegas and Honolulu.

(6) Trans World Airlines, Inc.

    Source: Filings with the U.S. Department of Transportation on Form T-1

  SOUTHPAC OPERATIONS

    Hawaiian Airlines currently is the sole carrier providing direct air service from Honolulu to American Samoa and Tahiti. As a result of this lack of competition, fares are relatively stable throughout the year. Southpac routes are serviced with DC-10 aircraft. During 1995, Southpac passenger revenues represented approximately 5.6% of the Company's total operating revenues.

                             1996 SOUTHPAC SCHEDULE

                                                                                                  ROUND-TRIP
ROUTES SERVED                                                                    AIR MILEAGE   FLIGHTS PER WEEK
- ------------------------------------------------------------------------------  -------------  ----------------
Honolulu -- Pago Pago, American Samoa.........................................        2,611              2(1)
Honolulu -- Papeete, Tahiti...................................................        2,743              1
                                                                                                         -
  Total.......................................................................                           3

- ------------------------
    (1) During the peak period, generally June 1 to August 31 and December 16 to January 8, the Company intends to operate three round-trip flights per week to Pago Pago, American Samoa.

  OVERSEAS CHARTER

    In addition to its regularly scheduled service to Las Vegas, Nevada, in January 1995, the Company commenced, in association with a Hawaii tour operator, charter service to Las Vegas. The Company operates six charter flights per week utilizing DC-10 aircraft. The Company's overseas charter operation produced 6.4% of the Company's total revenues in 1995.

AIRCRAFT FUEL

    Aviation fuel is a significant expense for any air carrier and even marginal changes in fuel prices can greatly impact a carrier's profitability. The following table sets forth Hawaiian Airlines' aviation fuel consumption and cost for each of the periods indicated:

                                                                                     TOTAL COST,      AVERAGE       % OF
                                                                         GALLONS      INCLUDING      COST PER     OPERATING
PERIOD                                                                  CONSUMED        TAXES         GALLON      EXPENSES
- ---------------------------------------------------------------------  -----------  --------------  -----------  -----------
                                                                             (IN THOUSANDS)
Quarter ended March 31:
  1996...............................................................      24,001     $   16,950     $   0.706         18.1%
  1995...............................................................      20,404         12,385         0.607         14.9
Year ended December 31:
  1995...............................................................      92,167     $   56,463     $   0.613         16.2%
  1994...............................................................      78,180         47,457         0.607         14.9
  1993...............................................................      74,939         49,570         0.661         15.0

    The single most important factor affecting petroleum product prices, including the price of aviation fuel, continues to be the actions of the OPEC countries in setting targets for the production and pricing of crude oil. In addition, aviation fuel prices are affected by the markets for heating oil, diesel fuel, automotive gasoline and natural gas. All petroleum product prices continue to be subject to unpredictable economic, political and market factors. Also, the balance among supply, demand and price has become more reactive to world market conditions. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, continue to be unpredictable. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. A one cent change in the cost per gallon of fuel has an impact on the Company's operating expenses of approximately $80,000 per month (based on first quarter 1996 consumption). Changes in fuel prices may have a greater impact on the Company than certain of its Transpac competitors with more modern, fuel efficient aircraft.

    In 1993, new taxes were placed on the production of certain fuels based on their energy content. The airlines industry received a two year moratorium from the effects of such taxes. In October 1995, the industry, and therefore the Company, became subject to an additional 4.3 cents per gallon tax which may result in as much as $3.5 to $4.0 million per year in additional fuel expense to the Company (based on 1995 consumption). Based on gallons consumed in the first quarter of 1996, the Company incurred $1.1 million more in fuel taxes in the first quarter of 1996 than in the first quarter of 1995.

The Company cannot predict whether or to what extent it has been or will be able to pass on such additional costs to its customers. Legislation to repeal the tax has been approved by the U.S. House of Representatives and is pending in the Senate. No assurance can be given that the tax will be repealed.

    Although Hawaiian Airlines has contracts with several different fuel suppliers, almost all of its aviation fuel is purchased from Northwest pursuant to an agreement between the two companies which renews automatically on December 31 of each year unless canceled by either of the parties with 90 days' notice. This agreement requires Northwest to provide Hawaiian Airlines with aviation fuel at Northwest's actual acquisition cost without markup for profit and with reimbursement only for out-of-pocket costs. Hawaiian Airlines is prohibited from reselling such fuel. In case of shortages, Northwest will provide fuel to its own fleet first and then a portion of the remaining fuel available, if any, will be allocated between Hawaiian Airlines and any other applicable airlines. Hawaiian Airlines paid Northwest approximately $44.1 million, $43.9 million and $53.0 million for the fuel supplied under this agreement in 1993, 1994 and 1995, respectively.

EMPLOYEES

    During the month of March 1996, Hawaiian Airlines employed 2,401 employees, of which 2,049 were employed on a full-time basis. The majority of Hawaiian Airlines' employees are covered by labor agreements with IAM, ALPA, AFA, TWU and the Communications Section Employees Union. The Company believes that it maintains good relations with its employees.

    In connection with the AIP Investment, in January 1996 IAM, ALPA, AFA, TWU and the Communications Section Employees Union ratified modifications to their respective collective bargaining agreements. The unions agreed to certain economic concessions, which include cancellation of certain scheduled pay increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Status -- Recapitalization."

PROPERTIES

    The Company leases office space for its headquarters, airport facilities, ticket offices and certain ground equipment in varying terms to 2008.

    The Company's fleet consists of nine DC-10-10 and 13 DC-9-50 aircraft. All of the Company's aircraft are leased except for two DC-9s that are owned by the Company. Of the DC-10s, six are leased under the Aircraft Lease Agreement, which is an operating lease that expires in 2001. A seventh DC-10 aircraft was leased in May 1996 under an operating lease with substantially similar terms and the same expiration date as the Aircraft Lease Agreement. Two DC-10s are leased under short-term operating leases, one of which expires in December 1996 and the other of which expires at the earlier of May 1997 or when 2,600 hours remain until the next FAA mandated major overhaul (IE, a C-check) is scheduled. American has the option to terminate either of the two short-term leases with 30 days' written notice to the Company. Between May and November 1996, American will perform C-checks on the six aircraft leased pursuant to the Aircraft Lease Agreement, one aircraft at a time. During this period, one aircraft will be out of service at all times so that the Company will be operating eight DC-10s. Of the leased DC-9s (including related flight equipment), seven are leased under operating leases and four are leased under capital leases that expire at various times through the year 2004.

    The following table sets forth certain information regarding the Company's aircraft fleet:

                                                                               LEASE                       NEXT
               OWNED/                                                        EXPIRATION    DATE OF      SCHEDULED
 AIRCRAFT      LEASED                          LESSOR                           DATE     MANUFACTURE   MAJOR CHECK      STAGE (1)
- -----------  -----------  -------------------------------------------------  ----------  ------------  ------------  ---------------
DC-9-50         Owned     N/A                                                   N/A        12/19/75        7/00                 2
DC-9-50         Owned     N/A                                                   N/A        8/25/78         7/03                 2
DC-9-50        Leased     GPA Finance Limited                                 11/5/00      1/27/81         6/97                 2
DC-9-50        Leased     GPA Finance Limited                                 4/28/00      4/18/79        10/02                 2
DC-9-50        Leased     GPA Finance Limited                                  4/4/00      6/21/77         5/02                 2
DC-9-50        Leased     AeroUSA, Inc.                                       5/31/00       5/2/79         8/00                 2
DC-9-50        Leased     USL Capital Corporation                              2/1/04      3/10/76         5/01                 2
DC-9-50        Leased     Scandinavian Airlines of North America, Inc.        3/31/99      11/19/75        5/03                 2
DC-9-50        Leased     Aircraft Income Partners L.P. (2)                   11/30/99     9/29/76         9/96                 2
DC-9-50        Leased     BA Leasing & Capital Corporation                     6/1/00      8/25/78        11/97                 2
DC-9-50        Leased     Security Pacific Equipment Leasing, Inc.             6/1/00      12/18/76        5/00                 2
DC-9-50        Leased     Security Pacific Equipment Leasing, Inc.             6/1/00      12/3/77         8/02                 2
DC-9-50        Leased     Protective Life Insurance Company                    3/1/00       2/4/77        12/02                 2
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      7/14/72         8/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      8/12/72         6/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      9/18/72         9/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      1/12/72         7/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      10/13/72        5/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      11/19/71        6/96                 3
DC-10-10       Leased     American Airlines, Inc.                             9/11/01      11/16/72        5/98                 3
DC-10-10       Leased     American Airlines, Inc.                             12/15/96     5/10/72         3/97                 3
DC-10-10       Leased     American Airlines, Inc.                               (3)        6/25/75         5/97                 3

- ------------------------
(1) See "Business -- Regulatory Matters -- Maintenance Directives and Other Regulations."

(2) Not affiliated with AIP.

(3) Earlier of May 1997 or next scheduled C-Check.

COMPETITION

    The airline industry is highly competitive and susceptible to price discounting, primarily due to the effects of the Transportation Act, which has substantially eliminated government authority to regulate domestic routes and fares, and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Airline profit levels are highly sensitive to, and from 1990 to 1992 were severely impacted by, adverse changes in fuel costs, average yield and passenger demand. The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on U.S. airlines. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. In some cases, the new entrants have initiated or triggered price discounting. The commencement of service by new carriers on the Company's routes could negatively impact the Company's operating results. Many of the Company's competitors are larger and have substantially greater resources than the Company. Competing airlines have, and may in the future, undercut the Company's fares and increase capacity on routes beyond market demand in order to increase their market shares. Such activity by other airlines could reduce fares or passenger traffic to levels where profitable operations could not be achieved. Due to its smaller size and limited liquidity, the Company may be less able to withstand aggressive marketing tactics or a prolonged fare war initiated by its competitors.

    Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

    Airlines are subject to a high degree of financial and operating leverage. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenues generated from a particular flight are directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue (if not offset by higher fares), it may result in a disproportionately greater decrease in profits. However, an increase in the number of passengers carried would have the opposite effect.

    The airline industry is highly sensitive to general economic conditions. Because a substantial portion of airline travel, both personal and to a lesser extent business, is discretionary, the industry tends to experience severely adverse financial results during general economic downturns. The operating and financial results of the Company may be negatively impacted by any downturn in national or regional economic conditions in the United States, particularly
California, and certain Asian countries, particularly Japan. Any prolonged general reduction in airline passenger traffic may adversely affect the Company. The airline industry is characterized by low gross profit margins and revenues that vary to a substantially greater degree than do the related costs. Accordingly, a significant shortfall from expected revenue levels could have a material adverse affect on the Company's operations.

    The Company's primary competition on its Interisland routes is Aloha, whose competitive position is strengthened by its marketing affiliation with United. Aloha participates in United's frequent flyer program and also has a code sharing agreement with United. Aloha principally utilizes 16 Boeing 737 aircraft with a schedule that averages approximately 190 flights which service the same basic Interisland routes that the Company serves with approximately 158 flights. The Company believes that Interisland competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and aircraft type. Until the late 1980s, Hawaiian Airlines held a leading share of the Interisland market but following the Company's leveraged acquisition in 1989, the Company's RPM market share declined to an estimated low of 34.1% in October 1991. The Company subsequently implemented a number of operating strategies to improve its market share, including focusing on customer service, on-time performance and schedule and lift availability. The Company also strengthened its competitive position when it began participating in American's AAdvantage-Registered Trademark-frequent flyer program in 1994. Based on the Company's interpretation of certain statistical information on Aloha and excluding the effects of Mahalo, the Company believes that these programs and improvements are the reason for an increase in its Interisland RPM market share to an estimated average of 41.3% in 1995. See "Operations -- Interisland Operations" above.

    The Company competes on its Transpac routes primarily with United, Delta and Northwest and to a lesser extent with Continental and American, all of which are larger and have substantially greater name recognition and resources than the Company. The Company also experiences competition from various charter operators. The Company believes that Transpac competition is primarily based on fare levels, flight frequency, on-time performance and reliability, name recognition, frequent flyer programs, customer service and in-flight service. During 1995, Hawaiian Airlines flew approximately 967,000 passengers or 2.5 billion scheduled RPMs between Hawaii and the cities of Los Angeles, San Francisco, Seattle, Las Vegas and Portland. In addition, the Company flew approximately 27,000 passengers between Los Angeles and the cities of Portland and Las Vegas in 1995. Based on information obtained from the State of Hawaii Department of Transportation, the Company believes that based on the number of flights during peak seasonal travel periods in 1995, the Company maintained 14.3% and 12.3% of the total passenger market from U.S. gateway cities into Honolulu and the State of Hawaii, respectively. The Company is the leading direct carrier between Honolulu and each of Las Vegas and Portland based on ASMs. The Company is also second in market share between Honolulu and Los Angeles, San Francisco and Seattle on a combined basis based on ASMs.

    Charter carriers that compete against the Company's Transpac operations include American Transair and Rich International Airways. This competition is greatest during the summer. Based on currently available information, the Company expects that American Transair and Rich International Airways will operate approximately 33 round trip flights per week between Hawaii and the West Coast (San Francisco and Los Angeles) during the summer of 1996. The Company believes that the number of charter flights to be flown during summer 1996 is lower than the number of charter flights flown during the two previous summer seasons. The availability of charter flights to Hawaii results in reduced demand for the Company's flights and lowers yields during the high summer season. Charter carriers' competitive position is enhanced by contractual relationships with tour operators.

    Recent announcements of capacity increases to Hawaii by domestic carriers may affect pricing levels on the Company's Transpac routes. Charter carriers have increased capacity from secondary markets in the western portion of the United States and United has scheduled an additional 9,000 seats per week from Japan and the U.S. mainland, with the bulk of that capacity dedicated to its San Francisco and Los Angeles routes. Subsequent announcements by United of direct service from Los Angeles to Kona and Maui are believed to be in addition to the 9,000 seats mentioned above. The increasing presence of charter carriers and United's expanded capacity are examples of the competitive pricing and capacity issues facing the Company in the future. Management is not able to predict the impact of these competitive pressures on the Company's operations.

    The following table sets forth the number of non-stop round trip flights per week flown by the Company and each of its competitors that offer scheduled service from the West Coast, including Las Vegas, to Hawaii, including the neighbor islands, based on the summer schedule effective as of mid-June 1996, which includes the additional flights recently added by United:

BETWEEN HAWAII AND:                                                  HAWAIIAN       AMERICAN       CONTINENTAL       DELTA
- -----------------------------------------------------------------  -------------  -------------  ---------------     -----
Las Vegas........................................................            6         --              --             --
Los Angeles (1)..................................................           21             14              14             42
Portland.........................................................            5         --              --             --
San Francisco (2)................................................            7              7               7              7
Seattle..........................................................            7         --              --             --
                                                                            --             --              --             --
  Total..........................................................           46             21              21             49

BETWEEN HAWAII AND:                                                   NORTHWEST       UNITED
- -----------------------------------------------------------------  ---------------  -----------
Las Vegas........................................................        --             --
Los Angeles (1)..................................................            14             42
Portland.........................................................        --             --
San Francisco (2)................................................             7             49
Seattle..........................................................            14         --
                                                                             --             --
  Total..........................................................            35             91

- ------------------------
(1) American Transair and Rich International Airways operate 12 and seven, respectively, round trip charter flights per week between Los Angeles and Hawaii.

(2) American Transair and Rich International Airways both operate seven round trip charter flights per week between San Francisco and Hawaii.

    See "Operations -- Transpac Operations" above for Transpac scheduled service market share statistics for the cities served by the Company.

    There is currently no competitor providing direct service on the Company's Southpac routes or direct charter service between Hawaii and Las Vegas.

REGULATORY MATTERS

    GENERAL. As a certificated air carrier, Hawaiian Airlines is subject to the regulatory jurisdiction of the DOT and the FAA. The DOT has jurisdiction over certain aviation matters such as the carrier's certificate of public convenience and necessity, international routes and fares, consumer protection policies, including baggage liability and denied-boarding compensation, and unfair competitive practices as set forth in the Transportation Act. Hawaiian Airlines and all other domestic airlines are subject to regulation by the FAA under the Transportation Act. The FAA has regulatory jurisdiction over flight operations generally, including equipment, ground facilities, security systems, maintenance and other safety matters. To assure compliance with its operational standards, the FAA requires air carriers to obtain operations, air worthiness and other certificates which may be suspended or revoked for cause. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of aviation safety and security regulations. Hawaiian Airlines, as are other carriers, is subject to inspections by the FAA in the normal course of its business on a routine ongoing basis. Hawaiian Airlines operates under a Certificate of Public Convenience and Necessity issued by the DOT (authorizing it to provide commercial aircraft service) as well as a Part 121 Scheduled Carrier Operating Certificate issued by the FAA.

    LIMITATION ON FOREIGN OWNERSHIP OF SHARES. The Transportation Act prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier. The Articles of Incorporation provide that the ownership or control of more than 25% (to be increased or decreased from time to time to that percentage permissible under the laws of the United States) of issued and outstanding voting capital stock of the Corporation by persons who are not "citizens of the United States" is prohibited. As of the Record Date, less than 6% of the Common Stock was known to be held by non-U.S. citizens.

    MAINTENANCE DIRECTIVES AND OTHER REGULATIONS. In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. The Company expects to continue to incur substantial expenditures for the purpose of complying with these new regulations. See Note 13 to the financial statements appearing elsewhere in this Prospectus. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for example, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect the Company.

    The FAA frequently issues air worthiness directives, often in response to specific incidents or reports by operators or manufacturers, requiring operators of specified equipment to perform prescribed inspections, repairs or modifications within stated time periods or numbers of cycles. Hawaiian Airlines has developed extensive maintenance programs which consist of a series of phased checks of each aircraft type. These checks are performed at specified intervals measured either by time flown or by the number of takeoffs and landings ("cycles") performed. Checks range from daily "walk around" inspections, to more involved overnight maintenance checks, to exhaustive and time consuming overhauls. Aircraft engines are subject to phased, or continuous, maintenance programs designed to detect and remedy potential problems before they occur. The service lives of certain parts and components of both airframe and engines are time or cycle controlled. Parts and other components are replaced or overhauled prior to the expiration of their time or cycle limits. The FAA approves all airline maintenance programs, including changes to the programs. In addition, the FAA licenses the mechanics who perform the inspections and repairs, as well as the inspectors who monitor the work.

    Hawaiian Airlines believes that it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates would have a materially adverse effect upon the Company.

    Several aspects of airlines' operations are subject to regulation or oversight by Federal agencies other than the FAA and DOT. The antitrust laws are enforced by the U.S. Department of Justice. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by the Company's cargo services. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act. The Company and other airlines certificated prior to October 24, 1978 are also subject to preferential hiring rights granted by the Deregulation Act to certain airline employees who have been furloughed or terminated (other than for cause).

    In 1990, Congress passed legislation phasing out the use of Stage 2 aircraft in the U.S. by December 31, 1999, with the possibility of certain waivers until December 31, 2003 when full phase-out is required. Congress provided an exemption for air carriers operating in Hawaii, or between a place in Hawaii and a place outside the forty-eight contiguous states, to operate as many Stage 2 aircraft of a certain weight as they operated on November 5, 1990. Any air carrier that provided "turnaround service" (as defined in the legislation) in Hawaii on November 5, 1990 may include in the number of Stage 2 aircraft under the exemption all Stage 2 aircraft that it owned or leased on November 5, 1990, whether or not the aircraft were operated by the carrier on that date. However, an air carrier may provide flights between places only in Hawaii using Stage 2 aircraft only if the carrier provided the service on November 5, 1990. These exemptions restrict air carriers other than the Company and Aloha from operating Stage 2 aircraft in Hawaii. Since Stage 2 aircraft are less expensive to acquire than Stage 3 aircraft, the Company believes that this exemption provides limited protection against the entry of another carrier, which would have to operate an all Stage 3 fleet. This advantage is partially offset by the fact that Stage 3 aircraft are generally less expensive to operate and maintain, as well as the fact that in any event over time, carriers will move toward having an all Stage 3 fleet.


    TICKET AND CARGO TAX. Prior to 1996, the airline industry was subject to a 10% excise tax on each ticket sold (other than Transpac flights), a 6.25% cargo excise tax and a $6 international departure tax (including Transpac flights). Efforts are underway to encourage Congress to re-enact legislation authorizing these excise taxes or to impose user fees in lieu of such taxes. The Senate has approved a bill to reinstate the excise taxes, and it is reported that House and Senate negotiators have agreed in principle to reinstate the excise taxes. If the excise taxes are reinstated or user fees are implemented, the Company would either have to absorb the excise taxes or user fees, which would adversely affect operating results, or raise ticket prices and cargo transportation fees in order to offset the excise taxes or user fees. If the Company were to raise ticket prices and cargo transportation fees, there is no assurance that the Company would be able to maintain such increases or that operating results would not be adversely affected by the increases.


CLAIMS AND LITIGATION

    Four claims remain asserted against the Company for alleged prepetition and/or administrative claims on or before the Effective Date of the Plan of Reorganization. Management believes that the Company has established adequate reserves for these bankruptcy related claims.

    Under the Plan of Reorganization, the Company was to issue 9,400,000 shares of its common stock to all of the unsecured creditors of the Predecessor Company with claims allowed under the Plan of Reorganization. As each disputed claim is resolved, the creditor holding such claim will receive a distribution of stock. As of July 3, 1996, 8,954,824 of the 9,400,000 shares had been issued and the Company anticipates issuing approximately 45,000 additional shares under the Plan of Reorganization by late 1996 in satisfaction of certain disputed bankruptcy claims outstanding as of December 31, 1995. Any shares withheld in excess of the amount distributed to the holders of such claims will be held until all disputed claims have been resolved. The disputed claims consist of an aggregate of $492,000 for alleged prepetition violations asserted by various governmental agencies and $5.2 million for damages arising from the return of aircraft asserted by the Federal Deposit Insurance Corporation, as receiver. Upon resolution of all disputed claims, there will be a final distribution of any remaining withheld shares to all general unsecured creditors of the Predecessor Company on a pro rata basis.

    In addition, the Company is a party to several other claims and legal actions. In the opinion of management, and after consultation with legal counsel, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's operations or financial condition.

                                   MANAGEMENT

DIRECTORS

    The following  eleven  Directors comprise  the  Board of  Directors  of  the
Company:

    JOHN W. ADAMS, 52, has been Chairman of the Board since February 2, 1996. He has been the President of Smith Management Company, a New York based investment firm since 1984. He has been Chairman of the Board of Directors of Regency Health Services, Inc. since 1994. He is also Chairman of the Board of Servico, Inc. and a director of Harvard Industries, Inc. He has been a director of Hawaiian Airlines since January 31, 1996.

    TODD G. COLE, 75, was Chairman and Chief Executive Officer of CIT Financial Corporation from 1982 until his retirement in 1986. He has served as Managing Director of SH&E, Inc., a consulting firm specializing in aviation from 1992 until 1995, President and Chief Executive Officer of Frontier Airlines, Inc. D.I.P. from 1986 until 1990 and Vice Chairman of Eastern Airlines, Inc. D.I.P. from 1989 until 1991. He is Vice Chairman of CapMAC Holdings, Inc. and is a Director of Kaiser Ventures, Inc., NAC Re Corporation, Delta Insurance Corporation, Dillon Read Structured Finance Corporation and Arrow Air, Inc. He has been a director of Hawaiian Airlines since 1994 and is a member of the Audit Committee.

    RICHARD F. CONWAY, 42, has been Vice President of Smith Management Company since 1994. He was Senior Vice President of Needham & Company, a New York based investment banking firm from 1992 until 1994 and he was Vice President of Security Pacific Merchant Bank from 1990 until 1991. He is a director of Inland Resources, Inc. He has been a director of Hawaiian Airlines since January 31, 1996 and is the Chairman of the Nominating Committee and a member of the Compensation Committee.

    ROBERT G. COO, 54, has been an independent financial consultant since 1995. He was Vice President, Chief Financial Officer and Secretary of Pengo Industries, Inc., an industrial holding company, from 1990 until 1995. He is a director of First National Bank in San Diego, California and of Regency Health Services, Inc. in Tustin, California. He has been a director of Hawaiian Airlines since January 31, 1996 and is the Chairman of the Audit Committee and a member of the Nominating Committee.

    CAROL A. FUKUNAGA, 48, has been a Hawaii State Senator since 1992. She was a Hawaii State House of Representative from 1978 until 1992. She has been a director of Hawaiian Airlines since 1991 and is a member of the Nominating Committee.

    WILLIAM BOYCE LUM, 58, is a psychologist and an attorney. He has been on the faculty and a training analyst with the Institute for Psychoanalysis and Psychotherapy of New Jersey since 1988. He has been Of Counsel with the law firm of Lum, Danzis, Drasco, Positan & Kleinberg in Roseland, New Jersey since 1981. He was a director of The Summit Bancorporation from 1981 until 1996. He has been a director of Hawaiian Airlines since January 31, 1996.

    RICHARD K. MATROS, 42, has been Chief Executive Officer and President of Regency Health Services, Inc. since April 1994. He was Chief Executive Officer and President of Care Enterprises, Inc. from January 1994 until April 1994, at which time Care Enterprises, Inc. was merged into Regency Health Care Services, Inc. He was President and Chief Operating Officer of Care Enterprises, Inc. from 1991 until January 1994 and Executive Vice President of Operations of Care Enterprises, Inc. from 1988 until 1991. He has been President of the California Association of Health Facilities since 1995. He has been a director of Hawaiian Airlines since January 31, 1996 and is the Chairman of the Compensation Committee.

    RENO F. MORELLA, 47, has been a pilot for Hawaiian Airlines since 1978. He is currently a Captain for DC-10 aircraft. He has been Chairman of the Hawaiian Master Executive Council of ALPA since 1994. He was the First Officer Category Representative for Council 102 of ALPA from 1993 until 1994. He has been a director of Hawaiian Airlines since March 1, 1996.

    BRUCE R. NOBLES, 49, has been the President and Chief Executive Officer of Hawaiian Airlines since 1993. He was Chairman of the Board of Hawaiian Airlines from September 1994 until February 1996. In 1991 he was President and Chief Executive Officer of L'Express, Inc. in New Orleans, Louisiana. He was President and Chief Operating Officer of Trump Shuttle, Inc. in New York, New York from 1988 until 1990. He has been a director of Hawaiian Airlines since 1993.

    SAMSON POOMAIHEALANI, 55, is a ramp serviceman for United who has been on a leave of absence since 1987. He began working at United in 1963. He has been the Assistant General Chairman of the Airline Machinists District 141 of the IAM since 1987, a director of Hawaiian Airlines since 1990 and is a member of the Compensation Committee.

    EDWARD Z. SAFADY, 39, has been a Vice President of Smith Management Company since October 1995. He was President and Chief Executive Officer of Liberty National Bank in Austin, Texas from 1988 until 1995. He currently serves as Chairman of the Board of Norwest Bank Texas in Austin, Texas. He is also Chairman of the Board of First National Bank in San Diego, California and a director of U.S. Medical Products, Inc. He has been a director of Hawaiian Airlines since January 31, 1996 and is a member of the Audit Committee.

EXECUTIVE OFFICERS

    The  following  eleven  officers  comprise  the  Executive  Officers  of the
Company:

    BRUCE R. NOBLES, 49, has been the President and Chief Executive Officer of Hawaiian Airlines since 1993. See description in "Directors" above for other principal occupations during the past five years.

    MICHAEL J. MCQUAY, 47, has been Executive Vice President-Operations and Chief Operating Officer of Hawaiian Airlines since June 15, 1996. He was employed by Continental from 1971 to 1996, where he was Vice President of Hub Operations from 1994 until 1996, Vice President of Maintenance from 1992 until 1994 and Vice President of Customer Service, Sales and Support from 1990 until 1992.

    JOHN L. GARIBALDI, 43, has been Executive Vice President and Chief Financial Officer of Hawaiian Airlines since May 1, 1996. He was Vice President and Chief Financial Officer for The Queen's Health Systems from 1992 until 1996 and Senior Vice President-Finance and Planning and Chief Financial Officer for Aloha Airgroup, Inc./Aloha Airlines, Inc. from 1985 until 1992.

    PETER W. JENKINS, 55, has been Senior Vice President-Marketing and Sales for Hawaiian Airlines since 1994. He was the Director of Communications at ITT Sheraton Corporation from 1987 until 1994 in Honolulu, Hawaii.

    RAE A. CAPPS, 44, has been Vice President, General Counsel and Corporate Secretary of Hawaiian Airlines since 1993. She was an attorney at the law firm of Goodsill Anderson Quinn & Stifel in Honolulu, Hawaii from 1990 until 1993.

    CLARENCE K. LYMAN, 50, has been Vice President-Finance, Treasurer and Assistant Corporate Secretary of Hawaiian Airlines since 1991. He was Vice President-Treasurer and Assistant Corporate Secretary of the Company from 1989 until 1991.

    ALEXANDER D. JAMILE, 56, has been Vice President-Government and Community Affairs of Hawaiian Airlines since 1993. He was Vice
President-Administration/Governmental and Community Affairs of the Company from 1992 until 1993. From 1987 until 1992, he was Director-Operations at Young Bros., Ltd. in Honolulu, Hawaii.

    JOHN P. SOLOMITO, 58, has been Vice President-Customer Services of Hawaiian Airlines since 1992. He was the General Manager of Pan American World Airways, Inc. in Los Angeles, California from 1988 until 1992.

    JAMES H. DAVIS, JR., 58, has been Vice President-Flight Operations of Hawaiian Airlines since 1995. He was Vice President of Operations of Hawaii Aviation Contract Services, Inc. from 1990 until 1994. He has been a pilot for Hawaiian Airlines since 1968, and was also the DC-10 Chief Pilot of Japan Air Charter from 1990 until 1994 (when on leave of absence from the Company).

    GLEN L. STEWART, 53, has been Vice President-Transpacific and Southpacific Marketing of Hawaiian Airlines since 1993. He was Senior Vice
President-Transpacific of the Company from 1991 to 1993, Senior Vice President-North American Sales of the Company in 1991 and Senior Vice President-Finance and Chief Financial Officer of Hawaiian Airlines from 1989 until 1991.

    GLENN G. TANIGUCHI, 53, has been Vice President-Schedule Planning and Reservations of Hawaiian Airlines since 1995. He was Staff Vice President-Schedule Planning and Reservations for the Company from 1991 until 1995 and Director-Schedule Planning and Reservations of the Company from 1986 until 1991.

    The Company's former Chief Operating Officer, Frank L. Forster, retired in June 1996 and was succeeded by Mr. McQuay. The Company's former Chief Financial Officer, C.J. David Davies, retired in May 1996 and was succeeded by Mr. Garibaldi.

    All officers are appointed annually by the Board of Directors at the Board of Directors' first meeting after the annual meeting of the shareholders at which the Board of Directors is elected. No executive officer or director of the Company bears any relationship by blood, marriage or adoption to any other executive officer or director, except for Mr. Adams and Mr. Coo, who are related through marriage.

    In September 1993, the Company, HAL, INC. and West Maui Airport, Inc. filed a voluntary petition of relief under Chapter 11. At the time or within two years before the time of the Chapter 11 filing, the present executive officers of the Company except Messrs. Garibaldi, Forster, Jenkins, Taniguchi and Davis were executive officers of the Company, HAL, INC. and/or West Maui Airport, Inc. and Messrs. Nobles and Poomaihealani and Ms. Fukunaga were directors of the Company, HAL, INC. and/or West Maui Airport, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Two of the Company's directors, Messrs. John W. Adams and Richard F. Conway, are executive officers of the general partner of AIP and Mr. Adams is the sole stockholder of the general partner. In the AIP Investment, AIP acquired 18,181,818 shares of Common Stock and four shares of special preferred stock at a price of $1.10, which was a substantial discount to the then-market price of the Common Stock. Pursuant to the Bylaws, AIP has the right to nominate six of the 11 nominees to stand from time to time for election to the Company's Board of Directors. See "Principal Shareholders -- Control of the Board of Directors" and "Description of Capital Stock -- Preferred Stock."

    As part of the AIP Investment, AIP received registration rights that entitle AIP, on up to two occasions, to require the Company to use its best efforts to register all or any portion of AIP's shares under the Securities Act at the Company's expense. In addition, if the Company registers any other shares of its common stock for public sale under the Securities Act at any time prior to January 2006, AIP would have the right to include shares in the registration.

    The Company has agreed to extend loans to the 11 Holders of Options, all but two of whom are executive officers of the Company, to enable such Holders to exercise the Options. Assuming that each such Holder borrows money from the Company to pay the aggregate Subscription Price with respect to all of his Options, the principal amount to be loaned to any executive officer where such amount would exceed $60,000 and the principal amount to be loaned to all executive officers as a group would be as follows:


Bruce R. Nobles................................................  $  975,000
Michael J. McQuay..............................................     162,500
John L. Garibaldi..............................................     186,875
Peter W. Jenkins...............................................     130,000
Clarence K. Lyman..............................................     162,500
All executive officers as a group (9 persons)..................   1,714,375


    In addition, the Company will loan the holders the Withholding Amount that each holder will be required to pay upon the exercise of his or her Options.

    Each loan will be evidenced by a promissory note delivered to the Company by the Option Holder to whom the loan is made, which note will be fully recourse and secured by the Rights Shares issued to such Option Holder. Each note will bear interest at a variable rate equal to the prime rate in effect from time to time and will be due and payable upon the earlier of (i) the date that the Option Holder sells the Rights Shares securing the note or (ii) the expiration date of such Holder's options under the 1994 Stock Option Plan. All such options expire in 2005 except for those of Mr. Garibaldi, which expire in 2006. Because Mr. McQuay does not hold any options under the 1994 Stock Option Plan, his note will be due and payable upon the earlier of (i) the date that he sells his Rights Shares or (ii) the tenth anniversary of the Expiration Date. The notes may be prepaid in whole or in part at any time without penalty.


    Certain of the directors of the Company may purchase shares of Common Stock in the Investor Offering.

                             PRINCIPAL SHAREHOLDERS

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information relating to the beneficial ownership, as of July 3, 1996, of the Company's voting stock of each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, Series B Special Preferred Stock, Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock. This table also lists the beneficial ownership, as of July 3, 1996, of the Company's Common Stock by each of the directors, by each of the named executive officers, and by all directors and executive officers as a group.

                                                     NUMBER OF SHARES
NAME AND ADDRESS (1)                                        (2)                       PERCENT AND CLASS OF STOCK
- --------------------------------------------------  -------------------   --------------------------------------------------
AIP General Partner, Inc. ........................           18,181,818(3)               68.9% of Common Stock
 885 Third Avenue                                               (3)   4        100% of Series B Special Preferred Stock
 34th Floor
 New York, New York 10022
Airline Investors Partnership, L.P. ..............           18,181,818(3)               68.9% of Common Stock
 885 Third Avenue                                               (3)   4        100% of Series B Special Preferred Stock
 34th Floor
 New York, New York 10022
Association of Flight Attendants .................                    1        100% of Series C Special Preferred Stock
 National Office
 1625 Massachusetts Avenue, N.W.
 Washington, D.C. 20036
International Association of Machinists ..........                    1        100% of Series D Special Preferred Stock
 and Aerospace Workers
 1001 Dillingham Boulevard, Ste 204
 Honolulu, Hawaii 96817
Hawaiian Master Executive Council ................                    1        100% of Series E Special Preferred Stock
 c/o Airline Pilots Association
 5959 West Century Boulevard, Ste 576
 Los Angeles, California 90045
 Attn: Master Chairman, Hawaiian MEC
John W. Adams.....................................           18,181,818(3)               68.9% of Common Stock
                                                                (3)   4        100% of Series B Special Preferred Stock
Todd G. Cole......................................                   --                           --
Richard F. Conway.................................                   --                           --
Robert G. Coo.....................................                   --                           --
Carol A. Fukunaga.................................                   --                           --
William Boyce Lum.................................                   --                           --
Richard K. Matros.................................                   --                           --
Reno F. Morella...................................              (42,141)(5)                   Common Stock*
Bruce R. Nobles...................................              304,343(6)(5)               1.1 % of Common Stock
Samson Poomaihealani..............................                   --                           --
Edward Z. Safady..................................                   --                           --
Peter W. Jenkins..................................              (40,0007)                   Common Stock*
John L. Garibaldi.................................              (8)  --                     Common Stock*
Michael J. McQuay.................................              (91,000)                    Common Stock*
Clarence K. Lyman.................................              (51,67110)(5)                   Common Stock*
All directors and executive officers .............           18,620,404(11)(5)               69.4% of Common Stock
 as a group including those named
 above (21 persons)

- ------------------------
 (1) The address of each of the executive officers and directors is 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

 (2) Each executive officer and director has sole voting and investment power with respect to the shares listed after his or her name except for shares issued to the Hawaiian Airlines, Inc. 401(k) Savings Plan (the "Savings Plan"), and the Hawaiian Airlines, Inc. Pilots' 401(k) Plan (the "Pilots' Plan") or as otherwise indicated below. The shares owned by each person, or by the group, and the shares included in the total number of shares outstanding have been adjusted, and the percentage owned (where the percentage exceeds 1%) have been computed in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Shares of the Common Stock allocated to participants' accounts in the Savings Plan are voted by the Vanguard Group, Inc. (the "Savings Plan Trustee"), pursuant to written directions of the participants, on matters presented at meetings of shareholders; shares with respect to which no participant directions are received are voted according to the direction of the majority of number of shares for which the Savings Plan Trustee received written directions; and unallocated shares are voted by fiduciaries designated under the Savings Plan. Shares of the Common Stock allocated to participants' accounts in the Pilots' Plan are voted by Vanguard Group, Inc. (the "Pilots' Plan Trustee"), pursuant to written directions of the participants, on matters presented at meetings of shareholders; shares with respect to which no participant directions are received are voted according to the direction of the majority of number of shares for which the Pilots' Plan Trustee received written directions; and unallocated shares are voted by fiduciaries designated under the Pilots' Plan.

 (3) The shares reported as owned by AIP, of which AIP General Partner, Inc. is its general partner and John W. Adams is AIP General Partner, Inc.'s sole shareholder, include the shares reported as beneficially owned by AIP General Partner, Inc. and John W. Adams. According to their Schedule 13D dated January 31, 1996, AIP, AIP General Partner, Inc. and John W. Adams exercise sole voting and dispositive power with respect to all such shares.

 (4) Consists entirely of 2,141 shares issued to the Pilots' Plan. Excludes a corresponding number of Rights Shares underlying Rights to be distributed in the Rights Offering.

 (5) An investment in the Pilots' Plan or the Savings Plan is tracked using a unit value accounting method, similar to a mutual fund. To determine the equivalent number of whole shares represented by the fund units, the market value of the shareholder's balance in the Pilot's Plan or Savings Plan was divided by the share price of the Company's Common Stock.

 (6) Includes fully vested and exercisable Options to purchase 300,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant; and 4,344 shares issued to the Savings Plan. Excludes a corresponding number of Rights Shares underlying Rights to be distributed in the Rights Offering.

 (7) Consists entirely of fully vested and exercisable Options to purchase 40,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant. Excludes a corresponding number of Rights Shares underlying Rights to be distributed in the Rights Offering.

 (8) Excludes Options to purchase 7,500 shares of Common Stock granted on May 1, 1996 under the 1994 Stock Option Plan and expiring on May 1, 2006, which Options will not vest until May 1, 1997, and 57,500 Rights Shares underlying Options to be granted in the Rights Offering.

 (9) Excludes 50,000 Rights Shares underlying Options to be granted in the Rights Offering.

(10) Includes fully vested and exercisable Options to purchase 50,000 shares of Common Stock granted on February 2, 1995 under the 1994 Stock Option Plan and expiring ten years from the date of grant; and 1,671 shares issued to the Savings Plan. Excludes a corresponding number of Rights Shares underlying Rights to be distributed in the Rights Offering.

(11) The number of shares reported includes the equivalent number of shares held by certain directors and officers through the Pilot's Plan or the Savings Plan.

  * Less than 1%

CONTROL OF THE BOARD OF DIRECTORS

    Pursuant to the Bylaws, AIP has the right to nominate six of the eleven nominees to stand from time to time for election to the Board of Directors so long as it owns 35% of the outstanding common stock of the Company on a fully diluted basis. AIP's right to nominate directors will be reduced to five so long as it retains 25% of such common stock, reduced to four so long as it retains 10% of such common stock, and reduced to three so long as it retains 5% of such common stock. Thereafter, AIP will not have the right to nominate any individuals to the Board unless it reacquires at least 5% of such common stock within 365 days. To the extent Board members are not required to be nominated by AIP because of the reductions in AIP's stock holdings, such Board members are to be outside directors.

    Pursuant to their respective collective bargaining agreement and the Bylaws, each of AFA, IAM and ALPA has the right to nominate one nominee to stand from time to time for election to the Board. Of the two other remaining directors,
(i) one is required to be an outside director, defined as one who is not employed by the Company and is not affiliated with the Company's labor unions, AIP or American, and (ii) the other is required to be a senior management official of the Company.

    AIP has agreed with each of the labor unions that so long as the right to have a representative on the Board is in the labor union's collective bargaining agreement, AIP will vote its shares in favor of such union's nominee for the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value, $.01 per share. The following statements are summaries of certain provisions applicable to the Company's capital stock.

COMMON STOCK

    As of July 3, 1996, there were 26,409,421 shares of Common Stock outstanding held by 955 record holders. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, and after payment in full of any preferential amount to which holders of preferred stock may be entitled. Holders of Common Stock have no preemptive rights unless such rights are specifically granted by the Board of Directors, and no such rights currently exist. Holders of Common Stock have no redemption, sinking fund or conversion rights. All of the currently outstanding shares of Common Stock are, and the Rights Shares and Committed Shares, upon their issuance in accordance with the terms of the Rights and the Stock Purchase Agreements, respectively, will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has authority to issue 2,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and participating, optional, relative or other special rights, and qualifications, limitations or restrictions thereof, without any further vote or action by the Company's shareholders. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

    In connection with and upon consummation of the AIP Investment, on January 31, 1996, the Company issued shares of four new series of preferred stock, denominated Series B Special Preferred Stock, par value $.01 per share, Series C Special Preferred Stock, par value $.01 per share, Series D Special Preferred Stock, par value $.01 per share, and Series E Special Preferred Stock, par value $.01 per share (collectively, the four series of preferred stock are hereinafter referred to as "Special

Preferred Stock"). AIP holds four shares of Series B Special Preferred Stock, and each of AFA, IAM and ALPA holds one share of Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, respectively, which shares comprise all of the issued and outstanding shares of each series of Special Preferred Stock.

    Pursuant to the Bylaws, the holders of the Special Preferred Stock have the right to nominate persons to stand from time to time for election to the Board of Directors. See "Principal Shareholders -- Control of the Board of Directors." In addition, holders of each series of Special Preferred Stock have the following rights, preferences and privileges:

        (i) a right to receive, out of the assets of the Company, $.01 per share before any payment shall be made or any assets distributed to the holders of the Common Stock in the event of liquidation, dissolution or winding up of the Company;

        (ii) the right to one vote per share together with the Common Stock, voting as a single class, with respect to any matters submitted to the holders of Common Stock, and as required by law;

       (iii) the right to fill a vacancy on the Board of Directors caused by the removal, resignation or death of a director whom the holders of such series are entitled to nominate pursuant to the Bylaws, if such vacancy is not filled by the Board of Directors within 30 days; and

       (iv) a dividend per share, when and as declared and paid by the Board of Directors on the Common Stock, equal to twice the dividend per share paid on the Common Stock.

    The rights and preferences of the Special Preferred Stock cease to exist once the outstanding shares are converted into Common Stock, on a share for share basis, which occurs automatically upon transfer of such shares to any person who is not an affiliate of the initial holder of the Special Preferred Stock; and in the case of the Series B Special Preferred Stock, if such holder is the holder of record of less than five percent of the outstanding common equity interest of the Company for 365 consecutive days; and in the case of each of the Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, if the collective bargaining agreement by and between the holders of such share and the Company is amended through collective bargaining so that such agreement no longer entitles such holders to nominate a representative to the Board of Directors. The holders of shares of the Special Preferred Stock are not entitled to preemptive, subscription redemption or sinking fund rights.

    In connection with the Company's shareholders' rights plan described below, the Board of Directors has authorized a series of preferred stock, denominated Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"). The 20,000 authorized shares of Series A Preferred Stock will be issuable in increments of 1/1000th of a share upon the exercise of purchase rights under the shareholders' rights plan. See "Shareholders' Rights Plan" below.

SHAREHOLDERS' RIGHTS PLAN

    In December 1994, the Board of Directors adopted a shareholders' rights plan (the "Rights Plan"). The Rights Agreement setting forth the terms of the Rights Plan is an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information."

    The Rights Plan provides that one preferred stock purchase right (a "Purchase Right") is attached to each share of Common Stock currently outstanding and a Purchase Right will be issued with each share of Common Stock issued prior to the Purchase Rights Distribution Date (as defined below). Prior to the Purchase Rights Distribution Date, the Purchase Rights are not exercisable, are attached to and trade in tandem with the Common Stock on the American Stock Exchange and the Pacific Stock Exchange and are evidenced by the same stock certificates that evidence the related shares of Common Stock. On the Purchase Rights Distribution Date, the Purchase Rights will detach from the Common Stock, will trade separately and will be evidenced by separate Purchase Rights certificates.

    The "Purchase Rights Distribution Date" will be the earliest of (i) the tenth business day following a public announcement that a person has become the beneficial owner of 10% or more of the outstanding Common Stock (such a person being referred to as a "10% Shareholder" and the date of such announcement being referred to as the "10% Ownership Date"), (ii) the tenth business day (or such later day as may be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Shareholder (the date of such tenth business day (or later day) being the "Tender/Exchange Offer Date") or (iii) the first date, on or after the 10% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Stock is changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business) (the date of such merger, combination, sale or transfer being the "Flip-Over Date").

    Once the Purchase Rights Distribution Date has occurred, the Purchase Rights will be exercisable. Between the Purchase Rights Distribution Date and the earlier to occur of the Flip-In Date (as defined below) or the Flip-Over Date, each Purchase Right will be exercisable to purchase from the Company 1/1000th of a share of Series A Preferred Stock at an exercise price of $8.00.

    It is intended that each 1/1000th of a share of the Series A Preferred Stock will have a theoretical value equal to one share of the Common Stock. Each 1/1000th of a share of the Series A Preferred Stock will be entitled to a preferential quarterly dividend, subject to the rights of the shares of any other series of preferred stock equal to the larger of (i) an amount equal to the dividend, if any, declared for a share of the Common Stock or (ii) $.001. In the event of liquidation, the holder of each 1/1000th of a share of the Series A Preferred Stock will be entitled to a preferential liquidation payment equal to the larger of (i) an amount equal to the amount to be distributed with respect to each share of Common Stock or (ii) $.001 plus accrued and unpaid dividends and distributions on the Series A Preferred Stock. Each 1/1000th of a share of Series A Preferred Stock will have one vote and will vote together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each 1/1000th of a share of the Series A Preferred Stock will be entitled to receive an amount equal to that received per share of Common Stock. These Purchase Rights are protected by customary antidilution provisions. The Series A Preferred Stock will be junior to any other series of Preferred Stock that may be authorized and issued by the Company, unless the terms of any such other series provide otherwise. The Series A Preferred Stock is issuable only upon the exercise of Purchase Rights and will not be redeemable. Once the shares of Series A Preferred Stock are issued, the Articles of Incorporation may not be amended in a manner that would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series A Preferred Stock, voting separately as a class. At any time that dividends on the Series A Preferred Stock in an aggregate amount equal to dividends payable for six quarters are in arrears, the holders of the Series A Preferred Stock will have the right to a separate class vote to elect one director to the Board of Directors ((or, in the event such other series of preferred stock is entitled to a greater number of directors, such number of directors, which shall be cumulative and not in addition to the one director provided herein) (in addition to the then authorized number of directors)) at the next annual meeting of shareholders. Upon payment of all dividend arrearages, the terms of the director(s) elected by the holders of the Series A Preferred Stock will expire.

    Following the close of business on the tenth business day following the 10% Ownership Date (such day being the "Flip-In Date"), each Purchase Right (other than Purchase Rights held by the 10% Shareholder, which shall be void) will be exercisable to purchase, at the then current exercise price, shares of Common Stock (or, in certain circumstances, cash, assets or other securities of the Company) having a market value equal to two times the exercise price of the Purchase Right.

    If, on or after the 10% Ownership Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged for stock or assets of another person or (ii) 50 percent or more of the Company's assets or earning power is sold, each Purchase Right (other than Purchase Rights held by the 10% Shareholder, which shall be void) will be exercisable to purchase, at the then current exercise price, shares of common stock of the surviving corporation or the acquirer having a market value equal to two times the exercise price of the Purchase Right.

    At any time prior to the earliest of the Tender/Exchange Offer Date, the Flip-In Date or the Flip-Over Date, the Board of Directors serving prior to the date the event triggering the Purchase Right may, at its option, call the Purchase Rights for redemption in whole, but not in part, at a price of $.01 per Purchase Right. Immediately upon the calling of the Purchase Rights for redemption, the right to exercise Purchase Rights will terminate and the only right of the holders of Purchase Rights thereafter will be to receive the redemption price.

    At any time after the 10% Ownership Date and prior to the first date thereafter upon which a 10% Shareholder becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Board of Directors may, at its option, direct the Company to exchange all but not less than all, of the then outstanding Purchase Rights for Common Stock at an exchange ratio per Purchase Right equal to a number of shares of Common Stock that, as of the date of the Board of Directors' action, has a current market value equal to the difference between the exercise price of a Purchase Right and the current market price of the shares that would otherwise be issuable upon exercise of a Purchase Right on such date. Immediately upon such action by the Directors, the right to exercise Purchase Rights will terminate and the only right of the holders of Purchase Rights thereafter will be to receive the number of shares of Common Stock to be issued in such exchange.

    The Board of Directors may, from time to time, without the approval of any holder of Purchase Rights, supplement or amend any provision of the Rights Plan, whether or not such supplement or amendment is adverse to any holder of Purchase Rights; provided, however, that from and after the earliest of the
Tender/Exchange Offer Date, the 10% Ownership Date, the Flip-In Date the Flip-Over Date or the date of the redemption of the Purchase Rights, the Rights Plan may not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Purchase Rights other than a 10% Shareholder; provided further, that from and after the 10% Ownership Date, the Rights Plan may not be supplemented or amended in any manner without the approval of a majority of the directors who were directors prior to such date.

    Until a Purchase Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Purchase Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Purchase Rights become exercisable for shares of Common Stock (or other consideration) or for common stock of the surviving corporation or the acquirer.

    The Purchase Rights will expire in December 2004 (unless they have been earlier redeemed or exchanged) unless the Purchase Rights Distribution Date occurs prior to that time, in which case the Purchase Rights will expire on the tenth anniversary of the Purchase Rights Distribution Date.

    The Purchase Rights will have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of the Board of Directors. The effect of the Purchase Rights may be to inhibit a change in control of the Company (including through a third party tender offer at a price that reflects a premium to then prevailing trading prices) that may be beneficial to the Company's shareholders.

    The consummation of the AIP Investment would have rendered AIP a 10% Shareholder. However, the Board of Directors, pursuant to authority granted to it under the Rights Plan, made a determination that AIP would not be a 10% Shareholder and the Rights Plan was amended to so provide.

ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

    In addition to the Rights Plan, the Company is subject to Section 415-73 of the Hawaii Business Corporation Act, which restricts mergers and consolidations. Subject to certain exceptions, unless the Board of Directors and the holders of at least 75% of all the issued and outstanding voting stock of the Company approve a merger or consolidation, Section 415-73 prohibits such a transaction.

    The Articles of Incorporation and Bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include (i) a restriction on action by written consent by the shareholders, unless such consent is unanimous, (ii) a prohibition on cumulative voting, (iii) certain qualifications for directors and
(iv) restrictions on the filling of vacancies of directors. See "Principal Shareholders -- Control of the Board of Directors."

                             THE FINANCIAL ADVISOR

    The  Company  has  engaged Jefferies  to  act  as its  financial  advisor in connection with its assessment of strategic alternatives and the Rights Offering. The Financial Advisor was engaged because of its general experience and expertise in financial matters. The Financial Advisor, as part of its investment banking business, is continually engaged in the valuation of securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in securities, it has experience in, and knowledge of, the valuation of airline enterprises. In the ordinary course of its business as broker-dealer, it may, from time to time, purchase securities from, and sell securities to, the Company and, as a market maker in securities, it may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for its own account and for the accounts of its customers.

    In its capacity as financial advisor, the Financial Advisor provided advice to the Board of Directors of the Company regarding the determination of the Subscription Price and the financial impact of the Rights Offering on the Company from a financial point of view and discussed with management and the Board of Directors of the Company the possible effects of the Rights Offering. See "Purpose of the Rights Offering and Use of Proceeds." The Financial Advisor is assisting the Company in identifying potential Investors, but has not been retained to, and will not, solicit Holders of Rights to purchase Common Stock in connection with the Rights Offering. See "The Investor Offering."

    Under applicable law, Jefferies may bid for and purchase Rights for certain purposes. Such purchases will be subject to certain price and volume limitations when Jefferies owns Rights without an offsetting short position in the Common Stock. Such limitations provide, among other things, that subject to certain exceptions, not more than one bid to purchase Rights may be maintained in any one market at the same price at the same time and that, with certain limited exceptions, the initial bid for or purchase of Rights may not be made at a price higher than the highest current independent bid price or the last independent sales price on the AMEX or the PSE. Any such price may not be increased, subject to certain exceptions, unless Jefferies has not purchased any Rights for a full business day or the independent bid price for such Rights has exceeded such price for a full business day.

    From the date of this Prospectus, Jefferies may offer and sell shares of Common Stock at prices it sets from time to time, which prices may be higher or lower than the Subscription Price. Prior to the Expiration Date, each of these prices when set will not exceed the higher of the last sale price or current asked price of the Common Stock on the AMEX or the PSE plus, in each case, an amount equal to an exchange commission, and any offering price set on any calendar day will not be increased more than once during that day. Any offering by Jefferies may include shares of Common Stock acquired or to be acquired through the exercise of the Rights. As a result of those offerings, Jefferies may realize profits or losses independent of its financial advisory and capital raising fees it receives.

    Jefferies will receive a capital raising fee equal to 5.5% of the aggregate gross proceeds to the Company from (i) the Investor Offering as compensation in connection with its efforts to arrange commitments of the Investors to purchase shares of Common Stock and (ii) any other offering of Common Stock in which Jefferies provides financial advisory services to the Company (I.E., a Subsequent Offering) and which is necessary in order that gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000. In the event that the total gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering equal or exceed $25,000,000, Jefferies will also receive (1) a financial advisory fee equal to 1.5% of the aggregate gross proceeds to the Company from the Rights Offering, the Investor Offering and any Subsequent Offering and (2) reimbursement by the Company for Jefferies' out-of-pocket expenses, other than its reasonable attorneys' fees and disbursements, which the Company has agreed to reimburse regardless of the amount of proceeds from the various offerings. In addition, the Company has agreed to indemnify Jefferies against certain liabilities.

    The Financial Advisor has provided investment banking services to the Company in the past, including in connection with the AIP Investment, and received commissions in connection therewith and may continue to perform these and other services and receive fees therefor in the future. In connection with the AIP Investment, the Company paid Jefferies fees of (i) $150,000 for rendering its December 7, 1995 fairness opinion regarding the AIP Investment and
(ii) $1.2 million upon consummation of the AIP Investment. The Company also reimbursed Jefferies for its fees and expenses in connection with the AIP Investment.

                                 LEGAL MATTERS

    The tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. The validity of the authorization and issuance of the securities offered hereby are being passed upon for the Company by Goodsill Anderson Quinn & Stifel.

                                    EXPERTS

    The financial statements of Hawaiian Airlines, Inc. as of December 31, 1995 and 1994, and for the year ended December 31, 1995, the period September 12, 1994 through December 31, 1994, the period January 1, 1994 through September 11, 1994, and the year ended December 31, 1993, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, dated March 15, 1996, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report  of KPMG  Peat Marwick  LLP  dated March  15, 1996,  contains  an explanatory paragraph that states that the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting and, as a result, the financial statements of the Reorganized Company are presented on a basis different than those of the Predecessor Company.

    In addition, the report of KPMG Peat Marwick LLP dated March 15, 1996, contains an explanatory paragraph that states that the Company's recurring losses from operations, deficit working capital and limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
FINANCIAL STATEMENTS FOR THE THREE YEARS ENDED DECEMBER 31, 1995

  Independent Auditors' Report.............................................................................        F-2

  Balance Sheets as of December 31, 1994 and 1995..........................................................        F-3

  Statements of Operations for the Year ended December 31, 1993, the Period from January 1, 1994 to
   September 11, 1994, the Period from September 12, 1994 to December 31, 1994 and the Year ended December
   31, 1995................................................................................................        F-4

  Statements of Shareholders' Equity (Deficit) for the Year ended December 31, 1993, the Period from
   January 1, 1994 to September 11, 1994, the Period from September 12, 1994 to December 31, 1994 and the
   Year ended December 31, 1995............................................................................        F-5

  Statements of Cash Flows for the Year ended December 31, 1993, the Period from January 1, 1994 to
   September 11, 1994, the Period from September 12, 1994 to December 31, 1994 and the Year ended December
   31, 1995................................................................................................        F-6

  Notes to Financial Statements............................................................................        F-8

  Supplemental Financial Information: Unaudited Quarterly Financial Information for the Years ended
   December 31, 1994 and 1995..............................................................................       F-37

FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

  Condensed Balance Sheets as of December 31, 1995 and March 31, 1996 (unaudited)..........................       F-38

  Condensed Statements of Operations for the Three Months ended March 31, 1995 and 1996 (unaudited)........       F-39

  Condensed Statements of Cash Flows for the Three Months ended March 31, 1995 and 1996 (unaudited)........       F-40

  Notes to Unaudited Condensed Financial Statements........................................................       F-41

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hawaiian Airlines, Inc.:

    We have audited the accompanying balance sheets of Hawaiian Airlines, Inc. as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1995, the period September 12, 1994 through December 31, 1994, the period January 1, 1994 through September 11, 1994, and the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Airlines, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995, the period September 12, 1994 through December 31, 1994, the period January 1, 1994 through September 11, 1994, and the year ended December 31, 1993 in conformity with generally accepted accounting principles.

    As discussed in notes 1 and 2 to the financial statements, on September 12, 1994, Hawaiian Airlines, Inc. emerged from bankruptcy. The financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.

    The accompanying financial statements have been prepared assuming that Hawaiian Airlines, Inc. will continue as a going concern. As discussed in note 16 to the financial statements, the Company's recurring losses from operations, deficit working capital and its limited sources of additional liquidity raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG Peat Marwick LLP

Honolulu, Hawaii
March 15, 1996

                            HAWAIIAN AIRLINES, INC.

                                 BALANCE SHEETS

                DECEMBER 31, 1994 AND 1995 (REORGANIZED COMPANY)

                                     ASSETS

                                                                                              REORGANIZED COMPANY
                                                                                              --------------------
                                                                                                1994       1995
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Current Assets:
  Cash and cash equivalents.................................................................  $   3,501  $   5,389
  Accounts receivable, net of allowance for doubtful accounts of $500 in 1994 and $800 in
   1995.....................................................................................     16,275     18,178
  Inventories, net of allowance for obsolescence of $315 in 1994 and 1995...................      6,234      7,648
  Assets held for sale......................................................................      1,594      1,344
  Prepaid expenses..........................................................................      6,079      5,804
                                                                                              ---------  ---------
    Total current assets....................................................................     33,683     38,363
                                                                                              ---------  ---------
Property and Equipment
  Flight equipment..........................................................................     34,702     40,659
  Ground equipment, buildings and leasehold improvements....................................      3,976      5,775
                                                                                              ---------  ---------
    Total...................................................................................     38,678     46,434
  Accumulated depreciation and amortization.................................................       (922)    (5,043)
                                                                                              ---------  ---------
    Property and equipment, net.............................................................     37,756     41,391
                                                                                              ---------  ---------
Other Assets:
  Assets held for sale......................................................................     11,789      8,336
  Lease security and other deposits.........................................................        603      1,053
  Long-term prepayments and other...........................................................      8,536      5,164
  Reorganization value in excess of amounts allocable to identifiable assets, net...........     70,934     67,333
                                                                                              ---------  ---------
    Total other assets......................................................................     91,862     81,886
                                                                                              ---------  ---------
    Total Assets............................................................................  $ 163,301  $ 161,640
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................................................  $   6,394  $   6,027
  Current portion of capital lease obligations..............................................      2,907      2,662
  Accounts payable..........................................................................     17,529     35,182
  Air traffic liability.....................................................................     40,382     30,461
  Other accrued liabilities.................................................................      4,916      8,293
  Current portion of accrued vacation liability.............................................      5,040      5,052
  Accrued salaries and wages................................................................      2,342      2,385
                                                                                              ---------  ---------
    Total current liabilities...............................................................     79,510     90,062
                                                                                              ---------  ---------
Long-Term Debt..............................................................................     14,152      5,523
                                                                                              ---------  ---------
Capital Lease Obligations...................................................................     12,764     10,102
                                                                                              ---------  ---------
Other Liabilities and Deferred Credits:
  Noncurrent portion of accrued vacation liability..........................................        485        425
  Accumulated pension and other postretirement benefit obligations..........................     22,013     25,259
  Other.....................................................................................        528      1,091
                                                                                              ---------  ---------
    Total other liabilities and deferred credits............................................     23,026     26,775
                                                                                              ---------  ---------
Shareholders' Equity:
  Class A Common Stock -- $.01 par value, 20,000,000 and 40,000,000 shares authorized in
   1994 and 1995, respectively, no shares and 6,845,105 shares issued and outstanding in
   1994 and 1995, respectively (636,247 shares issuable in 1996)............................     --             75
  Class B Common Stock -- $.01 par value, no shares and 3,050,000 shares authorized in 1994 and 1995, respectively, no shares and 1,894,955 shares issued and outstanding in 1994 and
   1995, respectively.......................................................................     --             19
  Capital in excess of par value............................................................     --         41,193
  Warrants..................................................................................     --            900
  Unearned compensation.....................................................................     --           (182)
  Minimum pension liability.................................................................     --         (1,170)
  Common Stock, warrants and options issuable...............................................     40,000     --
  Accumulated deficit.......................................................................     (6,151)   (11,657)
                                                                                              ---------  ---------
    Shareholders' equity....................................................................     33,849     29,178
                                                                                              ---------  ---------
  Commitments and Contingent Liabilities (Notes 6, 7, 8, 10, 11, 13 and 15)
  Subsequent Events (Notes 1 and 16)
    Total Liabilities and Shareholders' Equity..............................................  $ 163,301  $ 161,640
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF OPERATIONS

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 11, 1994 (PREDECESSOR), THE PERIOD FROM SEPTEMBER 12, 1994 TO
  DECEMBER 31, 1994 (REORGANIZED COMPANY) AND THE YEAR ENDED DECEMBER 31, 1995
                             (REORGANIZED COMPANY)

                                                                  PREDECESSOR             REORGANIZED COMPANY
                                                           --------------------------  --------------------------
                                                                         PERIOD FROM    PERIOD FROM
                                                                         JANUARY 1,    SEPTEMBER 12,
                                                                           1994 TO        1994 TO
                                                                        SEPTEMBER 11,  DECEMBER 31,
                                                              1993          1994           1994          1995
                                                           -----------  -------------  -------------  -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
  Passenger..............................................  $   273,386   $   199,502    $    80,675   $   297,527
  Charter................................................        7,169           135            536        22,200
  Cargo..................................................       15,000        11,039          5,300        18,169
  Other..................................................        8,554         6,147          2,646         9,008
                                                           -----------  -------------  -------------  -----------
    Total................................................      304,109       216,823         89,157       346,904
                                                           -----------  -------------  -------------  -----------
Operating Expenses:
  Flying operations......................................      107,959        71,768         28,650       104,847
  Maintenance............................................       65,963        47,281         21,547        79,156
  Passenger service......................................       33,748        25,224         10,647        39,210
  Aircraft and traffic servicing.........................       44,135        34,324         16,720        54,616
  Promotion and sales....................................       35,563        28,499         10,892        43,162
  General and administrative.............................       21,610        12,063          4,696        18,377
  Depreciation and amortization..........................        5,969         4,085          2,273         7,437
  Early retirement provision.............................      --            --             --              2,000
  Restructuring charges..................................       14,000       --             --            --
                                                           -----------  -------------  -------------  -----------
    Total................................................      328,947       223,244         95,425       348,805
                                                           -----------  -------------  -------------  -----------
    Operating Loss.......................................      (24,838)       (6,421)        (6,268)       (1,901)
                                                           -----------  -------------  -------------  -----------
Nonoperating Income (Expense):
  Interest and amortization of debt expense..............       (5,066)       (1,150)        (1,286)       (4,341)
  Interest income........................................          360           300            318           762
  Gain (loss) on disposition of equipment................         (659)           45            558          (233)
  Other, net.............................................        1,312           502            527           207
  Reorganization expenses................................      (52,637)      (13,950)       --            --
                                                           -----------  -------------  -------------  -----------
    Total................................................      (56,690)      (14,253)           117        (3,605)
                                                           -----------  -------------  -------------  -----------
Loss Before Extraordinary Items..........................      (81,528)      (20,674)        (6,151)       (5,506)
Extraordinary gain, net..................................       12,104       190,063        --            --
                                                           -----------  -------------  -------------  -----------
Net Income (Loss)........................................  $   (69,424)  $   169,389    $    (6,151)  $    (5,506)
                                                           -----------  -------------  -------------  -----------
                                                           -----------  -------------  -------------  -----------
Pro Forma Loss Per Common Share (Unaudited):
  Before extraordinary items.............................  $       N/M*  $       N/M*   $     (0.65)** $     (0.59)**
  Extraordinary gain, net................................          N/M*          N/M*       --**          --**
                                                           -----------  -------------  -------------  -----------
Net Income (Loss)........................................  $       N/M  $        N/M   $      (0.65 )** $     (0.59)**
                                                           -----------  -------------  -------------  -----------
                                                           -----------  -------------  -------------  -----------
Weighted Average Number of Common Shares Outstanding.....        6,170         7,137          9,400**       9,400**
                                                           -----------  -------------  -------------  -----------
                                                           -----------  -------------  -------------  -----------

- ------------------------
 * Not Meaningful -- Per share data is not meaningful as the Predecessor was recapitalized and adopted fresh start reporting as of September 12, 1994.
** Proforma  per share  data has been  calculated assuming  that the Reorganized
   Company will issue approximately 9.4 million shares of Common Stock pursuant to the Reorganization Plan.

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1,
                   1994 TO SEPTEMBER 11, 1994 (PREDECESSOR),
 THE PERIOD FROM SEPTEMBER 12, 1994 TO DECEMBER 31, 1994 (REORGANIZED COMPANY)
           AND THE YEAR ENDED DECEMBER 31, 1995 (REORGANIZED COMPANY)

                                                                                                       CAPITAL IN
                                                              COMMON        CLASS A        CLASS B      EXCESS OF
                                                               STOCK     COMMON STOCK   COMMON STOCK    PAR VALUE    WARRANTS
                                                            -----------  -------------  -------------  -----------  -----------
                                                                                      (IN THOUSANDS)
PREDECESSOR
Balance, December 31, 1992................................   $  37,622     $  --          $  --         $  12,479    $  --
Net loss..................................................      --            --             --            --           --
Exercise of warrants for 1,075,268 shares of Common
 Stock....................................................          11        --             --            --           --
Issuance of 348,038 shares of Common Stock to the Employee
 Stock Ownership Plans....................................       2,871        --             --            --           --
Accretion in value of Class B Preference Stock............      --            --             --            --           --
                                                            -----------          ---            ---    -----------       -----
Balance, December 31, 1993................................      40,504        --             --            12,479       --
Net income................................................      --
Fresh start adjustments, net..............................     (40,504)       --             --           (12,479)      --
                                                            -----------          ---            ---    -----------       -----
REORGANIZED COMPANY
Balance, September 12, 1994...............................      --            --             --            --           --
Net loss..................................................      --            --             --            --           --
                                                            -----------          ---            ---    -----------       -----
Balance, December 31, 1994................................      --            --             --            --           --
Net loss..................................................      --            --             --            --           --
Issuance of 6,845,105 shares of Class A Common Stock and
 1,894,955 shares of Class B Common Stock (636,247 shares
 of Class A Common Stock issuable)........................      --                75             19        39,006       --
Issuance of warrants to acquire 989,011 shares of Class A
 Common Stock.............................................      --            --             --            --              900
Grant of options to acquire 592,500 shares of Class A
 Common Stock.............................................      --            --             --             2,187       --
Amortization of Unearned Compensation on options to
 acquire 592,500 shares of Class A Common Stock...........      --            --             --            --           --
Recordation of minimum pension liability..................      --            --             --            --           --
                                                            -----------          ---            ---    -----------       -----
Balance, December 31, 1995................................   $  --         $      75      $      19     $  41,193    $     900
                                                            -----------          ---            ---    -----------       -----
                                                            -----------          ---            ---    -----------       -----

                                                                                           COMMON
                                                                                           STOCK,
                                                                             MINIMUM    WARRANTS AND
                                                              UNEARNED       PENSION      OPTIONS     ACCUMULATED
                                                            COMPENSATION    LIABILITY     ISSUABLE      DEFICIT
                                                            -------------  -----------  ------------  ------------

PREDECESSOR
Balance, December 31, 1992................................    $  --         $  --        $   --        $ (192,822)
Net loss..................................................       --            --            --           (69,424)
Exercise of warrants for 1,075,268 shares of Common
 Stock....................................................       --            --            --            --
Issuance of 348,038 shares of Common Stock to the Employee
 Stock Ownership Plans....................................       --            --            --            --
Accretion in value of Class B Preference Stock............       --            --            --              (619)
                                                            -------------  -----------  ------------  ------------
Balance, December 31, 1993................................       --            --            --          (262,865)
Net income................................................                                                169,389
Fresh start adjustments, net..............................       --            --            40,000        93,476
                                                            -------------  -----------  ------------  ------------
REORGANIZED COMPANY
Balance, September 12, 1994...............................       --            --            40,000        --
Net loss..................................................       --            --            --            (6,151)
                                                            -------------  -----------  ------------  ------------
Balance, December 31, 1994................................       --            --            40,000        (6,151)
Net loss..................................................       --            --            --            (5,506)
Issuance of 6,845,105 shares of Class A Common Stock and
 1,894,955 shares of Class B Common Stock (636,247 shares
 of Class A Common Stock issuable)........................       --            --           (39,100)       --
Issuance of warrants to acquire 989,011 shares of Class A
 Common Stock.............................................       --            --              (900)       --
Grant of options to acquire 592,500 shares of Class A
 Common Stock.............................................       (2,187)       --            --            --
Amortization of Unearned Compensation on options to
 acquire 592,500 shares of Class A Common Stock...........        2,005        --            --            --
Recordation of minimum pension liability..................       --            (1,170)       --            --
                                                            -------------  -----------  ------------  ------------
Balance, December 31, 1995................................    $    (182)    $  (1,170)   $   --        $  (11,657)
                                                            -------------  -----------  ------------  ------------
                                                            -------------  -----------  ------------  ------------

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF CASH FLOWS

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 11, 1994 (PREDECESSOR), THE PERIOD FROM SEPTEMBER 12, 1994 TO
  DECEMBER 31, 1994 (REORGANIZED COMPANY) AND THE YEAR ENDED DECEMBER 31, 1995
                             (REORGANIZED COMPANY)

                                                                       PREDECESSOR           REORGANIZED COMPANY
                                                                 ------------------------  ------------------------
                                                                             PERIOD FROM    PERIOD FROM
                                                                             JANUARY 1,    SEPTEMBER 12,
                                                                               1994 TO        1994 TO
                                                                            SEPTEMBER 11,  DECEMBER 31,
                                                                   1993         1994           1994         1995
                                                                 ---------  -------------  -------------  ---------
                                                                                   (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income (loss)............................................  $ (69,424)  $   169,389     $  (6,151)   $  (5,506)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization..............................      5,969         4,085         1,183        3,836
    Amortization of reorganization value in excess of
     identifiable assets.......................................     --           --              1,090        3,601
    Amortization of debt discount..............................     --           --                136          557
    Allowance for doubtful accounts............................      4,811           422        --              719
    Net periodic postretirement benefit cost...................      2,916         1,988           903        3,309
    Stock option compensation..................................     --           --             --            2,005
    Early retirement provision.................................     --           --             --            2,000
    (Gain) loss from disposition of equipment..................        659           (45)         (558)         233
    Extraordinary items........................................    (12,104)     (190,063)       --           --
    (Increase) decrease in accounts receivable.................         44        (6,223)        3,401       (2,622)
    (Increase) decrease in inventories.........................       (419)          497           220       (1,414)
    (Increase) decrease in prepaid expenses....................       (406)       (1,133)       (2,233)         275
    (Decrease) increase in accounts payable....................    (22,923)        5,774        (1,966)      17,653
    (Decrease) increase air traffic liability..................    (14,319)       10,602          (319)      (9,921)
    (Decrease) increase in accrued liabilities.................     66,408          (734)       (1,323)       3,432
    Other, net.................................................         60           738           352          631
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) operations before
       reorganization expenses.................................    (38,728)       (4,703)       (5,265)      18,788
    Reorganization expenses....................................     52,637        10,799        --           --
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) operating activities......     13,909         6,096        (5,265)      18,788
                                                                 ---------  -------------  -------------  ---------
Cash Flows From Investing Activities:
  Return (issuance) of security deposits.......................     (3,800)       (3,007)        6,979       --
  Additions to property and equipment..........................     (7,037)       (3,682)       (3,603)      (9,165)
  Net proceeds from disposition of equipment...................        992           817           673        4,225
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) investing activities......     (9,845)       (5,872)        4,049       (4,940)
                                                                 ---------  -------------  -------------  ---------
Cash Flows From Financing Activities:
  Issuance of long-term debt...................................     --           --              5,393        1,591
  Repayment of long-term debt..................................     (1,730)         (689)       (2,095)     (10,644)
  Repayment of capital lease obligations.......................     --            (1,345)       (1,044)      (2,907)
  Issuance of Common Stock.....................................         11       --             --           --
                                                                 ---------  -------------  -------------  ---------
      Net cash provided by (used in) financing activities......     (1,719)       (2,034)        2,254      (11,960)
                                                                 ---------  -------------  -------------  ---------
      Net increase (decrease) in cash and cash equivalents.....      2,345        (1,810)        1,038        1,888
Cash and cash equivalents -- Beginning of Year or Period.......      1,928         4,273         2,463        3,501
                                                                 ---------  -------------  -------------  ---------
Cash and cash equivalents -- End of Year or Period.............  $   4,273   $     2,463     $   3,501    $   5,389
                                                                 ---------  -------------  -------------  ---------
                                                                 ---------  -------------  -------------  ---------

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                            STATEMENTS OF CASH FLOWS

 FOR THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 11, 1994 (PREDECESSOR), THE PERIOD FROM SEPTEMBER 12, 1994 TO
  DECEMBER 31, 1994 (REORGANIZED COMPANY) AND THE YEAR ENDED DECEMBER 31, 1995
                             (REORGANIZED COMPANY)

                                                                       PREDECESSOR           REORGANIZED COMPANY
                                                                 ------------------------  ------------------------
                                                                             PERIOD FROM    PERIOD FROM
                                                                             JANUARY 1,    SEPTEMBER 12,
                                                                               1994 TO        1994 TO
                                                                            SEPTEMBER 11,  DECEMBER 31,
                                                                   1993         1994           1994         1995
                                                                 ---------  -------------  -------------  ---------
                                                                                   (IN THOUSANDS)
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..................................................  $   1,584   $     1,009     $     988    $   3,824
Reorganization expenses paid...................................        535         3,151        --           --

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
Reclassification of liabilities subject to compromise..........    161,039       --             --           --
Reclassification of redeemable Preferred and Preference Stock
 subject to compromise.........................................      5,973       --             --           --

Other capital transactions:
  Reclassification of Common Stock, warrants and options
   issuable to Class A Common Stock............................     --           --             --               75
  Reclassification of Common Stock, warrants and options
   issuable to Class B Common Stock............................     --           --             --               19
  Reclassification of Common Stock, warrants and options
   issuable to Capital in excess of par value..................     --           --             --           39,006
  Reclassification of Common Stock, warrants and options
   issuable to Warrants........................................     --           --             --              900
  Grant of options to acquire 592,500 shares of Class A Common
   Stock.......................................................     --           --             --            2,187
  Recordation of minimum pension liability.....................     --           --             --            1,170
  Exercise of warrants for Common Stock........................      8,000       --             --           --
  Issuance of 348,038 shares of Common Stock to the Employee
   Stock Ownership Plans.......................................      2,871       --             --           --
  Class B Preference Stock accretion...........................        619       --             --           --

                 See accompanying Notes to Financial Statements

                            HAWAIIAN AIRLINES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND BUSINESS
    Hawaiian Airlines, Inc. was incorporated in January 1929 under the laws of the Territory of Hawaii and maintains its principal offices in Honolulu, Hawaii. Based on operating revenues, Hawaiian Airlines, Inc. is the largest airline headquartered in Hawaii and is engaged primarily in the scheduled transportation of passengers, cargo and mail over a route system which services the six major islands of the State of Hawaii, several cities primarily in the U.S. West Coast region and certain destinations in the South Pacific.

    The Company's passenger airline business is its chief source of revenue. Scheduled passenger service consists of, on average, approximately 150 flights per day among the six major islands of the State of Hawaii ("Interisland"), daily service to four U.S. West Coast cities and Las Vegas ("Transpac"), and two flights per week to Pago Pago, American Samoa and one flight per week to Papeete, Tahiti in the South Pacific ("Southpac"). The Company also provides charter service to Las Vegas.

    On September 21, 1993, Hawaiian Airlines together with HAL, INC., Hawaiian Airlines' parent company, and West Maui Airport, Inc., another wholly owned subsidiary of HAL, INC. (collectively the "Predecessor"), commenced reorganization cases by filing voluntary petitions for relief under Chapter 11, Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Hawaii. Concurrently therewith, the Debtors filed a Consolidated Plan of Reorganization dated September 21, 1993 (as amended through the most recent amendment dated April 20, 1995, the "Reorganization Plan" or the "Plan"). The Company emerged from the Chapter 11 process less than a year later with the Reorganization Plan becoming effective on September 12, 1994 (the "Effective Date"). The Chapter 11 process resulted in the Company recognizing an extraordinary gain of $190.1 million, representing the relief of $204.7 million of liabilities net of offsets and certain liabilities that survived the reorganization. Further, pursuant to the Reorganization Plan, on the Effective Date, first West Maui Airport, Inc. and then HAL, INC. were merged with and into Hawaiian Airlines with Hawaiian Airlines being the sole surviving corporation. Upon the effectiveness of the mergers, all of the outstanding equity securities of the Company, HAL, INC., and West Maui Airport, Inc. were canceled.

    Under the Plan, the Company will issue and distribute approximately 9,400,000 shares of its common stock to all of the unsecured creditors with claims allowed under the Plan. At December 31, 1995, the Company's common stock consisted of two classes, one with full voting rights, Class A Common Stock, and the other with limited voting rights, Class B Common Stock. On June 19, 1995, the Company commenced distribution of its Class A and Class B Common Stock and as of December 31, 1995, 6,845,105 shares of Class A Common Stock and 1,894,955 shares of Class B Common Stock were issued and outstanding. The Company anticipates issuing 636,247 shares of Class A Common Stock under the Plan by late 1996 in satisfaction of disputed claims outstanding as of December 31, 1995. Any shares withheld in excess of the amount distributed to the holders of such claims will be held until all disputed claims have been resolved. The disputed claims consist of an aggregate $534,000 for alleged prepetition violations and various other claims asserted by various governmental agencies and $5.2 million for damages arising from the return of aircraft asserted by the Federal Deposit Insurance Corporation, as receiver. Upon resolution of all disputed claims, there will be a final distribution of any remaining withheld shares to all general unsecured creditors on a pro rata basis.

    Following the consummation of the AIP Investment, as defined below, each share of the Class B Common Stock issued pursuant to the Reorganization Plan was converted into one share of Class A Common Stock.

    Pursuant to the Reorganization Plan, the Company (1) granted warrants to purchase an additional 989,011 shares of its Class A Common Stock (the "Existing Warrants"), none of which have

                            HAWAIIAN AIRLINES, INC.

1.  ORGANIZATION AND BUSINESS (CONTINUED)
been exercised, and (2) reserved 600,000 shares of the Class A Common Stock for issuance to certain employees under the Company's 1994 Stock Option Plan, as amended. The Class A Common Stock began trading on the American Stock Exchange (the "AMEX") and the Pacific Stock Exchange on June 21, 1995.

    In February 1995, the Company's Board of Directors began to explore options to supplement the Company's capital base, reduce its reliance on short-term bank debt and promotional coupon sales and increase the Company's financial flexibility. The Company, with the assistance of its outside financial advisor, identified and met with potential investors, including Airline Investors Partnership, L.P. ("AIP"), regarding a possible equity investment in the Company. AIP ultimately agreed to make a $20.0 million cash investment in the Company through the purchase of 18,181,818 shares of Class A Common Stock, par value $.01 per share, and four shares of the Company's Series B Special Preferred Stock, par value $.01 per share (the "AIP Investment"). On January 31, 1996, the AIP Investment and a series of related transactions, which were dependent and effective upon one another, were consummated. Among other things, the related transactions included:

    - Certain agreements and arrangements with American Airlines, Inc. ("American"), including amendment to the long-term aircraft lease agreement pursuant to which American leases DC-10-10 aircraft to the Company, (the "Aircraft Lease Agreement"), which provide for, among other things, the making of $10.0 million of previously deferred rent and maintenance payments and interest thereon with a secured promissory note, rent reduction and the release of a $2.0 million security deposit in the form of a letter of credit. In addition, the Company issued to AMR Corporation, American's parent company ("AMR"), warrants (the "AMR Warrants") to acquire up to 1,897,946 shares of Class A Common Stock at $1.10 per share. One-half of the AMR Warrants are immediately exercisable but the balance will only be exercisable if American and the Company enter into a code sharing agreement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. The AMR Warrants expire on September 11, 2001; and

    - Agreements with each of the Company's labor unions regarding certain modifications to their respective collective bargaining unit agreements. These modifications include certain wage concessions, which will generate significant annual cost savings to the Company.

See Note 16.

2.  FRESH START REPORTING
    The fresh start reporting common equity value of approximately $40.0 million was determined by the Reorganized Company's management and was calculated by employing a methodology based on a multiple of earnings before interest and taxes. Analyses of publicly available information of other companies believed to be comparable to the Reorganized Company were used in determining a multiple which was then applied to financial projections of the Reorganized Company. Management's estimate of common equity value considered a number of factors including relevant industry and economic conditions, expected future performance, and the amount of available cash and current market conditions. Under fresh start reporting, the reorganization value of the entity was allocated to the Reorganized Company's assets and liabilities on a basis substantially consistent with the purchase method of accounting. The portion of reorganization value not attributable to specific tangible or identifiable intangible assets of the Reorganized Company is reflected as "Reorganization value in excess of amounts allocable to identifiable assets" in the accompanying balance sheets.

                            HAWAIIAN AIRLINES, INC.

2.  FRESH START REPORTING (CONTINUED)
    The effects of the Plan and fresh start reporting in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (the "SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" on the Reorganized Company's balance sheet as of the Effective Date are as follows, in thousands:

                                                                                                      REORGANIZED
                                                              PREDECESSOR                              COMPANY'S
                                                             BALANCE SHEET     DEBT     FRESH START  BALANCE SHEET
                                                             SEPTEMBER 11,  DISCHARGE   ADJUSTMENTS  SEPTEMBER 11,
                                                                 1994          (A)          (B)          1994
                                                             -------------  ----------  -----------  -------------
ASSETS
Current Assets:
  Cash and cash equivalents................................   $     2,463   $   --       $  --        $     2,463
  Accounts receivable, net.................................        20,052       --            (376)        19,676
  Inventories, net.........................................        10,714       --          (4,260)         6,454
  Assets held for sale.....................................       --            --           1,594          1,594
  Prepaid expenses and other...............................         5,048         (549)       (653)         3,846
                                                             -------------  ----------  -----------  -------------
    Total current assets...................................        38,277         (549)     (3,695)        34,033
Property and equipment, net................................        48,516       --         (15,204)        33,312
Nonoperating assets........................................        25,818      (20,968)     (4,850)       --
Assets held for sale.......................................       --            --          11,925         11,925
Reorganization value in excess of amounts allocable to
 identifiable assets.......................................       --            --          72,024         72,024
Other assets...............................................        15,172         (882)      1,627         15,917
                                                             -------------  ----------  -----------  -------------
      Total assets.........................................   $   127,783   $  (22,399)  $  61,827    $   167,211
                                                             -------------  ----------  -----------  -------------
                                                             -------------  ----------  -----------  -------------

                            HAWAIIAN AIRLINES, INC.

2.  FRESH START REPORTING (CONTINUED)

                                                                                                      REORGANIZED
                                                              PREDECESSOR                              COMPANY'S
                                                             BALANCE SHEET     DEBT     FRESH START  BALANCE SHEET
                                                             SEPTEMBER 11,  DISCHARGE   ADJUSTMENTS  SEPTEMBER 11,
                                                                 1994          (A)          (B)          1994
                                                             -------------  ----------  -----------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt........................   $     1,416   $    4,418   $    (145)   $     5,689
  Current portion of capital lease obligations.............         2,121       --          --              2,121
  Accounts payable.........................................        34,787      (14,789)       (504)        19,494
  Accrued liabilities......................................        12,774         (129)        439         13,084
  Air traffic liability....................................        40,639       --              61         40,700
                                                             -------------  ----------  -----------  -------------
    Total current liabilities..............................        91,737      (10,500)       (149)        81,088
Long-term debt.............................................         2,684        8,737      --             11,421
Capital lease obligations..................................        12,591       --          --             12,591
Other liabilities and deferred credits.....................        31,789       --          (9,678)        22,111
                                                             -------------  ----------  -----------  -------------
    Total liabilities not subject to compromise............       138,801       (1,763)     (9,827)       127,211
Total liabilities subject to compromise....................       204,726     (204,726)     --            --
                                                             -------------  ----------  -----------  -------------
      Total liabilities....................................       343,527     (206,489)     (9,827)       127,211
                                                             -------------  ----------  -----------  -------------
Redeemable Preferred and Preference Stock Subject to
 Compromise................................................         5,973       (5,973)     --            --
Shareholders' Equity (Deficit):
  Common stock.............................................        40,504       --         (40,504)       --
  Capital in excess of par value...........................        12,479       --         (12,479)       --
  Common stock, warrants and options issuable..............       --            --          40,000         40,000
  Accumulated deficit......................................      (274,700)     190,063      84,637        --
                                                             -------------  ----------  -----------  -------------
      Shareholders' equity (deficit).......................      (221,717)     190,063      71,654         40,000
                                                             -------------  ----------  -----------  -------------
      Total liabilities and shareholders' equity
       (deficit)...........................................   $   127,783   $  (22,399)  $  61,827    $   167,211
                                                             -------------  ----------  -----------  -------------
                                                             -------------  ----------  -----------  -------------

- ------------------------
(a) To record the discharge or reclassification of obligations pursuant to the Plan. Substantially all of these obligations are only entitled to receive such distributions of Common Stock as provided under the Plan. Portions of these obligations were restructured and will continue, as restructured, to be liabilities of the Reorganized Company.

(b) To record adjustments to reflect assets and liabilities at estimated fair value (including the establishment of Reorganization value in excess of amounts allocable to identifiable assets), the establishment of the Reorganized Company's equity value of $40.0 million and the cancellation of the Predecessor's equity.

                            HAWAIIAN AIRLINES, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The Company's financial statements, up to and including the Effective Date, included herein have been prepared in accordance with SOP 90-7. For accounting purposes, the Effective Date of the Plan and inception date for the Reorganized Company is deemed to be September 12, 1994. Under fresh start reporting, the reorganization value of the entity has been allocated to the Reorganized Company's assets and liabilities on a basis substantially consistent with the purchase method of accounting. The portion of reorganization value not attributable to specific tangible or identifiable intangible assets of the Company is reflected as "Reorganization value in excess of amounts allocable to identifiable assets" in the accompanying balance sheets.

    Because  of  the  application  of  fresh  start  reporting,  the   financial
statements for periods after reorganization are not comparable to the financial statements for periods prior to the reorganization.

    CASH AND CASH EQUIVALENTS

    The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Short-term cash investments at December 31, 1994 and 1995 were valued at cost and amounted to $2.6 and $2.5 million, respectively.

    INVENTORIES

    Inventories consisting of flight equipment, expendable parts and supplies are stated at average cost, less an allowance for obsolescence.

    ASSETS HELD FOR SALE

    Assets held for sale consisting of expendable inventory parts and rotable flight equipment are stated at the lower of average cost or net realizable value. As of December 31, 1994 and 1995, the Company had approximately $13.4 million and $9.7 million, respectively, of expendable inventory parts and rotable flight equipment held for sale internally or on a consignment basis with a third party.

    PROPERTY AND EQUIPMENT

    Owned property and equipment are stated at cost. Costs of major improvements are capitalized. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Flight equipment..............  12-15 years, 15% residual value
Ground equipment..............  5-15 years
Airport terminal facility.....  30 years
Buildings.....................  15-20 years
Leasehold improvements........  Shorter of lease term or useful life

    Maintenance and repairs are charged  to operations as incurred, except  that
(1) costs of overhauling engines are charged to operations in the year the engines are removed for overhaul and (2) scheduled heavy airframe overhauls on DC-9-50 aircraft are recorded under the deferral method whereby the cost of overhaul is capitalized and amortized over the shorter of the period benefited or the lease term. Additionally, provision is made for the estimated cost of scheduled heavy airframe overhauls required to be performed on leased DC-9-50 aircraft prior to their return to lessors. Maintenance and repairs on DC-10-10 aircraft are charged to operations on a flight hour basis.

    REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

    Reorganization value in excess of amounts allocable to identifiable assets is amortized on a straight-line basis over 20 years. Accumulated amortization at December 31, 1994 and 1995 totaled

                            HAWAIIAN AIRLINES, INC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) approximately $1.1 and $4.7 million, respectively. The Company will continue to assess and evaluate whether the remaining useful life of the asset requires revision or, through the use of estimated future undiscounted cash flows over the remaining life of the asset, whether the remaining balance of the asset may not be recoverable. The assessment of the recoverability of the unamortized amount will be impacted if estimated future operating cash flows are not achieved.

    OTHER ASSETS

    Material preoperating costs associated with the introduction of new flight equipment are amortized on a straight-line basis over the shorter of the lease period or five years.

    ACCRUED VACATION LIABILITY

    Accrued vacation in excess of the amount expected to be taken by employees during the following year are classified as a noncurrent liability.

    FREQUENT FLYER AWARDS

    A liability for frequent flyer awards is recognized on the incremental cost basis in the period during which passengers have accumulated sufficient mileage for award redemption. Incremental costs primarily include fuel and catering.

    PASSENGER REVENUES

    Passenger fares are recorded as operating revenues when the transportation is provided. The value of unused passenger tickets is included as Air traffic liability.

    INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    INCOME (LOSS) PER SHARE

    Income (loss) per share is based on the weighted average number of common stock shares and, if dilutive, common stock equivalents outstanding during each year.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of Air traffic liability and the amounts reported for Accumulated pension and other postretirement benefit obligations. Management believes that such estimates have been appropriately established in accordance with generally accepted accounting principles.

    NEW ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (the "SFAS") No. 121, "Accounting for the Impairment of Long-

                            HAWAIIAN AIRLINES, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement is effective for years beginning after December 15, 1995 and applies to long-lived assets and certain identifiable intangible assets whether held and used or to be disposed of, and goodwill.

    SFAS No. 121 requires that a review be made of long-lived assets and certain identifiable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. In instances where goodwill is identified with assets that are subject to an impairment loss, such goodwill should be allocated to the assets tested for recoverability on a pro rata basis using the relative fair values of the assets acquired in the transaction generating the goodwill.

    SFAS No. 121 also requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the asset carrying amount or fair value, less cost to sell.

    The Company plans to adopt SFAS No. 121 in 1996. Restatement of previously issued financial statements is not permitted. The Company does not believe that adoption of SFAS No. 121 will have a material impact on its financial condition or results of operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a new, fair value based method of accounting for stock-based compensation, but does not require an entity to adopt the new method for purposes of preparing its basic financial statements. For entities not adopting the new method, SFAS No. 123 requires footnote disclosure of pro forma net income and earnings per share information as if the fair value based method had been adopted. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company will comply with the disclosure requirements of SFAS No. 123 in its 1996 financial statements.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amounts of Cash and cash equivalents, Accounts receivable, Lease security and other deposits, Accounts payable, Other accrued liabilities, Accrued vacation liability and Accrued salaries and wages approximate fair value due to the short maturity of those instruments.

    The estimated fair values of Long-term debt amounted to $20.5 million and $11.4 million at December 31, 1994 and 1995, respectively, and Capital lease obligations amounted to $14.9 million and $12.2 million at December 31, 1994 and 1995, respectively. These fair values were estimated by discounting the future cash flow requirements of each instrument at rates currently offered at the respective year-end dates to the Company for similar debt and lease instruments of comparable maturities.

5.  FLIGHT EQUIPMENT
    All of the Company's aircraft are leased except for two DC-9-50s. At December 31, 1994 and 1995, the composition of the Company's aircraft fleet is as follows:

                                                                      1994                      1995
                                                            ------------------------  ------------------------
AIRCRAFT TYPE                                                 LEASED        OWNED       LEASED        OWNED
- ----------------------------------------------------------  -----------  -----------  -----------  -----------
DC-10-10..................................................           7       --                8       --
DC-9-50...................................................          12            1           11            2
                                                                    --           --           --           --
  Total...................................................          19            1           19            2
                                                                    --           --           --           --
                                                                    --           --           --           --

                            HAWAIIAN AIRLINES, INC.

6.  LEASES

    AIRCRAFT LEASES

    Six DC-10-10 aircraft are leased under operating leases which expire in 2001. Two DC-10-10 aircraft are leased under short term operating leases which expire in 1996. Seven and four DC-9-50 aircraft and related flight equipment are leased under operating and capital leases, respectively, for various periods ranging through the year 2004.

    Most of the aircraft under operating leases include renewal options and fair market value purchase options at the end of the lease period.

    OTHER LEASES

    The Company leases office space for its headquarters, airport facilities, ticket offices and certain ground equipment in varying terms to 2008.

    GENERAL

    Rent expense for aircraft, office space, real property and other equipment during 1993, 1994 and 1995 was $36.6 million, $33.6 million and $25.5 million, respectively, net of sublease rental income from operating leases of $48,000, $368,000 and $75,000, respectively.

    Scheduled future minimum lease commitments under operating and capital leases for the Company as of December 31, 1995, in thousands, are as follows:

                                                                         OPERATING   CAPITAL
                                                                          LEASES     LEASES
                                                                         ---------  ---------
1996...................................................................  $  17,414  $   3,715
1997...................................................................     16,405      3,643
1998...................................................................     15,786      3,281
1999...................................................................     15,215      3,281
2000...................................................................     12,302      1,501
Thereafter.............................................................     19,095     --
                                                                         ---------  ---------
  Total minimum lease payments.........................................  $  96,217  $  15,421
                                                                         ---------
                                                                         ---------
  Less amount representing interest....................................                 2,657
                                                                                    ---------
  Present value of capital lease obligations...........................                12,764
  Less current portion of capital lease obligations....................                 2,662
                                                                                    ---------
  Capital lease obligations, excluding current portion.................             $  10,102
                                                                                    ---------
                                                                                    ---------

    In addition to scheduled future minimum lease payments, the Company is required to pay for, under agreement with American, monthly DC-10-10 maintenance charges. These charges are based on estimated flight hours for the month and are expensed as incurred. For the years ended December 31, 1994 and 1995, the Company incurred $8.9 million and $37.6 million, respectively, in maintenance charges under such agreement.

    Commencing October 1994 and throughout 1995, the Company was delinquent in making certain payments due American under the Aircraft Lease Agreement. As of December 31, 1995, the Company was delinquent on scheduled payments amounting to approximately $9.7 million under this lease arrangement. Although American notified the Company that the failure to make these certain rent and prepaid maintenance payments constituted an event of default under the lease agreement, it did not declare the lease agreement in default or exercise any remedies available to it. Certain additional payments were made by the Company to American and amendments to the Aircraft Lease Agreement providing for deferrals of payment of any remaining delinquent amounts owed by the Company over

                            HAWAIIAN AIRLINES, INC.

6.  LEASES (CONTINUED)
scheduled dates were effected throughout 1995. Effective January 31, 1996, the Company and American agreed to terms for the satisfaction of these delinquent amounts. In addition, effective January 31, 1996, the Company and American agreed to a reduction in basic rents due on DC-10-10 operating leases. The above schedule of future minimum lease commitments does not reflect such reduction. See Notes 12 and 16.

    The net book value of property held under capital leases as of December 31, 1994 and 1995 totaled $17.3 million and $15.5 million, respectively.

7.  DEBT
    At December 31, 1994 and 1995, the Company's long-term debt, including obligations under capital leases, consists of the following, in thousands:

                                                                                     1994       1995
                                                                                   ---------  ---------
Secured obligations due 1996-1999................................................  $  13,537  $   8,542
Tax obligations due 1996-2000....................................................        668        158
Unsecured obligations due 1996-1997..............................................      6,341      2,850
Capital lease obligations due 1996-2000..........................................     15,671     12,764
                                                                                   ---------  ---------
                                                                                      36,217     24,314
Current portion..................................................................     (9,301)    (8,689)
                                                                                   ---------  ---------
  Long-term debt and capital lease obligations, excluding current portion........  $  26,916  $  15,625
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    Secured obligations due 1996-1999 are as follows:

    - A note payable executed in 1994 in settlement of $6.0 million of administrative claims related to unpaid prepetition L-1011 and DC-9-50 aircraft rents. The note is due in 1999, bears interest at 8.0% per annum and is payable in monthly installments of principal and interest of $121,658. At December 31, 1994 and 1995, $5.8 million and $4.7 million were outstanding, respectively;

    - A secured note payable executed in 1992 pursuant to a settlement agreement with the Government of Canada related to two DHC-7 aircraft and related flight equipment. The note is due in 1996 and is payable in installments of $50,000 per month. As the note bears no interest, interest has been imputed as of the Effective Date at 10.0% per annum. As of December 31, 1994 and 1995, $1.0 million and $569,000 were outstanding, respectively. In January 1996, the note was paid in full;

    - A secured note executed in 1993 for the purchase of a DC-9-50 aircraft from a lessor. The mortgage note is due in 1999 and is payable in monthly installments of principal and interest of $59,876. Interest accrues at 10.315% per annum. At December 31, 1994 and 1995, $2.6 million and $2.1 million were outstanding, respectively; and

    - The Company has available a credit facility provided by CIT Group/Credit Finance, Inc. (the Credit Facility). At December 31, 1995, the Credit Facility consisted of an $8.15 million secured revolving line of credit including up to $3.0 million of letters of credit. Borrowings under the revolving line of credit have been recorded net of discount representing the fair value of the Existing Warrants as discussed in Note 11. Available credit is subject to reduction determined by recalculation of the borrowing base and repayments arising from disposition of collateral. At December 31, 1994, $4.1 million and $2.1 million of borrowings and letters of credit, respectively, were outstanding. As of December 31, 1995, the total availability under the Credit Facility amounted to approximately $3.4 million, which amount was fully drawn in the form of

                            HAWAIIAN AIRLINES, INC.

7.  DEBT (CONTINUED)
     $1.3 million in borrowings and $2.1 million in letters of credit. As of March 15, 1996, $2.0 million of additional borrowing capacity was available due to American's release of $2.0 million in letters of credit in conjunction with the consummation of the AIP Investment and its related transactions. See Note 16.

    Tax obligations due 1996-2000 represent allowed priority tax claims for various taxing jurisdictions, which in accordance with the provisions of the Plan, bear interest at 7.0% per annum and are payable in 24 quarterly installments commencing on the first through sixth anniversaries of the Effective Date. The Company is currently in negotiations with respective tax jurisdictions regarding approximately $500,000 of tax obligations. At December 31, 1995, the $500,000 is included in Accounts payable in the accompanying balance sheets.

    Unsecured obligations due 1996-1997 are as follows:

    - A note executed in 1994 in settlement of $4.7 million of administrative claims related to unpaid postpetition L-1011 aircraft rents. The note is due in 1996, bears interest at prime plus 3.0% (11.5% at December 31, 1995) and is payable in monthly installments of principal and interest of $194,010. At December 31, 1994 and 1995, $3.9 million and $1.6 million were outstanding, respectively;

    - A note executed in 1994 in settlement of $2.8 million of administrative claims related to unpaid prepetition airport use and occupancy fees to the State of Hawaii. The note is due in 1997 and is payable in monthly installments of $100,000. The note bears no interest; however, interest has been imputed at 10.0% per annum. As of December 31, 1994 and 1995, $2.2 million and $1.2 million were outstanding, respectively; and

    - A note executed in 1994 in settlement of $276,000 of administrative claims related to unpaid L-1011 aircraft rents. The note is due in 1996, accrues interest at prime plus 3.0% per annum (11.5% at December 31, 1995) and is payable in monthly principal installments of $11,518. At December 31, 1994 and 1995, $254,000 and $115,000 were outstanding, respectively.

    Obligations under capital leases represent the present value of aggregate future minimum lease payments discounted using interest rates ranging from 8.5% to 9.0%. See Note 6.

    The following table represents a summary of the Company's assets which are pledged as security for the indicated obligations as of December 31, 1995:

                                         NET BOOK VALUE OF
                                      SECURITY AS OF DECEMBER                                    BALANCE OF OBLIGATION AS OF
     ASSET/NATURE OF SECURITY                31, 1995                      CREDITOR                   DECEMBER 31, 1995
- -----------------------------------  -------------------------  ------------------------------  ------------------------------
Security interest in certain DC-9          $6.1 million         GPA Group PLC and AEROUSA, INC  $4.7 million note due 1999 rotable parts

Security interest in certain ground        $1.0 million              Canadian Government        $569,000 note due 1996
 and flight equipment, $15.0
 million stipulated judgment to be
 filed upon default of payments due

                            HAWAIIAN AIRLINES, INC.

7.  DEBT (CONTINUED)

                                         NET BOOK VALUE OF
                                      SECURITY AS OF DECEMBER                                    BALANCE OF OBLIGATION AS OF
     ASSET/NATURE OF SECURITY                31, 1995                      CREDITOR                   DECEMBER 31, 1995
- -----------------------------------  -------------------------  ------------------------------  ------------------------------
Mortgage interest in DC-9-50               $2.7 million            GATX Capital Corporation     $2.1 million mortgage note due
 aircraft                                                                                        1999

First priority security interest in         Unspecified         CIT Group/Credit Finance, Inc   $1.3 million revolving credit
 substantially all assets, with                                                                  facility obligation due 1996,
 certain limited exceptions                                                                      $2.1 million letters of
 including prior liens contemplated                                                              credit
 by the Plan, $2.0 million letters
 of credit (See Note 11)

8.  REORGANIZATION AND NONRECURRING OPERATING ITEMS
    During 1993, the Predecessor returned or terminated the respective leases under five of its DC-9-50 aircraft. As a result, the Company provided for $14.0 million in anticipated aircraft rental and return costs. In accordance with SOP 90-7, the Predecessor classified reorganization and other costs associated with the bankruptcy proceeding as nonoperating reorganization expenses. The balance for the period from September 22, 1993 through December 31, 1993 includes the following, in thousands:

Provisions for claims related to rejection of L-1011 and DHC-7 aircraft leases..................................................  $  51,456
Provisions for claims related to various contract disputes,
 litigation and other matters.....................................        346
Professional fees and expenses related to reorganization
 proceedings......................................................        835
                                                                    ---------
                                                                    $  52,637
                                                                    ---------
                                                                    ---------

    Charter revenues in 1993 include $3.9 million received from the Military Airlift Command in May 1993 following a settlement with the Predecessor on its claim for additional compensation for charter operations during Operations Desert Shield and Desert Storm in 1991 and 1990.

    The following reorganization and other items associated with the bankruptcy proceeding were incurred by the Predecessor during the period from January 1, 1994 to September 11, 1994, in thousands:

Reorganization Items:
  Professional fees.......................................................  $   5,744
  Employee share of common stock distribution.............................      7,568
  Other...................................................................        268
Revaluation of assets and liabilities.....................................        370
                                                                            ---------
                                                                            $  13,950
                                                                            ---------
                                                                            ---------

    In 1993, the Predecessor entered into new collective bargaining agreements with the International Association of Machinists and Aerospace Workers (AFL-CIO)
(IAM), the Air Line Pilots Association, International (ALPA), Association of Flight Attendants (AFA) and Transport Workers Union

                            HAWAIIAN AIRLINES, INC.

8.  REORGANIZATION AND NONRECURRING OPERATING ITEMS (CONTINUED)
(TWU) and made certain changes to the compensation and benefits of salaried employees. These new agreements contemplated that employees would have claims relating to ratified concessions which would be satisfied through the issuance of the new Common Stock of the Reorganized Company. A charge of $7.6 million in 1994 was included as a reorganization item in satisfaction of these claims.

    Operating expenses in 1995 were reduced by the reversal of $1.8 million in preconfirmation contingency accruals initially provided for on the Effective Date.

9.  INCOME TAXES
    As a result of net operating losses (NOLs) in the current year and NOLs carried forward from prior years, the Company and the Predecessor were not required to provide for federal and state income taxes for 1993, 1994 and 1995.

    The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are presented below, in thousands:

                                                                                    1994        1995
                                                                                 ----------  ----------
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful accounts......  $      198  $      320
  Accrued pension and post-retirement benefits.................................      10,448      10,104
  Accrued vacation.............................................................       1,644       1,646
  Net operating loss carryforwards.............................................      34,181      20,115
  Investment tax credit carryforwards..........................................       2,569       2,569
  Airframe return provision....................................................          76         964
  Other........................................................................       3,813       4,564
                                                                                 ----------  ----------
    Total gross deferred tax assets............................................      52,929      40,282
    Less valuation allowance...................................................     (47,086)    (34,167)
                                                                                 ----------  ----------
    Net deferred tax assets....................................................       5,843       6,115

Deferred tax liabilities:
  Plant and equipment, principally due to differences in depreciation..........      (5,843)     (6,115)
  Other........................................................................      --          --
                                                                                 ----------  ----------
    Total gross deferred tax liability.........................................      (5,843)     (6,115)
                                                                                 ----------  ----------
    Net deferred taxes.........................................................  $   --      $   --
                                                                                 ----------  ----------
                                                                                 ----------  ----------

    The valuation allowance for deferred tax assets as of January 1, 1994 and 1995 was $66.4 million and $47.1 million, respectively. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was a decrease of $19.3 million and a decrease of $12.9 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

    The Chapter 11 reorganization of the Company resulted in an ownership change of the Company under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which resulted in a

                            HAWAIIAN AIRLINES, INC.

9.  INCOME TAXES (CONTINUED)
limitation on the use of its NOL carryforwards. In order to preserve a portion of the Company's NOLs in the event of an ownership change within two years of its bankruptcy reorganization, the Company made a special election in its 1994 federal income tax return to have its NOLs be subject to Section 382 of the Code following its bankruptcy reorganization (the Section 382(l)(6) election). The purpose of the Section 382(l)(6) election was to preserve the Company's ability to utilize a portion of its NOLs even if it underwent an ownership change within two years from the ownership change resulting from its bankruptcy reorganization. Absent that election, if the Company underwent an ownership change within two years following the ownership change resulting from its bankruptcy reorganization, it would have been precluded from using any NOLs incurred prior to that second ownership change to offset taxable income for periods following that ownership change.

    As a result of the Section 382(l)(6) election, the Company's NOLs attributable to the period prior to the ownership change resulting from its bankruptcy reorganization, as computed for federal and state income tax purposes, available to be used to offset future taxable income generally was limited to an annual amount (the Section 382 Limitation) equal to the value of the Company's equity immediately after that ownership change multiplied by the then long-term tax-exempt rate. The Section 382 Limitation may also be increased by certain built-in income items recognized following an ownership change. Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization was approximately $2.4 million, plus any built-in income items as previously discussed. NOLs incurred following that time were not subject to that limitation. In general, to the extent taxable income for a year is less than the Section 382 Limitation applicable to that year, the excess Section 382 Limitation increases the Section 382 Limitation available for the immediately succeeding year. To the extent the Company's taxable income for a year exceeds the Section 382 Limitation applicable to that year, plus the amount of any unused NOLs not subject to the Section 382 Limitation (e.g., because they are Post-Change NOLs), the Company will have federal taxable income subject to tax at a maximum rate of 35.0% (plus any applicable state taxes). Unused NOLs generally expire 15 years after they are incurred.

    At December 31, 1995, the Company has approximately $50.3 million of NOLs (and equivalent tax credit carryforwards) available to offset future federal and state taxable income, subject to the application of Section 382 of the Code, as discussed above. If the Company, in future tax periods, were to recognize tax benefits attributable to tax attributes of the Predecessor (such as net operating loss and other carryforwards), any such benefit would first be applied to reduce the balance of Reorganization value in excess of amounts allocable to identifiable assets.

    Subsequent to December 31, 1995, a series of transactions were consummated which may have affected the Company's NOLs. See Note 16.

10. BENEFIT PLANS

    DEFINED BENEFIT PENSION PLANS

    The Company sponsors several defined benefit pension plans covering substantially all of its employees hired on or prior to September 1, 1992. Pilots and ground personnel are covered under three defined benefit pension plans which provide benefits based primarily on years of service and employee compensation near retirement. The IAM and salaried defined benefit pension plans were frozen effective October 1, 1993. Funding for the ground personnel plans is based on minimum Employee Retirement Income Security Act requirements. Pension cost for the pilot plan is funded on a

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED)
current basis based on the amortization of prior service cost over 20 years. Plan assets consist primarily of common stocks, government securities, insurance contract deposits and cash management funds.

    The following table summarizes the funded status of the defined benefit plans of the Company as of December 31, 1994, in thousands:

                                                                                                1994
                                                                                            ------------
Fair value of plans assets................................................................  $    122,625
                                                                                            ------------
Accumulated benefit obligation:
  Vested..................................................................................      (108,119)
  Non-vested..............................................................................        (7,991)
                                                                                            ------------
                                                                                                (116,110)
Additional benefits based on future salary levels.........................................       (10,244)
                                                                                            ------------
Projected benefit obligation..............................................................      (126,354)
                                                                                            ------------
Projected benefit obligation in excess of plan assets.....................................        (3,729)
Unrecognized actuarial net loss...........................................................         5,956
                                                                                            ------------
    Prepaid pension cost..................................................................  $      2,227
                                                                                            ------------
                                                                                            ------------

    The projected benefit obligation was determined using an assumed weighted-average discount rate of 8.25% for 1994. The assumed weighted-average rate of compensation increase was 4.25% for pilots and 0.00% for ground personnel at December 31, 1994. The assumed weighted-average expected long-term rate of return on plan assets was 9.0% for 1994.

    The following table summarizes the funded status of the defined benefit plans of the Company as of December 31, 1995, in thousands:

                                                                                      1995
                                                                         ------------------------------
                                                                           PLANS FOR       PLANS FOR
                                                                             WHICH        WHICH ASSETS
                                                                          ACCUMULATED        EXCEED
                                                                            BENEFITS      ACCUMULATED
                                                                         EXCEED ASSETS      BENEFITS
                                                                         --------------  --------------
Fair value of plans assets.............................................   $     88,877     $   50,736
                                                                         --------------  --------------
Accumulated benefit obligation:
  Vested...............................................................        (86,807)       (42,160)
  Non-vested...........................................................         (7,803)        (2,174)
                                                                         --------------  --------------
                                                                               (94,610)       (44,334)
Additional benefits based on future salary levels......................        (13,860)        --
                                                                         --------------  --------------
Projected benefit obligation...........................................       (108,470)       (44,334)
                                                                         --------------  --------------
Plan assets in excess of (less than) projected benefit obligation......        (19,593)         6,402
Unrecognized actuarial net loss........................................          8,149          3,435
Amount reflected as minimum pension liability..........................         (1,170)        --
                                                                         --------------  --------------
    Prepaid (accrued) pension cost.....................................   $    (12,614)    $    9,837
                                                                         --------------  --------------
                                                                         --------------  --------------

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED)
    The projected benefit obligation was determined using an assumed weighted-average discount rate of 7.25% for 1995. At December 31, 1995, the assumed weighted-average rate of compensation increase was 4.50% for pilots and 0.00% for ground personnel. The assumed weighted-average expected long-term rate of return on plan assets was 9.0% for 1995.

    The provisions of SFAS No. 87, "Employers' Accounting for Pensions", require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. This amount is recorded as a long-term liability in Accumulated pension and other postretirement benefits obligations and a separate reduction of Shareholders' Equity in the accompanying balance sheets.

    Net periodic pension gain for 1993 included the following components, in thousands:

                                                                                             PREDECESSOR
                                                                                             -----------
                                                                                                1993
                                                                                             -----------
Service cost-benefits earned during the year...............................................   $   5,740
Interest cost on projected benefit obligation..............................................       9,919
Actual return on plan assets...............................................................     (11,455)
Net amortization and deferral..............................................................         645
Curtailment gain...........................................................................     (12,104)
                                                                                             -----------
    Net periodic pension gain..............................................................   $  (7,255)
                                                                                             -----------
                                                                                             -----------

    The net periodic pension cost in 1993 was determined using an assumed weighted-average discount rate of 7.25%.

    Curtailment gain of $12.1 million represents the actuarial equivalent of the reduction in the net accrued pension benefit obligation as of September 30, 1993 and is reflected in the accompanying financial statements as an extraordinary item. The gain results from the cessation of future pay and credited service increases due to the aforementioned freezing of the IAM and salaried employee defined benefit pension plans as of October 1, 1993.

    Net periodic pension (gain) cost for 1994 included the following components, in thousands:

                                                                                         REORGANIZED
                                                                     PREDECESSOR           COMPANY
                                                                  ------------------  ------------------
                                                                     PERIOD FROM         PERIOD FROM
                                                                   JANUARY 1, 1994    SEPTEMBER 12, 1994
                                                                          TO                  TO
                                                                  SEPTEMBER 11, 1994  DECEMBER 31, 1994
                                                                  ------------------  ------------------
Service cost-benefits earned during the period..................      $    2,326          $      818
Interest cost on projected benefit obligation...................           6,828               2,831
Actual return on plan assets....................................          (2,244)              3,109
Net amortization and deferral...................................          (5,515)             (6,366)
Fresh start adjustment..........................................          (8,284)             --
                                                                         -------             -------
    Net periodic pension (gain) cost............................      $   (6,889)         $      392
                                                                         -------             -------
                                                                         -------             -------

    The net periodic pension cost in 1994 was determined using an assumed weighted-average discount rate of 7.25% and 8.25% for the period from January 1, 1994 to September 11, 1994 and the period from September 12, 1994 to December 31, 1994, respectively.

    In  the  third  quarter  of  1994,  ALPA  further  ratified  certain funding assumption changes to its defined benefit pension plan which resulted in decreased required cash contributions to the plan. The changes were ratified by ALPA in exchange for 1) an additional allowed general unsecured claim

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED) (CONTINUED)
under the Predecessor's Chapter 11 process; 2) payment by the Reorganized Company of the pilots' pension plan investment and advisory fees and administrative expenses in 1994 and 1995, with payments being limited to $100,000 in 1994; 3) if applicable, future payment directly by the Reorganized Company for retirement benefits accrued in excess of statutory compensation limits; and 4) forgiveness of certain immaterial fees due from ALPA.

    Fresh start adjustment of $8.3 million represents the net effect of fresh start accounting, as applied by the Company in accordance with SOP 90-7, on the pension benefit obligation as of September 12, 1994.

    Net periodic pension cost for 1995 included the following components, in thousands:

                                                                                             REORGANIZED
                                                                                               COMPANY
                                                                                             -----------
                                                                                                1995
                                                                                             -----------
Service cost-benefits earned during the year...............................................   $   3,248
Interest cost on projected benefit obligation..............................................      10,411
Actual return on plan assets...............................................................     (24,180)
Net amortization and deferral..............................................................      12,868
Early retirement provision.................................................................       1,496
                                                                                             -----------
    Net periodic pension cost..............................................................   $   3,843
                                                                                             -----------
                                                                                             -----------

    The net periodic pension cost in 1995 was determined using an assumed weighted-average discount rate of 8.25%.

    In the first quarter of 1995, an early retirement program was offered by the Company to qualified participants of the IAM and salaried defined benefit plans. The Company recognized a $2.0 million charge to operations in 1995 which amount includes the impact of the early retirement program on the estimated accumulated benefit obligations of the IAM and salaried defined benefit plans.

    POSTRETIREMENT PLANS

    In addition to providing pension benefits, the Company sponsors defined benefit postretirement plans. Employees in the Company's non-pilot group are eligible for certain medical benefits under one plan if they meet certain age and service requirements at the time of retirement. Employees in the Company's pilot group are eligible for certain medical, dental and life insurance benefits under another plan if they become disabled or reach normal retirement age while working for the Company. The Company continues to fund the cost of medical, dental and life insurance benefits in the year incurred.

    The Company's postretirement benefit plans' combined benefit obligations as of December 31, 1994 and 1995 are as follows, in thousands:

                                                                                    1994        1995
                                                                                 ----------  ----------
Accumulated benefit obligation:
  Retirees and dependents......................................................  $   (5,278) $   (5,848)
  Fully eligible active plan participants......................................        (346)       (341)
  Other active plan participants...............................................     (16,391)    (12,735)
                                                                                 ----------  ----------
Unfunded accumulated postretirement benefit obligation.........................     (22,015)    (18,924)
Unrecognized net (gain) loss...................................................           2      (6,398)
                                                                                 ----------  ----------
    Accrued postretirement benefit obligation..................................  $  (22,013) $  (25,322)
                                                                                 ----------  ----------
                                                                                 ----------  ----------

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED) (CONTINUED)
    The accumulated postretirement benefit obligation was determined using an assumed weighted-average discount rate of 8.25% and 7.25% for 1994 and 1995, respectively.

    Net periodic postretirement benefit cost in 1993 included the following components, in thousands:

                                                                                             PREDECESSOR
                                                                                             -----------
                                                                                                1993
                                                                                             -----------
Service cost-benefits attributed to service during the year................................   $   1,480
Interest cost on accumulated postretirement benefit obligation.............................       1,479
Net amortization and deferral..............................................................         (43)
                                                                                             -----------
    Net periodic postretirement benefit cost...............................................   $   2,916
                                                                                             -----------
                                                                                             -----------

    Net periodic postretirement benefit cost in 1993 was determined using an assumed weighted-average discount rate of 7.25%.

    Net periodic postretirement benefit cost in 1994 included the following components, in thousands:

                                                                     PREDECESSOR      REORGANIZED COMPANY
                                                                  ------------------  -------------------
                                                                     PERIOD FROM          PERIOD FROM
                                                                   JANUARY 1, 1994    SEPTEMBER 12, 1994
                                                                          TO                  TO
                                                                  SEPTEMBER 11, 1994   DECEMBER 31, 1994
                                                                  ------------------  -------------------
Service cost-benefits attributed to service during the period...      $    1,074           $     444
Interest cost on accumulated postretirement benefit
 obligation.....................................................             986                 459
Net amortization and deferral...................................             (72)             --
                                                                         -------               -----
    Net periodic postretirement benefit cost....................      $    1,988           $     903
                                                                         -------               -----
                                                                         -------               -----

    A weighted average discount rate of 7.25% and 8.25% was used for the period from January 1, 1994 to September 11, 1994 and the period from September 12, 1994 to December 31, 1994, respectively.

    Net periodic postretirement benefit cost in 1995 included the following components, in thousands:

                                                                                             REORGANIZED
                                                                                               COMPANY
                                                                                             -----------
                                                                                                1995
                                                                                             -----------
Service cost-benefits attributed to service during the year................................   $   1,593
Interest cost on accumulated postretirement benefit obligation.............................       1,785
Early retirement provision.................................................................         411
                                                                                             -----------
    Net periodic postretirement benefit cost...............................................   $   3,789
                                                                                             -----------
                                                                                             -----------

    A weighted average discount rate of 8.25% was used for the year ended December 31, 1995.

    As noted above, in the first quarter of 1995, an early retirement program was offered by the Company to qualified participants of the IAM and salaried defined benefit pension plans. The Company recognized a $2.0 million charge to operations in 1995 for the combined effects of the early retirement program on the estimated accumulated pension and postretirement benefit obligations.

                            HAWAIIAN AIRLINES, INC.

10. BENEFIT PLANS (CONTINUED) (CONTINUED)
    For measurement purposes, the following ranges of graded rates were used in the per capita cost of covered medical benefits:

                                                          PREDECESSOR                     REORGANIZED COMPANY
                                               ----------------------------------  ----------------------------------
                                                                 PERIOD FROM            PERIOD FROM
                                                               JANUARY 1, 1994      SEPTEMBER 12, 1994
                                                                     TO                     TO
                                                  1993       SEPTEMBER 11, 1994      DECEMBER 31, 1994       1995
                                               -----------  ---------------------  ---------------------  -----------
Initial rates................................       14.0%             14.0%                  15.0%             14.0%
Termination rates............................        5.0%              5.0%                   6.0%              5.0%

    The medical cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed medical cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, 1994 and 1995 by $3.5 million, $3.7 million and $2.9 million, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the years then ended by $593,000, $584,000 and $632,000, respectively.

    OTHER

    The Company also sponsors separate deferred compensation plans (401(k)) for its pilots, flight attendants and ground and salaried personnel. Participating employer cash contributions are not required under the terms of the pilots' plan. However, the Company made contributions of 7.0% in 1993, 5.0% in 1994 and 5.0% in 1995, of defined compensation pursuant to the terms of the flight attendants' plan. Effective January 1, 1994, the Company is required to match employee contributions up to an additional 2.0% in the flight attendants' plan. Contributions to the flight attendants' plan are funded currently and totaled approximately $868,000, $889,000 and $555,000 in 1993, 1994 and 1995,
respectively.

    Effective September 1, 1993, the Company was required to contribute 2.0% of eligible earnings to the 401(k) plan for ground and salaried personnel. Effective September 1, 1994, the Company is required to contribute 4.0% of eligible earnings to the ground and salaried personnel plan. Contributions from the Company are required only for those employees who were participants in the plan as of September 1, 1993. Contributions to the ground and salaried 401(k) plan totaled $288,000, $1.1 million and $1.6 million in 1993, 1994 and 1995, respectively.

11. COMMON STOCK WARRANTS, RIGHTS AND OPTIONS

    EXISTING WARRANTS

    In conjunction with the Credit Facility, $2.0 million of letters of credit were provided by certain third parties as additional security for performance of the Company's obligations under the Credit Facility. One such letter of credit in the amount of $1.0 million is guaranteed by Mr. Martin Anderson, a member of the Board of Directors for fiscal year 1995. The persons providing the letters of credit received a subordinated security interest in the assets securing the Financing and received warrants to purchase 989,011 shares of the Reorganized Company's Class A Common Stock. The warrants have a five-year term, expiring September 12, 1999, and are exercisable at a price equal to $2.73 per common share, subject to adjustment pursuant to anti-dilution provisions. No warrants had been exercised as of December 31, 1995.

    SHAREHOLDER RIGHTS PLAN

    On December 1, 1994, the Board of Directors of the Company authorized adoption of a shareholder rights plan (the "Rights Plan") pursuant to which there would be attached to each share of common stock of the Reorganized Company one preferred stock purchase right (a "PSP Right"). The

                            HAWAIIAN AIRLINES, INC.

11. COMMON STOCK WARRANTS, RIGHTS AND OPTIONS (CONTINUED)
Rights Plan provides that in the event any person becomes the beneficial owner of 10.0% or more of the outstanding common shares, each PSP Right (other than a PSP Right held by the 10.0% shareholder) will be exercisable, on and after the close of business on the tenth business day following such event, to purchase Hawaiian Airlines Series A Preferred Stock having a market value equal to two times the then current exercise price (initially $8.00). The Rights Plan further provides that if, on or after the occurrence of such event, the Company is merged into any other corporation or 50.0% or more of the Company's assets or earning power are sold, each PSP Right (other than a PSP Right held by the 10.0% shareholder) will be exercisable to purchase common shares of the acquiring corporation having a market value equal to $16.00. The PSP Rights expire on December 1, 2004 (unless previously triggered) and are subject to redemption by the Company at $0.01 per PSP Right at any time prior to the first date upon which they become exercisable.

    1994 STOCK OPTION PLAN

    Pursuant to the terms of the Plan of Reorganization, 600,000 shares of the Company's Class A Common Stock have been reserved for issuance under a 1994 Stock Option Plan. The 1994 Stock Option Plan provides for issuance of options to officers and key employees of the Company, with the terms of such options and the recipients of such options to be determined by a committee. In February 1995, the Compensation Committee of the Board of Directors approved a form of nonqualified stock option agreement and granted options to acquire 592,500 shares of the Company's Class A Common Stock. The Compensation Committee established the exercise price of the options granted as 25.0% of the average of the closing prices of the Class A Common Stock reported on the AMEX for the 10 consecutive days of trading beginning on June 26, 1995. The application of the aforementioned formula resulted in an option exercise price of $1.62 per share. The options vest and are exercisable upon the earlier of February 2, 1996 or upon a change of control, as described in the 1994 Stock Option Plan. If the options vest through lapse of time, they may be exercised at any time prior to February 2, 2005; however, if the options vest due to a change of control, they may be exercised immediately prior to such change of control, after which any unexercised options lapse. Noncash compensation expense of approximately $2.0 million for the granted options has been recognized during the year ended December 31, 1995. The remaining $182,000 of compensation cost has been reflected as Unearned compensation in the Shareholders' Equity section in the accompanying balance sheets and will be recognized in January 1996. No options had been exercised as of December 31, 1995 (options to acquire 592,500 shares are outstanding).

    In January 1996, the AIP Investment and a series of related transactions were consummated. The AIP Investment and its related transactions resulted in the immediate vesting of the aforementioned stock options, the Company issuing warrants to AMR and additional warrants to the holders of the Existing Warrants and changes to the provisions of the Rights Plan and 1994 Stock Option Plan. See
Note 16.

12. TRANSACTIONS WITH AMERICAN AND CERTAIN OF ITS AFFILIATES

    A variety of agreements exist between the Company and American and AMR Training & Consulting Group, Inc. and its affiliates for certain services, including data processing, licensing of reservations system, leasing of DC-10-10 aircraft, maintenance services on such DC-10-10 aircraft and participation in the AAdvantage-Registered Trademark- frequent flyer program. At December 31, 1995, the obligations of the Company under these agreements were secured by a $2.0 million letter of credit issued under the Company's working capital line of credit. See Note 7.

                            HAWAIIAN AIRLINES, INC.

12. TRANSACTIONS WITH AMERICAN AND CERTAIN OF ITS AFFILIATES (CONTINUED)
    On October 31, 1994, the Company failed to make certain payments due to American pursuant to the Aircraft Lease Agreement pursuant to which American leases six DC-10s to the Company. American sent the Company notice of the failure to make rent and prepaid maintenance payments and noted that such failure constituted an event of default under the Aircraft Lease Agreement, but did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it, which include, but are not limited to, termination of the Aircraft Lease Agreement, repossession of certain aircraft and engines, recovery of damages and drawings under letters of credit then in place in the amount of $2.0 million posted by the Company as required by the Aircraft Lease Agreement. The Company subsequently made the rent and prepaid maintenance payments due American in November 1994.

    In December 1994 and during the first quarter of 1995, the Company again failed to timely make certain rent and prepaid maintenance payments in full due pursuant to the Aircraft Lease Agreement. Again, while American sent the Company notice of the failure to make such payments in full, American did not declare the Aircraft Lease Agreement in default or exercise any of the remedies available to it. On several occasions during the year, American deferred the payment of the delinquent amounts. As of December 9, 1995, the Company owed American $7.1 million in deferred payments and accrued interest. American agreed to permit the deferral of the payment of this $7.1 million (plus interest thereon) and the periodic payments of lease rents and maintenance payments that would become due on or after December 8, 1995, up to a maximum of an additional $2.9 million (including interest), until the earlier of the consummation of the AIP Investment or February 7, 1996. As of January 4, 1996, the Company had deferred the maximum deferrable amount of lease rents and maintenance payments under the Aircraft Lease Agreement.

    On January 31, 1996, establishment of terms for the repayment of these delinquencies and certain other agreements and arrangements with American and AMR were effected upon consummation of the AIP Investment. See Note 16.

13. COMMITMENTS AND CONTINGENT LIABILITIES

    LITIGATION

    The Company  is party  to a  small number  of lawsuits.  Four claims  remain asserted against the Reorganized Company for alleged prepetition and/or administrative claims on or before the Effective Date of the Plan. Management believes that the Reorganized Company has established adequate reserves for these bankruptcy related claims.

    In addition, the Company is a party to several other claims and legal actions. In the opinion of management, and after consultation with legal counsel, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's operations or financial condition.

    AIRCRAFT MAINTENANCE

    Maintenance on the Company's DC-10-10 aircraft fleet is being performed by American in accordance with FAA regulations and Hawaiian Airlines' approved maintenance program. In October 1994, December 1994 and during the first quarter of 1995, the Company was delinquent in making certain payments due American under its lease arrangement. The October 1994 delinquency was paid in November 1994. The December 1994 and first quarter 1995 delinquencies were deferred by American throughout 1995. Establishment of terms for the repayment of these deferrals and certain other arrangements with American were effected subsequent to December 31, 1995 upon consummation of the AIP Investment and its related transactions. See Notes 6, 12 and 16.

                            HAWAIIAN AIRLINES, INC.

13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
    Due to the U.S. Government's decision to phase out the VLF/Omega stations, the Omega navigation system aboard the DC-10-10 aircraft must be updated to continue overseas operations. The current plan is to change to a dual Global Positioning System during the heavy phase checks scheduled for 1996. The estimated cost is $125,000 per aircraft.

    Hawaiian Airlines anticipates that in the period 1996 through 1999, five of its 13 DC-9-50 aircraft will require a heavy airframe overhaul check (the "D Check"). The D Check for a DC-9-50 requires more than 10,000 man-hours of maintenance work and includes stripping the airframe, extensively testing the airframe structure and a large number of parts and components, and reassembling the overhauled airframe with new or rebuilt components. The Company anticipates each D Check to cost approximately $1,200,000.

    As a result of certain incidents in 1989 and 1988 involving structural damage to aircraft in flight operated by carriers other than the Company, the Federal Aviation Administration (the "FAA") is requiring or is expected to require structural modifications and the replacement of certain parts, as well as the implementation of additional maintenance programs or changes to current programs, with respect to various types of aircraft over a certain age. These requirements vary, depending on the type of aircraft covered. Based on information currently available, the Company estimates that the total cost of complying with the aging aircraft requirements over the 1996 through 2000 period will approximate $600,000 per DC-9-50 aircraft.

    In addition, the Company expects to incur approximately $100,000 per DC-9-50 aircraft per year, for maintenance required under a corrosion prevention and control program. This program is anticipated to continue indefinitely in the future.

    During   the  period  from  1996   through  2000,  the  Company  anticipates
implementing its supplemental inspection document program for certain of its DC-9-50 aircraft which is estimated to range up to $50,000 per aircraft.

    The estimated future cost of complying with FAA regulations as discussed in the preceding paragraphs will be in addition to the costs of the Company's current DC-10-10 and DC-9-50 fleet maintenance programs.

    LOS ANGELES AIRPORT OPERATING TERMINAL

    On December 1, 1985, the Company entered into an Interline Agreement with other airlines for, among other things, the sharing of costs, expenses and certain liabilities related to the acquisition, construction and renovation of certain passenger terminal facilities at the Los Angeles International Airport ("Facilities"). Current tenants and participating members of LAX Two Corporation (the "Corporation"), a mutual benefit corporation, are jointly and severally obligated to pay their share of debt service payments related to Facilities Sublease Revenue Bonds issued to finance the acquisition, construction and renovation of the Facilities which totaled $111.9 million at completion. The Corporation leases the Facilities from the Regional Airports Improvement
Corporation under a lease agreement. In addition, the Corporation is also obligated to make annual payments to the city of Los Angeles for charges related to its terminal ground rental. All leases of the Corporation are accounted for as operating leases with related future commitments as of December 31, 1995 amounting to approximately $201.7 million. Rent expense relating to these operating leases totaled $3.6 million, $4.4 million and $5.9 million in 1993, 1994 and 1995, respectively.

                            HAWAIIAN AIRLINES, INC.

13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
    Member airlines pay the expenses associated with the Facilities on a prorata share basis calculated primarily upon their respective numbers of passengers utilizing the Facilities. The Company accounts for its obligation under this agreement as an operating lease and incurred $672,000, $737,000 and $842,000 of rent expense in 1993, 1994 and 1995, respectively.

    FREQUENT FLYER PROGRAM

    The Company's Gold Plus frequent flyer program offers a variety of awards based on accumulated mileage. The Company recognizes a liability in the period in which members have accumulated sufficient mileage points to allow for award redemption. The incremental cost method is used, computed primarily on the basis of fuel and catering costs, exclusive of any overhead or profit margin. Non-travel awards are valued at the incremental cost of tickets exchanged for such awards.

    As of December 31, 1994 and 1995, Gold Plus members had accumulated approximately 3.0 billion and 3.3 billion miles, respectively, representing liabilities totaling approximately $489,000 at the end of each year. The Company's accruals assume full redemption of mileage points. During the years ended December 31, 1993, 1994 and 1995, 493.0 million, 636.0 million and 581.0 million award miles were redeemed, respectively.

    The Company believes that the usage of free travel awards will not result in the displacement of revenue customers and, therefore, such usage will not materially affect the Company's liquidity or operating results. The use of free travel awards is subject to effective capacity control/yield management programs maintained by the Company to limit the possibility of displacing revenue passengers. Usage of Gold Plus travel redemption accounted for approximately 2.1%, 2.7% and 2.2% of Interisland traffic and an insignificant percentage of Transpac and Southpac traffic in 1993, 1994 and 1995, respectively.

14. CONCENTRATION OF BUSINESS RISK
    The Company's scheduled service operations are primarily focused on providing air transportation service to, from, or throughout the Hawaiian Islands. Therefore, the Company's operations, including its ability to collect its outstanding receivables, are significantly affected by economic conditions in the State of Hawaii and by other factors affecting the level of tourism in Hawaii.

    The Company's Interisland, Transpac and Southpac scheduled service is marketed through a number of wholesalers. In 1993, one wholesaler accounted for approximately 11.0% of total passenger revenues. The wholesaler purchased approximately $31.0 million of tickets in 1993, primarily in the Interisland and Transpac markets. No wholesaler accounted for more than 10.0% of total passenger revenues in 1994 or 1995.

15. RELATED PARTY TRANSACTIONS
    During 1995, the law firm Goodsill Anderson Quinn & Stifel, of which Mr. Martin Anderson, a member of the Board of Directors and chairman of the Compensation Committee during fiscal year 1995, is a partner, billed legal fees to the Company in the amount of $117,479. As of December 31, 1995, $9,836 of fees were outstanding. In addition, Goodsill Anderson Quinn & Stifel received 28,606 shares of Class A Common Stock upon the June 19, 1995 initial distribution by the Company of shares of Class A Common Stock. Goodsill Anderson Quinn & Stifel sold all 28,606 shares of Class A Common Stock after the initial distribution.

    In conjunction with obtaining financing under the Plan of Reorganization, $2.0 million of letters of credit were provided by certain third parties as additional security for performance of the Company's obligations under the Credit Facility. One such letter of credit in the amount of $1.0 million is guaranteed by Mr. Anderson. In consideration for the guarantee, Mr. Anderson received a subordinate

                            HAWAIIAN AIRLINES, INC.

15. RELATED PARTY TRANSACTIONS (CONTINUED) security interest in the assets securing the Credit Facility and received warrants to purchase 494,505 shares of the Company's Class A Common Stock. The warrants have a five-year term, expiring September 12, 1999, and are exercisable at a price equal to $2.73 per share, subject to adjustment pursuant to anti-dilution provisions. See Note 11.

    Mr. Clifton Kagawa, a member of the Board of Directors and the Compensation Committee during fiscal year 1995, is the President and Chief Executive Officer of Hill and Knowlton Asia Pacific, and senior representative in Hawaii for WPP Group plc, the parent company of Hill and Knowlton, Inc., and advertising agency Ogilvy and Mather Worldwide. Hill and Knowlton, Inc. is a public relations company which provides services to the Company. During 1995, this public relations company billed the Company for services totaling $170,601. Hill and Knowlton, Inc. received 1,431 shares of Class A Common Stock upon the June 19, 1995 initial distribution by the Company of shares of Class A Common Stock. Hill and Knowlton, Inc. sold all 1,431 shares of Class A Common Stock after the initial distribution. The Company also employs the services of Ogilvy & Mather Hawaii, which received 20,410 shares of Class A Common Stock upon the June 19, 1995 initial distribution by the Company of shares of Class A Common Stock. Ogilvy & Mather sold all 20,410 shares of Class A Common Stock after the initial distribution. During 1995, this advertising agency billed the Company for services totaling $2,942,574.

    Upon consummation of the AIP Investment and its related transactions in January 1996, both Mr. Anderson and Mr. Kagawa agreed not to stand for reelection to the Board of Directors and effectively resigned upon the election of the new Board of Directors at the special meeting of shareholders. Also, the shares and the exercise price on such shares associated with Mr. Anderson's warrants were adjusted pursuant to the anti-dilution provisions of the warrants. See Note 16.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS
    As discussed in Note 1, the Company's Plan became effective in September 1994, representing the completion of its Chapter 11 reorganization process within one year and the avoidance of additional costs primarily related to the transition of its aircraft fleet. Thereafter, the Company financed its operations through operating cash flow, borrowings under the Credit Facility, a series of promotional fare ticket sale activities and payment deferrals from existing creditors, one of which was American. During this period, the Company also operated with a cash balance equivalent to less than one week's worth of operating expenses. Operating at that level of liquidity placed the Company's existence at risk; there was no cushion to respond to unexpected operational upheavals that have periodically affected the airline industry or to cover the seasonal downturns typically experienced by the Company.

    Due to its working capital shortage, the Company deferred certain discretionary capital expenditures that management believes may improve profitability. One example is a series of investments in improved software that are expected to improve operating efficiency. Another is the outlay required to consolidate operations into one terminal at Honolulu International Airport. The working capital shortage also had an unfavorable effect on yield, which, although difficult to quantify, is believed to be significant. The Company found it necessary to offer its products to wholesalers and to the public at reduced rates in order to enhance cash flow. The uncertain financial situation also limited the availability of trade credit and at times necessitated the use of cash or equivalent security to obtain services. Finally, potential partners in the airline industry have been reluctant to enter into business arrangements with the Company until its financial difficulties have been overcome.

    This situation led the Company during 1995 to seek a possible equity investor. As a result of its efforts, on November 6, 1995, the Company executed a letter of intent with AIP, which was followed by the execution on December 8, 1995 of the definitive agreement (the "Investment Agreement") setting

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
forth the terms of the AIP Investment. As of December 31, 1995, the Company had aggregated a net working capital deficit of $51.7 million, representing a $5.9 million increase from the net working capital deficit of $45.8 million at December 31, 1994. Principally, the increase in the working capital deficit resulted from the net of (1) an increase in accounts payable of $17.7 million primarily due to deferred aircraft lease rents and maintenance payments due American; (2) a decrease in air traffic liability of $9.9 million due to the burnoff throughout 1995 of promotional fare ticket sales held in the second and last quarters of 1994; and (3) miscellaneous changes in other working capital accounts resulting in a $1.9 million decrease in the working capital deficit from that of 1994.

    The Board of Directors unanimously approved the AIP Investment and believes that the AIP Investment is in the best interests of the Company and its shareholders. A special shareholders meeting was held on January 30, 1996 at which the shareholders approved the series of transactions described below. On January 31, 1996, the AIP Investment and certain other transactions described below were consummated, which when considered in combination, are anticipated to
(1) improve the Company's liquidity; (2) reduce operating costs; (3) enable the Company to make necessary capital expenditures; (4) allow the Company to take advantage of prompt payment discounts; (5) avoid the need to provide early payment incentives to wholesalers and become less dependent on promotional fare ticket sales to the traveling public; and (6) provide coverage for seasonal working capital needs.

    AIP

    The AIP Investment consisted of the issuance and sale to AIP of 18,181,818 shares of the Company's Class A Common Stock (the "Shares"), par value $.01 per share, and four shares of the Company's Class B Special Preferred Stock, par value $.01 per share, for an aggregate cash purchase price of $20.0 million under the Investment Agreement. Upon consummation of the AIP Investment, AIP owns approximately 67.0% of the Company's common equity. As a result, AIP currently controls substantially all actions to be taken by the shareholders of the Company. After giving effect to the issuance of shares of Class A Common Stock upon the exercise of rights proposed to be offered after the consummation of the AIP Investment as described below (the agreement with AIP requires AIP to use its best efforts to cause the Company to make such offering), the issuance of shares of Class A Common Stock upon the exercise of the AMR warrants and certain other issuances of Class A Common Stock, AIP would own approximately 44.0% of the outstanding common equity of the Company (assuming that the rights referred to above are exercised by persons other than AIP). Until such time as AIP ceases to own at least 35.0% of the common equity, it would have the right to nominate six of the 11 nominees to stand from time to time for election as directors of the Company. Thereafter, AIP would have the right to nominate five, four or three directors so long as it owned at least 25.0%, 10.0% or 5.0%, respectively, of the common equity. On January 30, 1996, six of AIP's director nominees were elected to the Board of Directors.

    AIP and the Company have entered into a registration rights agreement pursuant to which AIP would have the right to require the Company, on two occasions, to use its best efforts to register, at the Company's expense, some or all of the Shares under the Securities Act of 1933, as amended (the "Securities Act"). In addition, AIP would have the right to have the Shares included in any other registered offering of shares of Class A Common Stock made within ten years after consummation of the AIP Investment.

    RIGHTS OFFERING

    Pursuant to the Investment Agreement, AIP agreed to use its best efforts to cause the Company, as soon as practicable after the consummation of the AIP Investment, to make a rights offering (the "Rights Offering"). The following is a description of the Rights Offering as contemplated on March 15,

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
1996. Pursuant to the Rights Offering, the Company would offer to such persons as the Board of Directors shall determine at the time of the Rights Offering (which would not initially include AIP (except possibly with respect to Rights not exercised during the allotted time) but would include, among others, shareholders who hold shares at the record date for the Rights Offering and holders of options granted under the 1994 Stock Option Plan) rights to purchase shares of Class A Common Stock (the "Rights"), during a 20-day period after the issuance of the Rights, at a discount equal to at least 30.0% of the trading price of the Class A Common Stock measured over a period of time to be designated by the Board of Directors after the consummation of the AIP Investment and prior to the Rights Offering, subject to a minimum exercise price of $1.10 per Right. Unexercised Rights would be offered to certain employees, as provided in the modifications to the collective bargaining agreements described below, and possibly to AIP. The other terms and conditions of the Rights Offering, including the number of Rights to be offered, the record date for the Rights Offering and whether the Rights would be transferable, would be established by the Board of Directors at the time of the Rights Offering. It is currently expected that Rights with respect to approximately 10,000,000 shares of Class A Common Stock would be offered, subject to the Board's determination at the time of the Rights Offering. The Rights Offering would be made only by means of a separate prospectus constituting a part of a registration statement to be filed by the Company with the Securities and Exchange Commission.

    The Company has agreed with GPA Group plc and its affiliate AEROUSA, Inc. (the "GPA Companies") that, if the closing of the Rights Offering shall have occurred by September 30, 1996, the Company shall repurchase all of the shares of Class A Common Stock owned by the GPA Companies and repay certain secured and unsecured promissory notes held by the GPA Companies. The stock repurchase price would be $1.10 per share and the promissory notes would be repaid at approximately 85.0% of the then carrying value of the notes, including any deferred costs and other expenses owed. Based on the number of shares owned by the GPA Companies as of January 31, 1996 and the carrying value of the notes as of such date, the Company would pay approximately $4.91 million to the GPA Companies. The Company has the option at any time prior to the Rights Offering to repurchase the GPA Companies' shares and repay their notes on the above terms. As of March 15, 1996 the Company had not exercised this option.

    AMR AND AMERICAN

    Upon consummation of the AIP Investment and satisfaction of certain other conditions, the Company entered into certain arrangements with AMR and American pursuant to which, AMR and American accepted the following:

    - The payment of up to $10.0 million of deferred lease rents and maintenance payments (and accrued interest thereon) under the Aircraft Lease Agreement and the reimbursement of American's fees and expenses in connection with the transaction through the issuance by the Company to American of a $10.25 million promissory note secured by certain assets of the Company (the "American Note"). The American Note bears interest at 10.0% per annum, payable quarterly in arrears, and has a final maturity date of September 11, 2001. The American Note requires repayment of principal equal to one-sixth of the original principal amount on each anniversary of its date of issuance (January 31). The Company has the option to prepay the American Note for $9.15 million at any time before January 31, 1997, or at any time thereafter, in whole or in part, at its remaining principal balance, without premium. The

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
     American Note is prepayable in full, at the option of the holder, in the event and at the time that any person or group (other than AIP) acquires more than 30.0% of the voting interest in the Company;

      The American Note is secured by a lien on substantially all of the personal property of the Company through December 31, 1997. This lien is a first priority lien except that it is junior to (1) liens of security deposits held by credit card processors and (2) liens securing up to $15.0 million in obligations of the Company consisting of (x) secured obligations of the Company (other than credit card processor security deposit liens) existing on the date of issuance of the American Note, and
      (y) additional secured obligations of the Company incurred after such issuance. As of January 31, 1996, in addition to its credit card deposits, the Company had $7.6 million in secured obligations (including all amounts under the Credit Facility), the liens of which are prior to the lien of the American Note. On and after January 1, 1998, the Company is obligated to secure the American Note and the other obligations of the Company to American with a first priority lien on identified assets with a fair market value (supported by an appraisal) of at least 125.0% of the remaining outstanding principal balance of the American Note from time to time;

    - Basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for a period of three years, at which time basic rents would revert back to 1995 levels. The Company has agreed to pay a minimum monthly charge for maintenance services and basic rents and maintenance charges are payable monthly in arrears rather than weekly in advance. American has the right to terminate its obligation to provide aircraft maintenance services on and after January 1, 1999 upon 180 days prior notice;

    - American's relinquishment of $2.0 million of letters of credit which secured the Company's obligations to American under the Aircraft Lease Agreement. The termination of these letters of credit increased the Company's borrowing capacity under the Credit Facility;

    - Issuance of the AMR Warrants to AMR, which entitle the holder to acquire up to 1,897,946 shares of the Class A Common Stock (the "AMR Warrant Shares") exercisable at $1.10 per share. One half of the AMR Warrants are immediately exercisable but the balance of the AMR Warrants are only exercisable if American and the Company enter into a code sharing arrangement by January 1, 1997 regarding the placement of the two letter flight designator code for American's flights on the Company's Interisland flights. If not exercised, the AMR Warrants expire on September 11, 2001; and

    - American's right to require the Company, on two occasions, to use its best efforts to register, at the Company's expense, some or all of the AMR Warrant Shares under the Securities Act. In addition, AMR has the right to have the AMR Warrant Shares included in any other registered offering of shares of Class A Common Stock made before September 11, 2001. If any person or entity acquires a majority of the outstanding Common Stock before September 11, 2001, the Company is required to use its best efforts to cause the seller or sellers of such Common Stock to permit AMR to include AMR Warrant Shares in such sale on the same terms as those available to such seller. AIP has agreed that, if it were one of the sellers in such a sale, it would permit AMR to participate in such sale.

    The arrangements with American have provided the Company with substantial benefits. The payment through the American Note of $10.0 million of deferred rents and maintenance payments otherwise due on February 7, 1996 will effectively permit the Company to make such payments in

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED) installments over the period from January 1997 to September 2001, thereby freeing up working capital for other purposes. In addition, basic rents under the Aircraft Lease Agreement have been reduced by approximately 28.0% for three years, resulting in lower operating costs. Furthermore, the release by American of the security deposit letters of credit resulted in $2.0 million of borrowing capacity becoming available to the Company under the Credit Facility.

    UNIONS AND LABOR AGREEMENTS

    Upon consummation of the AIP Investment and satisfaction of certain other conditions, amendments to the labor agreements for each of the Company's labor unions became effective.

    The amendments to the agreements extend the amendable date of all five contracts from February 28, 1997 to February 28, 2000. Each of the five unions agreed to certain economic concessions, which include cancellation of certain scheduled pay increases, with new pay increases to be effective December 1, 1998 and January 1, 2000. Management expects that these concessions will reduce cash operating expenses which would have been incurred during the two-year period ending December 1997. In exchange for the wage concessions, the Company has agreed to negotiate a gain-sharing program to provide employees the opportunity to receive wage rate increases resulting from work rule and productivity modifications, which would produce cost savings to the Company. In addition, the Company has agreed to establish a profit bonus plan, which would provide all employees (other than senior management) with cash bonuses if the Company achieves certain pre-tax profit targets. The contracts as modified provide additional furlough protection to employees under certain specified circumstances. The Company and unions also have agreed to include certain additional low-cost or no-cost provisions that are specific to each of the respective union contracts.

    Pursuant to their collective bargaining agreements, AFA, IAM and ALPA each have the right to nominate one of the nominees to stand from time to time for election as directors of the Company. On January 30, 1996, each of the IAM, ALPA and AFA director nominees were elected to the Board of Directors.

    SPECIAL PREFERRED STOCK

    As part of the AIP Investment, AIP received four shares of Series B Special Preferred Stock, which entitle AIP to nominate directors as described above. AFA, IAM and ALPA each received one share of Series C Special Preferred Stock, Series D Special Preferred Stock and Series E Special Preferred Stock, respectively, (collectively the "Special Preferred Stock") which entitle each union to nominate one director. The holders of each series of the Special Preferred Stock are entitled to fill a vacancy on the Board of Directors caused by the removal, resignation or death of a director nominated by that series if the Board fails to fill such vacancy within 30 days. AIP has agreed with each of IAM, ALPA and AFA that so long as the right to have a representative on the Board is in its respective collective bargaining agreement, AIP will vote its shares in favor of such union's nominee for the Board of Directors. In addition to the rights of the Special Preferred Stock described above, the Special Preferred Stock is (1) senior to Common Stock and each series is PARI PASSU with each other with respect to rights on liquidation, dissolution and winding up and will be entitled to receive $.01 per share, and no more, before any payments are made to holders of any stock ranking junior to the Special Preferred Stock; (2) has no dividend rights other than at any time that a dividend is declared and paid on the Common Stock dividends in an amount per share equal to twice the dividend per share paid on the Common Stock will be paid on the Special Preferred Stock; (3) is entitled to one vote per share and votes with the Class A Common Stock as a single class on all matters submitted to the shareholders of the Company; (4) automatically converts into one share of Class A Common Stock

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED) upon the transfer of such share from the person to whom originally issued to any person that is not an affiliate of such person; and (5) does not have preemptive rights in connection with future issuances of the Company's capital stock.

    AUTHORIZED CAPITAL STOCK

    The Amended Articles of Incorporation of the Company, as amended, were further amended to increase the authorized number of shares of Class A Common Stock from 40,000,000 shares to 60,000,000 shares. The increase in the number of authorized shares allows the Company to have a sufficient number of authorized and unissued shares of Class A Common Stock to permit the exercise of Rights under the Rights Offering and ensures that the Company will have, from time to time, an adequate number of authorized and unissued shares available for corporate purposes, such as future public and private equity offerings, to raise working capital. As a result of the amendment, the authorized capital stock of the Company consists of 60,000,000 shares of Class A Common Stock, par value $.01 per share, 3,050,000 shares of Class B Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share.

    Except for shares of Class A Common Stock that have been reserved in connection with the Existing Warrants, the 1994 Stock Option Plan, the Plan, the AMR Warrants and the Rights Offering, the Company has no present agreements or commitments to issue any additional shares of Class A Common Stock.

    EXISTING WARRANTS

    Pursuant to the anti-dilution provisions of the Existing Warrants, upon the consummation of the AIP Investment, the exercise price of the Existing Warrants was adjusted to $1.71 per share and the holders of the Existing Warrants received warrants to purchase an additional 587,356 shares of Class A Common Stock exercisable at $1.71 per share as well. The holders of the Existing Warrants have agreed that the anti-dilution provisions will not apply in connection with the AMR Warrants and the Rights.

    1994 STOCK OPTION PLAN

    As discussed in Note 11, options to acquire 592,500 shares of Class A Common Stock were granted in 1995 pursuant to the terms of the 1994 Stock Option Plan. The AIP Investment constituted a change of control for purposes of the 1994 Stock Option Plan, thereby accelerating both the vesting and expiration of the options. In connection with the AIP Investment, the 1994 Stock Option Plan was amended to extend the option exercise period to February 2, 2005. This amendment resulted in a new measurement date for the awarded options and approximately $782,000 of related noncash compensation expense was recorded in January 1996.

    RIGHTS PLAN

    AIP's acquisition of the Shares would have rendered AIP a "10% Shareholder," as that term is defined in the Rights Plan (see Note 11), thereby triggering the distribution of preferred stock purchase rights to the Company's shareholders. Pursuant to the Rights Plan, the Board has the power to determine whether any person, including AIP, is or is not a "10% Shareholder," whether or not such a determination is adverse to any holder of PSP rights. The Board determined that AIP's acquisition of the Shares shall not render AIP a "10% Shareholder" and in anticipation of the AIP Investment, amended the Rights Plan to exclude AIP's acquisition of the Shares from triggering the distribution of the PSP rights.

                            HAWAIIAN AIRLINES, INC.

16. FINANCIAL CONDITION AND LIQUIDITY AND SUBSEQUENT INVESTMENT AND FINANCIAL TRANSACTIONS (CONTINUED)
    TAX AND NET OPERATING LOSS CONSIDERATIONS

    The Company believes that the transactions with respect to its equity following its bankruptcy reorganization, including those pertaining to the AIP Investment, issuance of the AMR Warrants, consummation of the Rights Offering, and possible purchases or sales of its stock by significant shareholders or exercises of options to acquire equity in the Company, has resulted in or has significantly increased the likelihood of an "ownership change" of the Company for purposes of Section 382 of the Internal Revenue Code. An ownership change under Section 382 results in an annual limitation on the amount of pre-ownership change NOLs of the Company that can be used to offset the Company's taxable income for periods following the ownership change.

    Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization was approximately $2.4 million, plus certain "built-in" income items that increase the Section 382 Limitation. While the Company anticipates that any ownership change resulting from the AIP Investment and its related transactions would result in a new Section 382 Limitation which is lower than the Section 382 Limitation in effect previously, the amount of such reduction and its effect on the Company (as well as the effect on the Company of subjecting NOLs incurred following the Company's bankruptcy reorganization to the Section 382 Limitation) depend on numerous issues, including but not limited to the value of the Company's equity at certain dates, the amount and timing of future taxable income and loss, and the amount of "built-in" income items of the Company. Therefore, while the effect of an ownership change resulting from the AIP Investment and its related transactions could be to increase the future tax liabilities of the Company, the precise effect of such an ownership change of the Company resulting from the Investment and its related transactions is unclear.

    CURRENT STATUS

    The Company's capital resources have been increased substantially due to the AIP Investment and the arrangements with American. It is anticipated that the combination of the Company's improved liquidity and reduced operating costs will enable the Company to make necessary capital expenditures, take advantage of prompt payment discounts, avoid the need to provide early payment incentives to wholesalers and become less dependent on promotional fare ticket sales to the traveling public, thereby further improving liquidity.

    In addition, the Company is anticipating the consummation of the Rights Offering and as of March 15, 1996 was negotiating to increase the capacity of the Credit Facility to $15.0 million. No assurance can be given that the Company will be successful in either of these efforts. If the Company is unsuccessful, it will seek other sources of financing. However, because the Company has no remaining unencumbered assets, its access to additional sources of liquidity remains limited. If the Company is unsuccessful in obtaining additional sources of liquidity, an adverse change in events and circumstances could result in the Company being unable to meet its financial obligations after it exhausts its current and foreseeable capital resources.

    The financial statements at December 31, 1995, have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitable, positive cash flow operations and the generation of adequate funds to meet its ongoing obligations.

                            HAWAIIAN AIRLINES, INC.

                       SUPPLEMENTAL FINANCIAL INFORMATION

                   UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                            PREDECESSOR                      REORGANIZED COMPANY
                                            --------------------------------------------  --------------------------
                                                FIRST         SECOND                                       FOURTH
                                               QUARTER        QUARTER          (A)            (B)         QUARTER
                                            -------------  -------------  --------------  ------------  ------------
                                                           (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
1994:
  Operating revenues......................  $   70,977     $   72,515     $    73,331     $   13,171    $   75,986
  Operating income (loss).................      (6,456)        (6,683)          6,718         (3,114)       (3,154)
  Loss before income taxes................      (7,351)        (8,765)         (4,558)        (3,179)       (2,972)
  Net income (loss).......................      (7,351)        (8,765)        185,505         (3,179)       (2,972)
  Proforma loss per share.................         N/M**          N/M**           N/M**        (0.34)*       (0.31)*

                                                                              REORGANIZED COMPANY
                                                             -----------------------------------------------------
                                                                FIRST         SECOND        THIRD        FOURTH
                                                               QUARTER       QUARTER       QUARTER      QUARTER
                                                             ------------  ------------  -----------  ------------
                                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
1995:
  Operating revenues.......................................  $   75,508    $   85,464    $   93,355   $   92,577
  Operating income (loss)..................................      (7,427)          431         4,436          659
  Net income (loss)........................................      (8,294)         (451)        3,363         (124)
  Proforma income (loss) per share.........................       (0.88)*       (0.05)*        0.33*       (0.01)*

    The results of operations for the first three quarters of 1994 were adjusted for the impact of certain significant fourth quarter adjustments which related to the prior quarters. These adjustments were corrections of errors which resulted from mathematical mistakes, mistakes in the application of accounting principles or oversight or misuse of facts that existed at the time the financial statements were prepared.

(a) Period from July 1, 1994 to September 11, 1994.

(b) Period from September 12, 1994 to December 31, 1994.

 * Proforma per share data has been calculated assuming that the Reorganized Company will issue approximately 9.4 million shares of Common Stock pursuant to the Reorganization Plan.

**   Not Meaningful --  per share data is not  meaningful as the Predecessor was recapitalized and adopted fresh start reporting as of September 12, 1994.

                            HAWAIIAN AIRLINES, INC.

                            CONDENSED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                        DECEMBER 31,   MARCH 31,
                                                                                            1995         1996
                                                                                        ------------  -----------
                                                                                               (UNAUDITED)
                                                     ASSETS

Current Assets:
  Cash and cash equivalents...........................................................   $    5,389   $    13,452
  Accounts receivable, net............................................................       18,178        23,715
  Inventories, net....................................................................        7,648         7,554
  Assets held for sale................................................................        1,344         1,344
  Prepaid expenses....................................................................        5,804         5,243
                                                                                        ------------  -----------
    Total current assets..............................................................       38,363        51,308
                                                                                        ------------  -----------
Property and equipment, less accumulated depreciation and
 amortization of $6,166 and $5,043 in 1996 and 1995, respectively.....................       41,391        41,756
Assets held for sale..................................................................        8,336         7,274
Other assets..........................................................................        6,217         4,805
Reorganization value in excess of amounts allocable
 to identifiable assets, net..........................................................       67,333        66,433
                                                                                        ------------  -----------
    Total Assets......................................................................   $  161,640   $   171,576
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...................................................   $    6,027   $     6,210
  Current portion of capital lease obligations........................................        2,662         2,724
  Accounts payable....................................................................       35,182        24,254
  Air traffic liability...............................................................       30,461        28,771
  Accrued liabilities.................................................................       15,730        11,072
                                                                                        ------------  -----------
    Total current liabilities.........................................................       90,062        73,031
                                                                                        ------------  -----------
Long-Term Debt........................................................................        5,523        11,618
Capital Lease Obligations.............................................................       10,102         9,396
Other Liabilities and Deferred Credits................................................       26,775        28,406
                                                                                        ------------  -----------
Shareholders' Equity:
  Common and Special Preferred Stock..................................................           94           276
  Capital in excess of par value......................................................       41,193        59,613
  Warrants............................................................................          900         2,646
  Unearned compensation...............................................................         (182)      --
  Minimum pension liability...........................................................       (1,170)       (1,171)
  Accumulated deficit.................................................................      (11,657)      (12,239)
                                                                                        ------------  -----------
    Shareholders' equity..............................................................       29,178        49,125
                                                                                        ------------  -----------
    Total Liabilities and Shareholders' Equity........................................   $  161,640   $   171,576
                                                                                        ------------  -----------
                                                                                        ------------  -----------

                            HAWAIIAN AIRLINES, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
                                                                                                 (UNAUDITED)
Operating Revenues:
  Passenger................................................................................  $  65,601  $  79,811
  Charter..................................................................................      3,557      6,971
  Cargo....................................................................................      3,961      4,813
  Other....................................................................................      2,389      2,467
                                                                                             ---------  ---------
    Total..................................................................................     75,508     94,062
                                                                                             ---------  ---------
Operating Expenses:
  Flying operations........................................................................     24,289     29,315
  Maintenance..............................................................................     17,781     20,055
  Passenger service........................................................................      9,268     10,538
  Aircraft and traffic servicing...........................................................     13,542     14,515
  Promotion and sales......................................................................     10,198     11,620
  General and administrative...............................................................      4,031      5,763
  Depreciation and amortization............................................................      1,826      1,860
  Early retirement provision...............................................................      2,000     --
                                                                                             ---------  ---------
    Total..................................................................................     82,935     93,666
                                                                                             ---------  ---------
    Operating Income (Loss)................................................................     (7,427)       396
                                                                                             ---------  ---------
Nonoperating Income (Expense):
  Interest expense, net....................................................................     (1,027)      (956)
  Gain on disposition of equipment.........................................................         48          8
  Other, net...............................................................................        112        (30)
                                                                                             ---------  ---------
    Total..................................................................................       (867)      (978)
                                                                                             ---------  ---------
Net Loss...................................................................................  $  (8,294) $    (582)
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Pro Forma Loss Per Common Share............................................................  $   (0.88)* $   (0.03)*
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Weighted Average Number of Common Shares Outstanding.......................................      9,400*    21,521*
                                                                                             ---------  ---------
                                                                                             ---------  ---------

- ------------------------
* Proforma per share data has been calculated utilizing issued and outstanding and issuable common shares as of March 31, 1995 and 1996.

                            HAWAIIAN AIRLINES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
                                                                                                 (UNAUDITED)
Cash Flows From Operating Activities:
  Net loss.................................................................................  $  (8,294) $    (582)
  Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
    Depreciation and amortization..........................................................      1,826      1,860
    Net periodic postretirement benefit cost...............................................        876        567
    Stock option compensation..............................................................     --            964
    Early retirement provision.............................................................      2,000     --
    Gain from disposition of equipment.....................................................        (48)        (8)
    Increase in accounts receivable........................................................     (1,562)    (3,847)
    Decrease (increase) in inventories.....................................................       (470)        94
    Decrease in prepaid expenses...........................................................        823        561
    Increase (decrease) in accounts payable................................................      7,347     (1,407)
    Decrease air traffic liability.........................................................       (529)    (1,690)
    Increase (decrease) in accrued liabilities.............................................        901     (5,758)
    Other, net.............................................................................      4,704      1,301
                                                                                             ---------  ---------
      Net cash provided by (used in) operating activities..................................      7,574     (7,945)
                                                                                             ---------  ---------
Cash Flows From Investing Activities:
  Purchase of property and equipment.......................................................     (2,483)    (1,680)
  Net proceeds from disposition of equipment...............................................        393        519
                                                                                             ---------  ---------
    Net cash used in investing activities..................................................     (2,090)    (1,161)
                                                                                             ---------  ---------
Cash Flows From Financing Activities:
  Proceeds from issuance of common stock...................................................     --         20,000
  Issuance of long-term debt...............................................................        179        124
  Repayment of long-term debt..............................................................     (3,049)    (2,311)
  Repayment of capital lease obligations...................................................       (728)      (644)
                                                                                             ---------  ---------
      Net cash provided by (used in) financing activities..................................     (3,598)    17,169
                                                                                             ---------  ---------
      Net increase in cash and cash equivalents............................................      1,886      8,063
Cash and cash equivalents -- Beginning of Period...........................................      3,501      5,389
                                                                                             ---------  ---------
Cash and cash equivalents -- End of Period.................................................  $   5,387  $  13,452
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                            HAWAIIAN AIRLINES, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    In the opinion of management, the condensed unaudited financial statements included in this report contain all adjustments necessary for a fair presentation of the results of operations and cash flows for the interim periods covered and the financial condition of Hawaiian Airlines, Inc. ("Hawaiian Airlines" or the "Company") as of March 31, 1996 and December 31, 1995. The operating results for the interim period are not necessarily indicative of the results to be expected for the full fiscal year.

    Certain reclassifications have been made to conform prior year's data to current year's presentation.

    The financial statements at March 31, 1996, have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of future uncertainties. Management recognizes that the continuation of the Company as a going concern is dependent upon a return to profitable, positive cash flow operations and the generation of adequate funds to meet its ongoing obligations.

    The accompanying financial statements should be read in conjunction with the financial statements and the notes thereto contained in this Prospectus.

2.  INVESTMENT AND FINANCIAL TRANSACTIONS

    On   January  31,  1996,  the  Company   consummated  a  series  of  related
transactions which, among other things, included:

    - A $20.0 million cash investment in the Company by Airline Investors Partnership, L.P. ("AIP") through the purchase of 18,181,818 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and four shares of the Company's Series B Special Preferred Stock, par value $.01 per share (the "AIP Investment").

    - Certain  agreements  and   arrangements  with   American  Airlines,   Inc.
      ("American"), including amendment to the long-term aircraft lease agreement pursuant to which American leases DC-10-10s to the Company (the "Aircraft Lease Agreement"), which provide for, among other things: (1) the making of $10.0 million or previously deferred lease rents and maintenance  payments  and  interest  thereon  and  the  reimbursement  of
      $250,000 of American's fees and expenses in connection with the transaction through the issuance by the Company to American of a $10.25 million promissory note secured by certain assets of the Company (the "American Note"); (2) reduction of rents for the DC-10-10s; and (3) the release of a $2.0 million security deposit in the form of a letter of credit. In addition, the Company issued to AMR Corporation, American's parent company ("AMR"), warrants (the "AMR warrants") to acquire up to 1,897,946 shares of Class A Common Stock at $1.10 per share.

    - Agreements with each of the Company's labor unions regarding certain modifications to their respective collective bargaining unit agreements. These modifications include certain wage concessions which will generate significant annual cost savings to the Company.

3.  INCOME TAXES

    The Company believes that the AIP Investment and related transactions resulted in an "ownership change" of the Company for purposes of Section 382 of the Internal Revenue Code. An ownership change under Section 382 results in an annual limitation (the "Section 382 Limitation") on the amount of pre-ownership change NOLs of the Company that can be used to offset the Company's taxable income for periods following the ownership change.

                            HAWAIIAN AIRLINES, INC.

    Based on values used by the Company in preparing its 1994 federal income tax return, the Company's Section 382 Limitation that generally applied to all NOLs attributable to the period prior to the ownership change that resulted from the Company's bankruptcy reorganization (the "Old Limitation") was approximately $2.4 million, plus certain "built-in" income items that increase the Section 382 Limitation. The Company currently believes that the ownership change resulting from the AIP Investment and its related transactions resulted in a new Section 382 Limitation (the "New Limitation") of approximately $1.7 million as of January 31, 1996, plus certain "built-in" income items that increase the Section 382 Limitation. The Company believes that, for federal income tax purposes, it has approximately $130 million of NOLs subject to the New Limitation as of December 31, 1995.

    Subsequent changes in the Company's share ownership by "5 percent shareholders" (as defined in Section 382, and which includes certain "public groups"), whether by reason of the exercise of Rights or otherwise, could result in another Section 382 Limitation to which any NOLs incurred prior to such ownership change would be subject.

4.  SUBSEQUENT EVENTS

    On April 29, 1996, the Company's credit facility provided by CIT Group/Credit Finance, Inc. (the "Credit Facility") was amended to increase the borrowing capacity thereunder from $8.15 million to $15.0 million. The $15.0 million Credit Facility consists of two secured term loans and a secured revolving line of credit including up to $6.0 million of letters of credit. The term loans are in the amounts of $5.4 million and $1.3 million and will amortize in equal installments over periods of 48 and 60 months, respectively. The outstanding principal amounts of the term loans will become due and payable upon termination of the Credit Facility. Available credit is subject to change determined by recalculation of the borrowing base, repayments due under the term loans, and repayments arising from the disposition of and other changes in, the related collateral securing the Credit Facility. As of April 30, 1996, the total availability under the Credit Facility was $7.3 million, including $5.9 million in letters of credit. The Credit Facility has an initial term of three years from April 29, 1996 and renews automatically for successive terms of two years each, unless terminated by either party on at least 60 days notice prior to the end of the then-current term. The Company may terminate the Credit Facility at any time, on 30 days notice and payment of certain early termination fees during the initial term and without termination fees during any renewal term.

    The Credit Facility is secured by a first lien on substantially all of the Company's property, excluding the Company's owned and leased aircraft, the Company's aircraft engines while installed on an aircraft and certain security deposits.


    In connection with the AIP Investment, the Company agreed with GPA Group plc and its affiliate AeroUSA, Inc. (collectively the "GPA Companies") that, if the closing of the Company's pending rights offering referred to below shall have occurred by September 30, 1996, the Company would repurchase all of the shares of Class A Common Stock owned by the GPA Companies and repay certain secured and unsecured promissory notes held by the GPA Companies. The stock repurchase price would be $1.10 per share and the promissory notes would be repaid at approximately 85.0% of the then carrying value of the notes, including any deferred costs and other expenses owed. At its option, the Company could make such repurchase and repayment at any time prior to the closing of the rights offering. As required by the provider of the Credit Facility in connection with the amendment thereof, the Company exercised this option on April 29, 1996, Based on 827,221 Class A Common Stock shares owned by the GPA Companies and the carrying value of the notes as of such date, the Company paid approximately $4.7 million to the GPA Companies to repurchase the shares and repay the notes. These transactions resulted in an extraordinary gain, of approximately $340,000, net of estimated income taxes. The payment to the GPA Companies was funded by borrowings under the Credit Facility on April 29, 1996.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the American and Pacific Stock Exchanges listing fees.


Securities and Exchange Commission registration fee............  $   15,975
National Association of Securities Dealers, Inc. filing fee....       5,135
American Stock Exchange listing fee............................      17,500
Pacific Stock Exchange listing fee.............................       7,500
Subscription Agent's fees and expenses.........................      40,000
Information Agent's fees and expenses..........................      15,000
Escrow Agent's fees and expenses...............................       5,000
Financial Advisor's fees and expenses..........................   1,500,000
Accounting fees and expenses...................................      85,000
Legal fees and expenses........................................     650,000
Blue Sky fees and expenses (including legal fees)..............      50,000
Printing and engraving fees....................................     175,000
Miscellaneous..................................................      33,890
                                                                 ----------
  Total........................................................  $2,600,000
                                                                 ----------
                                                                 ----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 415-5 of the Hawaii Business Corporation Act (the "Hawaii Indemnification Statute") provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such a capacity with another enterprise (such person being hereinafter referred to as the "Indemnitee"). The indemnity may cover expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

    Section 415-48.5 of the Hawaii Indemnification Statute provides that a corporation does not have the power to eliminate or limit the personal liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its shareholders, (b) any act or omission of the director not performed in good faith, or which involves intentional misconduct or knowing violation of the law, or which constitutes a willful or reckless disregard of the director's fiduciary duty, (c) the director's willful or negligent violation of any provision of the HBCA regarding payment of dividends or stock purchase or redemption, or (d) any transaction from which the director received an improper benefit.

    The Hawaii Indemnification Statute also provides that, in the case of an action or suit by or on behalf of the corporation, the corporation has the power to indemnify an Indemnitee against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believes to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which the Indemnitee had been adjudged to be liable for negligence or misconduct in the performance of the Indemnitee's duties to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines that, despite the adjudication of liability, but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court deems proper. The provision does not, however, expressly authorize the corporation to indemnify the Indemnitee against judgments, fines and amounts paid in settlement arising out of a shareholder's derivative action.

    The Hawaii Indemnification Statute further provides that indemnification is mandatory with respect to expenses incurred in connection with any action, suit or proceeding, to the extent the Indemnitee is successful on the merits or otherwise in defense of any such action or claim.

    The Hawaii Indemnification Statute allows the payment by the corporation of expenses incurred by an Indemnitee in advance of the final disposition of an action, suit or proceeding if the Indemnitee provides an undertaking of repayment. Additionally, it provides that the indemnity provided by the statute is not exclusive of any other rights to which an Indemnitee may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. It also provides that a corporation may purchase insurance for officers or directors of the corporation.

    Article VII of the Registrant's Amended Articles of Incorporation incorporates the provisions of the Hawaii Indemnification Statute so as to provide the indemnification of the Hawaii Indemnification Statute to officers and directors of the Company. Article VII also provides that the indemnity provided thereunder is nonexclusive of any other rights of indemnification to which an Indemnitee may be entitled.

    In addition, the Registrant has entered into indemnification agreements with each of its directors and executive officers providing indemnification to the fullest extent permitted by law. Furthermore, the Registrant has a policy of directors' and officers' liability insurance which insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
    2.1    Third Amended Consolidated Plan of Reorganization of HAL, INC., Hawaiian Airlines, Inc. and West
           Maui Airport, Inc. dated August 29, 1994. (1)
    2.2    Articles of Merger of Hawaiian Airlines, Inc. and West Maui Airport, Inc. and Articles of Merger of
           Hawaiian Airlines, Inc. and HAL, INC. both dated September 12, 1994. (2)
    4.1    Rights Agreement dated December 23, 1994. (3)
    4.2    Amendment No. 1 dated as of May 4, 1995 to Rights Agreement dated as of December 23, 1994 by and between Hawaiian Airlines, Inc. and Chemical Trust Company of California. (4)
    4.3    Amendment No. 1 to 1994 Stock Option Plan dated as of May 4, 1995. (4)
    4.4    Amendment No. 1 dated as of May 4, 1995 to Warrants Nos. 1-10. (4)
    4.5    1994 Stock Option Plan. (5)
    4.6    Rightsholders Agreement dated as of January 31, 1996, by and among Hawaiian Airlines, Inc., Airline
           Investors Partnership, L.P., AMR Corporation, Martin Anderson and Robert Midkiff. (6)
    4.7    Amendment No. 2 to the Rights Agreement, as amended, dated as of January 31, 1996 by and between
           Hawaiian Airlines, Inc. and Chemical Trust Company of California. (6)
    4.8    Amendment No. 2 to 1994 Stock Option Plan, as amended, dated as of December 8, 1995. (6)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
    4.9    The Company agrees to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of security holders of long-term debt of the Company.
    4.10   Form of Employee Right Subscription Certificate.
    4.11   Form of Shareholder Right Subscription Certificate.
    4.12   1996 Stock Incentive Plan, as amended.*
    5      Opinion of Goodsill Anderson Quinn & Stifel, as to the legality of the securities being registered.*
    8      Opinion of Gibson, Dunn & Crutcher LLP, as to certain tax matters.*
   10.1    First Amended Plan of Reorganization. (7)
   10.2    Engine lease agreement dated as of October 29, 1993 between BA Leasing & Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) Pratt & Whitney JT8D-17 engine, bearing manufacturer's serial no. 696699. (8)
   10.3    Aircraft Purchase Agreement dated as of November 5, 1993 between GATX Capital Corporation, as seller, and Hawaiian Airlines, Inc., as buyer, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing FAA registration no. N420EA, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. 688738 and 688739. (8)
   10.4    Lease agreement dated as of November 3, 1993 between John Hancock Leasing Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT813-17 engines bearing manufacturers serial no. 708324 and 654028. (8)
   10.5    Aircraft Lease Agreement dated April 1, 1994 between Nations Financial Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft bearing manufacturer's serial no. 47662, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696708 and 688758. (9)
   10.6    Aircraft Lease Agreement dated May 9, 1994 between BA Leasing & Capital Corporation, as lessor, and
           Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47764, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696675 and 696674 and one (1) spare Pratt & Whitney JT8D-17A engine bearing manufacturer's serial no. 696699. (10)
   10.7    Aircraft Lease Agreement dated May 9, 1994 between Security Pacific Equipment Leasing, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47735, together with two (2) Pratt & Whitney JT8D-17A engines, bearing manufacturer's serial no. 696666 and 688798. (10)
   10.8    Aircraft Lease Agreement dated May 9, 1994 between Security Pacific Equipment Leasing, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47726, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696656 and 688710. (10)
   10.9    Merchant Bank Agreement for Visa and Mastercard dated July 18, 1994 between First Bank National
           Association, as Bank, and Hawaiian Airlines, Inc., as Carrier. (10)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.10   Airframe Lease Agreement dated September 22, 1994 between Bank of Hawaii, as lessor, and Hawaiian
           Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no.
           47763, together with two (2) Pratt & Whitney JT8D17A engines, bearing manufacturer's serial no.
           696666 and 688798. (10)
   10.11   Multihost Agreement dated September 12, 1994 between SABRE Decision Technologies, Inc. and Hawaiian
           Airlines, Inc., as customer, for certain reservation services, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.12   Flight Operating System Agreement dated September 12, 1994 between SABRE Decision Technologies, Inc.
           and Hawaiian Airlines, Inc. as customer, for certain flight operating system services, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.13   Advantage Participating Carrier Agreement dated September 12, 1994 between American Airlines, Inc., as seller, and Hawaiian Airlines, Inc., as customer, for certain frequent flyer agreements, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.14   Master Equipment Lease Agreement dated September 12, 1994, between SABRE Decision Technologies,
           Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for certain computer and reservations equipment, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.15   Aircraft Lease Agreement dated September 12, 1994 between American Airlines, Inc., as lessor, and
           Hawaiian Airlines, Inc., as lessee, for eight (8) DC-10-10 aircraft each with three (3) GE CF6-6K engines, FAA registration and manufacturer's serial no. to be advised, filed in redacted form since confidential treatment has been requested pursuant to Rule 24b-2 for certain portions thereof. (11)
   10.16   Aircraft Lease Amendment dated November 10, 1992 to Aircraft Lease Agreement dated March 31, 1992, between AeroUSA, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for one (1) McDonnell
           Douglas DC9-51 aircraft, manufacturers serial No. 47784. (11)
   10.17   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated March 31, 1992, between AeroUSA, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for one (1) McDonnell
           Douglas DC9-51 aircraft, manufacturers serial No. 47784. (11)
   10.18   Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)
   10.19   Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)
   10.20   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.21   Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)
   10.22   Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)
   10.23   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)
   10.24   Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)
   10.25   Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)
   10.26   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)
   10.27   Chattel Mortgage dated November 5, 1993 between GATX Capital Corporation, as Secured Party, and
           Hawaiian Airlines, Inc., as Debtor, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47689, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688738 and 688739. (11)
   10.28   Mortgage Supplement dated November 5, 1993 between GATX Capital Corporation, as Secured Party, and
           Hawaiian Airlines, Inc., as Debtor, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47689, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688738 and 688739. (11)
   10.29   Aircraft Lease Agreement dated September 12, 1994 between First Security Bank of Utah, N.A., as trustee, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47658, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688712 and 688797. (11)
   10.30   Aircraft Lease Agreement dated September 12, 1994 between Scandinavian Airlines of North American
           Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47654, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. 688834 and 688728. (11)
   10.31   Engine Lease dated September 12, 1994 between Aircraft Income Partners 11, L.P., as lessor, and
           Hawaiian Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 687769B and 688762D. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.32   Aircraft Lease Agreement dated September 22, 1994 between USL Capital Corporation, as lessor, and
           Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47661, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. P696707D and P68872913. (11)
   10.33   Engine Lease Agreement dated September 22, 1994 between Bank of Hawaii, as lessor, and Hawaiian
           Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT8D-17A engines, bearing manufacturer's serial no. P696662D and P696667D. (11)
   10.34   Agreement of Lease dated July 12, 1993 between Airport Industrial Park Associates, as owner, and
           Hawaiian Airlines, Inc., as tenant. (11)
   10.35   Anchorage International Airport Airline Operating Agreement and Terminal Building Lease
           (International Terminal) dated January 3, 1992 between State of Alaska Department of Transportation and Public Facilities and Hawaiian Airlines, Inc. (11)
   10.36   Anchorage International Airport Advance Right of Entry ADA30426 of State of Alaska Department of
           Transportation and Public Facilities dated December 9, 1991. (11)
   10.37   Form of Non-Exclusive Operating Permit between the City of Los Angeles and Hawaiian Airlines, Inc., a Signatory Carrier, Covering the Use of Landing Facilities for Air Carrier Aircraft Operations at
           Los Angeles International Airport. (11)
   10.38   Form of Non-Signatory Passenger Airline Operating and Lease Agreement between The Port of Portland and Hawaiian Airlines, Inc. (11)
   10.39   Airports Commission City and County of San Francisco Airline Operating Permit Issued to Hawaiian
           Airlines, Inc., as Permittee, Director of Airports Permit Action No. 2003. (11)
   10.40   Indenture of Lease (Lease No. DOT-78-24) dated August 21, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)
   10.41   Addendum No. I dated October 9, 1982 to Lease No. DOT-A-7824 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)
   10.42   Addendum No. 2 dated August 31, 1983 to Lease No. DOT-A-7824 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airprt premises at the Kahului Airport on the island of Maui. (11)
   10.43   Amendment No. 3 dated September 1, 1986 to Lease No. DOT-A78-24 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)
   10.44   Amendment No. 4 dated October 3, 1988 to Lease No. DOT-A78-24 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.45   Indenture of Lease (Lease No. DOT-A-78-31) dated August 10, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)
   10.46   Addendum No. I dated August 31, 1983 to Lease No. DOT-A-7831 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)
   10.47   Amendment No. 2 dated July 22, 1988 to Lease No. DOT-A-7831 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)
   10.48   Indenture of Lease (Lease No. DOT-A-78-22) dated as of August 10, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.49   Addendum No. I dated March 1, 1981 to Lease No. DOT-A-7822 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.50   Addendum No. 2 dated August 31, 1983 to Lease No. DOT-A-7822 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.51   Addendum No. 3 dated September 14, 1983 to Lease No. DOT-A78-22 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.52   Amendment No. 4 dated December 14, 1987 to Lease No. DOTA-78-22 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.53   Amendment No. 5 dated September 15, 1988 to Lease No. DOTA-78-22 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.54   Indenture of Lease (Lease No. DOT-A-78-27) dated as of August 10, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)
   10.55   Addendum No. 1 dated August 31, 1983 to Lease No. DOT-A-7827 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)
   10.56   Addendum No. 2 dated July 1, 1985 to Lease No. DOT-A-78-27 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.57   Amendment No. 3 dated July 29, 1988 to Lease No. DOT-A-7827 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)
   10.58   Indenture of Lease (Lease No. DOT-76-23) dated as of April 24, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.59   Addendum No. 2 dated April 1, 1983 to Lease No. DOT-A-76-23 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.60   Addendum No. 1 dated August 31, 1983 to Lease No. DOT-A-7623 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.61   Amendment No. 3 dated July 27, 1988 to Lease No. DOT-A-7623 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.62   Amendment No. 4 dated December 6, 1989 to Lease No. DOT-A76-23 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.63   Indenture of Lease (Lease No. DOT-A-62-32) dated as of May 28, 1962 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premise at the Honolulu International Airport on the island of Oahu. (11)
   10.64   Lease Extension Agreement dated September 26, 1994 to Lease No. DOT-A-62-32 dated as of May 28, 1962 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines,
           Inc., as lessee, for use of airport premises at the Honolulu International Airport on the island of
           Oahu. (11)
   10.65   IATA Interline Traffic Agreement -- Passenger between IATA and Hawaiian Airlines, Inc. (11)
   10.66   IATA Interline Traffic Agreement -- Cargo between IATA and Hawaiian Airlines, Inc. (11)
   10.67   IATA Interline Traffic Agreement -- Baggage between IATA and Hawaiian Airlines, Inc. (11)
   10.68   ATA Airline Freight Procedures Agreement dated December 16, 1985. (11)
   10.69   Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan --
           Australia dated December 12, 1988. (11)
   10.70   Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan --
           Canada dated May 18, 1983. (11)
   10.71   Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan -- New
           Zealand dated September 16, 1987. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.72   Form of Facilities Management and Supplemental Agreement among Computer Associates International,
           Inc. and Litton Computer Services, as Licensee, and Hawaiian Airlines, Inc., as Client, dated
           September 30, 1993. (11)
   10.73   Master Lease Agreement dated September 30, 1993 between Comdisco, Inc., as lessor, and Hawaiian
           Airlines, Inc. as lessee, for computer and telephone equipment. (11)
   10.74   Galileo International Global Airline Distribution Agreement dated as of December 16, 1993 among
           Galileo International Partnership, and Hawaiian Airlines, Inc., as Participant. (11)
   10.75   Loan and Security Agreement dated as of September 12, 1994 between The CIT Group/Credit Finance,
           Inc., as Lender, and Hawaiian Airlines, Inc., as Borrower. (11)
   10.76   Letter of Credit Reimbursement and Security Agreement dated as of September 12, 1994 by Hawaiian
           Airlines, Inc. for the benefit of Martin Anderson. (11)
   10.77   Letter of Credit Reimbursement and Security Agreement dated as of September 13, 1994 by Hawaiian
           Airlines, Inc. for the benefit of Robert Midkiff. (11)
   10.78   Agreement Relating to the Settlement of Interline Accounts through Airlines Clearing House Inc.
           dated July 8, 1981. (11)
   10.79   Supplementary Agreement to Agreement Relating to the Settlement of Interline Accounts through
           Airlines Clearing House, Inc. and amendments made thereto through to October 10, 1986. (11)
   10.80   Supplementary Agreement to Agreement Relating to the Settlement of Interline Accounts through
           Airlines Clearing House, Inc. and amendments made thereto through to January 30, 1987. (11)
   10.81   Amendment to the Agreement Relating to the Settlement of Interline Accounts through Airlines
           Clearing House, Inc. and amendments made thereto through to September 17, 1987. (11)
   10.82   Amended and Restated Interline Agreement dated September 1, 1989 by and among LAX TWO CORP. and certain Air Carriers as 'Contracting Airlines', including Hawaiian Airlines, Inc. (11)
   10.83   Airlines Reporting Corporation Carrier Service Agreement dated November 30, 1984 between the
           Airlines Reporting Corporation and Hawaiian Airlines, Inc. (11)
   10.84   Stipulation Respecting Claims of the State of Hawaii filed with the Bankruptcy Court July 29, 1994.
           (11)
   10.85   Stipulation between Hawaiian Airlines, Inc. and Kawasaki Enterprises Inc. filed with the Bankruptcy
           Court March 31, 1994. (11)
   10.86   Global Settlement Agreement and Adequate Protection Stipulation with GPA filed with the Bankruptcy
           Court August 12, 1994. (11)
   10.87   Rotable Spare Parts Chattel Mortgage and Security Agreement dated August 23, 1994, as amended. (11)
   10.88   Warrants dated September 12, 1994 granted Martin Anderson. (12)
   10.89   Warrants dated September 12, 1994 granted Robert Midkiff. (12)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.90   Amendment to Lease Agreement, Lease Supplements and Lease Supplement No. 9, dated November 12, 1994, to original Aircraft Lease Agreement dated September 12, 1994, between American Airlines,
           Inc.-Registered Trademark- as lessor, and Hawaiian Airlines, Inc., as lessee, for 1) amendment of
           Lease Agreement, 2) one (1) airframe, U.S. registration number N122AA, manufacturer's serial no.
           46522 and three (3) General Electric CF6-6K engines bearing manufacturer's serial nos. 451391,
           451166, and 451141. (12)
   10.91   Lease Amendment No. 2, dated as of April 13, 1995 between American Airlines, Inc.-Registered
           Trademark- and Hawaiian Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (12)
   10.92   Aircraft Lease Agreement dated as of November 20, 1994 between American Airlines, Inc.-Registered
           Trademark-, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas
           DC-10-10 aircraft, bearing FAA registration no. N146AA, together with three (3) GE-CF6-6K engines bearing manufacturer's serial nos. 451272, 451257 and 451164 filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (12)
   10.93   Waiver and Amendment to Loan and Security Agreement dated as of April 13, 1995 between CIT
           Group/Credit Finance, Inc., as Lender, and Hawaiian Airlines, Inc., as Borrower. (12)
   10.94   Lease Amendment No. 1 dated as of April 28, 1995 to original Lease Amendment dated as of November
           20, 1994, between American Airlines, Inc.-Registered Trademark-, as lessor, and Hawaiian Airlines,
           Inc., as lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (13)
   10.95   Lease Amendment No. 3 dated as of June 1, 1995 to Aircraft Lease Agreement dated as of September 12,
           1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of
           Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to
           Rule 24.b-2 for certain portions thereof. (4)
   10.96   Aircraft Lease Agreement dated July 5, 1995 between American Airlines, Inc., lessor and Hawaiian
           Airlines, Inc., lessee, for one DC-10-10 aircraft filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (4)
   10.97   Lease Amendment No. 2 dated as of September 29, 1995 to Aircraft Lease Agreement dated as of
           November 20, 1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)
   10.98   Lease Supplement No. 1 dated as of July 19, 1995 to Aircraft Lease Agreement dated as of July 5,
           1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee. (14)
   10.99   Lease Amendment No. 1 dated as of September 29, 1995 to Aircraft Lease Agreement dated as of July 5,
           1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of
           Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to
           Rule 24.b-2 for certain portions thereof. (14)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.100  Lease Amendment No. 4 dated as of August 22, 1995 to Aircraft Lease Agreement dated as of September
           12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)
   10.101  Lease Amendment No. 5 dated as of October 6, 1995 to Aircraft Lease Agreement dated as of September
           12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)
   10.102  Amendment No. 1 dated as of February 28, 1996 to Chattel Mortgage and Security Agreement dated as of
           January 31, 1996 by Hawaiian Airlines, Inc. in favor of American Airlines, Inc. (6)
   10.103  Chattel Mortgage and Security Agreement dated as of January 31, 1996 by Hawaiian Airlines, Inc. in favor of American Airlines, Inc. (6)
   10.104  Secured Promissory Note in amount of $10,250,000 made by Hawaiian Airlines, Inc. payable to the order of American Airlines, Inc. dated January 31, 1996. (6)
   10.105  Note Repayment and Stock Purchase Agreement dated as of January 31, 1996 by and among GPA Group plc,
           AEROUSA, Inc. and Hawaiian Airlines, Inc. (6)
   10.106  Stockholders Agreement dated as of January 31, 1996 between Airline Investors Partnership, LP., the
           Association of Flight Attendants, the International Association of Machinists and Aerospace Workers
           (AFLCIO) and the Air Line Pilots Association, International. (6)
   10.107  Aircraft Lease Amendment dated as of January 31, 1996 to Aircraft Lease Agreement dated as of March
           31, 1992 between AEROUSA, Inc., as lessor and Hawaiian Airlines, Inc., as lessee, for one (1)
           McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47784. (6)
   10.108  Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian
           Airlines, inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47742. (6)
   10.109  Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian
           Airlines, inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 48122. (6)
   10.110  Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian
           Airlines, inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47796. (6)
   10.111  Lease Amendment No. 8 dated as of January 31, 1996 to Aircraft Lease Agreement dated September 12,
           1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.112  Lease Amendment No. 1 dated as of January 31, 1996 to Aircraft Lease Agreement dated December 15,
           1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.113  Lease Amendment No. 1 dated as of January 31, 1996 to Aircraft Lease Agreement dated December 30,
           1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.114  Form of Amended and Restated Indemnification Agreement between Hawaiian Airlines, Inc. and certain directors and officers of the Company dated as of January 30, 1996. (6)
   10.115  Warrant for the Purchase of 948,973 shares of Class A Common Stock issued to AMR Corporation. (6)
   10.116  Warrant for the Purchase of 948,973 shares of Class A Common Stock issued to AMR Corporation. (6)
   10.117  Form of Warrants for the Purchase of shares of Class A Common Stock issued to Martin Anderson. (6)
   10.118  Form of Warrants for the Purchase of shares of Class A Common Stock issued to Robert Midkiff. (6)
   10.119  Aircraft Lease Agreement dated as of December 30, 1995 between American Airlines, Inc. and Hawaiian
           Airlines, Inc. (6)
   10.120  Aircraft Lease Agreement dated as of December 15, 1995 between American Airlines, Inc. and Hawaiian
           Airlines, Inc. (6)
   10.121  Lease Amendment No. 7 dated as of December 8, 1995 to Aircraft Lease Agreement dated September 12,
           1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.122  Stock Purchase Agreement dated as of December 8, 1995, between Hawaiian Airlines, Inc., and Airline
           Investors Partnership, L.P. (6)
   10.123  Lease Amendment No. 6 dated as of November 20, 1995, to Aircraft Lease Agreement dated September 12,
           1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.124  Aircraft Lease Agreement dated as of May 15, 1996 between American Airlines, Inc. and Hawaiian
           Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to
           Rule 406 for certain portions thereof. (16)*
   10.125  Cooperative Marketing Agreement between Northwest Airlines, Inc. and Hawaiian Airlines, Inc. dated
           May 22, 1996 filed in redacted form since confidential treatment has been requested pursuant to Rule
           406 for certain portions thereof. (16)**
   10.126  Code Share Agreement between Mahalo Air, Inc. and Hawaiian Airlines, Inc. dated June 28, 1996.*
   23.1    Consent of KPMG Peat Marwick LLP.
   23.2    Consent of Goodsill Anderson Quinn & Stifel (included in Exhibit 5).*
   23.3    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8).*
   24      Power of attorney. (15)
   99.1    Form of Stock Purchase Agreement between Hawaiian Airlines and an Investor for the purchase of shares of Common Stock pursuant to the Investor Offering.
   99.2    Subscription and Escrow Agent Agreement, dated as of July 19, 1996, by and between Hawaiian
           Airlines, Inc., ChaseMellon Shareholder Services, L.L.C. and Mellon Bank, N.A.***


- ------------------------

  * Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-2 as filed July 12, 1996 and incorporated herein by reference.


 ** Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 4 to the Company's Registration Statement on Form S-2 as filed July 24, 1996 and incorporated herein by reference.

 *** Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-2 as filed July 23, 1996 and incorporated herein by reference.


 (1) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed September 6, 1994 and incorporated herein by reference.

 (2) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed September 21, 1994 and incorporated herein by reference.

 (3) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K as filed January 5, 1995 and incorporated herein by reference.

 (4) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed August 14, 1995 and incorporated herein by reference.

 (5) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-8 as filed November 15, 1995 and incorporated herein by reference.

 (6) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K as filed April 1, 1996 and incorporated herein by reference.

 (7) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed March 9, 1994 and incorporated herein by reference.

 (8) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Annual Report on Form 10-K as filed April 15, 1994 and incorporated herein by reference.

 (9) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Quarterly Report on Form 10-Q as filed May 20, 1994 and incorporated herein by reference.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Quarterly Report on Form 10-Q as filed August 15, 1994 and incorporated herein by reference.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-B as filed November 3, 1994 and incorporated herein by reference.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K as filed April 17, 1995 and incorporated herein by reference.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed May 11, 1995 and incorporated herein by reference.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed November 14, 1995 and incorporated herein by reference.

(15) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-2 as filed on May 30, 1996 and incorporated herein by reference.

(16) Portions of this document have been omitted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. Such portions have been provided separately to the Commission.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration  by means of a post-effective  amendment
    any   of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii, on the 1st day of August, 1996.


                                          HAWAIIAN AIRLINES, INC.

                                          By         /s/ BRUCE R. NOBLES

                                             -----------------------------------
                                                       Bruce R. Nobles
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  -------------------------------------  ------------------
                 /s/ BRUCE R. NOBLES                    Director, President and Chief          August 1, 1996
     -------------------------------------------        Executive Officer (Principal
                  (Bruce R. Nobles)                     Executive Officer)
                /s/ JOHN L. GARIBALDI                   Executive Vice President and Chief     August 1, 1996
     -------------------------------------------        Financial Officer (Principal
                 (John L. Garibaldi)                    Accounting and Financial Officer)
                                     *                  Director, Chairman of the Board        August 1, 1996
     -------------------------------------------
                   (John W. Adams)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                    (Todd G. Cole)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                 (Richard F. Conway)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                   (Robert G. Coo)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                 (Carol A. Fukunaga)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                 (William Boyce Lum)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                 (Richard K. Matros)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                  (Reno F. Morella)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                (Samson Poomaihealani)
                                     *                  Director                               August 1, 1996
     -------------------------------------------
                  (Edward Z. Safady)
               * by:/s/BRUCE R. NOBLES
                   Bruce R. Nobles
                   ATTORNEY-IN-FACT